As filed with the Securities and Exchange Commission on January 4, 2022.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Affinia Therapeutics Inc.

(Exact name of registrant as specified in its charter)

Delaware	2836	83-3789975
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

43 Foundry Ave, Suite 120

Waltham, MA 02453

617-430-7817

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rick Modi

President and Chief Executive Officer

Affinia Therapeutics Inc.

43 Foundry Ave, Suite 120

Waltham, MA 02453

617-430-7817

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ryan Sansom Divakar Gupta Cooley LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 937-2300	Stuart Cable Robert E. Puopolo Seo Salimi William A. Magioncalda Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.0001 par value per share	$100,000,000	$9,270

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of additional shares that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated January 4, 2022

PRELIMINARY PROSPECTUS

                 Shares

Common Stock

This is an initial public offering of shares of common stock of Affinia Therapeutics Inc.

We are offering              shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We have applied to list our common stock on the Nasdaq Global Market under the trading symbol “AFTX.”

We are an “emerging growth company” and a “smaller reporting company” as defined under U.S. federal securities laws and, as such, will be subject to reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 16 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to Affinia Therapeutics Inc.	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from us at the initial price to the public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2022.

Goldman Sachs & Co. LLC	Jefferies	Piper Sandler

Chardan

Prospectus dated                     , 2022

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.

PROSPECTUS SUMMARY

This summary highlights, and is qualified in its entirety by, information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus, before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “the company,” “Affinia” and “Affinia Therapeutics” refer to Affinia Therapeutics Inc.

Overview

We are a preclinical stage company pioneering a new class of rationally designed gene therapies with potentially curative benefit in patients with both rare and prevalent devastating diseases. Our rationally designed gene therapy candidates are methodically created to address the key limitations of current approaches and to meet the specific needs of a disease. We created our proprietary Affinia Rationally-designed Therapies (ART) platform to develop these novel therapies, focusing on the three key components of a gene therapy: capsids, which are the outer shells of a virus used to deliver the genetic code to tissues to treat a disease; promoters, which control how the cells read the genetic code that is delivered; and manufacturing approaches, which determine the quality and cost of these potential medicines. Our goal is to realize the full promise of gene therapy by addressing key limitations of current approaches, including tissue targeting specificity, cell expression and manufacturability. The potential of our platform has attracted a team of seasoned executives with extensive experience in advancing transformational gene therapy technologies from discovery through approval and commercialization.

Our ART platform is versatile and modular, and we believe that by applying it to the key limitations of gene therapy in each indication we pursue, we have the potential to build a deep pipeline of differentiated product candidates across multiple therapeutic areas and genetic modalities, including gene replacement, vectorized antibody, gene editing and RNA knockdown approaches. We are focused on helping patients who have a dire medical need and where our platform can have a transformative advantage. We plan to submit multiple IND applications through 2025. For our initial programs, we are leveraging our next-generation capsid, Anc80L65. In preclinical studies, Anc80L65 has demonstrated rapid and broad gene expression in the central nervous system (CNS) with expression efficiency up to 40 times higher than the conventional capsid, AAV9.

Our lead product candidate, AFTX-001, is Anc80L65-ARSA for the treatment of metachromatic leukodystrophy (MLD). MLD is a rare, rapidly progressive and fatal genetic disease that results from the deficiency of functional arylsulfatase A (ARSA), an enzyme that is critical for neuronal survival. Patients with the most common form of MLD, called late infantile MLD, typically die before the age of eight years. AFTX-001 delivers a functional ARSA transgene via a one-time dose to the CNS through a routine outpatient lumbar puncture (LP) administration. We believe our approach will lead to rapid and broad expression of the ARSA enzyme in the CNS and peripheral nervous system (PNS), resulting in transformative clinical benefit. We anticipate an IND submission for AFTX-001 in the first half of 2023.

Our second product candidate, AFTX-002, is Anc80L65-trastuzumab for the treatment of brain metastases secondary to human epidermal growth factor receptor 2 overexpressing (HER2+) breast cancer (BMBC). BMBC is a common and deadly complication of HER2+ breast cancer with a median survival of only 18 months. Trastuzumab is an approved monoclonal antibody for the treatment of

HER2+ breast cancer; however current methods of administration are impractical for achieving sustained therapeutic levels in the brain sufficient to be effective against BMBC. AFTX-002 is designed to be given as a one-time dose by LP administration to deliver the genetic code that enables the cells in the brain to produce their own trastuzumab in close proximity to the brain metastases. Our pharmacokinetic modeling analysis showed that the levels of trastuzumab in the brain achieved by our gene therapy approach are up to 100 times higher than those achieved by current methods of administration. We believe our approach results in trastuzumab levels in the brain that are clinically sufficient to control BMBC and will result in transformative clinical benefit. We anticipate an IND submission for AFTX-002 in the second half of 2023.

In addition to our MLD and BMBC programs, we are also engineering capsids for use in programs for Duchenne muscular dystrophy (DMD), myotonic dystrophy 1 (DM1) and cystic fibrosis (CF) via a multi-year collaboration (Vertex Agreement) that we entered into in 2020 with Vertex Pharmaceuticals Incorporated (Vertex). Under the terms of the Vertex Agreement, we are eligible to receive development, regulatory and sales-based milestone payments of up to $4.7 billion in the aggregate for all products and modalities. We are also eligible to receive tiered mid-single digit sales-based royalties for each licensed product, subject to customary offsets and deductions. We believe this collaboration with Vertex not only allows us to expand the therapeutic and modality footprint of our ART platform but also validates its potential.

We plan on using our initial programs as gateway indications, meaning that if the initial program is successful, we can utilize the capsid or genetic modality of that program for a wave of additional gene therapy product candidates. We believe this strategy may reduce development risks and accelerate timelines for subsequent programs and allow us to efficiently build portfolios in neurological, neuro-oncological, neuromuscular, pulmonary and other therapeutic areas.

Our ART Platform

Advances in human biology research have elucidated the genetic cause of many rare diseases and subpopulations of prevalent diseases over the past several decades, setting the stage for treating these diseases with gene therapies. However, we believe current gene therapy approaches using conventional AAV capsids, promoters and manufacturing approaches are limited in their tissue targeting specificity, cell expression and manufacturability, resulting in sub-optimal efficacy and toxicity and inconsistent product quality. This leaves many patients who could benefit from gene therapy without effective treatment options.

Our ART platform is created to address these key limitations of conventional gene therapies. The ART platform consists of three pillars:

(i)	Novel capsids (cART): to enhance the tissue targeting specificity, immunologic profile and manufacturability of gene therapies;

(ii)	Novel promoters (pART): to precisely modulate the expression of the therapeutic transgene in specific cell types; and

(iii)	Novel manufacturing approaches (mART): to improve quality, yields and scalability across multiple product candidates by using new processes, cell lines and transfection agents.

As illustrated below, our ART platform is highly versatile and broadly applicable across various modalities, tissue types and indications.

We believe our ART Platform has the potential to offer meaningful advantages over existing gene therapy approaches, including:

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A systematic, reproducible approach to developing potential first-in-class and best-in-class gene therapy product candidates with higher probabilities of success. Our ART platform has been developed to rationally design capsids, promoters and manufacturing approaches that are tailor-made for each disease we seek to treat, with the following benefits:

•	Enhanced tissue targeting specificity

•	Improved cell-type specificity

•	Increased and tunable transgene expression

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Versatility, modularity and applicability across therapeutic areas and modalities. Each pillar of our ART platform is a standalone asset while being synergistic with one another. We believe each pillar can be applied across tissues such as CNS, muscle, lung, heart, kidney, or liver and similarly, across genetic modalities such as gene replacement, vectorized antibody, gene editing or RNA knockdown approaches.

•	Extensibility of gene therapy into additional indications and prevalent diseases. We believe our novel capsids, promoters and manufacturing approaches provide the following benefits:

•	Scalability to supply larger patient populations

•	Potential to evade preexisting antibodies

•	Ability to package larger transgenes in the capsid

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State of the art technological capability. We engineer novel capsids using several cutting edge techniques, integrating: a powerful computational approach called ancestral sequence reconstruction (ASR); a barcoding technique that serves as a capsid / promoter tracking system; and multiparametric high-throughput screening and comprehensive data analytics. We believe these technological capabilities offer the following significant advantages over existing methods:

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Novelty: More than 80% of our capsids are functional as compared to published rates of less than 1% for competing approaches. More than 90% of our capsids are more than 5% divergent from conventional AAVs such as AAV9 as compared to published rates of less than 1% for competing approaches. We believe that the 5% threshold may provide us with additional intellectual property protections while providing biological benefits.

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Multiparametric efficiency: By leveraging our unique barcode capsid / promoter tracking system, we are able to prosecute our entire library of capsids / promoters and analyze their characteristics in various tissues in one single experiment. We track multiple parameters across species and collect all the data to perform comprehensive analyses in order to select the best candidates.

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Structure-function mapping: Our proprietary structure-function maps serve as rulebooks for the rational design of gene therapies. We believe our structure-function mapping represents a game-changing advancement opportunity in the gene therapy field similar to the developmental inflection driven by structure-activity relationships in small molecules and biologics many years ago.

We believe that together the three pillars of the ART platform have the potential to improve the efficacy, safety and manufacturability of our product candidates. We believe our ART platform provides us an engine for developing differentiated gene therapy product candidates.

Our Team and Investors

Our company is led by a team of seasoned executives with extensive experience in building successful companies and advancing transformational gene therapy technologies from discovery through approval and commercialization. The members of our leadership team have developed specialized expertise in the field of gene therapy through their experience at companies including AveXis, Inc. (AveXis), Editas Medicine, Inc. (Editas) and Novartis International AG, as well as The Gene Therapy Program at the University of Pennsylvania. For example, Rick Modi, our Chief Executive Officer and several other of our executive officers, as well as our chairman, Sean Nolan, the former chief executive officer of AveXis, were instrumental in the development and approval for AveXis’ Zolgensma, an AAV-based gene therapy product for the treatment of spinal muscular atrophy and Charles Albright, Ph.D., our Chief Scientific Officer, led the development of the CRISPR-based gene editing platform and its translation into clinical trials at Editas. Collectively, our management team has led or co-led more than 50 INDs and more than 20 regulatory license applications or product launches for new biologics or supplemental indications for approved biologics. Each of our three scientific co-founders is a pioneer in the field of gene therapy. Luc Vandenberghe, Ph.D., is an inventor of AAV9, Botond Roska, M.D., Ph.D., is a recognized leader in the optimization of promoters and Aaron Tward, M.D., Ph.D., is a pioneer in the application of high-throughput sequencing technologies.

Since inception in 2019, we have raised approximately $178 million in cash proceeds from leading biotech investors. In April 2021, we raised $110 million from Atlas Venture, Avidity Partners, Casdin Capital, EcoR1 Capital, Farallon Capital Management, F-Prime Capital, GV (formerly

Google Ventures), Lonza, Mass General Brigham Ventures, New Enterprise Associates, Octagon Capital, Perceptive Advisors, RA Capital Management, TCG Crossover and Woodline Partners LP.

Our Pipeline

We are pioneering a new class of rationally designed gene therapies with potentially curative benefit in patients with both rare and prevalent devastating diseases. We plan to submit multiple IND applications through 2025. Our current pipeline is shown in the figure below.

Metachromatic Leukodystrophy

Our lead product candidate, AFTX-001, is for the treatment of MLD, a rare, rapidly progressive and fatal genetic disease. MLD is caused by a mutation in the ARSA gene, resulting in a deficiency of functional ARSA and leading to the accumulation of toxic levels of sulfatides, or a class of lipids that contain a sulfate group, in the CNS and PNS and subsequent irreversible nerve damage. In the most common form of the disease, called late infantile MLD, patients experience difficulty in talking and walking, seizures, compromised vision and hearing, behavior and personality changes and early death typically before the age of eight years. Across all subtypes, we estimate that there are approximately 300 newly diagnosed cases of MLD every year and a population of approximately 5,300 people living with MLD in the United States, European Union and United Kingdom, representing a significant medical need.

AFTX-001 is rationally designed to deliver a functional ARSA gene with Anc80L65 as the capsid to restore adequate levels of ARSA enzyme activity via a one-time dose administered by LP. In preclinical studies, Anc80L65 has demonstrated rapid and broad gene expression in the central nervous system (CNS) with expression efficiency up to 40 times higher than the conventional capsid, AAV9. We are incorporating a transgene encoding human ARSA with enzyme activity that is five times higher than that of the native gene in preclinical models. The advantages of the LP route of administration are that LP requires a relatively small dose of the gene therapy and, while it can result in transient headaches, back discomfort, or mild bleeding near the puncture site, the LP route has historically had fewer systemic adverse events compared with other routes such as systemic administration, which has been associated with fatal liver toxicity, blood disorders and kidney toxicity.

We believe our approach will lead to rapid and broad expression of ARSA in the CNS and PNS, reductions in sulfatide levels and improved clinical benefit. We sought and received initial non-binding advice from the FDA on our planned manufacturing processes, analytical methods, and preclinical studies for AFTX-001 and believe our plans are in accordance with this advice. We are currently conducting IND-enabling preclinical studies for AFTX-001 in the standard MLD mouse model. We anticipate an IND submission in the first half of 2023.

We believe that success in MLD would validate our ART platform’s ability to deliver an enzyme to the CNS effectively with a one-time LP dose and serve as a gateway for a franchise of additional CNS diseases delivering a gene replacement modality using the Anc80L65 or other proprietary capsid.

Brain Metastases Secondary to HER2+ Breast Cancer (BMBC)

Our second product candidate, AFTX-002, is initially being developed for the treatment of BMBC, a common and deadly form of cancer. An estimated 282,000 women are diagnosed with breast cancer in the United States alone per year and 44,000 die annually from the disease. Approximately 15% of breast cancers overexpress HER2 and are considered to be more aggressive. Brain metastases occur in up to 50% of patients with metastatic HER2+ breast cancer and are a major limitation of life expectancy and quality of life. We estimate that there are approximately 20,000 newly diagnosed cases of BMBC every year and approximately 58,000 prevalent patients in the United States, European Union and United Kingdom, which we believe represents a substantial market opportunity.

AFTX-002 is rationally designed to deliver a gene that enables the cells to produce trastuzumab, an approved antibody that has been shown to be effective against HER2+ cancer. However, current methods of administration are impractical for achieving sustained therapeutic levels in the brain sufficient to be effective against BMBC. Our proprietary Anc80L65 capsid has shown rapid and broad gene expression in the brain in preclinical models. We intend to administer AFTX-002 via a one-time dose using the LP route to deliver the genetic code that enables the cells in the brain to produce their own trastuzumab in close proximity to the brain metastases. Our pharmacokinetic modeling analysis showed that the levels of trastuzumab in the brain achieved by our gene therapy approach are up to 100 times higher than those achieved by current methods of administration. We believe our approach results in trastuzumab levels in the brain that are clinically sufficient to control BMBC and will result in transformative clinical benefit. We anticipate an IND submission for AFTX-002 in the second half of 2023.

We intend to initially study AFTX-002 for the treatment of patients with BMBC. If successful, we plan to expand the development plan for AFTX-002 to prevent brain metastases from occurring in patients with HER2+ breast cancer who are at high risk of brain metastases, a much larger population.

We believe that initial success in BMBC would demonstrate our ability to effectively deliver an antibody to the CNS with a one-time LP dose and would serve as a gateway to a franchise of additional CNS diseases, including many neurodegenerative diseases, delivering a vectorized antibody modality using the Anc80L65 or other proprietary capsid.

In addition to our MLD and BMBC programs, we are also engineering capsids that may be used in programs for Duchenne muscular dystrophy (DMD), myotonic dystrophy 1 (DM1) and cystic fibrosis (CF), via a multi-year collaboration that we entered into in 2020 with Vertex. Under the terms of the Vertex Agreement we are eligible to receive development, regulatory and sales-based milestone payments of up to $4.6 billion in the aggregate for all products and modalities. We are also eligible to receive tiered mid-single digit sales-based royalties for each licensed product, subject to customary offsets and deductions. We believe this collaboration with Vertex not only allows us to expand the therapeutic and modality footprint of our ART platform but also validates its potential.

Duchenne Muscular Dystrophy

We are pursuing DMD as part of a multi-disease collaboration with Vertex. DMD is a genetic disease caused by a mutation in the gene for dystrophin, a structural protein essential to maintaining proper muscle function. Patients with DMD experience muscle degeneration, loss of mobility and premature death. We estimate that there are approximately 20,000 patients with DMD in the United States and Europe. Under the terms of the collaboration, we are engineering for Vertex a novel capsid that is optimized for use in muscle, which could be applied to DMD.

Myotonic Dystrophy 1

We are pursuing DM1 as part of our collaboration with Vertex. DM1 is a genetic disease caused by a mutation in the myotonic dystrophy protein kinase (DMPK) gene. Patients with DM1 experience muscle degeneration and weakness and sometimes reduced life expectancy. We estimate that there are approximately 20,000 severely affected patients in the United States and Europe. Under the terms of our agreement, Vertex has rights to use the same capsid we are engineering for the DMD program for DM1 as well.

Cystic Fibrosis

We are pursuing CF as part of our collaboration with Vertex. CF is a genetic disease affecting the lung and other organs caused by mutations in the cystic fibrosis transmembrane conductance regulator (CFTR) gene. Patients with CF experience trouble breathing, recurrent infections, gastrointestinal disturbances and reduced life expectancy. We estimate that there are approximately 83,000 people with CF in the United States, Europe, Canada and Australia. Approximately 10% of these people cannot benefit from treatment with CFTR modulators but may benefit from genetic therapies. Under the terms of the collaboration, we are engineering for Vertex a novel capsid that is tailored to achieve high expression in the target cells relevant to CF in the lungs.

Undisclosed Program

We are pursuing one additional undisclosed indication as part of our collaboration with Vertex, leveraging our research to engineer novel capsids with high expression in certain tissues.

Additional Programs

The modularity of our ART platform allows us to use initial programs as gateway indications, meaning that success in a given indication may open up a franchise addressing additional indications reliant on the same capsid or modality and may potentially reduce risks and accelerate timelines. We plan to leverage the potential success of our initial programs in MLD, BMBC, DMD, DM1 and CF to pursue a wave of additional indications in CNS, muscle and lung disease utilizing the same capsid or modality, while ensuring that the target disease biology is well understood and preferably clinically validated.

In addition, we are in the process of identifying additional capsids for deep CNS regions, heart and kidney applications. We plan to submit multiple IND applications through 2025 targeting both rare and prevalent devastating diseases.

As illustrated in the figure below, we plan to use initial programs as gateway indications to additional diseases leveraging the same capsid or modality. We leverage favorable results on capsids to unlock new waves of diseases we can pursue in additional tissue types.

Our Strategy

We are pioneering a new class of rationally designed gene therapies with potentially curative benefit in patients with both rare and prevalent devastating diseases. We plan to execute on the following key strategies:

•	Advance our lead product candidates with our proprietary Anc80L65 capsid into clinical development in MLD and BMBC, indications with clinically-validated biological targets and established biomarkers.

•	Create a deep and expansive pipeline across multiple therapeutic areas, leveraging the broad applicability and modularity of our ART platform.

•	Solidify our leadership in the field by advancing our ART platform and setting new standards for gene therapy.

•	Selectively pursue strategic partnerships to maximize the potential and therapeutic reach of our ART platform.

•	Continue to recruit world-class talent and foster a culture of performance and innovation to build a leading fully integrated gene therapy platform company.

Risks Associated with Our Business

Our business is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section titled “Risk Factors” and include, among others:

•	We have incurred significant losses since our inception. We expect to incur losses over the next several years and may never achieve or maintain profitability.

•

We have a limited operating history and no history of commercializing products, which may make it difficult for an investor to evaluate the success of our business to date and to assess our future viability.

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Even if this offering is successful, we will need substantial additional funding to meet our financial obligations and to pursue our business objectives. If we are unable to raise capital when needed, we could be forced to curtail our planned operations and the pursuit of our growth strategy.

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We are very early in our development efforts and all of our product candidates are in preclinical development. If we are unable to successfully develop, receive regulatory approval for and commercialize our product candidates for these or any other diseases, or successfully develop any other product candidates, or if we experience significant delays in doing so, our business will be harmed.

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Because gene therapy is novel and the regulatory landscape that governs any product candidates we may develop is rigorous, complex, uncertain and subject to change, we cannot predict the time and cost of obtaining regulatory approval, if we receive it at all, for any product candidates we may develop.

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We intend to identify and develop novel gene therapy product candidates, which makes it difficult to predict the time, cost and potential success of product candidate development. To date, only two products that utilize gene transduction, and no therapies doing so via intrathecal administration, have ever been approved by the U.S. Food and Drug Administration (FDA).

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The regulatory approval processes of the FDA, the European Medicines Agency (EMA) and comparable foreign authorities are lengthy, time consuming and inherently unpredictable. If we are not able to obtain required regulatory approval for our product candidates, our business will be substantially harmed.

•	We have not yet tested any product candidates in clinical trials. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials.

•	We may not be successful in our efforts to build a pipeline of additional product candidates.

•	Our business and operations may be adversely affected by the evolving and ongoing COVID-19 global pandemic.

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Gene therapies are novel, complex and difficult to manufacture. We could experience manufacturing problems that result in delays in the development or commercialization of our product candidates or otherwise harm our business.

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We have entered into and may seek additional collaborations with third parties for the development or commercialization of our product candidates, such as our collaboration with Vertex. If those collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

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Negative public opinion of gene therapy and increased regulatory scrutiny of gene therapy and genetic research may adversely impact the development or commercial success of our current and future product candidates.

•	We face significant competition from other biotechnology and pharmaceutical companies and from academic institutions, and our operating results will suffer if we fail to compete effectively.

•	Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain.

•	If we are unable to obtain or protect intellectual property rights related to any of our product candidates, we may not be able to compete effectively in our market.

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We depend on proprietary technology licensed from others. If we lose our existing licenses or are unable to acquire or license additional proprietary rights from third parties, we may not be able to continue developing our product candidates.

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We identified a material weakness in our internal control over financial reporting. If we are unable to remedy this material weakness, or if we fail to establish and maintain effective internal controls, we may be unable to produce timely and accurate financial statements, and we may determine that our internal control over financial reporting is not effective, which could adversely impact our investors’ confidence and our stock price.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). For so long as we remain an emerging growth company, we may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

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only two years of audited financial statements, in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements;

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements; and

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an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on financial statements.

We may take advantage of these provisions until the last day of the fiscal year ending after the fifth anniversary of the completion of this offering or such earlier time that we no longer qualify as an emerging growth company. We will cease to qualify as an emerging growth company on the date that is the earliest of: (1) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering, (2) the last day of the fiscal year in which we have more than $1.07 billion in total annual gross revenues, (3) the date on which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, or (4) the date on which we have issued more than $1.0 billion of non-convertible debt over the prior three-year period. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than you might obtain from other public companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our financials to those of other public companies more difficult. To date, we have adopted all accounting standards in accordance with public company deadlines. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our share price.

We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Corporate Information

We were incorporated under the laws of the State of Delaware in February 2019. Our principal executive offices are located at 43 Foundry Ave, Suite 120, Waltham, Massachusetts 02453 and our telephone number is 617-430-7817. Our website address is www.affiniatx.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus. We have included our website in this prospectus solely as an inactive textual reference.

The Offering

Common stock offered by us	shares

Underwriters’ option to purchase additional shares	shares

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares)

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, (or approximately $ million if the underwriters exercise in full their option to purchase up to additional shares of common stock), assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, to fund our ongoing and planned clinical and preclinical development, to fund continued development of our ART platform and pipeline, to initiate buildout of our GMP manufacturing plant, and the remainder for research and development activities, working capital and other general corporate purposes. See the section titled “Use of Proceeds” beginning for additional information.

Risk factors	You should read the section titled “Risk Factors” for a discussion of factors you should consider carefully, together with all the other information included in this prospectus, before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	“AFTX”

The number of shares of our common stock to be outstanding after this offering is based on 55,523,231 shares of our common stock outstanding as of September 30, 2021, after giving effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 48,256,340 shares of common stock, and excludes:

•	453 shares of our common stock issued subsequent to September 30, 2021;

•	8,041,020 shares of our common stock issuable upon the exercise of options outstanding as of September 30, 2021 under our 2019 Equity Incentive Plan (2019 Plan), at a weighted-average exercise price of $1.80 per share (which does not include options to purchase an aggregate of 1,571,674 shares of our common stock, at a weighted-average exercise price of $5.01 per share, that were granted subsequent to September 30, 2021);

•	2,284,544 shares of unvested restricted common stock as of September 30, 2021;

•

2,269,551 shares of our common stock available for future issuance as of September 30, 2021 under the 2019 Plan, which shares will cease to be available for issuance under the 2019 Plan at the time our 2022 Equity Incentive Plan (2022 Plan), becomes effective and will be added to, and become available for issuance under, the 2022 Plan;

•

            shares of our common stock reserved for future issuance under our 2022 Plan, which will become effective in connection with the completion of this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2022 Plan; and

•

            shares of our common stock reserved for future issuance under our 2022 Employee Stock Purchase Plan (ESPP), which will become effective in connection with the completion of this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP.

Unless otherwise indicated, all information contained in this prospectus, including the number of shares of common stock that will be outstanding after this offering, assumes or gives effect to:

•	the conversion of all outstanding shares of our preferred stock on a one-for-one basis into 48,256,340 shares of our common stock, which will occur upon the closing of this offering;

•	a -for- reverse stock split of our common stock effected on ;

•	the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering;

•	no exercise of the outstanding options referred to above after September 30, 2021; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the consolidated statements of operations data for the period from February 27, 2019 (inception) to December 31, 2019 and for the year ended December 31, 2020 from our audited consolidated financial statements appearing at the end of this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2020 and 2021 and balance sheet data as of September 30, 2021 have been derived from our unaudited condensed consolidated financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in any future period.

	Period from February 27, 2019 (Date of Inception) through December 31, 2019	Year Ended December 31, 2020	Nine months Ended September 30, 2020	Nine months Ended September 30, 2021
	(in thousands, except share and per share data)
Collaboration revenue	$—	$4,327	$799	$4,528
Operating expenses:
Research and development	610	13,745	7,717	25,975
General and administrative	1,525	5,598	3,570	7,334

Total operating expenses	2,135	19,343	11,287	33,309

Loss from operations	$(2,135)	$(15,016)	$(10,488)	$(28,781)
Other expense:
Change in fair value of preferred tranche obligation	—	(7,952)	(7,002)	(5,697)
Change in fair value of convertible notes payable	—	1,036	1,036	—
Other income (expense), net	57	250	—	(87)
Interest expense	(163)	(71)	(81)	—
Interest income	—	—	7	21

Total other expense, net	(106)	(6,737)	(6,040)	(5,763)

Net loss before income taxes	$(2,241)	$(21,753)	$(16,528)	$(34,544)
Provision for income taxes	—	—	—	—

Net loss	$(2,241)	$(21,753)	$(16,528)	$(34,544)

Net loss per share—basic and diluted(1)	$(1.50)	$(3.89)	$(3.04)	$(5.15)

Weighted-average common shares outstanding—basic and diluted	1,489,131	5,596,879	5,436,129	6,714,007

Pro forma net loss per share—basic and diluted(2)		$(1.20)		$(0.80)

Pro forma weighted average common shares outstanding—basic and diluted(2)		18,061,856		43,313,380

(1)

See Note 10 to our consolidated financial statements and Note 9 to our interim condensed consolidated financial statements appearing at the end of this prospectus for details on the calculation of basic and diluted net loss per share.

(2)

Unaudited pro forma net loss per share, basic and diluted, is calculated giving effect to the automatic conversion of the convertible preferred stock into shares of common stock. Unaudited pro forma net loss per share does not include the shares expected to be sold and related proceeds to be received in this offering. Unaudited pro forma net loss per share for the year ended December 31, 2020 and the nine months ended September 30, 2021 was calculated using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, as if the initial public offering had occurred at the beginning of the period or their issuance dates, if later.

	As of September 30, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$149,270	$149,270	$
Working capital(3)	125,184	125,184
Total assets	177,915	177,915
Redeemable convertible preferred stock	191,182	—
Accumulated deficit	(58,538)	(58,538)
Total stockholders’ (deficit) equity	(56,375)	134,807

(1)

The pro forma column reflects the conversion of all of the outstanding preferred shares of our redeemable convertible preferred stock into an aggregate of 48,256,340 shares of our common stock upon completion of this offering.

(2)

The pro forma as adjusted column reflects the pro forma adjustments set forth above and the sale of              shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting fees and commissions and estimated offering expenses payable by us. This pro forma as adjusted information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Each increase or decrease of 1.0 million in the number of shares we are offering would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $            million, assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions.

(3)	We define working capital as current assets less current liabilities. See our condensed consolidated financial statements appearing elsewhere in this prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our financial statements and related notes, before deciding whether to purchase shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to our Financial Position and Capital Needs

We have incurred significant losses since our inception. We expect to incur losses over the next several years and may never achieve or maintain profitability.

Since our inception, we have incurred significant net losses, and we expect to continue to incur significant expenses and operating losses for the foreseeable future. Our net losses were $2.2 million, $21.8 million and $34.5 million for the period from February 27, 2019 (the date of our inception) through December 31, 2019, the fiscal year ended December 31, 2020 and the nine months ended September 30, 2021, respectively. As of September 30, 2021, we had an accumulated deficit of $58.5 million. We have financed our operations with approximately $178 million in gross proceeds raised in our private placements of preferred stock through September 2021 and $27.0 million from the Vertex Agreement. We have no products approved for commercialization and have never generated any revenue from product sales.

All of our product candidates are still in the preclinical testing stage. We expect to continue to incur significant expenses and operating losses over the next several years. We expect that it could be years, if ever, before we have a commercialized product. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially as we:

•	continue to advance the preclinical and clinical development of our product candidates and preclinical and discovery programs;

•	conduct our planned clinical trials of AFTX-001 and AFTX-002, as well as initiate and complete additional clinical trials of future product candidates;

•	seek regulatory approval for any product candidates that successfully complete clinical trials;

•	continue to develop our gene therapy product candidate pipeline and the cART, pART and mART pillars of our ART platform;

•	scale up our clinical and regulatory capabilities;

•	manufacture material in accordance with current good manufacturing practices (cGMP), for clinical trials or potential commercial sales;

•	establish and validate a commercial-scale cGMP manufacturing facility;

•

establish, either alone or with a third party, a commercialization infrastructure and scale up internal and external manufacturing and distribution capabilities to commercialize any product candidates for which we may obtain regulatory approval;

•	adapt our regulatory compliance efforts to incorporate requirements applicable to marketed products;

•	maintain, expand and protect our intellectual property portfolio and patent claims;

•	hire additional clinical, manufacturing quality control, regulatory, manufacturing and scientific and administrative personnel;

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts; and

•	incur additional legal, accounting and other expenses in operating as a public company.

To date, we have not generated any revenue from the commercialization of our product candidates. To become and remain profitable, we must succeed in developing and eventually commercializing product candidates that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our product candidates, obtaining regulatory approval, and manufacturing, marketing and selling any product candidates for which we may obtain regulatory approval, as well as discovering and developing additional product candidates. We are only in the preliminary stages of most of these activities and all of our product candidates are in preclinical development. We may never succeed in these activities and, even if we do, may never generate any revenue or revenue that is significant enough to achieve profitability.

Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our development efforts, obtain product approvals, diversify our offerings or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We have a limited operating history and no history of commercializing products, which may make it difficult for an investor to evaluate the success of our business to date and to assess our future viability.

We are a preclinical-stage gene therapy company with a limited operating history. We commenced operations in 2019, and our operations to date have been largely focused on organizing and staffing our company, business planning, raising capital and entering into collaboration and license agreements for conducting preclinical research and development activities for our product candidates and gene therapy pipeline. To date, we have not yet demonstrated our ability to successfully complete clinical trials, including pivotal clinical trials, obtain regulatory approvals, manufacture a product on a commercial scale, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing products.

We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. We will need to develop commercial capabilities, and we may not be successful in doing so.

Even if this offering is successful, we will need substantial additional funding to meet our financial obligations and to pursue our business objectives. If we are unable to raise capital when needed, we could be forced to curtail our planned operations and the pursuit of our growth strategy.

Our operations have consumed substantial amounts of cash since inception. Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. We expect to continue to incur significant expenses and operating losses over the next several years as we advance our preclinical programs, initiate clinical trials of our product candidates, conduct future clinical trials of our product candidates, seek marketing approval for any product candidates that successfully complete clinical trials and advance any of our other product candidates we may develop or otherwise acquire. In addition, our product candidates, if approved, may not achieve commercial success. Our revenue, if any, will be derived from sales of products that we do not expect to be commercially available for a number of years, if at all. If we obtain marketing approval for any product candidates that we develop or otherwise acquire, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. We also expect an increase in our expenses associated with creating additional infrastructure to support operations as a public company.

As of September 30, 2021, we had cash and cash equivalents of $149.3 million. We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operating expenses and capital requirements into 2024. This estimate is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect. Changes may occur beyond our control that would cause us to consume our available capital before that time, including changes in and progress of our development activities, acquisitions of additional product candidates, and changes in regulation. Our future capital requirements will depend on many factors, including:

•	the costs of and investment in ongoing development of our ART platform;

•	the scope, progress, costs and results of discovery, preclinical development, laboratory testing and clinical trials for our product candidates;

•	the extent to which we develop, in-license or acquire other product candidates and technologies in our gene therapy product candidate pipeline;

•

the costs and timing of process development and manufacturing scale-up activities associated with our product candidates and other programs as we advance them through preclinical and clinical development;

•	the number of, and development requirements for, product candidates that we may pursue;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	our headcount growth and associated costs as we expand our research and development capabilities and establish a commercial infrastructure;

•	the costs of establishing and maintaining our own commercial-scale cGMP manufacturing facility;

•

the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•	our ability to establish and maintain additional collaborations on favorable terms, if at all;

•	the success of any collaborations that we may establish and our license agreements;

•	the achievement of milestones or occurrence of other developments that trigger payments under our collaboration agreement or any additional collaboration agreements we may establish; and

•	the costs of operating as a public company.

We will require additional capital to achieve our business objectives. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. Further, our ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic, including new variants of the virus, such as the Delta and Omicron variants. If we are unable to raise sufficient additional capital, we could be forced to curtail our planned operations and the pursuit of our growth strategy.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial revenue, we may finance our cash needs through a combination of equity offerings, government or private party grants, debt financings and license and collaboration agreements. We do not currently have any other committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

In the past, we have entered into multi-year collaborations with biotech companies such as Vertex. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams or product candidates, grant licenses on terms that may not be favorable to us or commit to future payment streams. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Risks Related to the Development of our Product Candidates

We are very early in our development efforts and all of our product candidates are in preclinical development. If we are unable to successfully develop, receive regulatory approval for and commercialize our product candidates for these or any other diseases, or successfully develop any other product candidates, or if we experience significant delays in doing so, our business will be harmed.

We are very early in our development efforts and all of our product candidates that have been selected are still in preclinical development. Each of our programs and product candidates will require additional preclinical, clinical development, regulatory approval, obtaining manufacturing supply, capacity and expertise, building a commercial organization or successfully outsourcing commercialization, substantial investment and significant marketing efforts before we generate any revenue from product sales. We do not have any products that are approved for commercial sale, and we may never be able to develop or commercialize marketable products.

Our ability to generate revenue from our product candidates, which we do not expect will occur for several years, if ever, will depend heavily on the successful development, regulatory approval and eventual commercialization of our product candidates. The success of AFTX-001, AFTX-002, or any other product candidates that we develop or otherwise may acquire will depend on several factors, including:

•	timely and successful completion of preclinical studies, including toxicology studies, biodistribution studies and minimally efficacious dose studies in animals, where applicable, and clinical trials;

•

effective investigational new drug applications (INDs) from the U.S. Food and Drug Administration (FDA) or comparable foreign applications that allow commencement of our planned clinical trials or future clinical trials for our product candidates;

•	sufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials;

•	successful enrollment and completion of clinical trials, including under the FDA’s current Good Clinical Practices (GCPs) and current Good Laboratory Practices;

•	successful development of, or making arrangements with third-party manufacturers for, our commercial manufacturing processes for any of our product candidates that receive regulatory approval;

•	receipt of timely marketing approvals from applicable regulatory authorities;

•	launch of commercial sales of products, if approved, whether alone or in collaboration with others;

•	acceptance of the benefits and use of our products, including method of administration, if approved, by patients, the medical community and third-party payors, for their approved diseases;

•	the clinical profile of our lead capsid Anc80L65, which has not been used previously for diseases of the central nervous system;

•	the prevalence and severity of adverse events experienced with any of our product candidates;

•	the availability, perceived advantages, cost, safety and efficacy of alternative therapies for any product candidate, and any diseases for such product candidate, that we develop;

•	our ability to produce AFTX-001, AFTX-002 or any other product candidates we develop on a commercial scale;

•

attainment and maintenance of patent, trademark and trade secret protection and regulatory exclusivity for our product candidates and otherwise protecting our rights in our intellectual property portfolio;

•	maintenance of compliance with regulatory requirements, including cGMPs, and complying effectively with other procedures;

•	attainment and maintenance of third-party coverage and adequate reimbursement and patients’ willingness to pay out-of-pocket in the absence of such coverage and adequate reimbursement; and

•	maintenance of a continued acceptable safety, tolerability and efficacy profile of the products following approval.

If we are not successful with respect to one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize the product candidates we develop, which would materially harm our business. If we do not receive marketing approvals for any product candidate we develop, we may not be able to continue our operations.

We intend to identify and develop novel gene therapy product candidates, which makes it difficult to predict the time, cost and potential success of product candidate development.

Our strategy is to identify, develop and commercialize gene therapy product candidates using our Affinia Rationally-designed Therapies capsids (cART), novel promoters (pART) and novel manufacturing approaches (mART), each a pillar of our Affinia Rationally-designed Therapies platform. Our future success depends on the successful development of these novel therapeutic approaches. To date, very few gene therapy products that utilize gene transfer (among many other types of modalities) have been approved in the United States or Europe. There have been a limited number of clinical trials of gene transduction technologies, with only two adeno-associated virus (AAV)-based product candidates currently approved by the FDA. In addition, there are few gene therapy products in development for treatment of oncological diseases, such as our product candidate AFTX-002.

Although AAV has been manufactured and tested in numerous clinical trials and is used in two currently approved products, we are developing novel capsids that have not yet been tested in human clinical trials and we cannot be certain that our product candidates will successfully complete preclinical studies and clinical trials, or that they will not cause significant adverse events or toxicities. We also cannot be certain that we will be able to avoid triggering toxicities in our future preclinical studies or clinical trials, that our lumbar puncture (LP) method of administration will not cause unforeseen side effects or other challenges, that our novel capsids will be as efficacious as we anticipate or that the manufacturing of any of our products will go to plan. Any such results could impact our ability to develop a product candidate, including our ability to enroll patients in our clinical trials. As a result of these factors, it is more difficult for us to predict the time and cost of product candidate development, and we cannot predict whether the application of our approach to gene therapy, or any similar or competitive programs, will result in the identification, development and regulatory approval of any product candidates, or that other gene therapy programs will not be considered better or more attractive. There can be no assurance that any development problems we experience in the future related to our current gene therapy product candidates or any of our research programs will not cause significant delays or unanticipated costs, or that such development problems can be solved. We may also experience delays and challenges in achieving sustainable, reproducible and scalable production. Any of these factors may prevent us from completing our preclinical studies or clinical trials or commercializing any product candidates we may develop on a timely or profitable basis, if at all.

Because gene therapy is novel and the regulatory landscape that governs any product candidates we may develop is rigorous, complex, uncertain and subject to change, we cannot predict the time and cost of obtaining regulatory approval, if we receive it at all, for any product candidates we may develop.

The regulatory requirements that will govern any novel gene therapy product candidates we develop are not entirely clear and are subject to change. The novel nature of our capsids makes it further difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for our product candidates in the United States, the European Union or other jurisdictions. Within the broader genetic medicine field, very few therapeutic products have received marketing authorization from the FDA or the European Medicines Agency (EMA). Even with respect to more established products that fit into the categories of gene therapies or cell therapies, the regulatory landscape is still developing. Regulatory requirements governing gene therapy products and cell therapy products have changed frequently and will likely continue to change in the future. Moreover, there is substantial overlap in those responsible for regulation of existing gene therapy products and cell therapy products. For example, in the United States, the FDA has established the Office of Tissues and Advanced Therapies within its Center for Biologics Evaluation and Research (CBER) to consolidate the review of gene therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review.

Our product candidates will need to meet safety and efficacy standards applicable to any new biologic being pursued for a given disease under the regulatory framework administered by the FDA. In addition to FDA oversight and oversight by institutional review boards (IRBs) under guidelines promulgated by the National Institutes of Health (NIH) gene therapy clinical trials are also subject to review and oversight by an institutional biosafety committee (IBC) a local institutional committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment. While the NIH guidelines are not mandatory unless the research in question is being conducted at or sponsored by institutions receiving NIH funding of recombinant or synthetic nucleic acid molecule research, many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them. Although the FDA decides whether individual gene therapy protocols may proceed, the review process and determinations of other reviewing bodies can impede or delay the initiation of a clinical trial, even if the FDA has reviewed the trial and approved its initiation.

The same applies in the European Union. The EMA’s Committee for Advanced Therapies (CAT) is responsible for assessing the quality, safety and efficacy of advanced-therapy medicinal products. Advanced-therapy medicinal products include gene therapy medicines, somatic-cell therapy medicines and tissue-engineered medicines. The role of the CAT is to prepare a draft opinion on an application for marketing authorization for a gene therapy medicinal candidate that is submitted to the EMA. In the European Union, the development and evaluation of a gene therapy product must be considered in the context of the relevant EU guidelines. The EMA may issue new guidelines concerning the development and marketing authorization for gene therapy products and require that we comply with these new guidelines. As a result, the procedures and standards applied to gene therapy products and cell therapy products may be applied to any gene therapy product candidate we may develop, but that remains uncertain at this point.

Adverse developments in preclinical studies or clinical trials conducted by others in the field of gene therapy and gene regulation products may cause the FDA, the EMA and other regulatory bodies to revise the requirements for approval of any product candidates we may develop or limit the use of products utilizing gene regulation technologies, either of which could harm our business. In addition, the clinical trial requirements of the FDA, the EMA and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty, and intended use and market of the potential products. The regulatory approval process for product candidates such as ours can be more expensive and take longer than for other, better known, or more extensively studied pharmaceutical or other product candidates. Further, as we are developing novel potential treatments for diseases in which, in some cases, there is little clinical experience with potential new endpoints and methodologies, such as the treatment of BMBC with a gene therapy, there is heightened risk that the FDA, the EMA or other regulatory bodies may not consider the clinical trial endpoi    nts to provide clinically meaningful results, and the resulting clinical data and results may be more difficult to analyze. In addition, we may not be able to identify or develop appropriate animal disease models to enable or support planned clinical development. Any natural history studies that we may conduct or rely upon in our clinical development may not be accepted by the FDA, EMA or other regulatory authorities. Regulatory agencies administering existing or future regulations or legislation may not allow production and marketing of products utilizing gene regulation technology in a timely manner or under technically or commercially feasible conditions. In addition, regulatory action or private litigation could result in expenses, delays, or other impediments to our research programs or the commercialization of resulting products. Further, approvals by one regulatory agency may not be indicative of what other regulatory agencies may require for approval.

The regulatory review committees and advisory groups described above and any new guidelines they promulgate may lengthen the regulatory review process, require us to perform additional preclinical studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of these treatment candidates, or lead to significant post-approval limitations or restrictions. As we advance our research programs and develop future product candidates, we will be required to consult with these regulatory and advisory groups and to comply with applicable guidelines. If we fail to do so, we may be required to delay or discontinue development of any product candidates we identify and develop. These additional processes may result in a review and approval process that is longer than we otherwise would have expected. Delays as a result of an increased or lengthier regulatory approval process or further restrictions on the development of our product candidates can be costly and could negatively impact our ability to complete clinical trials and commercialize our current and future product candidates in a timely manner, if at all.

Preclinical studies and clinical trials are expensive, time-consuming, difficult to design and implement and involve an uncertain outcome. Further, we may encounter substantial delays in completing the development of our product candidates.

All of our product candidates are in preclinical development and, as such, their risk of failure is high. The clinical trials and manufacturing of our product candidates are, and the manufacturing and marketing of our products, if approved, will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and market our product candidates. Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our product candidates are both safe and effective for use in each target disease. In particular, because our product candidates are subject to regulation as biological products, we will need to demonstrate that they are safe and of sufficient purity and potency for use in their target diseases. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use.

Clinical testing is expensive and can take many years to complete, and is subject to uncertainty. We cannot guarantee that any clinical trials will be initiated on schedule, conducted as planned or completed on schedule, if at all. Failure can occur at any time during the clinical trial process. Even if our future clinical trials are completed as planned, we cannot be certain that their results will support the safety and effectiveness of our product candidates for their targeted diseases or support continued clinical development of such product candidates. Our future clinical trial results may not be successful.

In addition, even if such trials are successfully completed, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. This is particularly true for clinical trials in very rare diseases, such as metachromatic leukodystrophy (MLD), where the very small patient population makes it difficult or impossible to conduct two traditional, adequate and well-controlled studies, and therefore the FDA or comparable foreign regulatory authorities are often required to exercise flexibility in approving therapies for such diseases. Moreover, results acceptable to support approval in one jurisdiction may be deemed inadequate by another regulatory authority to support regulatory approval in that other jurisdiction. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.

To date, we have not initiated or completed any GLP-compliant preclinical studies or any clinical trials required for the approval of our product candidates. We may experience delays in conducting any clinical trials and we do not know whether our clinical trials will begin on time, need to be redesigned, recruit and enroll patients on time or be completed on schedule, or at all. Events that may prevent successful or timely completion of clinical development include:

•	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation of clinical trials;

•	delays in sufficiently developing, characterizing or controlling a manufacturing process suitable for advanced clinical trials;

•	delays in sourcing or qualifying ancillaries required for administration of our clinical drug product (such as vials, stoppers, or tubing);

•	delays in developing suitable assays for screening patients for eligibility for trials with respect to certain product candidates;

•	delays in reaching agreement with the FDA, EMA or other regulatory authorities as to the design or implementation of our clinical trials;

•	obtaining regulatory approval to commence a clinical trial;

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reaching an agreement on acceptable terms with clinical trial sites or prospective contract research organizations (CROs), the terms of which can be subject to extensive negotiation and may vary significantly among different clinical trial sites;

•	obtaining IRB approval for each trial site;

•	recruiting suitable patients to participate in a clinical trial;

•	having patients complete a clinical trial or return for post-treatment follow-up;

•	clinical sites, CROs or other third parties deviating from trial protocol or dropping out of a trial;

•	failure to perform our planned clinical trials in accordance with the FDA’s GCP requirements, or applicable regulatory guidelines in other countries;

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addressing patient-safety concerns that arise during the course of a trial, including occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•	adding a sufficient number of clinical trial sites; or

•	manufacturing sufficient quantities of product candidate for use in clinical trials.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates or significantly increase the cost of such trials, including:

•	we may experience changes in regulatory requirements or guidance, or receive feedback from regulatory authorities that requires us to modify the design of our clinical trials;

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clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon development programs;

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the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	we or our investigators might have to suspend or terminate clinical trials of our product candidates for various reasons, including non-compliance with regulatory requirements, a finding that our product candidates have undesirable side effects or other unexpected characteristics, or a finding that the participants are being exposed to unacceptable health risks;

•	the cost of clinical trials of our product candidates may be greater than we anticipate and we may not have funds to cover the costs;

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;

•	regulators may revise the requirements for approving our product candidates, or such requirements may not be as we anticipate; and

•	any future collaborators that conduct clinical trials may face any of the above issues, and may conduct clinical trials in ways they view as advantageous to them but that are suboptimal for us.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully initiate or complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	incur unplanned costs;

•	be delayed in obtaining marketing approval for our product candidates or not obtain marketing approval at all;

•	obtain marketing approval in some countries and not in others;

•	obtain marketing approval for diseases or patient populations that are not as broad as intended or desired;

•	obtain marketing approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings or Risk Evaluation and Mitigation Strategies (REMS);

•	be subject to additional post-marketing testing requirements; or

•	have the product removed from the market after obtaining marketing approval.

We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the Data Safety Monitoring Board for such trial or by the FDA, EMA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, EMA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

All of our product candidates will require extensive clinical testing before we are prepared to submit a biologics license application (BLA) or marketing authorization application (MAA) for regulatory approval. We cannot predict with any certainty if or when we might complete the clinical development for our product candidates and submit a BLA or MAA for regulatory approval of any of our product candidates or whether any such BLA or MAA will be approved. We may also seek feedback from the FDA, EMA or other regulatory authorities on our clinical development program, and the FDA, EMA or such regulatory authorities may not provide such feedback on a timely basis, or such feedback may not be favorable, which could further delay our development programs.

We cannot predict with any certainty whether or when we might complete a given clinical trial. If we experience delays in the commencement or completion of our clinical trials, or if we terminate a clinical trial prior to completion, the commercial prospects of our product candidates could be harmed, and our ability to generate revenues from our product candidates may be delayed or lost. In addition, any delays in our clinical trials could increase our costs, slow down the development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and results of operations. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

The regulatory approval processes of the FDA, EMA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable. If we are not able to obtain required regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval or other marketing authorizations by the FDA, EMA and comparable foreign authorities is unpredictable, and it typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, and the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate, and it is possible that we may never obtain regulatory approval for any product candidates we may seek to develop in the future. Neither we nor any current or future collaborator is permitted to market any biologic drug product candidates in the United States until we receive regulatory approval of a BLA from the FDA, and we cannot market it in the European Union until we receive approval for a MAA from the EMA, or other required regulatory approval in other countries. To date, we have not yet had discussions with the FDA regarding clinical development programs or regulatory approval for any product candidate within the United States. In addition, we have had no discussions with the EMA and other comparable foreign authorities, regarding clinical development programs or regulatory approval for any product candidate outside of the United States.

Prior to obtaining approval to commercialize any drug product candidate in the United States or abroad, we must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA or foreign regulatory agencies, that such product candidates are safe, effective and of sufficient purity for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. The FDA may also require us to conduct additional preclinical studies or clinical trials for our product candidates either prior to or after approval, or it may object to elements of our clinical development programs, or require changes to our manufacturing approaches.

Of the large number of products in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized. The lengthy approval and marketing authorization process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval and marketing authorization to market our product candidates, which would significantly harm our business, financial condition, results of operations and prospects.

We have invested a significant portion of our time and financial resources in the development of our preclinical product candidates and technology platforms. Our business is dependent on our ability to successfully complete preclinical and clinical development of, obtain regulatory approval for, and, if approved, successfully commercialize AFTX-001, AFTX-002 and any future product candidates in a timely manner.

Even if we eventually complete clinical testing and receive approval of a BLA or foreign marketing application for AFTX-001, AFTX-002 or any future product candidates, the FDA, EMA or the applicable foreign regulatory agency may grant approval or other marketing authorization contingent on the performance of costly additional clinical trials, including post-marketing clinical trials. The FDA, EMA or the applicable foreign regulatory agency also may approve or authorize for marketing a product candidate for a more limited disease or patient population than we originally request, and the FDA, EMA or applicable foreign regulatory agency may not approve or authorize the labeling that we believe is necessary or desirable for the successful commercialization of a product candidate. Any delay in obtaining, or inability to obtain, applicable regulatory approval or other marketing authorization would delay or prevent commercialization of that product candidate and would materially adversely impact our business and prospects.

In addition, the FDA, EMA and other regulatory authorities may change their policies, issue additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval of our future products under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain approvals, increase the costs of compliance or restrict our ability to maintain any marketing authorizations we may have obtained.

We have not yet tested any product candidates in clinical trials. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials.

Success in preclinical testing and early clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. Preclinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in preclinical or animal studies and early clinical trials does not ensure that later large-scale efficacy and safety trials will be successful nor does it predict final results. For example, we may be unable to identify suitable animal disease models for our product candidates, which could delay or frustrate our ability to proceed into clinical trials or obtain marketing approval. Our product candidates may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials. Further, our planned first-in-human or Phase 1 clinical trial of AFTX-001 will involve a small patient population. Because of the small sample sizes, the results of these trials may not be indicative of results of future clinical trials.

Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including changes in regulatory policy during the period of our product candidate development. Any such delays could negatively impact our business, financial condition, results of operations and prospects.

Interim “top-line” and preliminary results from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim top-line or preliminary results from our clinical trials. Interim results from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or top-line results also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Differences between preliminary or interim data and final data could significantly harm our business prospects and may cause the trading price of our common stock to fluctuate significantly.

Our preclinical studies and clinical trials may fail to demonstrate the safety and efficacy of our product candidates, or serious adverse or unacceptable side effects may be identified during the development of our product candidates, which could prevent or delay regulatory approval and commercialization, increase our costs or necessitate the abandonment or limitation of the development of some of our product candidates.

Before obtaining regulatory approvals for the commercial sale of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our product candidates are safe, effective and of sufficient purity for use in each target disease, and failures can occur at any stage of testing. Preclinical studies and clinical trials often fail to demonstrate safety or efficacy of the product candidate studied for the target disease. Among the risks in any gene therapy product based on viral vectors are the risks of immunogenicity, elevated liver enzymes and insertional oncogenesis, which is the process whereby the insertion of a functional gene near a gene that is important in cell growth or division results in uncontrolled cell division, which could potentially enhance the risk of malignant transformation.

While we have developed our lead Anc80L65 capsid to enhance the efficacy for the CNS, gene therapy is still a relatively new approach to disease treatment and additional adverse side effects could develop. There also is the potential risk of delayed adverse events following exposure to gene therapy products due to persistent biologic activity of the genetic material or other components of products used to carry the genetic material.

Possible adverse side effects that could occur with treatment with gene therapy products include an immunologic reaction early after administration, which, while not necessarily adverse to the patient’s health, could substantially limit the effectiveness of the treatment. For example, in previous third-party clinical trials involving AAV capsids for gene therapy, some subjects experienced the development of a T-cell antibody response, whereby after the vector is within the target cell types, the cellular immune response system triggers the removal of transduced cell types by activated T-cells. If our product candidate demonstrates a similar effect, we may decide or be required to perform additional preclinical studies or to halt or delay further clinical development of our product candidates.

In addition to side effects caused by the product candidate, the administration process or related procedures also can cause adverse side effects. Each of our initial internal product candidates is expected to be administered by LP; however, we have not completed either GLP preclinical studies or nonhuman primate toxicity studies for the relevant product candidates to evaluate fully the safety or efficacy of this route. While this LP method of administration has been available for decades, its use for gene therapies is relatively new, no gene therapy is currently approved for LP administration, and it may have greater risk and/or be perceived as having greater risk than more common methods of administration, such as intravenous injection. If any such adverse events occur, our clinical trials could be suspended or terminated. If we cannot demonstrate that any adverse events were not caused by the drug or administration process or related procedures, the FDA, EMA or foreign regulatory authorities could order us to cease further development of, or deny approval of, our product candidates for any or all targeted diseases. Even if we are able to demonstrate that all future serious adverse events are not product-related, such occurrences could affect patient recruitment or the ability of enrolled patients to complete the trial. Moreover, if we elect, or are required, to not initiate, delay, suspend or terminate any future clinical trial of any of our product candidates, the commercial prospects of such product candidates may be harmed and our ability to generate product revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our ability to develop other product candidates, and may harm our business, financial condition and prospects significantly.

If our product candidates are associated with side effects in clinical trials or have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses in which the side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. The FDA or an IRB may also require that we suspend, discontinue, or limit our clinical trials based on safety information, or that we conduct additional animal or human studies regarding the safety and efficacy of our product candidates which we have not planned or anticipated. Such findings could further result in regulatory authorities failing to provide marketing authorization for our product candidates or limiting the scope of the approved disease, if approved. Many product candidates that initially showed promise in early stage testing have later been found to cause side effects that prevented further development of the product candidate.

Additionally, if one or more of our product candidates receives marketing approval, and we or others identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	regulatory authorities may require additional warnings on the labels;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients or other requirements subject to a REMS;

•	we could be sued and held liable for harm caused to patients;

•	we may not be able to achieve or maintain third-party payor coverage and adequate reimbursement; and

•	our reputation and physician or patient acceptance of our products may suffer.

There can be no assurance that we will resolve any issues related to any product-related adverse events to the satisfaction of the FDA or foreign regulatory agency in a timely manner or at all. Moreover, any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

Some of the diseases we initially seek to treat have low prevalence and it may be difficult to identify and enroll patients with these diseases. If we experience delays or difficulties in the enrollment and/or maintenance of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

Successful and timely completion of clinical trials will require that we enroll a sufficient number of patients. Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population and competition for patients with other trials. Genetic diseases generally, and especially the rare disease for which some of our product candidates are designed to target, have low incidence and prevalence. For example, we estimate that, across all subtypes, there are approximately 300 newly-diagnosed cases of MLD every year and approximately 5,300 patients previously diagnosed with MLD in the United States, European Union and United Kingdom, and accordingly it may be difficult for us to identify and timely recruit a sufficient number of eligible patients to conduct our clinical trials. Further, any natural history studies that we or our collaborators may conduct may fail to meet the requirements of the relevant regulatory authorities for an adequate comparator and may require a placebo-controlled trial, which could result in a delay in trial enrollment and readout of results.

Trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, EMA or foreign regulatory authorities. We cannot predict how successful we will be at enrolling subjects in future clinical trials. Subject enrollment is affected by other factors including:

•	the severity of the disease under investigation;

•	the eligibility criteria for the trial in question;

•	the size of the patient population and process for identifying patients;

•	the perceived risks and benefits of the product candidate under study;

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clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the diseases we are investigating;

•	the novelty of gene therapy as a modality for treatment of our target indications, such as BMBC;

•	the availability of competing commercially available therapies and other competing therapeutic candidates’ clinical trials;

•	the willingness of patients to be enrolled in our clinical trials;

•	the efforts to facilitate timely enrollment in clinical trials;

•	the risk that patients enrolled in clinical trials will drop out of the clinical trials before completion of their treatment;

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potential disruptions caused by the COVID-19 pandemic (including new variants of the virus, such as the Delta and Omicron variants), including difficulties in initiating clinical sites, enrolling and retaining participants, diversion of healthcare resources away from clinical trials, travel or quarantine policies that may be implemented, and other factors;

•	the patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment; and

•	the proximity and availability of clinical trial sites for prospective patients.

Our inability to enroll a sufficient number of patients for clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in these clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing. Furthermore, we expect to rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and we will have limited influence over their performance.

Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining enrollment of such patients in our clinical trials.

We may seek orphan drug designation for some of our product candidates and we may be unsuccessful, or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity, for product candidates for which we obtain orphan drug designation.

Regulatory authorities in some jurisdictions, including the United States, may designate drugs or biologics intended to treat relatively small patient populations as orphan drug products. Under the Orphan Drug Act, the FDA may designate a drug or biologic as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or a patient population of 200,000 or more in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States.

In the United States, orphan drug designation entitles a party to financial incentives such as tax advantages and user fee waivers. Opportunities for grant funding toward clinical trial costs may also be available for clinical trials of drugs or biologics for rare diseases, regardless of whether the drugs or biologics are designated for the orphan use. In addition, if a drug or biologic with an orphan drug designation subsequently receives the first marketing approval for the disease for which it has such designation, the product is entitled to a seven year period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug and disease for that time period, except in limited circumstances. If our competitors are able to obtain orphan drug exclusivity prior to us, for products that constitute the “same drug” and treat the same diseases as our product candidates, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.

Similarly, in the European Union, the European Commission, upon the recommendation of the EMA’s Committee for Orphan Medicinal Products, grants orphan drug designation to promote the development of drugs that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions and either the prevalence of the condition is not more than 5 in 10,000 persons in the European Union or, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug. In each case, there must be no satisfactory method of diagnosis, prevention or treatment of the condition that has been authorized, or, if such a method exists, the product in question must be of significant benefit to those affected by such condition. In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers.

Even if we obtain orphan drug exclusivity for any of our product candidates, that exclusivity may not effectively protect those product candidates from competition because different drugs can be approved for the same condition, and orphan drug exclusivity does not prevent the FDA from approving the same in another disease. Even after an orphan drug is granted orphan exclusivity and approved, the FDA can subsequently approve a later application for the same drug for the same condition before the expiration of the seven-year exclusivity period if the FDA concludes that the later drug is clinically superior in that it is shown to be safer in a substantial portion of the target populations, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the disease for which it received orphan designation. Moreover, orphan-drug-exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to manufacture sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

Fast track, breakthrough, or regenerative medicine advanced therapy designation by the FDA may not actually lead to a faster development or regulatory review or approval process, and does not assure FDA approval of our product candidates.

FDA’s fast track, breakthrough, and regenerative medicine advanced therapy (RMAT) programs are intended to expedite the development of certain qualifying products intended for the treatment of serious diseases and conditions. If a product candidate is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the product’s potential to address an unmet medical need for this condition, the sponsor may apply for FDA fast track designation. A product candidate may be designated as a breakthrough therapy if it is intended to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. A product candidate may receive RMAT designation if it is a regenerative medicine therapy that is intended to treat, modify, reverse or cure a serious or life-threatening condition, and preliminary clinical evidence indicates that the product candidate has the potential to address an unmet medical need for such condition. While we may seek fast track, breakthrough and/or RMAT designation, there is no guarantee that we will be successful in obtaining any such designation. Even if we do obtain such designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. A fast track, breakthrough, or RMAT designation does not ensure that the product candidate will receive marketing approval or that approval will be granted within any particular timeframe. In addition, the FDA may withdraw fast track, breakthrough, or RMAT designation if it believes that the designation is no longer supported by data from our clinical development program. Fast track, breakthrough and/or RMAT designation alone do not guarantee qualification for the FDA’s priority review procedures.

Where appropriate, we may seek approval from the FDA, EMA or comparable foreign regulatory authorities through the use of accelerated approval pathways. If we are unable to obtain such approval, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, EMA or comparable regulatory authorities, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA, EMA or such other regulatory authorities may seek to withdraw accelerated approval.

Where possible, we may pursue accelerated development strategies in areas of high medical need. We may seek an accelerated approval pathway for one or more of our therapeutic candidates from the FDA, EMA or comparable foreign regulatory authorities. Under the accelerated approval provisions in the U.S. Federal Food, Drug, and Cosmetic Act (FDCA), and the FDA’s implementing regulations, the FDA may grant accelerated approval to a therapeutic candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the therapeutic candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new product over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. If such post-approval studies fail to confirm the product’s clinical benefit, the FDA may withdraw its approval of the product.

Prior to seeking accelerated approval, we would seek feedback from the FDA, EMA or comparable foreign regulatory authorities and would otherwise evaluate our ability to seek and receive such accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit a BLA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent feedback from the FDA, EMA or comparable foreign regulatory authorities, we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so. Furthermore, if we decide to submit an application for accelerated approval, there can be no assurance that such application will be accepted or that any approval will be granted on a timely basis, or at all. The FDA, EMA or other comparable foreign regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type, including, for example, if other products are approved via the accelerated pathway and subsequently converted by FDA to full approval. A failure to obtain accelerated approval or any other form of expedited development, review or approval for our therapeutic candidate would result in a longer time period to commercialization of such therapeutic candidate, could increase the cost of development of such therapeutic candidate and could harm our competitive position in the marketplace.

Priority review designation by the FDA may not lead to a faster regulatory review or approval process and, in any event, does not assure FDA approval of our product candidates.

If the FDA determines that a product candidate is intended to treat a serious disease or condition and, if approved, would provide a significant improvement in the safety or effectiveness of the treatment, prevention, or diagnosis of such disease or condition, the FDA may designate the product candidate for priority review. A priority review designation means that the goal for the FDA to review a marketing application is six months from filing of the application, rather than the standard review period of ten months. We may request priority review for certain of our product candidates. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if we believe a particular product candidate is eligible for such designation or status, the FDA may disagree and decide not to grant it. Moreover, a priority review designation does not necessarily mean a faster regulatory review process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within the six-month review cycle or thereafter.

We may expend our limited resources to pursue a particular product candidate or disease and fail to capitalize on product candidates or diseases that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and management resources, we must focus on development programs and product candidates that we identify for specific diseases. As such, currently we are primarily focused on the development of our proprietary capsid, Anc80L65, for our initial internal programs in MLD and brain metastases secondary to human epidermal growth factor receptor 2 (HER2), overexpressing (HER2+), breast cancer (BMBC). As a result, we may forego or delay pursuit of opportunities with other product candidates or for other diseases for these product candidates that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future development programs and product candidates for specific diseases may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We may not be successful in our efforts to build a pipeline of additional product candidates.

Our business model is centered on developing therapies for patients with both rare and prevalent central nervous system diseases by establishing focused selection criteria to select, develop and advance product candidates that we believe will have a high probability of technical and regulatory success through development into commercialization. We may not be able to continue to identify and develop new product candidates, including from our cART, pART and mART platform technologies or advance our ART platform to set new standards for gene therapy. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development. For example, they may be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be drugs that will receive marketing approval and achieve market acceptance. If we do not successfully develop and commercialize product candidates based upon our approach, we will not be able to obtain product revenue in future periods, which likely would result in significant harm to our financial position and adversely affect our stock price.

Our business and operations may be adversely affected by the evolving and ongoing COVID-19 global pandemic.

Our business and operations may be adversely affected by the effects of the recent and evolving COVID-19 virus, which was declared by the World Health Organization as a global pandemic, including the current resurgences as a result of the Delta and Omicron variants in various regions in the United States and globally and other future resurgences. The COVID-19 pandemic has resulted in travel and other restrictions in order to reduce the spread of the disease, including public health directives and orders in the United States and the European Union that, among other things and for various periods of time, directed individuals to shelter at their places of residence, directed businesses and governmental agencies to cease non-essential operations at physical locations, prohibited certain non-essential gatherings and events and ordered cessation of non-essential travel. Future remote work policies and similar government orders or other restrictions on the conduct of business operations related to the COVID-19 pandemic may negatively impact productivity; disrupt our ongoing research and development activities and our clinical programs and timelines; and cause disruptions to our supply chain, to the administrative functions of clinical trial sites and to the operations of our other partners, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. In the event that government authorities were to enhance current restrictions, our employees who currently are not telecommuting may no longer be able to access our facilities, including our laboratories and our operations may be further limited or curtailed. Further, such orders also may impact the availability or cost of materials, which would disrupt our supply chain and manufacturing efforts and could affect our ability to conduct ongoing and planned clinical trials and preparatory activities. We may also face difficulties in obtaining access to manufacturing slots for our product candidates. For example, three vaccines for COVID-19 were granted Emergency Use Authorization by the FDA in late 2020 and early 2021, and resultant demand for vaccines and potential for manufacturing facilities and materials to be commandeered under the Defense Production Act of 1950, or equivalent foreign legislation, may make it more difficult to obtain materials or manufacturing slots for the products needed for our clinical trials, which could lead to delays in these trials.

Although our planned clinical trials have not been impacted by the COVID-19 pandemic to date, we may experience related disruptions in the future that could severely impact our clinical trials, including:

•	delays, difficulties or a suspension in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•

delays, difficulties or interruptions in shipping and delivering in a timely manner supplies, samples or products required for our clinical trials due to the impact of the ongoing COVID-19 pandemic on the United States Postal Service, FedEx, United Parcel Service and/or other commercial shipping organizations;

•

delays, difficulties or interruptions in obtaining the raw materials and other resources needed for our operations, including due to government-led diversion, reprioritization or appropriation of such resources;

•	delays or interruptions in third-party or collaborator services, including due to government-led diversion, reprioritization or appropriation of such services;

•	interruptions in our ability to manufacture and deliver drug supply for trials;

•

diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•

changes in local regulations as part of a response to the COVID-19 outbreak that may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

•

interruption of key clinical trial activities, such as clinical trial site monitoring, and the ability or willingness of subjects to travel to trial sites due to limitations on travel imposed or recommended by federal or state governments, employers and others;

•

limitations in employee resources that would otherwise be focused on the conduct of our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

•	interruption or delays in the operations of the FDA, EMA or other regulatory authorities, which may impact review and approval timelines;

•

delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees; and

•	refusal of the FDA to accept data from clinical trials in these affected geographies.

The spread of COVID-19, including new variants of the virus, such as the Delta and Omicron variants, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our common stock.

The global COVID-19 pandemic continues to rapidly evolve. The extent to which the COVID-19 pandemic impacts our business and operations, including our clinical development and regulatory efforts, will depend on future developments that are highly uncertain and cannot be predicted with confidence at the time of this prospectus, such as the ultimate geographic spread of the disease, the duration of the outbreak, the duration and effect of business disruptions and the short-term effects and ultimate effectiveness of the travel restrictions, quarantines, social distancing requirements and business closures in the United States and other countries to contain and treat the disease. Accordingly, we do not yet know the full extent of potential delays or impacts on our business, our clinical and regulatory activities, healthcare systems or the global economy as a whole. However, these impacts could adversely affect our business, financial condition, results of operations and growth prospects.

In addition, to the extent the ongoing COVID-19 pandemic adversely affects our business and results of operations, it may also have the effect of heightening many of the other risks and uncertainties described in this “Risk Factors” section.

Risks Related to the Manufacturing of our Product Candidates

We and our contract manufacturers for plasmids and viruses are subject to significant regulation with respect to manufacturing our products. The third-party manufacturing facilities on which we rely, and any manufacturing facility that we may have in the future, may have limited capacity or fail to meet the applicable stringent regulatory requirements.

We currently have relationships with a limited number of suppliers for the manufacturing of plasmids and viruses, components of our product candidates. However, if we experience slowdowns or problems with our manufacturing partners and are unable to establish or scale our internal manufacturing capabilities, we will need to continue to contract with manufacturers that can produce the preclinical, clinical and commercial supply of our products. Each supplier may require licenses to manufacture such components if such processes are not owned by the supplier or in the public domain and we may be unable to license such intellectual property rights on reasonable commercial terms or to transfer or sublicense the intellectual property rights we may have with respect to such activities.

All entities involved in the preparation of therapeutics for clinical trials or commercial sale, including our existing contract manufacturers for components of our product candidates, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical trials in the European Union must be manufactured in accordance with cGMP. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of adventitious agents or other contaminants, or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We or our contract manufacturers must supply all necessary documentation in support of a BLA or MAA on a timely basis. Our planned manufacturing facilities and quality systems and the facilities and quality systems of some or all of our third- party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidates or any of our other potential products. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of our product candidates or our other potential products or the associated quality systems for compliance with the regulations applicable to the activities being conducted, and they could put a hold on one or more of our clinical trials if the facilities of our contract development and manufacturing organizations do not pass such audit or inspections. If these facilities do not pass a pre-approval plant inspection, FDA approval of the products will not be granted.

The regulatory authorities also may, at any time following approval of a product for sale, inspect or audit our planned manufacturing facilities or those of our third-party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of our product specifications or applicable regulations occurs independent of such an inspection or audit, we or the relevant regulatory authority may require remedial measures that may be costly and/or time-consuming for us or a third party to implement and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could harm our business.

If we or any of our third-party manufacturers fail to maintain regulatory compliance, the FDA can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new drug product or biologic product, or revocation of a pre-existing approval. As a result, our business, financial condition and results of operations may be harmed. Additionally, if supply from one approved manufacturer is interrupted, there could be a significant disruption in commercial supply. An alternative manufacturer would need to be qualified through a BLA and/or MAA supplement which could result in further delay. The regulatory agencies may also require additional studies if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines.

These factors could cause the delay of clinical trials, regulatory submissions, required approvals or commercialization of our product candidates, cause us to incur higher costs and prevent us from commercializing our products successfully, if approved. Furthermore, if our suppliers fail to meet contractual requirements, and we are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our clinical trials may be delayed or we could lose potential revenue.

Gene therapies are novel, complex and difficult to manufacture. We could experience manufacturing problems that result in delays in the development or commercialization of our product candidates or otherwise harm our business.

The manufacture of gene therapy products is technically complex and necessitates substantial expertise and capital investment. Production difficulties caused by unforeseen events may delay the availability of material for our clinical studies.

The manufacturers of pharmaceutical products must comply with strictly enforced cGMP requirements, state and federal regulations, as well as foreign requirements when applicable. Any failure of us or our contract manufacturing organizations to adhere to or document compliance to such regulatory requirements could lead to a delay or interruption in the availability of our program materials for clinical trials or enforcement action from the FDA, EMA or foreign regulatory authorities. If we or our manufacturers were to fail to comply with the requirements of the FDA, EMA or other regulatory authority, it could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates. Our potential future dependence upon others for the manufacture of our product candidates may also adversely affect our future profit margins and our ability to commercialize any product candidates that receive regulatory approval on a timely and competitive basis.

Our product candidates require processing steps that are more complex than those required for most chemical pharmaceuticals. Moreover, unlike chemical pharmaceuticals, the physical and chemical properties of a biologic such as our modified virus generally cannot be fully characterized. As a result, assays of the finished product may not be sufficient to ensure that the product will perform in the intended manner. Although we believe that the manufacture of our product candidates may be simplified due to their shared raw materials and other similarities, we cannot be certain that this will be the case and we may be required to develop manufacturing methods that ultimately differ significantly between product candidates, which would require that we invest substantial time and capital to develop suitable manufacturing methods. Our program materials are manufactured using technically complex processes requiring specialized equipment and facilities, highly specific raw materials, cell types and reagents, and other production constraints. Our production process also requires a number of highly specific raw materials, cell types and reagents with limited suppliers. Even though we aim to have backup supplies of raw materials, cell types and reagents whenever possible, we cannot be certain they will be sufficient if our primary sources are unavailable. A shortage of a critical raw material, cell line, or reagent, or a technical issue during manufacturing may lead to delays in clinical development or commercialization plans. We are particularly susceptible to any shortages, delays or our inability to obtain suitable raw materials for our lead Anc80L65 capsid. Any changes in the manufacturing of components of the raw materials we use could result in unanticipated or unfavorable effects in our manufacturing processes, resulting in delays.

In addition, if any of our product candidates obtain approval, the FDA, EMA and other regulatory authorities may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, EMA or other regulatory authorities may require that we not distribute a lot until the agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay product launches or clinical trials, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects.

We depend on third-party suppliers for materials used in the manufacture of our product candidates, and the loss of these third-party suppliers or their inability to supply us with adequate materials could harm our business.

We rely on third-party suppliers for certain materials and components required for the production of our product candidates. Our dependence on these third-party suppliers and the challenges we may face in obtaining adequate supplies of materials involve several risks, including limited control over pricing, availability, and delivery schedules. There is substantial demand and limited supply for certain of the raw materials used to manufacture gene therapy products. As a small company, our negotiation leverage is limited and we are likely to get lower priority than our competitors that are larger than we are. We cannot be certain that our suppliers will continue to provide us with the quantities of these raw materials that we require or satisfy our anticipated specifications and quality requirements. Any supply interruption in limited or sole sourced raw materials could materially harm our ability to manufacture our product candidates until a new source of supply, if any, could be identified and qualified. We may be unable to find a sufficient alternative supply channel in a reasonable time or on commercially reasonable terms. Any performance failure on the part of our suppliers could delay the development and potential commercialization of our product candidates, including limiting supplies necessary for clinical trials and regulatory approvals, which would have a material adverse effect on our business.

Any contamination or interruption in our manufacturing process, shortages of raw materials or failure of our suppliers of plasmids and viruses to deliver necessary components could result in delays in our clinical development or marketing schedules.

Given the nature of gene therapy manufacturing, there is a risk of contamination occurring during the manufacturing process. Any contamination could adversely affect our ability to produce product candidates on schedule and could, therefore, harm our results of operations and cause reputational damage. Some of the raw materials required in our manufacturing process are derived from biologic sources. Such raw materials are difficult to procure and may be subject to contamination or recall. A material shortage, contamination, recall or restriction on the use of biologically derived substances in the manufacture of our product candidates could adversely impact or disrupt the commercial manufacturing or the production of clinical material, which could adversely affect our development timelines and our business, financial condition, results of operations and prospects.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates proceed through preclinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and product characteristics. Such changes carry the risk that they will not achieve our intended objectives. Any such changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing, FDA notification or FDA approval. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commence sales and generate revenue. In addition, we may be required to make significant changes to our upstream and downstream processes across our pipeline, which could delay the development of our future product candidates. Regulatory agencies, and in particular the FDA and EMA, have demonstrated increased caution in their regulation of gene therapies, including increased scrutiny related to chemistry, manufacturing and control (CMC) issues. This increased regulatory scrutiny around gene therapy CMC may result in us being required to conduct additional preclinical studies or clinical trials with respect to any of our product candidates, which may result in delays and increased costs in the development or commercialization of our product candidates and ultimately could lead to the failure to obtain approval for any gene therapy product.

Risks Related to the Commercialization of our Product Candidates

Even if any of our product candidates receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If any of our product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant revenue and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy, safety and potential advantages compared to alternative treatments;

•	our ability to offer our products for sale at competitive prices;

•	the convenience and ease of administration compared to alternative treatments;

•

product labeling or product insert requirements of the FDA or foreign regulatory authorities, including any limitations or warnings contained in a product’s approved labeling, including any black box warning or REMS;

•

the willingness of the target patient population to try new treatments, such as gene therapy as a novel modality for treatment of our target indications, such as BMBC and of physicians to prescribe these treatments;

•	our ability to hire and retain a sales force in the United States;

•	the strength of marketing and distribution support;

•	the availability of coverage and adequate reimbursement for our product candidates, once approved, from third-party payors and government authorities;

•	the prevalence and severity of any side effects; and

•	any restrictions on the use of our products together with other medications.

Negative public opinion of gene therapy and increased regulatory scrutiny of gene therapy and genetic research may adversely impact the development or commercial success of our current and future product candidates.

Our potential therapeutic products involve introducing genetic material into a patient’s cells via intrathecal and intravenous administration. The clinical and commercial success of our potential products will depend in part on public acceptance of the use of gene therapy and gene regulation for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy and gene regulation are unsafe, unethical or immoral, and consequently, our products may not gain the acceptance of the public or the medical community. Adverse public attitudes may adversely impact our ability to enroll clinical trials. Moreover, our success will depend upon physicians prescribing, and their patients being willing to receive, treatments that involve the use of product candidates we may develop in lieu of, or in addition to, existing treatments with which they are already familiar and for which greater clinical data may be available.

More restrictive government regulations or negative public opinion would have a negative effect on our business or financial condition and may delay or impair the development and commercialization of our product candidates or demand for any products once approved. In 2021, sponsors of other clinical trials involving gene therapies have announced imposition of clinical holds by FDA to evaluate safety issues arising during the trials. Among the risks in any gene therapy product based on viral vectors are the risks of immunogenicity, elevated liver enzymes and insertional oncogenesis. If any of our vectors demonstrate a similar effect we may decide or be required to halt or delay further clinical development of any product candidates that utilize that vector. Adverse events in our or others’ clinical trials, even if not ultimately attributable to our product candidates, and the resulting publicity could result in increased governmental regulation, unfavorable public perception, potential regulatory delays in the testing or approval of our product candidates, stricter labeling requirements for those product candidates that are approved and a decrease in demand for any such product candidates. The risk of cancer remains a concern for gene therapy and we cannot assure that it will not occur in any of our planned or future clinical trials or in any clinical trials conducted by other companies. In addition, there is the potential risk of delayed adverse events following exposure to gene therapy products due to persistent biological activity of the genetic material or other components of products used to carry the genetic material. If any such adverse events occur, commercialization of our product candidates or further advancement of our clinical trials could be halted or delayed, which would have a negative impact on our business and operations.

We face significant competition from other biotechnology and pharmaceutical companies and from academic institutions, and our operating results will suffer if we fail to compete effectively.

Drug development, particularly in the gene therapy field, is highly competitive and subject to rapid and significant technological advancements. As a significant unmet medical need exists in the neurology field, particularly for the treatment of neurodegenerative diseases, neurodevelopmental diseases and genetic epilepsies, there are several large and small pharmaceutical companies focused on delivering therapeutics for the treatment of these diseases. Further, it is likely that additional drugs will become available in the future for the treatment of our target diseases.

We are aware that our competitors are developing product candidates for the treatment of diseases that our product candidates will target. With respect to AFTX-001, we are aware that Orchard Therapeutics PLC has developed Libmeldy, Homology Medicines, Inc. is developing HMI-202, Passage Bio, Inc. is developing PBML04 and Denali Therapeutics Inc. (Denali) is developing ETV:ARSA, in each case, for the treatment of MLD, and with respect to AFTX-002, we are aware that Seagen Inc. has developed Tucatinib, Denali is developing ATV:HER2, AstraZeneca plc and Daiichi Sankyo Company, Limited are developing trastuzumab deruxtecan and Voyager Therapeutics, Inc. and the University of Pennsylvania Gene Therapy Program have published preclinical data for the treatment of BMBC.

Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, as well as in obtaining regulatory approvals of those product candidates in the United States and in foreign countries. Our current and potential future competitors may also have significantly more experience commercializing drugs, particularly gene therapy and other biological products, that have been approved for marketing. Mergers and acquisitions in the pharmaceutical and biotechnology industries could result in even more resources being concentrated among a small number of our competitors.

We will face competition from other drugs or from other non-drug products currently approved or that will be approved in the future in the neurology field, including for the treatment of diseases and diseases in the therapeutic categories we intend to target. Therefore, our ability to compete successfully will depend largely on our ability to:

•	develop and commercialize drugs that are superior to other products in the market;

•	demonstrate through our clinical trials that our product candidates are differentiated from existing and future therapies;

•	attract qualified scientific, product development and commercial personnel;

•	obtain patent or other proprietary protection for our medicines;

•	obtain required regulatory approvals;

•	obtain coverage and adequate reimbursement from, and negotiate competitive pricing with, third-party payors; and

•	successfully collaborate with pharmaceutical companies in the discovery, development and commercialization of new medicines.

The availability of our competitors’ products could limit the demand, and the price we are able to charge, for any product candidate we develop. The inability to compete with existing or subsequently introduced drugs would have an adverse impact on our business, financial condition and prospects. In addition, the reimbursement structure of approved gene therapies by other companies could impact the anticipated reimbursement structure of our gene therapies, if approved, and our business, financial condition, results of operations and prospects.

Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make our product candidates less competitive. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. Accordingly, our competitors may succeed in obtaining patent protection, discovering, developing, receiving regulatory and marketing approval for, or commercializing, drugs before we do, which would have an adverse impact on our business and results of operations.

Any product candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, ACA), includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (BPCIA), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the FDA, any such processes could have an adverse effect on the future commercial prospects for our biological products.

There is a risk that any of our product candidates approved as a biological product under a BLA would not qualify for the 12-year period of exclusivity or that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. If competitors are able to obtain marketing approval for biosimilars referencing our candidates, if approved, our products may become subject to competition from such biosimilars, with the attendant competitive pressure and potential adverse consequences.

The success of our product candidates will depend significantly on coverage and adequate reimbursement or the willingness of patients, commercial and government payors to pay for these procedures.

We believe our success depends on obtaining and maintaining coverage and adequate reimbursement for our product candidates, including AFTX-001, for the treatment of MLD, and AFTX-002, for the treatment of BMBC, and the extent to which patients will be willing to pay out-of-pocket for such products, in the absence of reimbursement for all or part of the cost. In the United States and in other countries, patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. The availability of coverage and adequacy of reimbursement for our products by third-party payors, including government health care programs (e.g., Medicare, Medicaid, TRICARE), managed care providers, private health insurers, health maintenance organizations and other organizations is essential for most patients to be able to afford medical services and pharmaceutical products such as our product candidates. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a payor-by-payor basis. One payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage, and adequate reimbursement. The principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services (CMS), an agency within the U.S. Department of Health and Human Services (HHS). CMS decides whether and to what extent products will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. Third-party payors determine which products and procedures they will cover and establish reimbursement levels. Even if a third-party payor covers a particular product or procedure, the resulting reimbursement payment rates may not be adequate. Patients who are treated in-office for a medical condition generally rely on third-party payors to reimburse all or part of the costs associated with the procedure, including costs associated with products used during the procedure, and may be unwilling to undergo such procedures in the absence of such coverage and adequate reimbursement. Physicians may be unlikely to offer procedures for such treatment if they are not covered by insurance and may be unlikely to purchase and use our product candidates, if approved, for our stated diseases unless coverage is provided and reimbursement is adequate. In addition, for products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs.

Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that a procedure is safe, effective and medically necessary; appropriate for the specific patient; cost-effective; supported by peer-reviewed medical journals; included in clinical practice guidelines; and neither cosmetic, experimental, nor investigational. Further, increasing efforts by third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain FDA or comparable regulatory approvals. Additionally, we may also need to provide discounts to purchasers, private health plans or government healthcare programs. Our product candidates may nonetheless not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. We expect to experience pricing pressures from third-party payors in connection with the potential sale of any of our product candidates.

Foreign governments also have their own healthcare reimbursement systems, which vary significantly by country and region, and we cannot be sure that coverage and adequate reimbursement will be made available with respect to the treatments in which our products are used under any foreign reimbursement system.

There can be no assurance that AFTX-001, AFTX-002, or any other product candidates, if approved for sale in the United States or in other countries, will be considered medically reasonable and necessary, that it will be considered cost-effective by third-party payors, that coverage or an adequate level of reimbursement will be available or that reimbursement policies and practices in the United States and in foreign countries where our products are sold will not adversely affect our ability to sell our product candidates profitably, if they are approved for sale.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or drugs caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or drugs that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards paid to trial participants or patients;

•	loss of revenue;

•	reduced resources of our management to pursue our business strategy; and

•	the inability to commercialize any products that we may develop.

Although we maintain product liability insurance coverage, such insurance may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Our Dependence on Third Parties

We intend to rely on third parties to conduct a significant portion of our existing clinical trials and potential future clinical trials for product candidates, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We intend to engage CROs to conduct our planned clinical trials. We expect to continue to rely on third parties, including clinical data management organizations, medical institutions and clinical investigators, to conduct those clinical trials. Any of these third parties may terminate their engagements with us, some in the event of an uncured material breach and some at any time for convenience. If any of our relationships with these third parties terminate, we may not be able to timely enter into arrangements with alternative third parties or to do so on commercially reasonable terms, if at all. Switching or adding CROs involves substantial cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we intend to carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects. Further, the performance of our CROs may also be interrupted by the ongoing COVID-19 pandemic, including due to travel or quarantine policies, heightened exposure of CRO staff who are healthcare providers to COVID-19 or prioritization of resources toward the pandemic.

In addition, any third parties conducting our clinical trials will not be our employees, and except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our clinical programs. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. Consequently, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase substantially and our ability to generate revenue could be delayed significantly.

We rely on these parties for execution of our preclinical studies and clinical trials, and generally do not control their activities. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with good clinical practices for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. If we or any of our CROs or other third parties, including trial sites, fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials complies with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP conditions. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the trial. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of marketing approval of AFTX-001, AFTX-002 or any other product candidates.

We also expect to rely on other third parties to store and distribute product supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidates or commercialization of our products, producing additional losses and depriving us of potential revenue.

We have entered into, and may seek additional collaborations with third parties for the development or commercialization of our product candidates, such as our collaboration with Vertex. If those collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

We have entered into a collaboration agreement with Vertex and similarly may seek additional third-party collaborators for the development and commercialization of our product candidates, including for the commercialization of any of our product candidates that are approved for marketing outside the United States. Our likely collaborators for any such arrangements include regional and national pharmaceutical companies and biotechnology companies. In our collaboration with Vertex, we have no control over the development and commercialization efforts over the product candidates subject to the collaboration, and we are solely reliant on Vertex for the development of such candidates. If we enter into any additional such arrangements with any third parties, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenue from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

•	Collaborations involving our product candidates pose the following risks to us:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

•

collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•

collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

•

product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or drugs, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

•

a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such products;

•

disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•

collaborators may not properly maintain or defend our or their intellectual property rights or may use our or their proprietary information in such a way as to invite litigation that could jeopardize or invalidate such intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

•

collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If any future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for any collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar diseases that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

We may not be able to negotiate additional collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of such product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate revenue.

Risks Related to our Intellectual Property

If we are unable to obtain or protect intellectual property rights related to any of our product candidates, we may not be able to compete effectively in our market.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our proprietary technology, such as our proprietary AAV libraries, capsids and product candidates including AFTX-001 and AFTX-002 and other programs, their respective components, formulations, therapies, methods used to manufacture them and methods treatment.

Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and product candidates.

As of the date of this prospectus, we in-license 7 patent families, including 7 Patent Cooperation Treaty (PCT) applications, 7 granted US patents, 9 granted foreign patents, as well as pending US and foreign patent applications. Patents in these 7 families will expire between 2034 and 2040, not including any patent term adjustments or extensions. We solely own 3 patent families and co-own 1 patent family, all of which are in the US provisional stage and not yet published. Any patents that issue from these patent families will expire in 2042, not including any patent term adjustments or extensions. We cannot offer any assurances about which of our patent applications will issue, the breadth of any resulting patent or whether any of the issued patents will be found invalid and unenforceable or will be threatened by third parties. We cannot offer any assurances that the breadth of our granted patents will be sufficient to stop a competitor from developing and commercializing a product, including a biosimilar product that would be competitive with one or more of our product candidates. Furthermore, any successful challenge to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any of our product candidates. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

The patent prosecution process is expensive and time-consuming. We may not be able to prepare, file and prosecute all necessary or desirable patent applications at a commercially reasonable cost or in a timely manner or in all jurisdictions. It is also possible that we may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. We may not be able to obtain or maintain patent applications and patents due to the subject matter claimed in such patent applications and patents being in the public domain. In some cases, the work of certain academic researchers in the gene therapy field has entered the public domain, which may preclude our ability to obtain patent protection for certain inventions relating to such work. Although we enter into nondisclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach these agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Consequently, we would not be able to prevent any third party from using any technology that is in the public domain to compete with our product candidates. Moreover, depending on the terms of any future in-licenses to which we may become a party, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology in-licensed from third parties. Therefore, these patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of any patent rights are highly uncertain. Our owned and licensed pending and future patent applications may not result in issued patents which protect our technology or product candidates, effectively prevent others from commercializing competitive technologies and product candidates or otherwise provide any competitive advantage. In fact, patent applications may not issue as patents at all. Even if patent applications we license or own currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we hold or in-license may be challenged, narrowed, circumvented, or invalidated by third parties. Consequently, we do not know whether any of our technologies and product candidates will be protectable or remain protected by valid and enforceable patents. In addition, our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technology or from developing competing technologies and products and the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Any failure to obtain, maintain or defend our patents and other intellectual property could have a material adverse effect on our business, financial conditions, results of operations and prospects.

We cannot be certain that we are the first to invent the inventions covered by pending patent applications and, if we are not, we may be subject to priority or entitlement disputes. We may be required to disclaim part or all of the term of certain patents or all of the term of certain patent applications. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. Since patent applications in the United States and other countries are confidential for a period of time after filing, at any moment in time, we cannot be certain that we were in the past or will be in the future the first to file any patent application related to our product candidates. For example, some patent applications in the United States may be maintained in secrecy until the patents are issued. Further, publications in the scientific literature often lag behind actual discoveries. Consequently, we cannot be certain that others have not filed patent applications for technology covered by our owned and in-licensed issued patents or our pending applications, or that we or, if applicable, a licensor were the first to invent or first to file an application for the technology.

It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If there are material defects in the form, preparation, prosecution, or enforcement of our patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

In addition to the protection provided by our patent estate, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not amenable to patent protection. Although we generally require all of our employees to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed, or that our trade secrets and other confidential proprietary information will not be disclosed. In addition, while we have undertaken reasonable efforts to ensure such agreements are enforceable and that employees and third parties comply with their obligations thereunder, these agreements may be found insufficient by a court of law or may be breached, or we may not enter into sufficient agreements with such individuals in the first instance, in either case potentially resulting in the unauthorized use or disclosure of our trade secrets and other intellectual property, including to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property. Individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property. Moreover, our competitors may independently develop knowledge, methods and know-how equivalent to our trade secrets. Competitors could purchase our products, if approved, and replicate some or all of the competitive advantages we derive from our development efforts for technologies on which we do not have patent protection. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed. Enforcing a claim that a third-party entity illegally obtained and is using any of our trade secrets is expensive and time-consuming, and the outcome is unpredictable, and we may not be able to obtain adequate remedies for such breaches.

We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, our agreements or security measures may be breached, and we may not have adequate remedies for any breach. Also, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. In addition, others may independently discover our trade secrets and proprietary information. For example, the FDA is considering whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA’s disclosure policies may change in the future. If we are unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.

Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time, and if we do not obtain protection under the Hatch-Waxman Amendments and similar non-United States legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.

Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our United States patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments, and similar legislation in the European Union. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent may be extended, and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced and could have a material adverse effect on our business.

Part of our key proprietary technology platform is licensed from others. If we fail to comply with our obligations in our current and future intellectual property licenses with third parties, resulting in the termination of such licenses, we could lose rights that are important to our business.

We are heavily reliant upon licenses to certain patent rights and proprietary technology for the development of our product candidates, in particular, we in-licensed key patents and patent applications for our proprietary capsid and other technologies used in AFTX-001 and AFTX-002 product candidates pursuant to our exclusive license agreement (MEE/Lonza License Agreement) that we entered into with Lonza Houston, Inc. (Lonza) and both Massachusetts Eye and Ear Infirmary and The Schepens Eye Research Institute, Inc. (MEE) in September 2019. Our license agreements impose diligence and milestone and royalty payment obligations on us and our sublicensees, and the MEE/Lonza License Agreement also contains certain development. If we fail to comply with our obligations, our licensors may have the right to terminate our licenses, in which event we will not be able to develop, manufacture or market any product using the intellectual property under any such terminated agreement and may face other penalties. Such an occurrence would materially adversely affect our business prospects.

Certain of our licenses, including certain licenses with Lonza and MEE may not provide us with exclusive rights to use the licensed intellectual property and technology, or may not provide us with exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and product candidates in the future. In addition, the intellectual property rights licensed to us by our licensors, including certain intellectual property licensed by Lonza and MEE, at least in some respects, may be used by such licensors or licensed to third parties, and such third parties may have certain enforcement rights with respect to such intellectual property. Thus, patents licensed to us could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against our licensors or another licensee or in administrative proceedings brought by or against our licensors or another licensee in response to such litigation or for other reasons. As a result, we may not be able to prevent competitors or other third parties from developing and commercializing competitive products, including in territories covered by our licenses.

Licenses to additional third-party technology and materials that may be required for our development programs may not be available in the future or may not be available on commercially reasonable terms, or at all, which could have a material adverse effect on our business and financial condition. In such events, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected technology or product candidates. Even if we are able to obtain such additional licenses, they may be non-exclusive thereby giving our competitors and other third parties access to the same technology licensed to us.

If we or our licensors fail to adequately protect our licensed intellectual property, our ability to commercialize our product candidates and technology could suffer. MEE generally controls the prosecution, maintenance and enforcement of our in-licensed patents and patent applications under the MEE/Lonza License Agreement. Therefore, we cannot be certain that the prosecution, maintenance and enforcement of these patent rights will be in a manner consistent with the best interests of our business, or in compliance with applicable laws and regulations, or will result in valid and enforceable patents and other intellectual property rights. It is possible that our licensors’ infringement proceedings or defense activities may be less vigorous than had we conducted them ourselves or may not be conducted in accordance with our best interests. If we or our licensors fail to maintain such patents or patent applications. If we or our licensors fail to maintain such patents or patent applications, or if we or our licensor lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated and our right to develop and commercialize any of our product candidates that are the subject of such licensed rights could be adversely affected. In addition to the foregoing, the risks associated with patent rights that we license from third parties will also apply to patent rights we may own in the future.

Further, if we fail to comply with our development obligations under our license agreements, we may lose our patent rights with respect to such agreement on a territory-by-territory basis, which would affect our patent rights worldwide. In spite of our efforts, our current and future licensors might conclude that we have materially breached our obligations under our license agreements and might therefore terminate such license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	our financial and other obligations under the license agreement;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to sublicense patent and other rights to third parties under collaborative development relationships;

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our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates and what activities satisfy those diligence obligations;

•	the inventorship or ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected technology or product candidates. In addition, if any such disputes result in the termination of our intellectual property licenses, this could result in the loss of our ability to develop and commercialize our AFTX-001 and AFTX-002 product candidates, or we could lose other significant rights, experience significant delays in the development and commercialization of our other product candidates, or incur liability for damages, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties, including our competitors, to receive licenses to a portion of the intellectual property that is subject to our existing licenses and to compete with our product candidates.

Some of our future agreements with certain of our third-party research partners may provide that improvements developed in the course of our relationship may be owned solely by either us or our third-party research partner. If we determine that rights to such improvements owned solely by a third-party research partner or other third party with whom we collaborate are necessary to commercialize our therapeutic candidates or maintain our competitive advantage, we may need to obtain a license from such third party in order to use the improvements and continue developing, manufacturing or marketing our drug candidates. We may not be able to obtain such a license on an exclusive basis, on commercially reasonable terms, or at all, which could prevent us from commercializing our product candidates or allow our competitors or others the chance to access technology that is important to our business.

Termination of our current or any future license agreements would reduce or eliminate our rights under these agreements and may result in our having to negotiate new or reinstated agreements with less favorable terms or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology. Any of the foregoing could prevent us from commercializing our other product candidates, which could have a material adverse effect on our operating results and overall financial condition.

In addition, intellectual property rights that we in-license in the future may be sublicenses under intellectual property owned by third parties, in some cases through multiple tiers. The actions of our licensors may therefore affect our rights to use our sublicensed intellectual property, even if we are in compliance with all of the obligations under our license agreements. Should our licensors or any of the upstream licensors fail to comply with their obligations under the agreements pursuant to which they obtain the rights that are sublicensed to us, or should such agreements be terminated or amended, our ability to develop and commercialize our product candidates may be materially harmed.

In addition, a third party may in the future bring claims that our performance under our license agreements, including our sponsoring of clinical trials, interferes with such third party’s rights under its agreement with one of our licensors. If any such claim were successful, it may adversely affect our rights and ability to advance our product candidates as clinical candidates or subject us to liability for monetary damages, any of which would have an adverse effect on our business, financial condition, results of operations and prospects.

We are generally also subject to all of the same risks with respect to protection of intellectual property that we license as we are for intellectual property that we own, which are described above and below. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize products could suffer. We may not be successful in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and in-licenses.

Presently, we have obtained rights to certain intellectual property rights through licenses from third parties to develop, manufacture and commercialize our AFTX-001 and AFTX-002 product candidates and other product candidates. Because the commercialization of our technologies and product candidates may require the use of additional intellectual property rights held by third parties, the growth of our business likely will depend, in part, on our ability to acquire or license these intellectual property rights. Our product candidates may also require specific formulations and manufacturing process to work effectively and efficiently, and these rights may be held by others.

We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary, important or more expedient to further our business operations. In addition, even if we are able to obtain such licenses, we may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, which would harm our business. Were that to happen, we may need to cease use of the product candidates and technologies covered by those third-party intellectual property rights and may need to seek to develop alternative approaches that do not infringe, misappropriate or violate those intellectual property rights, which may entail additional costs and development delays if we are able to develop such alternatives, or which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, which means that our competitors may also receive access to the same technologies licensed to us. The licensing and acquisition of third-party intellectual property rights is a competitive practice, and companies that may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their larger size and cash resources or greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. There can be no assurance that we will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to acquire. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment.

If we are unable to successfully obtain rights to required third-party intellectual property or maintain the existing intellectual property rights we have licensed, we may be required to expend significant time and resources to redesign our product candidates, or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis, and we may have to abandon development of our product candidates, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our intellectual property licenses with third parties may be subject to disagreements over contract interpretation, which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations to our licensors.

We currently depend, and will continue to depend, on our license agreements, including the MEE/Lonza License Agreement, whereby we are granted an exclusive, sublicensable, worldwide license under specified patents and know-how to research, develop, manufacture and commercialize products containing certain AAV capsids in all fields of use other than certain ultra-rare retinal diseases and hearing or balance disorders. The agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If any of our licenses or material relationships or any in-licenses upon which our licenses are based are terminated or breached, we may:

•	lose our rights to develop and market our products;

•	lose patent protection for our products;

•	experience significant delays in the development or commercialization of our products;

•	not be able to obtain any other licenses on acceptable terms, if at all; or

•	incur liability for damages.

These risks apply to any agreements that we may enter into in the future for our products or for any future product candidates. If we experience any of the foregoing, it could have a material adverse effect on our business, financial condition, results or operations and prospects.

We do not currently own or license any U.S. composition of matter patents or patent applications covering the transgene component of our AFTX-001 and AFTX-002 product candidates and we cannot be certain that any of our or licensed pending patent applications or our future owned or licensed patent applications will result in issued patent claims covering such aspects of our product candidates.

Composition-of-matter patents on the active pharmaceutical ingredient (API) in prescription drug products are generally considered to be the strongest form of intellectual property protection for drug products because those types of patents provide protection without regard to any particular method of use or manufacture or formulation of the API used. We currently license two issued composition of matter U.S. patent that relates to our proprietary capsid, which is present in our AFTX-001 and AFTX-002 product candidates. However, although we have an option right to exclusively license the transgene for AFTX-001, we do not own or in-license any composition of matter patents or patent applications in the United States or any other jurisdiction with respect to the transgene component of our AFTX-001 and AFTX-002 product candidates. We further do not own any U.S. or foreign patents or patent applications covering our AFTX-001 and AFTX-002 product candidates. Although we have species patent application filings in preparation covering these two product candidates, we cannot be certain that claims in any future patents issuing from our pending owned or licensed patent applications or our future owned or licensed patent applications will cover our current or future product candidates.

Method-of-use patents protect the use of a product for the specified method and formulation patents cover formulations of the API. These types of patents do not prevent a competitor or other third party from developing or marketing an identical product for an indication that is outside the scope of the patented method or from developing a different formulation that is outside the scope of the patented formulation. Moreover, with respect to method-of-use patents, even if competitors or other third parties do not actively promote their product for our targeted indications or uses for which we may obtain patents, physicians may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method-of-use patents, the practice is common, and this type of infringement is difficult to prevent or prosecute. In addition, there are numerous publications and other prior art that may be relevant to our owned or in-licensed method-of-use patents and patent applications and may be used to challenge the validity of these owned or in-licensed patents and patent applications in litigation or other intellectual property-related proceedings. If these types of challenges are successful, our owned or in-licensed patents and patent applications may be narrowed or found to be invalid and we may lose valuable intellectual property rights. Any of the foregoing could have a material adverse effect on our business, financial conditions, prospects and results of operations.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other countries. Even if patents do successfully issue, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and third parties may challenge the validity, enforceability or scope of our owned and licensed patents in courts or patent offices in the United States and abroad, which may result in those patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our owned and licensed patents and pending patent applications, if issued, may not adequately protect our intellectual property or prevent competitors or others from designing around our patent claims to circumvent our owned or licensed patents by developing similar or alternative technologies or therapeutics in a non-infringing manner. If the breadth or strength of protection provided by the patents and patent applications we own or license with respect to our product candidates is not sufficient to impede such competition or is otherwise threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive, time consuming and unsuccessful.

Competitors may infringe the patents for which we have applied. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. If we initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product or product candidate is invalid and/or unenforceable. In patent litigation in the United States, counterclaims alleging invalidity and/or unenforceability are common, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. In an infringement proceeding, a court may decide that the patent claims we are asserting are invalid and/or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patent claims do not cover the technology in question. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, inter partes review and equivalent proceedings in foreign jurisdictions (for example, opposition proceedings). Such proceedings could result in revocation of or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could have a material adverse impact on our business.

Interference proceedings provoked by third parties or brought by us may be necessary to determine the priority of inventions with respect to our patent applications. An unfavorable outcome could require us to cease using the related technology or force us to take a license under the patent rights of the prevailing party, if available. Furthermore, our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Even if we establish infringement of any of our patents by a competitive product, a court may decide not to grant an injunction against further infringing activity, thus allowing the competitive product to continue to be marketed by the competitor. It is difficult to obtain an injunction in U.S. litigation and a court could decide that the competitor should instead pay us a “reasonable royalty” as determined by the court, and/or other monetary damages. A reasonable royalty or other monetary damages may or may not be an adequate remedy. Loss of exclusivity and/or competition from a related product would have a material adverse impact on our business.

For certain of our in-licensed patent rights, such as patent rights in-licensed from Lonza and MEE, we may not have the right to file a lawsuit for infringement and may have to rely on a licensor to enforce these rights for us. If we are not able to directly assert our licensed patent rights against infringers or if a licensor does not vigorously prosecute any infringement claims on our behalf, we may have difficulty competing in certain markets where such potential infringers conduct their business, and our commercialization efforts may suffer as a result.

In addition, we or our licensors, as the case may be, may not be able to detect infringement against our owned or in-licensed patents, which may be especially difficult for manufacturing processes or formulation patents. Even if we or our licensors detect infringement by a third party of our owned or in-licensed patents, we or our licensors, as the case may be, may choose not to pursue litigation against or settlement with the third party. If we or our licensors later sue such third party for patent infringement, the third party may have certain legal defenses available to it that otherwise would not be available but for the delay between when the infringement was first detected and when the suit was brought. These legal defenses may make it impossible for us or our licensors to enforce our owned or in-licensed patents, as the case may be, against that third party.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain.

As our current and future product candidates progress toward commercialization, the possibility of a patent infringement claim against us increases. We cannot provide any assurance that our current and future product candidates do not infringe other parties’ patents or other proprietary rights, and competitors or other parties may assert that we infringe their proprietary rights in any event. We may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our current and future product candidates, including interference or derivation proceedings before the USPTO, or oppositions and other proceedings in foreign jurisdictions. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our product candidates, manufacturing methods, formulations, administration methods and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights.

Numerous issued patents and pending patent applications that are owned by third parties exist in the fields in which we are developing our product candidates including patents and patent applications relating to, among other things, ARSA gene and Her2 antibody nucleic acids and AAV vectors comprising such nucleic acids, as well as AAV capsid proteins, AAV formulations and AAV manufacturing and analytical methods. While we performed searches for relevant patents and patent applications with respect to ARSA gene and Her2 antibody nucleic acids, particularly in connection with being comprised in AAV vectors, as well as our proprietary AAV capsids, we cannot guarantee the completeness or thoroughness of any of our patent searches or analyses including, but not limited to, the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, nor can we be certain that we have identified each and every patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of any of AFTX-001 and AFTX-002 in any jurisdiction. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, the claim scope that may issue from pending patent applications owned by third parties or which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties, including our competitors, may allege they have patent rights encompassing our product candidates, technologies or methods and that we are employing their proprietary technology without authorization.

If we were sued for patent infringement, we would need to demonstrate that the relevant product or methods of using the product either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. In order to successfully challenge the validity of any such United States patent in federal court, we would need to overcome a presumption of validity. As this burden is high and requires us to present clear and convincing evidence as to the invalidity of any such United States patent claim, there is no assurance that a court of competent jurisdiction would agree with us and invalidate the claims of any such United States patent. Moreover, given the vast number of patents in our field of technology, we cannot be certain that we do not infringe existing patents or that we will not infringe patents that may be granted in the future.

While we may decide to initiate proceedings to challenge the validity of these or other patents in the future, we may be unsuccessful, and courts or patent offices in the United States and abroad could uphold the validity of any such patent. Furthermore, because patent applications can take many years to issue and may be confidential for 18 months or more after filing, and because pending patent claims can be revised before issuance, there may be applications now pending which may later result in issued patents that may be infringed by the manufacture, use or sale of our product candidates. Regardless of when filed, we may fail to identify relevant third-party patents or patent applications, or we may incorrectly conclude that a third-party patent is invalid or not infringed by our product candidates or activities. If a patent holder believes that one of our product candidates infringes its patent, the patent holder may sue us even if we have received patent protection for our technology. Moreover, we may face patent infringement claims from non-practicing entities that have no relevant drug revenue and against whom our own patent portfolio may thus have no deterrent effect. If a patent infringement suit were threatened or brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the drug or product candidate that is the subject of the actual or threatened suit.

If any third-party patents are held by a court of competent jurisdiction to be valid and enforceable and to cover any of our technology or product candidates, including the manufacturing process of our product candidates, constructs or molecules used in or formed during the manufacturing process, or any final product itself, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product. If we were required to obtain a license to continue to manufacture or market the affected product, we may be required to pay substantial royalties or grant cross-licenses to our patents. We cannot, however, assure that any such license will be available on acceptable terms, if at all. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations as a result of claims of patent infringement or violation of other intellectual property rights, Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of any adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Furthermore, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us; alternatively or additionally it could include terms that impede or destroy our ability to compete successfully in the commercial marketplace. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing a product or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

The cost to us in defending or initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in our favor, could be substantial, and litigation would divert our management’s attention. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts and limit our ability to continue our operations.

We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties.

We employ individuals who were previously employed at other biotechnology or biopharmaceutical companies. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our future patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees. Even if we are successful in defending against these types of claims, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, that perception could have a substantial adverse effect on the price of our common stock. This type of litigation or proceeding could substantially increase our operating losses and reduce our resources available for development activities. Some of our competitors may be able to sustain the costs of this type of litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other intellectual property related proceedings could adversely affect our ability to compete in the marketplace.

We may be subject to claims challenging the inventorship or ownership of our future patents and other intellectual property.

We may also be subject to claims that former employees, collaborators, or other third parties have an ownership interest in our patent applications, our future patents, or other intellectual property. We may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our product candidates and platform discovery. Although it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own, and we cannot be certain that our agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which we may not have an adequate remedy. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

If we rely on third parties to manufacture or commercialize our product candidates, or if we collaborate with additional third parties for the development of such product candidates, we must, at times, share trade secrets with them. We may also conduct joint research and development programs that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure could have an adverse effect on our business and results of operations.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets. Despite our efforts to protect our trade secrets, we may not be able to prevent the unauthorized disclosure or use of our technical know-how or other trade secrets by the parties to these agreements. Moreover, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our confidential information or proprietary technology and processes. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. If any of the collaborators, scientific advisors, employees, contractors and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result. Moreover, if confidential information that is licensed or disclosed to us by our partners, collaborators, or others is inadvertently disclosed or subject to a breach or violation, we may be exposed to liability to the owner of that confidential information. Enforcing a claim that a third party illegally obtained and is using our trade secrets, like patent litigation, is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•

others may be able to make or use capsids, nucleic acids and vectors that are similar to the biological compositions of our products that are the same as or similar to our product candidates but that are not covered by the claims of owned or in-licensed patents;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that others may circumvent our owned or in-licensed patents;

•

others, including inventors or developers of our owned or in-licensed patented technologies who may become involved with competitors, may independently develop similar technologies that function as alternatives or replacements for any of our technologies without infringing our intellectual property rights;

•

it is possible that our owned or in-licensed patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

•

we or our licensors or our other collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license;

•

we or our licensors or our other collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license;

•

we or our licensors may fail to meet obligations to the U.S. government with respect to in-licensed patents and patent applications funded by U.S. government grants, leading to the loss of patent rights;

•	it is possible that our pending patent applications will not result in issued patents;

•	we may not be able to generate sufficient data to support full patent applications that protect the entire breadth of developments in one or more of our programs;

•	no patent protection may be available with regard to formulation or method of use;

•	the claims of our owned or in-licensed issued patents or patent applications, if and when issued, may not cover our product candidates;

•	it is possible that there are prior public disclosures that could invalidate our or our licensors’ patents;

•	it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our products or technology similar to ours;

•	issued patents that we own or exclusively license may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

•

we may not exclusively license our patents and, therefore, may not have a competitive advantage if such patents are licensed to others, including for example, under our license agreements with Lonza and MEE, pursuant to which we in-license key patents and patent applications for our proprietary capsid and other technologies used in our AFTX-001 and AFTX-002 product candidates;

•

our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	the laws of other countries may not protect our or our licensors’, as the case may be, proprietary rights to the same extent as the laws of the United States;

•

there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns;

•

countries other than the U.S. may, under certain circumstances, force us or our licensors to grant a license under our patents to a competitor, thus allowing the competitor to compete with us in that jurisdiction or forcing us to lower the price of our drug in that jurisdiction;

•

we have engaged in scientific collaborations in the past and will continue to do so in the future and our collaborators may develop adjacent or competing products that are outside the scope of our patents;

•	we may not successfully commercialize the product candidates, if approved, before our relevant patents expire;

•	we may not develop additional proprietary technologies for which we can obtain patent protection;

•	it is possible that product candidates or technologies we develop may be covered by third parties’ patents or other exclusive rights;

•	ownership, validity or enforceability of our or our licensors’ patents or patent applications may be challenged by third parties; and

•	the patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

We may enjoy only limited geographical protection with respect to certain patents and we may not be able to protect our intellectual property rights throughout the world.

Filing and prosecuting patent applications and defending patents covering our product candidates in all countries throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement rights are not as strong as that in the United States or Europe. These products may compete with our product candidates, and our future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

In addition, we may decide to abandon national and regional patent applications before they are granted. The examination of each national or regional patent application is an independent proceeding. As a result, patent applications in the same family may issue as patents in some jurisdictions, such as in the United States, but may issue as patents with claims of different scope or may even be refused in other jurisdictions. It is also quite common that depending on the country, the scope of patent protection may vary for the same product candidate or technology.

While we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our product candidates in all of our expected significant foreign markets. If we encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished, and we may face additional competition from others in those jurisdictions.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or rules and regulations in the United States and Europe and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property rights, which could make it difficult for us to stop the infringement of our future patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing as patents, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Some countries also have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In those countries, the patent owner may have limited remedies, which could materially diminish the value of such patents. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our patents and/or applications and any patent rights we may obtain in the future. Furthermore, the USPTO and various non-United States government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. In many cases, an inadvertent lapse of a patent or patent application can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patents or patent applications, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market, which could have a material adverse effect on our business.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotechnology companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology and genetic medicine industries involve both technological and legal complexity. Therefore, obtaining and enforcing biotechnology and genetic medicine patents is costly, time-consuming and inherently uncertain. In addition, the Leahy-Smith America Invents Act (AIA), which was passed in September 2011, resulted in significant changes to the U.S. patent system.

An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned from a “first-to-invent” to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application and be diligent in filing patent applications, but circumstances could prevent us from promptly filing patent applications on our inventions.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.

Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. It is not clear what, if any, impact the AIA will have on the operation of our business. However, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents.

We may become involved in opposition, interference, derivation, inter partes review or other proceedings challenging our or our licensors’ patent rights, and the outcome of any proceedings are highly uncertain. An adverse determination in any such proceeding could reduce the scope of, or invalidate, our owned or in-licensed patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights.

In addition, the United States federal government retains certain rights in inventions produced with its financial assistance under the Bayh-Dole Act. The federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights”. March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself. Some of our licensed patents are subject to the provisions of the Bayh-Dole Act. If our licensors fail to comply with the regulations of the Bayh-Dole Act, they could lose title to any patents subject to such regulations, which could affect our license rights under the patents and our ability to stop others from using or commercializing similar or identical technology and products, or limit patent protection for our technology and products.

Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations, and there are other open questions under patent law that courts have yet to decisively address. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways and could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution, but, the complexity and uncertainty of European patent laws has also increased in recent years. Complying with these laws and regulations could limit our ability to obtain new patents in the future that may be important for our business.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our current or future trademarks or trade names may be challenged, infringed, circumvented or declared generic or descriptive or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Although these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.

Moreover, any name we have proposed to use with our product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Risks Related to Legal and Regulatory Compliance Matters

Our relationships with customers, healthcare providers, including physicians, and third-party payors are subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Healthcare providers, including physicians, and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors subject us to various federal and state fraud and abuse laws and other healthcare laws, including, without limitation, the federal Anti-Kickback Statute, the federal civil and criminal false claims laws and the law commonly referred to as the Physician Payments Sunshine Act and regulations promulgated under such laws. These laws will impact, among other things, our clinical research, proposed sales, marketing and educational programs, and other interactions with healthcare professionals. In addition, we may be subject to patient privacy laws by both the federal government and the states in which we conduct or may conduct our business. The laws that will affect our operations include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, individuals or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind in return for, or to induce, either the referral of an individual, or the purchase, lease, order or arrangement for or recommendation of the purchase, lease, order or arrangement for any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. A person does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the ACA, signed into law in 2010, provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act;

•	the federal civil and criminal false claims laws, including, without limitation, the federal False Claims Act, which can be enforced by private citizens through civil whistleblower or qui tam actions, and the federal civil monetary penalty law which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from the federal government, including Medicare, Medicaid and other government payors, that are false or fraudulent or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or to avoid, decrease or conceal an obligation to pay money to the federal government. A claim includes “any request or demand” for money or property presented to the United States federal government. Several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of products for unapproved, and thus non-reimbursable, uses;

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the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), which created additional federal criminal statutes which prohibit, among other things, a person from knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH), and their implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information on health plans, healthcare clearinghouses and certain healthcare providers, known as “covered entities”, and their respective HIPAA “business associates”, which are independent contractors that perform certain services for or on behalf of covered entities or other business associates involving the use or disclosure of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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the federal transparency laws, including the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, medical devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the State Children’s Health Insurance Program, with specific exceptions, to report annually to CMS information related to: (i) payments or other “transfers of value’’ made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and (ii) ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include payments and other transfers of value made, as well as ownership and investment interests held, during the previous year to certain non-physician providers, including physician assistants and nurse practitioners clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists and certified nurse midwives; and

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state and foreign laws and regulations that are analogous to each of the above federal laws; state laws that require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or that otherwise restrict payments that may be made to healthcare providers; state and local laws that require the registration of pharmaceutical sales representatives; and state and foreign laws that govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including, without limitation, civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participating in federal and state funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, diminished profits and future earnings, reputational harm and the curtailment or restructuring of our operations, any of which could harm our business.

The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

Even if we obtain FDA or EMA approval any of our product candidates in the United States or European Union, we may never obtain approval for or commercialize any of them in any other jurisdiction, which would limit our ability to realize their full market potential.

In order to market any products in any particular jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy.

Approval by the FDA in the United States or the EMA in the European Union does not ensure approval by regulatory authorities in other countries or jurisdictions. However, the failure to obtain approval in one jurisdiction may negatively impact our ability to obtain approval elsewhere. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country.

Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and increased costs for us and require additional preclinical studies or clinical trials which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. We do not have any product candidates approved for sale in any jurisdiction, including in international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of any product we develop will be unrealized.

Even if we receive regulatory approval of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

Any product candidate for which we obtain marketing approval will be subject to ongoing regulatory requirements for, among other things, manufacturing processes, submission of post-approval clinical data and safety information, labeling, packaging, distribution, adverse event reporting, storage, recordkeeping, export, import, advertising, promotional activities and product tracking and tracing. These requirements include submissions of safety and other post-marketing information and reports, establishment registration and drug listing requirements, continued compliance with cGMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping and GCP requirements for any clinical trials that we conduct post-approval.

The FDA and EMA closely regulate the post-approval marketing and promotion of genetic therapy medicines to ensure they are marketed only for the approved diseases and in accordance with the provisions of the approved labeling. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if we market our products for uses beyond their approved diseases, we may be subject to enforcement action for off-label marketing. Violations of the FDCA, relating to the promotion of prescription drugs for unapproved uses may lead to enforcement actions and investigations alleging violations of federal and state health care fraud and abuse laws, as well as state consumer protection laws.

In addition, later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on manufacturing such products;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning or untitled letters, or holds on clinical trials;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of our products;

•	product seizure or detention; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s policies, and the policies of foreign regulatory agencies, may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, executive orders or other actions could impose significant burdens on, or otherwise materially delay, FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. If such executive actions were to impose restrictions on FDA’s ability to engage in oversight and implementation activities in the normal course, our business could be negatively impacted. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Enacted and future healthcare legislation may increase the difficulty and cost for us to progress our clinical programs and obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.

In the United States, the European Union and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the ACA was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA, those of greatest importance to the pharmaceutical and biotechnology industries include the following:

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an annual, non-deductible fee payable by any entity that manufactures or imports certain branded prescription drugs and biologic agents (other than those designated as orphan drugs), which is apportioned among these entities according to their market share in certain government healthcare programs;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	a licensure framework for follow on biologic products;

•	a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and

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establishment of a Center for Medicare & Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial, Congressional and executive branch challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance, delaying the implementation of certain ACA-mandated fees, and increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D. On June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the Affordable Care Act marketplace, which began on February 15, 2021 and remained open until August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the health reform measures of the Biden administration will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, led to aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute will remain in effect through 2030 unless additional action is taken by Congress. However, pursuant to COVID-19 relief legislation, these Medicare sequester reductions were suspended from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and review the relationship between pricing and manufacturer patient programs. The Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA also released a final rule on September 24, 2020 providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the Department of Health and Human Services finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing the Trump administration’s Most Favored Nation (MFN) executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the U.S. District Court for the Northern District of California issued a nationwide preliminary injunction against implementation of the interim final rule. On January 13, 2021, in a separate lawsuit brought by industry groups in the U.S. District of Maryland, the government defendants entered a joint motion to stay litigation on the condition that the government would not appeal the preliminary injunction granted in the U.S. District Court for the Northern District of California and that performance for any final regulation stemming from the MFN Model interim final rule shall not commence earlier than sixty (60) days after publication of that regulation in the Federal Register. Based on a recent executive order, the Biden administration expressed its intent to pursue certain policy initiatives to reduce drug prices. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures and could negatively affect our customers and accordingly, our financial operations.

Individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates or put pressure on our product pricing.

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize our product candidates, if approved.

In markets outside of the United States and the European Union, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States, the European Union or any other jurisdiction. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

Changes in funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel, accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. Our business depends upon the ability of the FDA to accept and review our potential regulatory filings. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our ability to advance clinical development of our product candidates.

Additionally, as of March 18, 2021, the FDA noted it is continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals; however, the FDA may not be able to continue its current pace and review timelines could be extended, including where a pre-approval inspection or an inspection of clinical sites is required and due to the COVID-19 pandemic and travel restrictions FDA is unable to complete such required inspections during the review period. Since March 2020 when foreign and domestic inspections of facilities were largely placed on hold, the FDA has been working to resume routine surveillance, bioresearch monitoring and pre-approval inspections on a prioritized basis. The FDA has developed a rating system to assist in determining when and where it is safest to conduct prioritized domestic inspections. In April 2021, the FDA issued industry guidance formally announcing plans to employ remote interactive evaluations using risk management methods to meet user fee commitments and goal dates, and in May 2021 announced plans to continue progress toward resuming standard operational levels. Should the FDA determine that an inspection is necessary for approval and an inspection cannot be completed during the review cycle due to restrictions on travel, the FDA has stated that it generally intends to issue a complete response letter or defer action on the application until an inspection can be completed. In 2020 and 2021, several companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future shutdowns of other government agencies, such as the SEC, may also impact our business through review of our public filings and our ability to access the public markets.

If we are unable to establish sales, marketing and distribution capabilities either on our own or in collaboration with third parties, we may not be successful in commercializing our product candidates or realizing the synergies in the target diseases of our programs, even if they are approved.

We do not have any infrastructure for the sales, marketing or distribution of our products, and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. We expect to build a focused sales, distribution and marketing infrastructure to market our product candidates in the United States and European Union, if approved. There are significant expenses and risks involved with establishing our own sales, marketing and distribution capabilities, including our ability to hire, retain and appropriately incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities could delay any product launch, which would adversely impact the commercialization of our product candidates. Additionally, if the commercial launch of our product candidates for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

We may not have the resources in the foreseeable future to allocate to the sales and marketing of our product candidates in certain international markets. Therefore, our future sales in these markets will largely depend on our ability to enter into and maintain collaborative relationships for such capabilities, the collaborator’s strategic interest in the product and such collaborator’s ability to successfully market and sell the product. We may pursue collaborative arrangements regarding the sale and marketing of AFTX-001 or AFTX-002, if approved, for certain markets overseas; however, we cannot assure that we will be able to establish or maintain such collaborative arrangements, or if able to do so, that they will have effective sales forces.

If we are unable to build our own sales force or negotiate a collaborative relationship for the commercialization of AFTX-001, AFTX-002 or any of our other product candidates, if approved, we may be forced to delay the potential commercialization of AFTX-001, AFTX-002 or any of our other product candidates or reduce the scope of our sales or marketing activities for AFTX-001, AFTX-002 or any of our other product candidates. If we elect to increase our expenditures to fund commercialization activities internationally, we will need to obtain additional capital, which may not be available to us on acceptable terms, or at all. We could enter into arrangements with collaborative partners at an earlier stage than otherwise would be ideal and we may be required to relinquish rights to AFTX-001, AFTX-002 or any of our other product candidates or otherwise agree to terms unfavorable to us, any of which may have an adverse effect on our business, operating results and prospects.

If we are unable to establish adequate sales, marketing and distribution capabilities, either on our own or in collaboration with third parties, we will not be successful in commercializing AFTX-001, AFTX-002 or any of our other product candidates, if approved, and may not become profitable and may incur significant additional losses. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

If we obtain approval to commercialize any products outside of the United States or the European Union, a variety of risks associated with international operations could adversely affect our business.

If AFTX-001, AFTX-002 or any of our other product candidates are approved for commercialization, we may seek to enter into agreements with third parties to market them in certain jurisdictions outside the United States and the European Union. We expect that we would be subject to additional risks related to international pharmaceutical operations, including:

•	different regulatory requirements for drug and biologic approvals and rules governing drug and biologic commercialization in foreign countries;

•	reduced protection for intellectual property rights;

•	foreign reimbursement, pricing and insurance regimes;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•

business interruptions resulting from geopolitical actions, including war and terrorism or natural disasters including earthquakes, typhoons, floods and fires, or from economic or political instability;

•	greater difficulty with enforcing our contracts;

•	potential noncompliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and similar anti-bribery and anticorruption laws in other jurisdictions; and

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad.

We have no prior experience in these areas. In addition, there are complex regulatory, tax, labor and other legal requirements imposed by individual countries in Europe with which we will need to comply. If we are unable to successfully manage the challenges of international expansion and operations, our business and operating results could be harmed.

Risks Related to Employee Matters and Managing our Growth

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the management, development, clinical, financial and business development expertise of our executive officers, particularly Rick Modi, our Chief Executive Officer and a member of our board of directors. Each of our executive officers may currently terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or employees.

Recruiting and retaining qualified scientific and clinical personnel and, if we progress the development of our product pipeline toward scaling up for commercialization, manufacturing and sales and marketing personnel, will also be critical to our success. The loss of the services of our executive officers or other key personnel, including any of our scientific founders, could impede the achievement of our development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We expect to expand our clinical development, manufacturing and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of December 31, 2021, we had 63 full-time employees and no part-time employees. As our development progresses, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of clinical product development, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. Our choice to focus on multiple therapeutic areas may negatively affect our ability to develop adequately the specialized capability and expertise necessary for operations. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Our employees, independent contractors, consultants, collaborators, principal investigators, CROs, suppliers and vendors may be improperly classified and may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

Our endeavors to properly classify our employees as exempt or non-exempt with respect to wage and hour laws (including, but not limited to, for purposes of minimum wage, overtime and applicable meal and rest periods), and we monitor and evaluate such classifications. Although there are no current, pending, or threatened claims or investigations against us asserting that any employees have been incorrectly classified as exempt, the possibility nevertheless exists that certain job roles could be deemed to have been incorrectly classified as exempt. In addition, we endeavor to classify our workforce properly, and we monitor and evaluate such classifications. Although there are no current, pending, or threatened claims or investigations against us asserting that any independent contractors have been incorrectly classified, the possibility nevertheless exists that certain contractors could be deemed to be employees

We are exposed to the risk that our employees, independent contractors, consultants, collaborators, principal investigators, CROs, suppliers and vendors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct that violates FDA regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA, manufacturing standards, federal and state healthcare laws and regulations, and laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, including, without limitation, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations.

Our business and operations would suffer in the event of system failures, cyberattacks or a deficiency in our or our CDMO’s, CROs’, manufacturers’ contractors’, consultants’ or collaborators’ cybersecurity.

Despite the implementation of security measures, our internal computer systems, as well as those of third parties on which we rely, are vulnerable to damage from, among other things, computer viruses, malware, unauthorized access, natural disasters, terrorism, war telecommunication and electrical failures, system malfunctions, cyberattacks or cyber-intrusions over the Internet, attachments to emails, phishing attacks, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyberattacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could lead to the loss, destruction, alteration, prevention of access to, disclosure, dissemination of, or damage or unauthorized access to, our data (including trade secrets or other confidential information, intellectual property, proprietary business information and personal data) or data that is processed or maintained on our behalf, and cause interruptions in our operations, which could result in a material disruption of our product candidate development programs. For example, the loss of preclinical study or clinical trial data from completed, ongoing or planned trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, clinical trial data, proprietary business information, personal data and personally identifiable information of our clinical trial subjects and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, we cannot ensure that our information technology and infrastructure will prevent breakdowns or breaches in our or their systems or other cybersecurity incidents that cause loss, destruction, unavailability, alteration, dissemination of, or damage or unauthorized access to, our data, including personal data, assets and other data processed or maintained on our behalf, that could have a material adverse effect upon our reputation, business, operations or financial condition. Although, to our knowledge, we have not experienced any such material security breach to date, any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, significant regulatory penalties, and such an event could disrupt our operations, damage our reputation, and cause a loss of confidence in us and our ability to conduct clinical trials, which could adversely affect our reputation and delay clinical development of our product candidates.

To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information or personal data, we could incur material legal claims and liability and damage to our reputation, and the further development of our product candidates could be delayed. Any such event could also compel us to comply with federal and state breach notification laws, and foreign law equivalents, subject us to mandatory corrective action and otherwise subject us to substantial liability under laws, rules, regulations and standards that protect the privacy and security of personal data, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

Notifications and follow-up actions related to a data breach or other security incident could impact our reputation and cause us to incur significant costs, including significant legal expenses and remediation costs. We expect to incur significant costs in an effort to detect and prevent security incidents, and we may face increased costs and requirements to expend substantial resources in the event of an actual or perceived security incident. However, we cannot guarantee that we will be able to detect or prevent any such incidents, or that we can remediate any such incidents in an effective or timely manner. Our efforts to improve security and protect data from compromise may also identify previously undiscovered instances of data breaches or other cybersecurity incidents. To the extent that any data breach, disruption or security incident were to result in any loss, destruction, or alteration of, damage, unauthorized access to or inappropriate or unauthorized disclosure or dissemination of, our data, including personal data, or other information that is processed or maintained on our behalf, we could be exposed to litigation and governmental investigations and inquiries, the further development and commercialization of our product candidates could be delayed and we could be subject to significant fines or penalties for any noncompliance with applicable state, federal and foreign privacy and security laws, rules, regulations and standards.

We are subject to a variety of privacy and data security laws, rules, regulations, policies, industry standards and contractual obligations, and our failure to comply with them could harm our business.

We maintain a large quantity of sensitive information, including confidential business and personal information in connection with the conduct of our clinical trials and related to our employees, and we are subject to laws and regulations governing the privacy and security of such information. In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure and protection of personal information, including federal and state health information privacy laws, federal and state security breach notification laws and federal and state consumer protection laws. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues, which may affect our business and is expected to increase our compliance costs and exposure to liability. In the United States, numerous federal and state laws and regulations could apply to our operations or the operations of our partners, including state data breach notification laws, state health information privacy laws and federal and state consumer protection laws and regulations, including Section 5 of the Federal Trade Commission Act, that govern the collection, use, disclosure and protection of health-related and other personal information. In addition, we may obtain health information from third parties, including research institutions from which we obtain clinical trial data, that are subject to privacy and security requirements under HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and the regulations promulgated thereunder. Depending on the facts and circumstances, we could be subject to significant penalties if we obtain, use or disclose individually identifiable health information in a manner that is not authorized or permitted by HIPAA.

In Europe, the General Data Protection Regulation (GDPR) took effect in May 2018. The GDPR governs the collection, use, disclosure, transfer or other processing of personal data of individuals within the European Economic Area (EEA), including clinical trial data. Among other things, the GDPR imposes requirements regarding the security of personal data and notification of data breaches to the competent national data processing authorities, requires having lawful bases on which personal data can be processed and requires changes to informed consent practices, as well as more detailed notices for clinical trial subjects and investigators. In addition, the GDPR increases the scrutiny of transfers of personal data from the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws; in July 2020, the Court of Justice of the European Union limited how organizations could lawfully transfer personal data from the EEA to the United States by invalidating the EU-U.S. Privacy Shield and imposing further restrictions on the use of standard contractual clauses, which could increase our costs and our ability to efficiently process personal data from the EEA. The GDPR imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of our consolidated annual worldwide gross revenue), and confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR.

Relatedly, following the United Kingdom’s withdrawal from the EEA and the European Union and the expiration of the Transition Period, companies must comply with both the GDPR and the legislation similar to the GDPR as incorporated into UK national law, which provides for significant fines of up to the greater of £17.5 million or 4% of global turnover and exposes companies to two parallel regimes with potentially divergent enforcement actions for certain violations. On January 1, 2021, the United Kingdom became a third country for purposes of the GDPR. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, for example with respect to how data can lawfully be transferred between each jurisdiction, which exposes us to further compliance risk. Pursuant to the EU-UK Trade and Cooperation Agreement of December 24, 2020, transfers of personal data from the European Union to the United Kingdom may continue to take place without a need for additional safeguards during a further transition period, which expires on the earlier of (i) the date on which an adequacy decision with respect to the United Kingdom is adopted by the European Commission; or (ii) the expiry of four months, which shall be extended by a further two months unless either the European Union or the United Kingdom objects. On February 19, 2021 the European Commission published its draft decision finding the United Kingdom to be adequate under the GDPR, though it remains unclear whether the European Commission will formally adopt an adequacy decision with respect to the United Kingdom. In the absence of such decision, after the expiry of the additional transition period we may need to put in place additional safeguards for transfers of personal data from the European Union to the United Kingdom, such as standard contractual clauses approved by the European Commission.

Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. If we fail to comply with any such laws or regulations, we may face significant fines and penalties that could adversely affect our business, financial condition and results of operations. Furthermore, the laws are not consistent, and compliance in the event of a widespread data breach is costly. In addition, states are constantly adopting new laws or amending existing laws, requiring attention to frequently changing regulatory requirements. For example, California enacted the California Consumer Privacy Act (CCPA), which took effect on January 1, 2020, became enforceable by the California Attorney General on July 1, 2020 and has been dubbed the first “GDPR-like” law in the United States. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined) and provide such consumers new ways to opt out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Further, the California Privacy Rights Act (CPRA) recently passed in California and will impose additional data protection obligations on companies doing business in California, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data and opt outs for certain uses of sensitive data. It also created a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. Although the CCPA currently exempts certain health-related information, including clinical trial data, the CCPA and the CPRA may increase our compliance costs and potential liability. Similar laws have been proposed in other states and at the federal level and, if passed, such laws may have potentially conflicting requirements that would make compliance challenging.

With the GDPR, CCPA, CPRA and other laws, regulations and other obligations relating to privacy and data protection imposing new and relatively burdensome obligations, and with the substantial uncertainty over the interpretation and application of these and other obligations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices and may incur significant costs and expenses in an effort to do so. We are currently in the process of developing and updating our policies and procedures in accordance with requirements under applicable data privacy and protection laws and regulations. We do not currently have any formal data privacy policies and procedures in place and have not completed formal assessments of whether we are in compliance with all applicable data privacy laws and regulations. Additionally, if third parties with which we work, such as vendors or service providers, violate applicable laws, rules or regulations or our policies, such violations may also put our or our clinical trial and employee data, including personal data, at risk, which could in turn have an adverse effect on our business.

Risks Related to This Offering, Ownership of our Common Stock and our Status as a Public Company

An active trading market for our common stock may not develop and you may not be able to resell your shares of our common stock at or above the initial offering price, if at all.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock was determined through negotiations with the underwriters and may not be indicative of the price at which our common stock will trade after the closing of this offering. Although our common stock has been approved for listing on the Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop or is not sustained, it may be difficult for you to sell shares you purchased in this offering at an attractive price or at all.

The trading price of the shares of our common stock may be volatile, and purchasers of our common stock could incur substantial losses.

Our stock price may be volatile. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the price paid for the shares. The market price for our common stock may be influenced by many factors, including:

•	the reporting of unfavorable preclinical results;

•	the commencement, enrollment or results of our clinical trials of AFTX-001, AFTX-002 or any future clinical trials we may conduct, or changes in the development status of our product candidates;

•

any delay in our regulatory filings for AFTX-001, AFTX-002 or any other product candidate we may develop, and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	adverse results from, delays in or termination of clinical trials;

•	adverse regulatory decisions, including failure to receive regulatory approval of our product candidates;

•	unanticipated serious safety concerns related to the use of AFTX-001, AFTX-002 or any other product candidate;

•	changes in financial estimates by us or by any equity research analysts who might cover our stock;

•	conditions or trends in our industry;

•	changes in the market valuations of similar companies;

•	stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the biopharmaceutical industry;

•	publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	our relationships with our collaborators;

•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

•	investors’ general perception of our company and our business;

•	recruitment or departure of key personnel;

•	overall performance of the equity markets;

•	trading volume of our common stock;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	significant lawsuits, including patent or stockholder litigation or employee or independent contractor litigation;

•	changes in the structure of healthcare payment systems;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond our control.

The stock market in general, and the market for biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies, including very recently in connection with the ongoing COVID-19 pandemic, which has resulted in decreased stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. Broad market and industry factors, including potentially worsening economic conditions and other adverse effects or developments relating to the ongoing COVID-19 pandemic, may negatively affect the market price of our common stock, regardless of our actual operating performance. The realization of any of the above risks or any of a broad range of other risks, including those described in this section, could have a significant and material adverse impact on the market price of our common stock.

In addition, in the past, stockholders have initiated class action lawsuits against pharmaceutical and biotechnology companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources from our business.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have                  shares of common stock outstanding based on the number of shares outstanding as of September 30, 2021. This includes the shares that we are selling in this offering, which may be resold in the public market immediately. Following the consummation of this offering, approximately     % of our outstanding shares will be subject to a 180-day lock-up period provided under lock-up agreements executed in connection with this offering described in “Underwriting” and restricted from immediate resale under the federal securities laws as described in “Shares Eligible for Future Sale.” All of these shares will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by on behalf of the underwriters. We also intend to register shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements. As restrictions on resale end, the market price of our stock could decline if the holders of currently-restricted shares sell them or are perceived by the market as intending to sell them.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common stock will be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma as adjusted net tangible book value per share after this offering. To the extent outstanding options are exercised, you will incur further dilution. Based on an assumed initial public offering price of $                 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, you will experience immediate dilution of $                 per share, representing the difference between our pro forma as adjusted net tangible book value per share, after giving effect to this offering, and the assumed initial public offering price.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that equity research analysts publish about us and our business. As a newly public company, we have only limited research coverage by equity research analysts. Equity research analysts may elect not to provide research coverage of our common stock, and such lack of research coverage may adversely affect the market price of our common stock. In the event we do have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock price or trading volume to decline.

Our executive officers, directors and their affiliates, if they choose to act together, have the ability to significantly influence all matters submitted to stockholders for approval.

Upon the closing of this offering, based on the number of common stock outstanding as of September 30, 2021, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering and their respective affiliates will, in the aggregate, hold common stock representing approximately      % of our outstanding common stock. As a result, if these stockholders choose to act together, they would be able to control or significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors, the composition of our management and approval of any merger, consolidation, sale of all or substantially all of our assets or other business combination that other stockholders may desire. Any of these actions could adversely affect the market price of our common stock. This concentration of ownership control may:

•	delay, defer, or prevent a change in control;

•	entrench our management and board of directors; or

•	delay or prevent a merger, consolidation, takeover, or other business combination involving us that other stockholders may desire.

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Our executive officers, directors and current beneficial owners of 5% or more of our common stock and their respective affiliates beneficially own over 60% of our outstanding common stock prior to this offering and will continue to own a majority of our common stock following this offering. As a result, these persons, acting together, would be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors, any merger, consolidation, sale of all or substantially all of our assets, or other significant corporate transactions.

Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the current market price of our common stock and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other stockholders.

We are an “emerging growth company” and a “smaller reporting company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies and smaller reporting companies, our common stock may be less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act) and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	not being required to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until December 31, 2027 or, if earlier, (i) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (ii) the date on which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition we have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our financials to those of other public companies more difficult. As a result of these elections, the information that we provide in this prospectus may be different than the information investors may receive from other public companies in which they hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our share price.

Even after we no longer qualify as an emerging growth company, we may, under certain circumstances, still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We will have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

We will have broad discretion over the use of proceeds from this offering. You may not agree with our decisions, and our use of the proceeds may not yield any return on your investment. We expect to use the net proceeds to us from this offering, together with our existing cash and cash equivalents, to fund our ongoing clinical and preclinical development, manufacturing and quality control testing, first-in-human studies for AFTX-001 and AFTX-002, continued development of our ART platform and pipeline and initiate buildout of our GMP manufacturing plant, and the remainder for working capital and other general corporate purposes, including development of additional programs in our pipeline. See “Use of Proceeds.” In addition, we may use a portion of the proceeds from this offering to pursue our strategy to in-license or develop additional product candidates. Our failure to apply the net proceeds from this offering effectively could compromise our ability to pursue our growth strategy and we might not be able to yield a significant return, if any, on our investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

We identified a material weakness in our internal control over financial reporting. If we are unable to remedy this material weakness, or if we fail to establish and maintain effective internal controls, we may be unable to produce timely and accurate financial statements, and we may determine that our internal control over financial reporting is not effective, which could adversely impact our investors’ confidence and our stock price.

We have identified a material weakness in our internal control over financial reporting. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weakness that we identified related to the lack of maintaining a sufficient complement of personnel commensurate with the accounting and financial reporting requirements in order to have adequate segregation of key duties and responsibilities.

We have implemented, and are continuing to implement, measures designed to improve internal control over financial reporting to remediate the control deficiencies that led to our material weakness by, among other things, hiring qualified personnel with appropriate expertise to perform specific functions, and designing and implementing improved processes and internal controls, including ongoing senior management review and audit committee oversight. We commenced measures to remediate the identified material weakness by hiring a Chief Financial Officer and a Vice President, Finance and Controller, who commenced employment in December 2021 and in August 2021, respectively, as well as by engaging financial consultants to assist with the evaluation and documentation of technical accounting matters and the addition of controls, systems and other measures. We expect to hire additional senior accounting staff, including those with expertise in SEC reporting and internal controls, and we expect to complete the remediation of the material weakness in the near future. We will incur additional costs to remediate this weakness, primarily personnel costs and external consulting fees. We cannot assure you that the measures we have taken to date, together with any measures we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness in our internal control over financial reporting or to avoid potential future material weakness. In addition, neither our management nor an independent registered public accounting firm has ever performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or if we identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our stock price may decline as a result. We also could become subject to investigations by Nasdaq, the SEC or other regulatory authorities.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

You should not rely on an investment in our common stock to provide dividend income. We have not declared or paid cash dividends on our common stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. Investors seeking cash dividends should not purchase our common stock.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws;

•	any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our restated certificate or our amended and restated bylaws;

•	any claim or cause of action as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the state of Delaware; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, (Exchange Act). Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may result in increased costs for investors to bring a claim. Further, these exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and our bylaws that will become effective upon the closing of this offering may discourage, delay, or prevent a merger, acquisition, or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•	establish a classified board of directors such that directors are elected at the annual stockholder meeting;

•	allow the authorized number of our directors to be changed from time to time by our shareholders or our board of directors;

•	limit the manner in which stockholders can remove directors from our board of directors;

•	establish requirements for stockholder proposals that can be acted on at stockholder meetings;

•	require that stockholder actions must be effected at a duly called stockholder meeting and allow actions by our stockholders by written consent, with certain requirements;

•	limit who may call stockholder meetings; and

•

authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law (DGCL), which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biopharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

General Risks

We are subject to a variety of privacy and data security laws, and our failure to comply with them could harm our business.

We maintain a large quantity of sensitive information, including confidential business and personal information in connection with the conduct of our clinical trials and related to our employees, and we are subject to laws and regulations governing the privacy and security of such information. In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure and protection of personal information, including federal and state health information privacy laws, federal and state security breach notification laws, and federal and state consumer protection laws. Each of these constantly evolving laws can be subject to varying interpretations. In May 2018, a new privacy regime, the GDPR, took effect in the EEA. The GDPR governs the collection, use, disclosure, transfer or other processing of personal data of European persons. Among other things, the GDPR imposes requirements regarding the security of personal data and notification of data processing obligations to the competent national data processing authorities, changes the lawful bases on which personal data can be processed, expands the definition of personal data and requires changes to informed consent practices, as well as more detailed notices for clinical trial subjects and investigators. In addition, the GDPR increases the scrutiny of transfers of personal data from clinical trial sites located in the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws, and imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of our consolidated annual worldwide gross revenue). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR.

Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. If we fail to comply with any such laws or regulations, we may face significant fines and penalties that could adversely affect our business, financial condition and results of operations. Furthermore, the laws are not consistent, and compliance in the event of a widespread data breach is costly. In addition, states are constantly adopting new laws or amending existing laws, requiring attention to frequently changing regulatory requirements. For example, California enacted the CCPA, on June 28, 2018, and took effect on January 1, 2020, became enforceable by the California Attorney General on July 1, 2020, and has been dubbed the first “GDPR-like” law in the United States. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined) and provide such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. While there is currently an exception for protected health information that is subject to HIPAA and clinical trial regulations, as currently written, the CCPA may impact certain of our business activities. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States. Other states are beginning to pass similar laws. For example, an amendment to Nevada’s privacy laws, which went into effect October 1, 2019, requires us to offer to consumers the right to opt-out of the sale of their personal information.

We are subject to U.S. and certain foreign anti-corruption laws and regulations, export and import controls, sanctions and embargoes. We could face liability and other serious consequences for violations.

We are subject to anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act (FCPA), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act and other state and national anti-bribery laws in the countries in which we may conduct activities in the future. Anti-corruption laws are interpreted broadly and generally prohibit companies and their employees, agents, contractors and other third-party collaborators from offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly through third parties, to any person in the public or private sector to obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls.

Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-United States governments. Additionally, in many other countries, the healthcare providers who prescribe pharmaceuticals are employed by their government, and therefore will be considered foreign officials for purposes of the FCPA. We also expect to rely on third parties for research, preclinical studies and clinical trials and/or to obtain necessary permits, licenses, patent registrations and other marketing approvals. We can be held liable for the corrupt or other illegal activities of our employees, agents, CROs, contractors and other collaborators and partners, even if we do not explicitly authorize or have actual knowledge of such activities.

We are also subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments and persons targeted by U.S. sanctions.

There is no certainty that all of our employees, agents, suppliers, manufacturers, contractors or collaborators, or those of our affiliates, will comply with all applicable anti-corruption, export and import control, and sanctions laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, the closing down of facilities, including those of our suppliers and manufacturers, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries as well as difficulties in manufacturing or continuing to develop our products, and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results and financial condition.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

After the closing of this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act) and the rules and regulations of the stock market on which our common stock is listed. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting.

Commencing with our fiscal year ending December 31, 2022, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

We may identify weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. If we fail to remediate our identified material weakness, or identify additional material weaknesses, in our internal control over financial reporting, if we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the Securities and Exchange Commission or other regulatory authorities.

We may not be able to utilize a significant portion of our net operating loss carryforwards.

As of December 31, 2020, we had approximately $14.5 million federal net operating loss carryforwards and $9.1 million in U.S. state net operating loss carryforwards. The federal net operating loss carryforward can be carried forward indefinitely while the state net operating loss carryforward will begin to expire in varying amounts in 2039 and 2040. The net operating loss carryforwards subject to expiration could expire unused and be unavailable to offset future income tax liabilities. Under the Tax Act, as modified by the Coronavirus Aid, Relief and Economic Security Act (CARES Act), federal net operating losses generated in taxable years beginning after December 31, 2017 and in future taxable years, if any, will not expire and may be carried forward indefinitely, but the deductibility of such federal net operating losses in taxable years beginning after December 31, 2020 will be limited to the lesser of the net operating loss carryover or 80% of the corporation’s adjusted taxable income (subject to Section 382 of the Internal Revenue Code of 1986, as amended (the Code)). There is variation in how states are responding to the Tax Act and CARES Act. In addition, for state income tax purposes, there may be periods during which the use of net operating losses (NOLs) is suspended or otherwise limited, including a California franchise tax law changes limiting the usability of California state net operating losses to offset taxable income in tax years beginning in 2020 and before 2023.

Separately, under Section 382 of the Code, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership by certain stockholders over a rolling three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. The completion of this offering, together with private placements and other transactions that have occurred since our inception, may trigger such an ownership change pursuant to Section 382 of the Code. We have not completed a Section 382 analysis, and therefore, there can be no assurances that the NOLs carryforward are not already limited.

In addition, we may experience ownership changes as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs and our ability to use our NOL carryforwards is materially limited, it could harm our future operating results by effectively increasing our future tax obligations.

Changes in tax laws or regulations that are applied adversely to us or our customers may seriously harm our business.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could affect the tax treatment of any of our future domestic and foreign earnings. Any new taxes could adversely affect our business operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us.

We will incur increased costs and demands upon management as a result of being a public company.

As a public company listed in the United States, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company, including the cost of director and officer liability insurance. These additional costs could negatively affect our financial results. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and the Nasdaq Stock Market, may increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Failure to comply with these rules might also make it more difficult for us to obtain some types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this prospectus and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include, without limitation, statements about the following:

•

the timing, progress and results of our preclinical studies and clinical trials of our product candidates, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

•	the timing of our planned IND submissions, initiation of planned clinical trials and timing of expected clinical results for AFTX-001, AFTX-002 and our other future product candidates;

•

the timing of any submission of filings for regulatory approval of, and our ability to obtain and maintain regulatory approvals for AFTX-001, AFTX-002 and any other product candidates for any indication;

•

the outbreak of the novel strain of coronavirus disease, COVID-19, including new variants of the virus, such as the Delta and Omicron variants, which could adversely impact our business, including our preclinical studies and clinical trials;

•	our ability to identify patients with the diseases treated by our product candidates, and to enroll patients in trials;

•	our expectations regarding the size of the patient populations, market acceptance and opportunity for and clinical utility of our product candidates, if approved for commercial use;

•	our manufacturing capabilities and strategy, including the scalability and commercial viability of our manufacturing methods and processes;

•	our expectations regarding the scope of any approved indication for AFTX-001, AFTX-002 or any other product candidate;

•	our ability to successfully commercialize our product candidates;

•	our ability to leverage our platform to identify and develop future product candidates;

•

our estimates of our expenses, ongoing losses, future revenue, capital requirements and our need for or ability to obtain additional funding before we can expect to generate any revenue from product sales;

•	our ability to establish or maintain collaborations or strategic relationships;

•	our ability to identify, recruit and retain key personnel;

•	our reliance upon intellectual property licensed from third parties and our ability to obtain such licenses on commercially reasonable terms or at all;

•	our ability to protect and enforce our intellectual property position for our product candidates, and the scope of such protection;

•	our financial performance;

•	our expected use of proceeds from this offering;

•	our competitive position and the development of and projections relating to our competitors or our industry;

•	our estimates regarding future revenue, expenses and needs for additional financing;

•	the impact of laws and regulations; and

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

The foregoing list of risks is not exhaustive. Other sections of this prospectus may include additional factors that could harm our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this prospectus.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, the events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET AND INDUSTRY DATA

We obtained the industry, statistical and market data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. All of the market data used in this prospectus involve a number of assumptions and limitations, and the sources of such data cannot guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of              shares of our common stock in this offering will be approximately $         million (or approximately $         million if the underwriters exercise in full their option to purchase up to              additional shares), assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $         million, assuming the assumed initial public offering price stays the same. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

As of September 30, 2021, we had cash and cash equivalents of $149.3 million. We intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, as follows:

•

approximately $         million to $         million to fund our ongoing and planned clinical and preclinical development, including investigational new drug application enabling activities, manufacturing and quality control testing and first-in-human studies for our lead product candidates AFTX-001 and AFTX-002;

•	approximately $ million to $ million to fund continued development of our ART platform and pipeline, including screens and validation studies to identify novel capsids and promoters;

•	approximately $ million to $ million to initiate buildout of our GMP manufacturing plant; and

•	the remainder for research and development activities, working capital and other general corporate purposes.

Based on our current operational plans and assumptions, we expect our cash and cash equivalents, together with the net proceeds from this offering, will be sufficient to fund our operations into 2024.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of September 30, 2021:

•	on an actual basis;

•

on a pro forma basis to give effect to: (1) the conversion of all outstanding shares of our preferred stock into an aggregate of 48,256,340 shares of our common stock; and (2) the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering; and

•

on a pro forma as adjusted basis to give effect to: (1) the pro forma adjustments described above; and (2) our issuance and sale of              shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and estimated offering expenses payable by us. This pro forma as adjusted information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing.

Our capitalization following the closing of this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes appearing at the end of this prospectus, the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

	As of September 30, 2021
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$149,270	$149,270	$

Redeemable convertible preferred stock, $0.0001 par value; 48,256,340 shares authorized, issued and outstanding, actual; no shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	191,182	—

Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value; no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value; 71,524,263 shares authorized, 7,266,891 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1	57
Additional paid-in capital	2,162	193,288
Accumulated deficit	(58,538)	(58,538)

Total stockholders’ (deficit) equity	(56,375)	134,807
Total capitalization	$134,807	$134,807	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $         million.

The number of shares of our common stock outstanding in the table above excludes:

•

8,041,020 shares of our common stock issuable upon the exercise of options outstanding as of September 30, 2021 under the 2019 Plan, at a weighted-average exercise price of $1.80 per share (which does not include options to purchase an aggregate of 1,571,674 shares of our common stock, at a weighted-average exercise price of $5.01 per share, that were granted subsequent to September 30, 2021);

•	453 shares of our common stock issued subsequent to September 30, 2021;

•	2,284,544 shares of unvested restricted common stock as of September 30, 2021;

•

2,269,551 shares of our common stock available for future issuance as of September 30, 2021 under the 2019 Plan, which shares will cease to be available for issuance under the 2019 Plan at the time the 2022 Plan becomes effective and will be added to, and become available for issuance under, the 2022 Plan;

•

             shares of our common stock reserved for future issuance under the 2022 Plan, which will become effective in connection with the completion of this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2022 Plan; and

•

             shares of our common stock reserved for future issuance under the ESPP, which will become effective in connection with the completion of this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of September 30, 2021, we had a historical net tangible book value (deficit) of $(57.4) million, or $(7.91) per share of common stock. Our historical net tangible book value (deficit) per share represents total tangible assets less total liabilities, including our redeemable convertible preferred stock, divided by the number of shares of our common stock outstanding as of September 30, 2021.

Our pro forma net tangible book value (deficit) as of September 30, 2021 was $133.7 million, or $2.41 per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 48,256,340 shares of our common stock, as if such conversion had occurred on September 30, 2021. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of September 30, 2021, after giving effect to the pro forma adjustment described above.

After giving further effect to the sale of              shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2021 would have been $         million, or $         per share. This amount represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and immediate dilution of $         per share to new investors in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of September 30, 2021	$(7.91)
Pro forma increase in net tangible book value (deficit) per share attributable to the pro forma transactions described above	10.32

Pro forma net tangible book value (deficit) per share as of September 30, 2021	2.41
Increase in pro forma as adjusted net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors participating in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $         , and dilution in pro forma net tangible book value per share to new investors by approximately $         , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1.0 million shares in the number of shares we are offering would increase the pro forma as adjusted net tangible book value per share after this offering by $

and decrease the dilution per share to new investors participating in this offering by $         , assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions. A decrease of 1.0 million shares in the number of shares we are offering would decrease the pro forma as adjusted net tangible book value per share after this offering by $         and increase the dilution per share to new investors participating in this offering by $         , assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value after this offering would be $         per share, the increase in pro forma net tangible book value per share would be $         and the dilution per share to new investors would be $         per share, in each case assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, as of September 30, 2021, on the pro forma as adjusted basis described above, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid for such shares. The calculation below is based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Total Shares			Total Consideration			Weighted- Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Total		100%		$	100%

The foregoing tables and calculations are based on the number of shares of our common stock outstanding as of September 30, 2021, after giving effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 48,256,340 shares of common stock, and excludes:

•

8,041,020 shares of our common stock issuable upon the exercise of options outstanding as of September 30, 2021 under the 2019 Plan, at a weighted-average exercise price of $1.80 per share (which does not include options to purchase an aggregate of 1,571,674 shares of our common stock, at a weighted-average exercise price of $5.01 per share, that were granted subsequent to September 30, 2021);

•	453 shares of our common stock issued subsequent to September 30, 2021;

•	2,284,544 shares of unvested restricted common stock as of September 30, 2021;

•

2,269,551 shares of our common stock available for future issuance as of September 30, 2021 under the 2019 Plan, which shares will cease to be available for issuance under the 2019 Plan at the time the 2022 Plan becomes effective and will be added to, and become available for issuance under, the 2022 Plan;

•

             shares of our common stock reserved for future issuance under the 2022 Plan, which will become effective in connection with the completion of this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2022 Plan; and

•

             shares of our common stock reserved for future issuance under the ESPP, which will become effective in connection with the completion of this offering, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP.

To the extent that stock options are exercised, new stock options are issued under our equity incentive plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes, appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Company Overview

We are a preclinical stage company pioneering a new class of rationally designed gene therapies with potentially curative benefit in patients with both rare and prevalent devastating diseases. Our rationally designed gene therapy candidates are methodically created to address the key limitations of current approaches and to meet the specific needs of a disease. We created our proprietary Affinia Rationally-designed Therapies (ART) platform to develop these novel therapies, focusing on the three key components of a gene therapy: capsids, which are the outer shells of a virus used to package the genetic code to treat a disease; promoters, which control how the cells read the genetic code that are delivered; and manufacturing approaches, which determine the quality and cost of these potential medicines. Our goal is to realize the full promise of gene therapy by addressing key limitations of current approaches, including tissue targeting specificity, cell expression and manufacturability. The potential of our platform has attracted a team of seasoned executives with extensive experience in advancing transformational gene therapy technologies from discovery through approval and commercialization.

Our ART platform is versatile and modular, and we believe that by applying it to the key limitations of gene therapy in each indication we pursue, we have the potential to build a deep pipeline of differentiated product candidates across multiple therapeutic areas and genetic modalities, including gene replacement, vectorized antibody, gene editing and RNA knockdown approaches. We are focused on helping patients who have a dire medical need and where our platform can have a transformative advantage. We plan to submit multiple IND applications through 2025. For our initial programs, we are leveraging our next-generation capsid, Anc80L65. In preclinical studies, Anc80L65 has demonstrated rapid and broad gene expression in the central nervous system (CNS) with expression efficiency up to 40 times higher than the conventional capsid, AAV9.

Since our inception, we have devoted substantially all of our efforts to raising capital, obtaining financing, filing and prosecuting patent applications, organizing and staffing our company and incurring research and development costs related to advancing our platform. To date, we have funded our operations primarily with proceeds from sales of redeemable convertible preferred stock (Preferred Stock), payments received under our strategic collaboration and license agreement (Vertex Agreement) with Vertex Pharmaceuticals Incorporated (Vertex) and proceeds from issued convertible notes payable.

We have incurred significant operating losses since our inception, including net losses of $2.2 million and $21.8 million for the period February 27, 2019 (inception) through December 31, 2019 and the year ended December 31, 2020, respectively. During the nine months ended September 30, 2020 and 2021, we incurred net losses of $16.5 million and $34.5 million, respectively. We had an accumulated deficit of $24.0 million and $58.5 million as of December 31, 2020 and September 30,

2021, respectively. Our ability to generate any revenue sufficient to achieve profitability will depend on the successful development and commercialization, if ever, of novel gene therapies currently being researched.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We expect that our expenses and capital expenditures will increase substantially in connection with our ongoing activities, particularly if and as we:

•	continue to advance the preclinical and clinical development of our product candidates and preclinical and discovery programs;

•	conduct our planned clinical trials of AFTX-001 and AFTX-002, as well as initiate and complete additional clinical trials of future product candidates;

•	seek regulatory approval for any product candidates that successfully complete clinical trials;

•	continue to develop our gene therapy product candidate pipeline and novel capsids, novel promoters and novel manufacturing approaches;

•	scale up our clinical and regulatory capabilities;

•	manufacture current good manufacturing practices (cGMP), material for clinical trials or potential commercial sales;

•	establish and validate a commercial-scale cGMP manufacturing facility;

•

establish, either alone or with a third party, a commercialization infrastructure and scale up internal and external manufacturing and distribution capabilities to commercialize any product candidates for which we may obtain regulatory approval;

•	adapt our regulatory compliance efforts to incorporate requirements applicable to marketed products;

•	maintain, expand and protect our intellectual property portfolio and patent claims;

•	hire additional clinical, manufacturing quality control, regulatory, manufacturing and scientific and administrative personnel;

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts; and

•	incur additional legal, accounting and other expenses in operating as a public company.

To date, we have not generated any revenue from the commercialization of our product candidates. To become and remain profitable, we must succeed in developing and eventually commercializing product candidates that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our product candidates, obtaining regulatory approval, and manufacturing, marketing and selling any product candidates for which we may obtain regulatory approval, as well as discovering and developing additional product candidates. We are only in the preliminary stages of most of these activities and all of our product candidates are in preclinical development. We may never succeed in these activities and, even if we do, may never generate any revenue or revenue that is significant enough to achieve profitability.

Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our development efforts, obtain product approvals, diversify our offerings or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment. As of December 31, 2020 and September 30, 2021, we had $43.2 million and $149.3 million in cash and cash equivalents, respectively. We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements into 2024. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—Liquidity and Capital Resources.”

Impact of COVID-19

In December 2019, COVID-19 was first reported to the World Health Organization (WHO), and in January 2020, the WHO declared the outbreak to be a public health emergency. In March 2020, the WHO characterized COVID-19 as a pandemic. Since then, the COVID-19 pandemic (Pandemic), and efforts to control its spread, including through vaccination efforts, have significantly curtailed the movement of people, goods and services worldwide. The duration and extent of the Pandemic depends on future developments that are highly uncertain and cannot be accurately predicted at this time. It has already had an adverse effect on the global economy, and the ultimate societal and economic impact of the COVID-19 pandemic remains unknown. Concerns over the economic impact of the COVID-19 pandemic have caused volatility in financial and other capital markets, which may adversely affect our ability to access capital markets in the future.

To date, we have not experienced significant delays or disruptions in our development activities as a result of the Pandemic but we may in the future as the outbreak progresses and some of our contract research organizations (CROs), contract development and manufacturing organizations (CDMOs) and contract manufacturing organizations (CMOs) and other service providers continue to be impacted. Our scientists complied with the Stay-at-Home order issued by the Governor of the Commonwealth of Massachusetts in March 2020, but our research and development operations resumed at a reduced capacity after a two-week initial shut down and we substantially resumed full operations by September 2020. We will continue to monitor developments as we address the disruptions, delays and uncertainties relating to the Pandemic.

We are monitoring the potential impact of the Pandemic on our business and financial statements. To date, we have not incurred impairment losses in the carrying values of our assets as a result of the Pandemic and we are not aware of any specific related event or circumstance that would require us to revise our estimates reflected in our financial statements. We are also continuing to monitor the impact of COVID-19. The effect of the public health directives and our COVID-19 related policies may negatively impact productivity, disrupt our business and delay the planned timelines of our research activities. The ultimate extent of the impact of the Pandemic on our business, financial condition, results of operations and prospects remains highly uncertain and will depend on the length and severity of any restrictions and other limitations on our ability to conduct business. These and similar disruptions in our operations could negatively impact our business, results of operations and financial condition, including:

•	our ability to obtain financing;

•	our ability to attract and retain employee talent;

•	the success of our proprietary ART platform;

•	restrictions of Pandemic and/or unexpected other government regulations;

•	our ability to protect our existing and new intellectual property;

•	our ability to access financing under acceptable terms on a timely basis;

•	the success of our research under the Vertex Agreement;

•	our ability to enter into additional third-party collaboration agreements on favorable terms;

•	our ability to manufacture product candidates sufficient for clinical trials;

•	our ability to conduct clinical trials for our product candidates; and

•	regulatory approval of any product candidates.

Components of Results of Operations

Collaboration Revenue

All of our revenue to date has been generated from the Vertex Agreement, which we entered into in 2020. If our research and development efforts are successful in identifying product candidates that result in regulatory approval, and/or if we enter into license or collaboration agreements with third parties, we may generate revenue in the future from product sales and/or payments from license or collaboration agreements, including the Vertex Agreement. We expect that our revenue for the next several years will be derived primarily from the Vertex Agreement as well as any additional collaborations that we may enter into in the future. We cannot provide assurance as to the timing of future milestone or royalty payments or that we will receive any of these payments.

Research & Development

Research and development expenses consist primarily of costs incurred for our research activities, including our capsid and promoter discovery efforts, and our development of novel manufacturing processes, including expenses incurred under our agreements with third-parties. We expense research and development costs as incurred, which include:

•	employee-related expenses, including salaries, bonuses, benefits, stock-based compensation and other related costs for those employees involved in research and development efforts;

•	expenses incurred in connection with our research programs, including under agreements with third parties, such as consultants, CROs, CDMOs and CMOs;

•

the cost of raw materials and of developing and scaling our manufacturing process and manufacturing product candidates for use in our research and preclinical studies, including incurred expense under agreements with third parties, such as consultants, contractors, CMOs;

•	costs related to compliance with regulatory requirements;

•	laboratory supplies and research materials;

•	facilities, depreciation, and other expenses, which include direct and allocated expenses for rent and maintenance of facilities; and

•	payments made under third-party licensing agreements.

We expense research and development costs as incurred. Non-refundable advance payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed, or when it is no longer expected that the goods will be delivered, or the services rendered. Upfront payments under license agreements are expensed upon receipt of the license, if the licensed technology has not reached technological feasibility and has no alternative future use. Milestone payments under license agreements are accrued, with a corresponding expense being recognized, in the period in which the milestone is determined to be probable of achievement and the related amount is reasonably estimable.

Our direct external research and development expenses for product candidates consist of costs that include fees, reimbursed materials, direct material costs and other costs paid to consultants, contractors, CMOs, CDMOs and CROs in connection with our development and manufacturing activities dedicated to a specific product candidate. We do not allocate employee costs, general laboratory supplies and facilities expenses, including depreciation or other indirect costs, to specific product development programs because these costs are deployed across multiple programs and our platform technology and, as such, are not separately classified.

Research and development activities are central to our business model. Products in later stages of development generally have higher costs than those in earlier stages of development. We expect that our research and development expenses will increase substantially in connection with our planned development activities in the near term and in the future as we progress into the later stages of drug development. At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the development of any of our product candidates. The successful development and commercialization of our product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the following:

•	the number and scope of programs we decide to pursue;

•	the timing and progress of development activities for each product candidate;

•	our ability to raise additional funds necessary to complete development of and commercialization of our product candidates;

•	the progress of the development efforts of third parties with whom we may enter into collaboration arrangements;

•	our ability to maintain our current research and development programs and to establish new ones;

•	our ability to establish new licensing or collaboration agreements.

•	the successful initiation and completion of clinical trials with profiles that are satisfactory to the U.S. Food and Drug Administration (FDA) or any comparable foreign regulatory authority;

•	the receipt and related terms of regulatory approvals from applicable regulatory authorities;

•	the availability of raw materials for use in production of our product candidates;

•	our ability to consistently manufacture our product candidates for use in clinical trials;

•	our ability to establish and operate a manufacturing facility, or secure manufacturing supply through relationships with third parties;

•	our ability to obtain and maintain patents, trade secret protection and regulatory exclusivity, both in the United States and internationally;

•	our ability to protect our rights in our intellectual property portfolio;

•	the commercialization of our product candidates, if and when approved;

•	the acceptance of our product candidates, if approved, by the medical community and third-party payors,

•	the ability to obtain and maintain third-party insurance coverage and adequate reimbursement for our product candidates, if they are approved by regulators; and

•	competition with other products.

A change in the outcome of any of these variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development and commercialization of these product candidates. We may never succeed in obtaining regulatory approval for any of our product candidates or in establishing market acceptance for any product candidates that may be approved.

General & Administrative

General and administrative expenses consist primarily of salaries and personnel expenses, including stock-based compensation, for our personnel in executive, legal, finance and accounting, human resources, and other administrative functions. General and administrative expenses also include legal fees relating to corporate matters; professional fees paid for accounting, auditing, consulting and tax services; insurance costs; and facility costs not otherwise included in research and development expenses.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our operations. We also anticipate that we will incur significantly increased accounting, audit, legal, compliance, insurance and investor and public relations expenses associated with operating as a public company.

Other Expense

Change in fair value of Series A preferred tranche obligation

The change in fair value of the Series A redeemable convertible preferred stock (Series A) tranche obligation relates to our obligation to issue, and our investors’ obligation to purchase, shares of Series A, which is considered to be a level 3 derivative liability. Our derivative liabilities are carried at fair value, with changes recorded through other expense, net. Changes in the assumptions used to derive these fair values are updated at each reporting period and at settlement.

Change in fair value of convertible notes payable

Outstanding convertible notes were carried at fair value, which was determined to be the proceeds received at execution. Changes in the underlying terms upon settlement to convert the convertible notes at a lower discount than originally intended drove a decrease in the fair value during the year ended December 31, 2020, resulting in a $1.0 million gain prior to settlement in March 2020.

Other income

Other income consists of federal and state research and development tax credits applied as refundable payroll tax credits in accordance with the applicable tax codes.

Interest expense

Interest expense consists of cash and non-cash interest expense incurred in relation to our convertible notes, which were settled in March 2020 upon the conversion of the convertible notes into shares of Series A-1 convertible preferred stock.

Income taxes

Since our inception, we have recorded no income tax benefits for the net operating losses incurred or for the research and development tax credits generated in each year by our operations due to our uncertainty of realizing a benefit from those items. As of December 31, 2020, we had federal and state net operating loss carryforwards of approximately $14.5 million and $9.1 million, respectively, with no material changes in our tax position during the nine months ended September 30, 2020 or 2021. Net operating losses (NOLs) generated in tax years ending after December 31, 2017 are limited to a deduction of 80% of the taxpayer’s taxable income and are subject to an indefinite carryforward period. Therefore, $14.5 million of federal NOLs generated after December 31, 2017 may be carried forward indefinitely. As it pertains to the state NOLs generated, $9.1 million of state NOLs will expire, if not utilized, between 2039 and 2040.

As of December 31, 2020, we had federal research and development and state tax credits of approximately $0.1 million and $0.3 million, respectively, which may be used to offset future federal and state tax liabilities. There was no material change to these credits in the nine months ended September 30, 2020 and 2021. These credits may be used to offset future federal and state tax liabilities. The federal research and development tax credit carryforward will expire, if not utilized, in 2039 and 2040. Approximately, $0.1 million of the state tax credits will expire, if not utilized, between 2034 and 2035, and $0.2 million are subject to an indefinite carryforward period.

Results of Operations

Comparison of the Period February 27, 2019 (inception) through December 31, 2019 and the Year Ended December 31, 2020

The following table summarizes our results of operations for the period February 27, 2019 (inception) through December 31, 2019, and the year ended December 31, 2020 (in thousands):

	2019	2020
Collaboration revenue	$—	$4,327
Operating expenses:
Research and development	610	13,745
General and administrative	1,525	5,598

Total operating expenses	2,135	19,343

Loss from operations	(2,135)	(15,016)
Other expense:
Change in fair value of preferred tranche obligation	—	(7,952)
Change in fair value of convertible notes payable	—	1,036
Other income	57	250
Interest expense	(163)	(71)

Total other expense, net	(106)	(6,737)

Net loss before income taxes	(2,241)	(21,753)
Provision for income taxes	—	—

Net loss	$(2,241)	$(21,753)

We were incorporated on February 27, 2019 (inception) but we did not initiate operations until August 27, 2019, with the hiring of our initial two employees. The increase from a partial year of operations in 2019 to a full year in 2020 is the key driver of change in operating expense between 2019 and 2020.

Collaboration Revenue

We had no revenue for the period February 27, 2019 (inception) through December 31, 2019. Revenue was $4.3 million for the period ended December 31, 2020. The increase in revenue was driven by the Vertex Agreement, which we executed in April 2020. The collaboration revenue is primarily related to the recognition of the upfront payment and research and development funding as related to the research and development activities performed under the Vertex Agreement. We recognized revenue based on an input method, using a cost-to-cost model, in relation to actual costs incurred as a percentage of total budgeted costs expected to be incurred under the Vertex Agreement.

Research and Development

The following table summarizes our research and development expenses for the period February 27, 2019 (inception) through December 31, 2019, and the year ended December 31, 2020 (in thousands):

	2019	2020	Increase/ (Decrease)
Platform development	$90	$5,621	$5,531
Preclinical development	—	1,347	1,347
Personnel and employee	301	4,795	4,494
Unallocated	219	1,982	1,763

	$610	$13,745	$13,135

Research and development expenses were $13.7 million for the year ended December 31, 2020, which was an increase of $13.1 million from the partial year ended December 31, 2019. The increase was primarily because we did not begin substantive operations until October 2019, coupled with expanded development of our ART platform, the expansion of our research activities performed under the Vertex Agreement, research on our product candidates and capsid discovery in 2020. The increased costs were attributable to salaries and related expenses for our expanded research staff, external direct program expenses and other expenses such as laboratory supplies, consultants and facilities.

General and Administrative

General and administrative expenses were $5.6 million for the year ended December 31, 2020, an increase of $4.1 million from the partial year ended December 31, 2019. The increase in general and administrative expenses was primarily driven by increased personnel costs of $2.5 million in 2020 as compared to $0.4 million in 2019, stemming from the hiring of employees and engagement of consultants working in the general and administrative functions supporting research and development activities during the first full year of operations in 2020. The increase was also driven by increased facilities expense of $0.2 million in 2020 as compared to $0.1 million in 2019, associated with the execution and build out of lab and office space at our headquarters in Waltham, Massachusetts.

Other Expense, Net

Other expense, net was $6.7 million for the year ended December 31, 2020, which was an increase of $6.6 million from the partial year ended December 31, 2019. The change was primarily due to the change in fair value of our outstanding preferred tranche obligation of $8.0 million, offset by a gain resulting from the decrease in the fair value of our convertible notes payable of $1.0 million. Other expense, net was also impacted by an increase of $0.2 million recorded in other income related to our payroll tax credit.

Comparison of the Nine Months Ended September 30, 2020 and 2021

The following table summarizes our results of operations for the nine months ended September 30, 2020 and 2021 (in thousands):

	2020	2021
Collaboration revenue	$799	$4,528
Operating expenses:
Research and development	7,717	25,975
General and administrative	3,570	7,334

Total operating expenses	11,287	33,309

Loss from operations	(10,488)	(28,781)
Other (expense) income:
Change in fair value of preferred tranche obligation	(7,002)	(5,697)
Change in fair value of convertible notes payable	1,036	—
Other expense	—	(87)
Interest expense	(81)	—
Interest income	7	21

Total other expense, net	(6,040)	(5,763)

Net loss before income taxes	(16,528)	(34,544)
Provision for income taxes	—	—

Net loss	$(16,528)	$(34,544)

Collaboration Revenue

Revenue for the nine months ended September 30, 2020 was $0.8 million, compared to $4.5 million for the nine months ended September 30, 2021. The increase of $3.7 million in revenue is driven by our progress on the Vertex Agreement, which began in the prior year period. The collaboration revenue is primarily related to the recognition of the upfront payment and research and development funding as related to the research and development activities performed under the Vertex Agreement. We recognized revenue based on an input method, using a cost-to-cost model, in relation to actual costs incurred as a percentage of total budgeted costs expected to be incurred under the Vertex Agreement.

Research and Development

The following table summarizes our research and development expenses for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2021 (in thousands):

	2020	2021	Increase/ (Decrease)
Platform development	$2,056	$4,725	$2,669
Preclinical development	276	4,184	3,908
Personnel and employee	2,813	9,091	6,278
Unallocated	2,572	7,975	5,403

	$7,717	$25,975	$18,258

Research and development expenses were $26.0 million for the nine months ended September 30, 2021, which was an increase of $18.3 million compared to the nine months ended September 30, 2020. The increase within preclinical development of $3.9 million was primarily related to the increased efforts on our product candidates, as well as increased research activities performed under the Vertex Agreement, which began in September 2020. Increased platform development expense of $2.7 million was driven by focused efforts on capsid discovery and validation. The increased personnel and employee costs of $6.3 million were attributable to salaries and related expenses for our expanded research staff to support our research efforts and direct program expenses. The remaining increase of $5.4 million is related to other expenses such as laboratory supplies, consultants and facilities.

General and Administrative

General and administrative expenses were $7.3 million for the nine months ended September 30, 2021, an increase of $3.8 million compared to the nine months ended September 30, 2020. The increase in general and administrative expenses was primarily driven by increased personnel costs of $2.4 million in 2021 stemming from the hiring of employees, including human resources and finance personnel necessary to support research and development activities. $0.6 million of the increase related to support for information technology expenses and $0.5 million of the increase related to increased accounting and legal expenses related to our preparation for the planned initial public offering and the maintenance of patents.

Other Expense, Net

Other expense, net was $5.8 million for the nine months ended September 30, 2021, which was a decrease of $0.3 million from the nine months ended September 30, 2020. The change was primarily due to the remeasurement and settlement of the preferred tranche obligation in connection with the issuance of the second tranche of Series A in March 2021. We remeasured the fair value of the tranche obligation at settlement, determining the fair value to be $19.8 million, with the $5.7 million change in fair value recognized in other expense, net.

Liquidity and Capital Resources

Sources of Liquidity

Our operations are financed primarily through cash from the sales of convertible notes, Preferred Stock and the recognition of collaboration revenue. During the nine months ended September 30, 2021, we received gross proceeds of $140.3 million from sales of our Preferred Stock. In March 2021, we issued 11,868,111 shares of Series A in a third closing of Series A for gross cash proceeds in the amount of $30.3 million. In April 2021, our Board approved an amended and restated certificate of incorporation to increase the number of authorized Preferred Stock to 48,256,340 shares and subsequently issued 20,813,930 shares of Series B for gross cash proceeds in the amount of $110.0 million. As of September 30, 2021, we had cash and cash equivalents of $149.3 million. Under the terms of the Vertex Agreement, we are eligible to receive additional aggregate development and regulatory milestone payments of up to $1.8 billion upon achievement of certain research milestones if developed in all of DMD, DM1, cystic fibrosis and a fourth undisclosed indication (collectively, Vertex Diseases) for all three genetic therapy modalities under the Vertex Agreement. Vertex is also obligated to pay us sales-based milestones of up to $2.9 billion upon achievement of certain sales-based milestones if products are commercialized in all four Vertex Diseases for all three genetic therapy modalities. Vertex is obligated to pay us tiered mid-single digit sales-based royalties for each licensed product, subject to customary offsets and deductions.

We believe liquidity provided from our existing cash as of September 30, 2021 will enable us to fund our operating expenses and capital expenditures into 2024. Our total future capital requirements and the adequacy of available funds will depend on many factors, including those discussed above as well as the risks and uncertainties set forth under “Risk Factors.”

Cash Flows

Comparison of the Period February 27, 2019 (inception) through December 31, 2019 and the Year Ended December 31, 2020

The following table provides information regarding our cash flows for the period February 27, 2019 (inception) through December 31, 2019, and the year ended December 31, 2020 (in thousands):

	2019	2020	Increase/ (Decrease)
Net cash (used in) provided by operating activities	$(1,374)	$11,555	$12,929
Cash used in investing activities	(774)	(3,508)	(2,734)
Net cash provided by financing activities	8,350	29,985	21,635

Net increase in cash, cash equivalents and restricted cash	$6,202	$38,032	$31,830

Operating Activities

During the period February 27, 2019 (inception) through December 31, 2019, we used $1.4 million of cash in operations, primarily driven by our net loss of $2.2 million. This was offset by an increase in accounts payables of $0.3 million, an increase in accrued expenses of $0.6 million and non-cash charges to operations of $0.2 million, primarily related to the timing of incurred costs from vendors and the payment for those costs.

During the year ended December 31, 2020, operating activities provided $11.6 million of cash, primarily resulting from the $27.0 million received from the Vertex Agreement, $23.5 million of which resulted from an increase to deferred revenue. The change was also driven by a $0.8 million increase to accounts receivable, offset by our net loss of $21.8 million. The remaining change in cash was primarily a result of various changes in our operating assets and liabilities, including a $2.0 million increase in accrued expenses. The fluctuation was further impacted by non-cash adjustments to our net loss, including depreciation expense of $0.6 million, and the net change in the fair value of our level 3 liabilities of $6.9 million.

Investing Activities

During the period February 27, 2019 (inception) through December 31, 2019, and the year ended December 31, 2020, cash used in investing activities was $0.8 million and $3.5 million, respectively. The cash used in investing activities consisted of purchases of property and equipment as we continue to expand our research and development efforts, and the purchase of office equipment for our new headquarters in Waltham, Massachusetts.

Financing Activities

During the period February 27, 2019 (inception) through December 31, 2019, net cash provided by financing activities was $8.4 million, consisting of net proceeds from the issuance of our convertible notes.

During the year ended December 31, 2020, net cash provided by financing activities was $30.0 million, resulting from proceeds from the issuance of Series A preferred stock, partially offset by $0.3 million of issuance costs.

Comparison of the Nine Months Ended September 30, 2020 and 2021

The following table provides information regarding our cash flows for the nine months ended September 30, 2020 and 2021 (in thousands):

	2020	2021	Increase/ (Decrease)
Net cash provided by (used in) operating activities	$19,693	$(27,410)	$(47,103)
Cash used in investing activities	(2,266)	(7,178)	(4,912)
Net cash provided by financing activities	29,673	140,632	110,959

Net increase in cash, cash equivalents and restricted cash	$47,100	$106,044	$58,944

Operating Activities

During the nine months ended September 30, 2020, operating activities provided $19.7 million of cash, primarily driven by the $27.0 million received from the Vertex Agreement, $26.2 million of which was recorded as an increase to deferred revenue. This increase was primarily offset by our net loss of $16.5 million. The remaining change in cash from operations was primarily a result of various changes in our operating assets and liabilities, including a $1.7 million increase in accrued expenses due to increased operating activity. The fluctuation was further impacted by non-cash adjustments to our net loss, including depreciation expense of $0.4 million and the net change in the fair value of our level 3 liabilities of $6.0 million.

During the nine months ended September 30, 2021, we used $27.4 million of cash in operations, primarily driven by our net loss of $34.5 million and a decrease in deferred revenue of $3.9 million due to the recognition of revenue under the Vertex Agreement that was paid upfront by the customer. This was offset by an increase to accounts payable of $1.8 million and an increase to accrued expenses of $0.8 million, primarily related to the timing of incurred costs from vendors and the payment for those costs. The fluctuation was further impacted by non-cash adjustments to our net loss, including $1.2 million related to depreciation expense, $5.7 million due to the change in the fair value of our level 3 liabilities, $1.7 million in stock-based compensation and $0.7 million related to non-cash lease expense.

Investing Activities

During the nine months ended September 30, 2020 and 2021, cash used in investing activities was $2.3 million and $7.2 million, respectively. The cash used in investing activities consisted exclusively of purchases of property and equipment as we continue to expand our research and development efforts, including the purchase of office and lab equipment for our new headquarters in Waltham, Massachusetts.

Financing Activities

During the nine months ended September 30, 2020 and 2021, net cash provided by financing activities was $29.7 million and $140.6 million, respectively. For the nine months ended September 30, 2020, cash provided by financing activities consisted primarily of proceeds from the issuance of Series A. For the nine months ended September 30, 2021, cash provided by financing activities consisted primarily of proceeds from the issuance of Series A and Series B in the first and second quarter of 2021.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our research and development programs. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. The timing and amount of our operating and capital expenditures will largely depend on:

•	the scope, progress, costs and results of discovery, preclinical development, laboratory testing and clinical trials for our product candidates;

•	the extent to which we develop, in-license or acquire other product candidates and technologies in our gene therapy product candidate pipeline;

•

the costs and timing of process development and manufacturing scale-up activities associated with our product candidates and other programs as we advance them through preclinical and clinical development;

•	the number of, and development requirements for, product candidates that we may pursue;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	our headcount growth and associated costs as we expand our research and development capabilities and establish a commercial infrastructure;

•	the costs of establishing and maintaining our own commercial-scale cGMP manufacturing facility;

•

the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval; and

•	the costs of operating as a public company.

Until such time, if ever, as we can generate substantial revenues, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that may adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures, or declaring dividends. If we raise additional funds through additional collaborations, strategic alliances, or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce, or terminate our research programs, or license the rights to develop and market product candidates that we would otherwise prefer to develop ourselves.

Contractual Obligations and Commitments

The following table summarizes our commitments to settle contractual obligations existing as of September 30, 2021 (in thousands):

	Payments due by period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Operating lease commitments(1)	$24,263	$1,692	$6,199	$2,174	$14,198

Total	$24,263	$1,692	$6,199	$2,174	$14,198

(1)

In September 2021, we became party to a 138-month non-cancellable lease for a laboratory and office facility comprising 31,590 of rentable square feet located in Waltham, Massachusetts. The lease commenced in March 2021, after the landlord completed the buildout of its general improvements, with a non-cancellable term through September 30, 2032. The lease provides us with two renewal options of five years each that we are not reasonably certain to exercise. We have a letter of credit amounting of $0.9 million in relation to this lease.

We entered into certain arrangements that contain contingent payments we are required to make, including $1.0 million to Lonza Houston, Inc. (Lonza), for the reservation of two manufacturing slots each year. We are also required to provide funding for the expected manufacturing efforts, which will be agreed upon in a phased approach by the parties prior to the performance of any manufacturing activities. We have executed two statements of work and one change order related to an additional manufacturing run, which is expected to take place in 2022. $2.2 million was committed in November 2021.

We may incur contingent payments upon our achievement of clinical, regulatory and commercial milestones, as applicable, or royalty payments that we are required to make under our exclusive license agreement (MEE/Lonza License Agreement) that we entered into with Lonza and both Massachusetts Eye and Ear Infirmary and The Schepens Eye Research Institute, Inc. (MEE) in September 2019. Due to the uncertainty of the achievement and timing of the events requiring payment under these agreements, the amounts to be paid by us are not fixed or determinable at this time and are excluded from the table above. Under the terms of the MEE/Lonza License Agreement, we are obligated to pay regulatory milestone amounts of approximately $8.7 million and sales-based milestone payments up to $35.0 million on a target-by-target basis. Following the commencement of commercial sales of the licensed products, we are also required to pay Lonza and MEE royalties on all sales of licensed products, with such royalties ranging from the low-single digits to low-double digits of sales, as well as royalties ranging in the low-to-mid-double digits of sublicense income depending on the stage of development of the relevant product or process when the sublicense is granted.

We may also incur contingent payments upon our achievement of clinical, regulatory and commercial milestones, as applicable, or royalty payments that we are required to make under the sponsored research collaboration agreement (IOB Research Collaboration Agreement) that we entered into with the Institute of Molecular and Clinical Ophthalmology Basel (IOB) in June 2021. Under the IOB Research Collaboration Agreement, we are responsible to fully fund the research of promoters for use in the CNS. The initial estimate of the research budget is $2.1 million, to be paid quarterly based on actual research costs incurred by or on behalf of IOB. Under the IOB Research Collaboration Agreement, we have an option to obtain an exclusive license to inventions generated under such research program that are solely or jointly owned by IOB for use in the non-eye field on customary terms and conditions to be negotiated by the parties in good faith, which financial terms will be limited to: an initial license fee of $0.1 million; escalating nominal annual maintenance fees beginning on the third anniversary of the license effective date; development and regulatory milestones of up to $0.2 million per licensed promoter and up to an additional $8.4 million per licensed product (subject to various specified maximum numbers of licensed products depending on the applicable milestone event); sales milestones of up to $8.5 million per licensed product (subject to reduction after each milestone has been achieved a specified number of times); a percentage, ranging from the high single-digits to low teens, of specified income received by us from sublicensees; reimbursement of patent costs; and a low single-digit royalty on net sales of each licensed product in each country until the later of (i) expiration of regulatory exclusivity for such licensed product in such country or (ii) expiration of the last valid claim within the licensed patents covering such licensed product in such country.

We may also incur contingent payments based on our collaboration (U Bonn/UKB Collaboration Agreement) and option agreement (U Bonn/UKB Option Agreement) with Rheinische Friedrich-Wilhelms-Universität Bonn (U Bonn) and Universitätsklinikum Bonn (UKB). Pursuant to the U Bonn/ UKB Collaboration Agreement, UKB transferred specified materials to us for performance of specified research activities and UKB and U Bonn will consult and collaborate with us regarding the performance of such research activities. The U Bonn/UKB Collaboration Agreement will continue for the duration of the specified collaboration activities. Pursuant to the U Bonn/UKB Option Agreement, UKB and U Bonn granted us an option to obtain a license to specified background inventions and related know-how of UKB and U Bonn and to certain inventions and results generated under the U Bonn/UKB Collaboration Agreement on conditions to be agreed upon by the parties. The U Bonn/UKB Option Agreement will continue until the expiration of the option period.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The preparation of these financial statements requires us to make judgments and estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reported periods. We based our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. On an ongoing basis, we evaluate our judgments and estimates considering changes in circumstances, facts and experience. The effects of material revisions in estimates, if any, will be reflected in the financial statements prospectively from the date of change in our estimates.

While our accounting policies are described in more detail in the notes to our consolidated financial statements and our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies used in the preparation of the financial statements require the most significant judgments and estimates. See Note 2 of the notes to the consolidated financial statements included elsewhere in this prospectus and Note 2 to the unaudited condensed consolidated financial statements for a description of our other significant accounting policies.

Revenue Recognition

Revenue recognition for license and collaboration agreements

We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers (ASC 606). This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. The adoption on January 1, 2020 had no impact as of the transition date as we entered into the Vertex Agreement in April 2020 and began research efforts under this agreement in September 2020.

Under ASC 606, we recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine revenue recognition for arrangements that we determine are within the scope of ASC 606, we perform the following five steps: (i) identify the contract or contracts with a customer; (ii) identify our performance obligations within the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, we satisfy a performance obligation.

We only apply the five-step analysis to contracts when it is probable that we will collect the consideration we are entitled to in exchange for goods or services we transfer to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, then we assess the goods or services promised within each contract, determine those that are performance obligations and assess whether each promised good or service is distinct. Our current arrangement with Vertex contains multiple performance obligations that include disease-specific licenses to our capsid patents and research related to the identification of capsids meeting disease-specific criteria. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

We enter into licensing arrangements that are within the scope of ASC 606 under which we may exclusively license to third-parties certain rights to develop, manufacture and commercialize our capsids or product candidates. The terms of these arrangements typically include payment to us of one or more of the following: non-refundable, upfront license fees; reimbursement of research and development costs; development, regulatory and sales milestone payments; and royalties on net sales of licensed products. For costs that were not paid upfront, the payment terms under our licensing agreements are generally 45 days. Amounts are recorded as accounts receivable when our right to consideration is unconditional.

In determining the amount of revenue to be recognized as we fulfill our obligations, we perform the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the assessment of the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations and (v) recognition of revenue when, or as, we satisfy each performance obligation. As part of the accounting for arrangements under ASC 606, we must use significant judgment to determine the performance obligations, the transaction price and the standalone selling price (SSP) for each performance obligation identified in the contract for the allocation of the transaction price, as well as in the budgeting of costs used in order to determine the pattern of revenue recognition. We also use judgment to determine whether milestones or other variable consideration, except for royalties and sales-based milestones, should be included in the transaction price.

The SSP is the price at which an entity would sell a promised good or service separately to a customer. We estimate the SSP of each of the identified performance obligations, maximizing the use of observable inputs. Because we have not sold the same goods or services in our contracts separately to any customers on a standalone basis, we utilize similar observable transactions in the marketplace or estimate the standalone selling price of each performance obligation in our customer arrangements based on our estimate of costs to be incurred to fulfill our obligations associated with the performance obligation, plus a reasonable margin. We allocate contract price to each performance obligation in proportion to our SSP.

We have determined that our only contract liability under ASC 606 is deferred revenue related to amounts received prior to revenue recognition. These amounts are recorded as deferred revenue in the consolidated balance sheets. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as the current portion of deferred revenue. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion in the consolidated balance sheets. We do not incur commission or other costs to fulfill customer contracts and no capitalized contract costs are recorded on the balance sheets

Exclusive licenses

If the license granted in the arrangement is determined to be distinct from the other promises or performance obligations identified in the arrangement, which generally include research and development services, we recognize revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. In assessing whether a license is distinct from the other promises, we consider relevant facts and circumstances of each arrangement, including the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, we consider whether the collaboration partner can benefit from the license for its intended purpose without the receipt of the remaining promises, whether the value of the license is dependent on the unsatisfied promises, whether there are other vendors that could provide the remaining promises, and whether it is separately identifiable from the remaining promises.

For licenses that are combined with other promises, we utilize judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. We evaluate the measure of progress each reporting period and, if necessary, adjust the measure of performance and related revenue recognition. The measure of progress, and the resulting periods over which revenue should be recognized, are subject to estimates by management and may change over the course of the arrangement. Such a change could have a material impact on the amount of revenue we record in future periods. Under our existing license and collaboration agreement, we have concluded the research and development services and the intellectual property and promises to which those services relate, are combined into performance obligations and that the transfer of control to the customer with respect to those performance obligations occurs over the time period that the research and development services are to be provided by us. The cost-to-cost method is, in management’s judgment, the best measure of progress towards satisfying the performance obligations.

Research and development services

The promises under our collaboration and license agreements generally include research and development services to be performed by us on behalf of the collaboration partner. Payments or reimbursements resulting from our research and development efforts are estimated at the outset of the arrangement and considered part of the transaction price that is subsequently recognized as revenue because we are the principal in the arrangement for such efforts.

Customer options

Our arrangements may provide a customer with the right to certain optional purchases, such as the right to license a product candidate or a potential product candidate either at the inception of the arrangement or within a predefined option period. Under these agreements, fees may be due to us at the inception of the arrangement as an upfront fee or payment or upon the exercise of an option to acquire a license. If an arrangement is determined to contain customer options that allow the customer to acquire additional goods or services, we evaluate the customer options to determine if they are material rights at the outset of each arrangement. If the goods and services underlying the customer options are not determined to be material rights, these customer options are not considered to be performance obligations at the outset of the arrangement, as they are contingent upon exercise of the option. If the customer options are determined to represent a material right, the material right is recognized as a separate performance obligation at the outset of the arrangement. We allocate the transaction price to material rights based on the relative stand-alone selling price.

Milestone payments

At the inception of each arrangement that includes research, development or regulatory milestone payments, we evaluate whether the milestones are considered likely to be met and estimate the amount to be considered for inclusion in the transaction price using the most-likely-amount method. If it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur, the associated milestone value is included in the transaction price. For milestone payments due upon events that are not within our control or the licensee, such as regulatory approvals, we are not able to assert that it is likely that the regulatory approval will be granted and that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur until those approvals are received. In making this assessment, we evaluate factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the particular milestone. There is considerable judgment involved in determining whether it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur. At the end of each subsequent reporting period, we reevaluate the probability of achievement of all milestones subject to constraint and, if necessary, adjust our estimate of the overall transaction price of the arrangement. Any such adjustments are recorded on a cumulative catch-up basis, which would affect the amount of revenue and earnings in the period of adjustment. As of September 30, 2021, no milestones under the 2020 agreement with Vertex were included in the transaction price as no milestones had been deemed likely to be achieved or had been achieved.

Royalties

For arrangements that include sales-based royalties, including milestone payments based on a level of sales, that are the result of a customer-vendor relationship and for which the license is deemed to be the predominant item to which the royalties relate, we recognize revenue at the later of (i) when the related sales occur or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied or partially satisfied. To date, we have not recognized any royalty revenue resulting from any of its licensing arrangements.

Preferred tranche obligation

The fair value of the preferred tranche obligation recognized in connection with our issuance of Series A preferred in March and October 2020, and settled in March 2021, was determined based on significant inputs not observable in the market, which represented a Level 3 measurement within the fair value hierarchy December 31, 2020. The fair value hierarchy was estimated based on results of third-party valuations performed. We determined that the valuations represented the fair value of the liability at issuance and reporting dates. The future value of the Series A preferred was determined through a probability-weighted present value model. In determining the fair value of the tranche obligation, estimates and assumptions impacting fair value included the estimated future values of our Series A preferred shares, discount rates, estimated time to liquidity and probability of the second tranche closing.

This tranche obligation was remeasured prior to the issuance of subsequent preferred stock tranches and at each subsequent reporting period. The proceeds from the Series A financing were allocated between the Series A tranche obligation and Series A preferred shares using the residual method, with the Series A tranche obligation being recorded at its fair value and the Series A preferred shares at the residual value. The fair value of the tranche obligation is determined using a combination of the Black-Scholes option pricing model and the probability-weighted expected return method, which incorporated assumptions and estimates to value the convertible preferred stock obligation.

On March 28, 2021, the preferred stock tranche obligation was settled in connection with the issuance of the second tranche of the Series A shares. We remeasured the fair value of the tranche obligation at settlement, determining the fair value to be $19.8 million, and the $5.7 million change in fair value was recognized in other expense, net within the condensed consolidated statements of operations.

Stock-Based Compensation

We measure all stock options and other stock-based awards granted to employees, nonemployees and directors based on the fair value on the date of the grant. For awards with service conditions only, we use the straight-line method to allocate compensation costs to reporting periods over each award’s requisite service period, which is generally the vesting period. For awards with both performance and service conditions, we recognize expense based on the fair value of the performance awards over the estimated service period to the extent the achievement of the related performance criteria is estimated to be probable. At each reporting date, we evaluate whether any performance conditions related to a performance-based award have changed. The effect of any change in performance conditions would be recognized as a cumulative catch-up adjustment in the period such change occurs, and any remaining unrecognized compensation expense would be recognized over the remaining requisite service period. Our policy is to account for forfeitures when they occur. As of December 31, 2020, the achievement of the financing milestone was not considered probable for our outstanding performance awards. On March 18, 2021, the performance-based conditions were met, and we recognized $0.3 million of stock-based compensation expense on a cumulative catch-up basis. For the nine months ended September 30, 2021, we recognized $0.6 million of stock-based compensation expense related to these performance-based awards. The remaining $0.7 million of stock-based compensation expense will be recognized over the service-based vesting period using an accelerated attribution method.

We classify stock-based compensation expense in our consolidated statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipients’ service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. We are a private company and lack company-specific historical and implied volatility information. Therefore, we estimate our expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expect to continue to do so until we have adequate historical data regarding the volatility of our own traded stock price. The expected term of our stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. For any awards that are not “plain-vanilla” options, we estimate the expected term based on our best estimate at the date of grant. The risk-free interest rate is determined by reference to the US Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is zero because we have never paid cash dividends on common stock and do not expect to pay any cash dividends in the foreseeable future. The fair value of each restricted common stock award is estimated on the date of grant based on the fair value of our common stock.

In determining the exercise prices for options granted, we have considered the estimated fair value of the underlying common stock as of the measurement date. The estimated fair value of the common stock has been determined at each grant date based upon a variety of factors, including the illiquid nature of the common stock, arm’s-length sales of our capital stock (including Preferred Stock), the effect of the rights and preferences of the preferred shareholders and the prospects of a liquidity event. Among other factors are our financial position and historical financial performance, forecasted future operations, an evaluation or benchmark of our competition and the current business climate in the marketplace. Significant changes to the key assumptions underlying the factors used could result in different fair values of common stock at each valuation date.

Determination of the Fair Value of Common Stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors utilizing the valuation of our company’s enterprise value determined by a third-party valuation expert, and in accordance with the guidance outlined in the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (Practice Aid).

Our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	the prices at which we sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

•	the progress of our research and development product candidates, including the status and results of preclinical studies for our product candidates;

•	our stage of development and commercialization and our business strategy;

•	external market conditions affecting the biopharmaceutical industry and trends within the biopharmaceutical industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock and our preferred stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company in light of prevailing market conditions; and

•	the analysis of initial public offerings and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

The following table summarizes by grant date the number of shares subject to options granted from January 1, 2020 through the date of this prospectus, the per share exercise price of the options,

the per share fair value of our common stock on each grant date, and the per share estimated fair value of the options:

Grant Date	Number of Common Shares Subject to Options Granted	Exercise Price per Share	Estimated Per Share Fair Value of Options(1)	Estimated Fair Value Per Share of Common Stock at Grant Date
April 3, 2020	447,500	$0.74	$0.42	$0.66
June 10, 2020	3,059,581	$1.24	$0.75	$1.17
September 11, 2020	185,000	$1.24	$0.74	$1.17
December 10, 2020	953,000	$1.24	$0.74	$1.17
February 10, 2021	677,500	$1.24	$0.79	$1.17
June 3, 2021	2,162,646	$2.62	$1.80	$2.62
September 7, 2021	653,004	$4.35	$2.92	$4.35
October 1, 2021	487,807	$4.35	$2.91	$4.35
December 3, 2021	350,867	$5.31	$3.56	$5.31
December 8, 2021	733,000	$5.31	$3.57	$5.31

(1)	The estimated per share fair value of options reflects the weighted average fair value of options granted on each grant date, determined using the Black-Scholes option-pricing model.

The intrinsic value of options outstanding as of September 30, 2021 was $20.5 million.

Concentrations

We currently have one customer, Vertex, which is responsible for all of our recorded revenue. We recorded amounts due from Vertex but not billed for at year end as unbilled accounts receivable on our consolidated balance sheets.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our consolidated financial statements and Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Internal Control over Financial Reporting

We identified a material weakness in our internal control over financial reporting that existed as of December 31, 2020. See “Risk Factors—We identified a material weakness in our internal control over financial reporting. If we are unable to remedy this material weakness, or if we fail to establish and maintain effective internal controls, we may be unable to produce timely and accurate financial statements, and we may determine that our internal control over financial reporting is not effective, which could adversely impact our investors’ confidence and our stock price.”

Emerging Growth Company Status

We are an emerging growth company, as defined in the Jumpstart Our Business Act (JOBS Act). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with certain new or revised accounting standards. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

These exemptions will apply until we no longer meet the requirements of being an emerging growth company. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year (i) following the fifth anniversary of the completion of this offering, (ii) in which we have total annual gross revenue of at least $1.07 billion or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (b) the date on which we have issued more than $1.07 billion in non-convertible debt during the prior three-year period.

Quantitative and Qualitative Disclosures about Market Risk

As of December 31, 2020 and September 30, 2021, we had $43.2 million and $149.3 million of cash and cash equivalents, respectively. Interest income is sensitive to changes in the general level of interest rates; however, due to the nature of our cash balances and money market investments, an immediate 10% change in market interest rates would not have a material effect on the fair market value of our cash balance.

We are not currently exposed to significant market risk related to changes in foreign currency exchange rates. Our operations may be subject to fluctuations in foreign currency exchange rates in the future. We do not believe that inflation has had a material effect on our business, financial condition, or results of operations during the period February 27, 2019 (inception) through December 31, 2019, the years ended December 31, 2020 or December 31, 2021. Our operations may be subject to inflation in the future.

BUSINESS

Overview

We are a preclinical stage company pioneering a new class of rationally designed gene therapies with potentially curative benefit in patients with both rare and prevalent devastating diseases. Our rationally designed gene therapy candidates are methodically created to address the key limitations of current approaches and to meet the specific needs of a disease. We created our proprietary Affinia Rationally-designed Therapies (ART) platform to develop these novel therapies, focusing on the three key components of a gene therapy: capsids, which are the outer shells of a virus used to package the genetic code to treat a disease; promoters, which control how the cells read the genetic code that is delivered; and manufacturing approaches, which determine the quality and cost of these potential medicines. Our goal is to realize the full promise of gene therapy by addressing key limitations of current approaches, including tissue targeting specificity, cell expression and manufacturability. The potential of our platform has attracted a team of seasoned executives with extensive experience in advancing transformational gene therapy technologies from discovery through approval and commercialization.

Our ART platform is versatile and modular, and we believe that by applying it to the key limitations of gene therapy in each indication we pursue, we have the potential to build a deep pipeline of differentiated product candidates across multiple therapeutic areas and genetic modalities, including gene replacement, vectorized antibody, gene editing and RNA knockdown approaches. We are focused on helping patients who have a dire medical need and where our platform can have a transformative advantage. We plan to submit multiple IND applications through 2025. For our initial programs, we are leveraging our next-generation capsid, Anc80L65. In preclinical studies, Anc80L65 has demonstrated rapid and broad gene expression in the central nervous system (CNS) with expression efficiency up to 40 times higher than the conventional capsid, AAV9.

Our lead product candidate, AFTX-001, is Anc80L65-ARSA for the treatment of metachromatic leukodystrophy (MLD). MLD is a rare progressive genetic disease that results from the deficiency of functional arylsulfatase A (ARSA), an enzyme that is critical for neuronal survival. Patients with the most common form of MLD, called late infantile MLD, typically die before the age of eight years. AFTX-001 delivers a functional ARSA transgene via a one-time dose to the CNS through a routine outpatient lumbar puncture (LP) administration. We believe our approach will lead to rapid and broad expression of the ARSA enzyme in the CNS and peripheral nervous system (PNS), resulting in transformative clinical benefit. We sought and received initial non-binding advice from the FDA on our planned manufacturing processes, analytical methods, and preclinical studies for AFTX-001 and believe our plans are in accordance with this advice. We are currently conducting IND-enabling preclinical studies for AFTX-001 in the standard MLD mouse model. We anticipate an IND submission for AFTX-001 in the first half of 2023.

Our second product candidate, AFTX-002, is Anc80L65-trastuzumab for the treatment of brain metastases secondary to human epidermal growth factor receptor 2 overexpressing (HER2+) breast cancer (BMBC). BMBC is a common and deadly complication of HER2+ breast cancer with a median survival of only 18 months. Trastuzumab is an approved monoclonal antibody for the treatment of HER2+ breast cancer; however current methods of administration are impractical for achieving sustained therapeutic levels in the brain sufficient to be effective against BMBC. AFTX-002 is designed to be given as a one-time dose administered by LP to deliver the genetic code that enables the cells in the brain to produce their own trastuzumab in close proximity to the brain metastases. Our pharmacokinetic modeling analysis showed that the levels of trastuzumab in the brain achieved by our gene therapy approach are up to 100 times higher than those achieved by current methods of administration. We believe our approach results in trastuzumab levels in the brain that are clinically sufficient to control BMBC and will result in transformative clinical benefit. We anticipate an IND submission for AFTX-002 in the second half of 2023.

In addition to our MLD and BMBC programs, we are also engineering capsids for use in programs for Duchenne muscular dystrophy (DMD), myotonic dystrophy 1 (DM1) and cystic fibrosis (CF) via a multi-year collaboration that we entered into in 2020 with Vertex Pharmaceuticals Incorporated (Vertex). Under the terms of this arrangement, we are eligible to receive development, regulatory and sales-based milestone payments of up to $4.6 billion in the aggregate for all products and modalities. We are also eligible to receive tiered mid-single digit sales-based royalties for each licensed product, subject to customary offsets and deductions. We believe this collaboration with Vertex not only allows us to expand the therapeutic and modality footprint of our ART platform but also validates its potential.

We plan on using our initial programs as gateway indications, meaning that if the initial program is successful, we can utilize the capsid or genetic modality of that program for a wave of additional gene therapy product candidates. We believe this strategy may reduce development risks and accelerate timelines for subsequent programs and allow us to efficiently build portfolios in neurological, neuro-oncological, neuromuscular, pulmonary and other therapeutic areas.

Our ART Platform

Advances in human biology research have elucidated the genetic cause of many rare diseases and subpopulations of prevalent diseases over the past several decades, setting the stage for treating these diseases with gene therapies. However, we believe current gene therapy approaches using conventional AAV capsids, promoters and manufacturing approaches are limited in their tissue targeting specificity, cell expression and manufacturability, resulting in sub-optimal efficacy and toxicity and inconsistent product quality. This leaves many patients who could benefit from gene therapy without effective treatment options.

Our ART platform is created to address these key limitations of conventional gene therapies. The ART platform consists of three pillars:

(iv)	Novel capsids (cART): to enhance the tissue targeting specificity, immunologic profile and manufacturability of gene therapies;

(v)	Novel promoters (pART): to precisely modulate the expression of the therapeutic transgene in specific cell types; and

(vi)	Novel manufacturing approaches (mART): to improve quality, yields and scalability across multiple product candidates by using new processes, cell lines and transfection agents.

As illustrated below, our ART platform is highly versatile and broadly applicable across various modalities, tissue types and indications.

We believe our ART Platform has the potential to offer meaningful advantages over existing gene therapy approaches, including:

•

A systematic, reproducible approach to developing potential first-in-class and best-in-class gene therapy product candidates with higher probabilities of success. Our ART platform has been developed to rationally design capsids, promoters and manufacturing approaches that are tailor-made for each disease we seek to treat, with the following benefits:

•	Enhanced tissue targeting specificity

•	Improved cell-type specificity

•	Increased and tunable transgene expression

•

Versatility, modularity and applicability across therapeutic areas and modalities. Each pillar of our ART platform is a standalone asset while being synergistic with one another. We believe each pillar can be applied across tissues such as CNS, muscle, pulmonary, heart, kidney, or liver and similarly, across genetic modalities such as gene replacement, vectorized antibody, gene editing or RNA knockdown approaches.

•	Extensibility of gene therapy into additional indications and prevalent diseases. We believe our novel capsids, promoters and manufacturing approaches provide the following benefits:

•	Scalability to supply larger patient populations

•	Potential to evade preexisting antibodies

•	Ability to package larger transgenes in the capsid

•

State of the art technological capability. We engineer novel capsids using several cutting edge techniques, integrating: a powerful computational approach called ancestral sequence reconstruction (ASR); a barcoding technique that serves as a capsid tracking system; and

multiparametric high-throughput screening and comprehensive data analytics. We believe these technological capabilities offer the following significant advantages over existing methods:

•

Novelty: More than 80% of our capsids are functional as compared to published rates of less than 1% for competing approaches. More than 90% of our capsids are more than 5% divergent from conventional AAVs such as AAV9 as compared to published rates of less than 1% for competing approaches. We believe that the 5% threshold may provide us with additional intellectual property protections while providing biological benefits.

•

Multiparametric efficiency: By leveraging our unique barcode capsid / promoter tracking system, we are able to prosecute our entire library of capsids / promoters and analyze their characteristics in various tissues in one single experiment. We track multiple parameters across species and collect all the data to perform comprehensive analyses in order to select the best candidates.

•

Structure-function mapping: Our proprietary structure-function maps serve as rulebooks for the rational design of gene therapies. We believe our structure-function mapping represents a game-changing advancement opportunity in the gene therapy field similar to the developmental inflection driven by structure-activity relationships in small molecules and biologics many years ago.

We believe that together the three pillars of the ART platform have the potential to improve the efficacy, safety and manufacturability of our product candidates. We believe our ART platform provides us an engine for developing differentiated gene therapy product candidates.

Our Team and Investors

Our company is led by a team of seasoned executives with extensive experience in building successful companies and advancing transformational gene therapy technologies from discovery through approval and commercialization. The members of our leadership team have developed specialized expertise in the field of gene therapy through their experience at companies including AveXis, Inc. (AveXis), Editas Medicine, Inc. (Editas) and Novartis International AG, as well as The Gene Therapy Program at the University of Pennsylvania. For example, Rick Modi, our Chief Executive Officer and several other of our executive officers, as well as our chairman, Sean Nolan, the former chief executive officer of AveXis, were instrumental in the development and approval for AveXis’ Zolgensma, an AAV-based gene therapy product for the treatment of spinal muscular atrophy and Charles Albright, Ph.D., our Chief Scientific Officer, led the development of the CRISPR-based gene editing platform and its translation into clinical trials at Editas. Collectively, our management team has led or co-led more than 50 INDs and 20 regulatory license applications or product launches for new biologics or supplemental indications for approved biologics. Each of our three scientific co-founders is a pioneer in the field of gene therapy. Luc Vandenberghe, Ph.D., is an inventor of AAV9, Botond Roska, M.D., Ph.D., is a recognized leader in the optimization of promoters and Aaron Tward, M.D., Ph.D., is a pioneer in the application of high-throughput sequencing technologies.

Since inception in 2019, we have raised approximately $178 million from blue-chip biotech investors. In April 2021, we raised $110 million from Atlas Venture, Avidity Partners, Casdin Capital, EcoR1 Capital, Farallon Capital Management, F-Prime Capital, GV (formerly Google Ventures), Lonza, Mass General Brigham Ventures, New Enterprise Associates, Octagon Capital, Perceptive Advisors, RA Capital Management, TCG Crossover and Woodline Partners LP.

Our Pipeline

We are pioneering a new class of rationally designed gene therapies with potentially curative benefit in patients with both rare and prevalent devastating diseases. We plan to submit multiple IND applications through 2025. Our current pipeline is shown in the figure below.

Metachromatic Leukodystrophy

Our lead product candidate, AFTX-001, is for the treatment of MLD, a rare, rapidly progressive and fatal genetic disease. MLD is caused by a mutation in the ARSA gene, resulting in a deficiency of functional ARSA and leading to the accumulation of toxic levels of sulfatides, a class of lipids that contain a sulfate group, in the CNS and PNS and irreversible nerve damage. In the most common form of the disease, called late infantile MLD, patients experience difficulty in talking and walking, seizures, compromised vision and hearing, behavior and personality changes and early death typically before the age of eight years. Across all subtypes, we estimate that there are approximately 300 newly diagnosed cases of MLD every year and a population of approximately 5,300 people living with MLD in the United States, European Union and United Kingdom, representing a significant medical need.

AFTX-001 is rationally designed to deliver a functional ARSA gene with Anc80L65 as the capsid to restore adequate levels of ARSA enzyme activity via a one-time dose using LP administration. In preclinical studies, Anc80L65 has demonstrated rapid and broad gene expression in CNS with expression efficiency up to 40 times higher than the conventional capsid, AAV9. We are incorporating a transgene encoding human ARSA with enzyme activity that is five times higher than that of the native gene in preclinical models. The advantages of the LP route of administration are that LP requires a relatively small dose of the gene therapy and has historically had fewer systemic adverse events. We believe our approach will lead to rapid and broad expression of ARSA in the CNS and PNS, reductions in sulfatide levels, and improved clinical benefit. We sought and received initial non-binding advice from the FDA on our planned manufacturing processes, analytical methods, and preclinical studies for AFTX-001 and believe our plans are in accordance with this advice. We are currently conducting IND-enabling preclinical studies for AFTX-001 in the standard MLD mouse model. We anticipate an IND submission for AFTX-001 in the first half of 2023.

We believe that success in MLD would validate our ART platform’s ability to deliver an enzyme to the CNS with a one-time LP dose and serve as a gateway for a franchise of additional CNS diseases delivering a gene replacement modality using the Anc80L65 or other proprietary capsid.

Brain Metastases Secondary to HER2+ Breast Cancer (BMBC)

Our second product candidate, AFTX-002, is initially being developed for the treatment of BMBC, a common and deadly form of cancer. An estimated 282,000 women are diagnosed with breast cancer in the United States alone per year and 44,000 die from the disease. Approximately 15% of breast cancers overexpress HER2 and are considered to be more aggressive. Brain metastases occur in up to 50% of patients with metastatic HER2+ breast cancer and are a major limitation of life expectancy and quality of life. We estimate that there are approximately 20,000 newly diagnosed cases of BMBC every year and approximately 58,000 prevalent patients in the United States, European Union and United Kingdom, which we believe represents a substantial market opportunity.

AFTX-002 is rationally designed to deliver a gene that enables the cells to produce trastuzumab, an approved antibody that has been shown to be effective against HER2+ cancer. However, current methods of administration are impractical for achieving sustained therapeutic levels in the brain sufficient to be effective against BMBC. Our proprietary Anc80L65 capsid has shown rapid and broad gene expression in the brain in preclinical models. We intend to administer AFTX-002 via a one-time dose using the LP route to deliver the genetic code that enables the cells in the brain to produce their own trastuzumab in close proximity to the brain metastases. Our pharmacokinetic modeling analysis showed that the levels of trastuzumab in the brain achieved by our gene therapy approach are up to 100 times higher than those achieved by current methods of administration. We believe our approach results in trastuzumab levels in the brain that are clinically sufficient to control BMBC and will result in transformative clinical benefit. We anticipate an IND submission for AFTX-002 in the second half of 2023.

We intend to initially study AFTX-002 for the treatment of patients with BMBC. If successful, we plan to expand the development plan for AFTX-002 to prevent brain metastases from occurring in patients with HER2+ breast cancer who are at high risk of brain metastases, a much larger population.

We believe that initial success in BMBC would demonstrate our ability to effectively deliver an antibody to the CNS with a one-time LP dose and would serve as a gateway to a franchise of additional CNS diseases, including many neurodegenerative diseases, delivering a vectorized antibody modality using the Anc80L65 or other proprietary capsid.

In addition to our MLD and BMBC programs, we are also engineering capsids that may be used in programs for Duchenne muscular dystrophy (DMD), myotonic dystrophy 1 (DM1) and cystic fibrosis (CF), via a multi-year collaboration that we entered into in 2020 with Vertex Pharmaceuticals Incorporated (Vertex). Under the terms of this arrangement, we are eligible to receive development, regulatory and sales-based milestone payments of up to $4.6 billion in the aggregate for all products and modalities. We are also eligible to receive tiered mid-single digit sales-based royalties for each licensed product, subject to customary offsets and deductions. We believe this collaboration with Vertex not only allows us to expand the therapeutic and modality footprint of our ART platform but also validates its potential.

Duchenne Muscular Dystrophy

We are pursuing DMD as part of a multi-disease collaboration with Vertex. DMD is a genetic disease caused by a mutation in the gene for dystrophin, a structural protein essential to maintaining proper muscle function. Patients with DMD experience muscle degeneration, loss of mobility and premature death. We estimate that there are approximately 20,000 patients with DMD in the United States and Europe. Under the terms of the collaboration, we are engineering for Vertex a novel capsid that is optimized for use in muscle, which could be applied to DMD.

Myotonic Dystrophy 1

We are pursuing DM1 as part of our collaboration with Vertex. DM1 is a genetic disease caused by a mutation in the myotonic dystrophy protein kinase gene. Patients with DM1 experience muscle degeneration and weakness and sometimes reduced life expectancy. We estimate that there are approximately 20,000 severely affected patients in the United States and Europe. Under the terms of our agreement, Vertex has rights to use the same capsid we are engineering for the DMD program for DM1 as well.

Cystic Fibrosis

We are pursuing CF as part of our collaboration with Vertex. CF is a genetic disease affecting the lung and other organs caused by mutations in the cystic fibrosis transmembrane conductance regulator (CFTR) gene. Patients with CF experience trouble breathing, recurrent infections, gastrointestinal disturbances and reduced life expectancy. We estimate that there are approximately 83,000 people with CF in the United States, Europe, Canada and Australia. Approximately 10% of these people cannot benefit from treatment with CFTR modulators but may benefit from genetic therapies. Under the terms of the collaboration, we are engineering for Vertex a novel capsid that is tailored to achieve high expression in the target cells relevant to CF in the lungs.

Undisclosed Program

We are pursuing one additional undisclosed indication as part of our collaboration with Vertex, leveraging our research to engineer novel capsids with high expression in certain tissues.

Additional Programs

The modularity of our ART platform allows us to use initial programs as gateway indications, meaning that success in a given indication may open up a franchise addressing additional indications reliant on the same capsid or modality and may potentially reduce risks and accelerate timelines. We plan to leverage the potential success of our initial programs in MLD, BMBC, DMD, DM1 and CF to pursue a wave of additional indications in CNS, muscle and pulmonary disease utilizing the same capsid or modality, while ensuring that the target disease biology is well understood and preferably clinically validated.

In addition, we are in the process of identifying additional capsids for deep CNS regions, heart and kidney applications. We plan to submit multiple IND applications through 2025 targeting both rare and prevalent devastating diseases.

As illustrated in the figure below, we plan to use initial programs as gateway indications to additional diseases leveraging the same capsid or modality. We leverage favorable results on capsids to unlock new waves of diseases we can pursue in additional tissue types.

Our Strategy

We are pioneering a new class of rationally designed gene therapies with potentially curative benefit in patients with both rare and prevalent devastating diseases. We plan to execute on the following key strategies:

•

Advance our lead product candidates with our proprietary Anc80L65 capsid into clinical development in MLD and BMBC, indications with clinically-validated biological targets and established biomarkers. Our proprietary Anc80L65 capsid has demonstrated significantly improved CNS tissue targeting specificity in preclinical studies as compared to AAV9, the conventional capsid utilized for CNS diseases. We are leveraging Anc80L65 for the development of our initial product candidates, for the treatment of MLD and BMBC, CNS indications which have a dire medical need. MLD is a rare progressive and fatal genetic disease and BMBC is a common and deadly complication in patients with breast cancer. We believe these programs have enhanced probability of success because these diseases have clinically validated biological targets, well established biomarkers and clinical and regulatory precedents. For these programs, we are using the LP route of administration, which requires a relatively small dose of the gene therapy and has historically had fewer systemic adverse events. We believe that our progress in these indications will serve to validate our ART platform and serve as gateways to build franchises addressing additional indications for gene replacement and vectorized antibody modalities.

•

Create a deep and expansive pipeline across multiple therapeutic areas, leveraging the broad applicability and modularity of our ART platform. We believe the versatility of our ART platform, coupled with our experienced team, uniquely positions us to develop a deep and expansive pipeline of differentiated product candidates. Our indication selection process is driven by a dire medical need, compelling scientific rationale and the ability of our ART platform to strongly differentiate our product candidates to potentially provide a transformative clinical benefit. Where possible, we aim to pursue biological targets validated clinically by other modalities, begin our clinical development in a patient population enriched to show the effects of our product candidate and leverage biomarkers for early clinical reads and potential accelerated regulatory approval pathway. We plan to submit multiple IND applications through 2025, targeting both rare and prevalent devastating diseases.

•

Solidify our leadership in the field by advancing our ART platform and setting new standards for gene therapy. We are rationally designing novel capsids with improved tissue targeting specificity, immunological profiles and manufacturability, promoters to precisely modulate transgene expression in specific cell types, and improved manufacturing approaches. We are utilizing technologies such as optimized plasmids, cell lines and transfection agents to improve quality, yields and scalability. We plan to build our own gene therapy manufacturing plant, initially for clinical supply and later for commercial supply, if any of our product candidates are approved.

•

Selectively pursue strategic partnerships to maximize the potential and therapeutic reach of our ART platform. We intend to evaluate and enter into selective synergistic partnerships to complement our technologies and unlock the value of our ART platform in diseases and geographies outside our core expertise and focus. We believe this approach will expand our therapeutic and modality footprint efficiently by leveraging our partners’ expertise.

•

Continue to recruit world-class talent and foster a culture of performance and innovation to build a leading fully integrated gene therapy platform company. We believe that the gene therapy field is a highly specialized area and that experienced talent in key leadership and technical roles is a strategic advantage. We intend to continue to seek out, attract and retain a world-class team. We have created a thoughtful set of values, incentives and people development solutions to foster a culture for sustained innovation and performance.

Background on Gene Therapy

Gene therapies address the root genetic cause of a disease and offer a potentially curative benefit in these diseases via a one-time dose. The recent approvals of Spark Therapeutics’ Luxturna and AveXis’ Zolgensma show the life-changing benefits gene therapies can bring to patients with rare diseases.

Biology and structural features of AAVs, and implications regarding activity

The key components of a gene therapy are the therapeutic transgene, the promoter and the capsid as shown in the figure below. We believe conventional AAV capsids, promoters and manufacturing approaches are limited in their tissue targeting specificity, cell-type specific expression, packaging efficiency and manufacturing quality, yields and scalability. We are leveraging recent technological and genetic innovations to advance these areas and pioneer a new class of rationally designed gene therapies that treat both rare and prevalent diseases.

The key components of a gene therapy are the therapeutic transgene, the promoter and the capsid.

The therapeutic transgene is a functional copy of the target gene that is dysfunctional in the disease of interest. The transgene can include instructions for the cell to start expressing a new protein that it didn’t make before (gene replacement), to program the cell to express a therapeutic protein that it wouldn’t typically make on its own (gene addition), such as an antibody (vectorized antibodies), to change the genetic code of a cell to modify a gene (gene editing) or to interfere with the cell’s ability to express a specific protein that is causing disease (RNA knockdown).

The promoter is a specific sequence in the DNA that regulates when, in which cell types, and how much the cell reads and transcribes the genetic code for the therapeutic transgene. Promoters can enable the therapeutic transgene to be expressed in all cell types or in specific cell types preferentially, as well as control the magnitude of expression by which the genetic code is read and thus, the corresponding therapeutic effect.

There are different vehicles that can be used to package and transport the therapeutic transgene and the promoter to targeted cells. The most common approach, used in more than a hundred preclinical and clinical programs currently, is to use the outer shell of a virus, or a capsid. AAV capsids are commonly used and the protein shell of these viruses is used to protect the therapeutic transgene inside. AAVs are the preferred capsids in more than two-thirds of product candidates as they do not replicate on their own, have not been implicated in clinical trials to package DNA into the host cell genome, and aren’t known to cause human disease.

For a gene therapy to work effectively, the capsid must enter the target tissues and cell types, deliver the therapeutic transgene and promoter to the nucleus of the cells, and allow the cells to read its genetic code with sufficient magnitude to have the desired effect as shown in the figure below.

A gene therapy works when the capsid is internalized by the cell, delivers the therapeutic transgene and promoter to the nucleus and the genetic code is read and copied to produce the therapeutic protein. The copying of the genetic code for production is called transcription. The transgene is said to be expressed when the protein that it encodes for is ultimately produced in a process called translation.

We believe that the gene therapy field has been focused on a small number of rare diseases because of its reliance on conventional AAV capsids, promoters and manufacturing approaches, which are limited in their tissue targeting specificity, cell-type-specific expression, packaging and manufacturing quality, yields and scalability. We believe that addressing these challenges will result in significantly enhanced efficacy, safety and manufacturability and the fulfillment of the full promise of gene therapies to treat both rare and prevalent diseases.

Specifically, we believe that conventional capsids, promoters and manufacturing approaches have the following limitations:

Poor tissue targeting specificity: Conventional AAV capsids are often unable to reach their targeted tissues adequately to treat diseases in those tissues. Furthermore, when administered systemically, conventional capsids typically end up in multiple, off-target tissues instead. This limits their potential efficacy and increases off-target toxicity. For example, AAV8, a conventional capsid sometimes used for muscle disease, has been associated with liver-related deaths in some children, due to its off-target accumulation in liver. Capsids that have better tissue targeting specificity may provide better efficacy and safety profiles. The ability to de-target the liver is of high importance for systemically administered gene therapies.

Inadequate magnitude of expression: When conventional capsids are able to reach target tissues, the breadth with which they distribute through that tissue and the proportion of cells that they enter can be limited. Similarly, conventional promoters are often limited in the magnitude with which they enable the transgene to be read. These factors limit the amount of protein expressed and the potential efficacy of the gene therapy or require a higher dose to be used resulting in toxicities. For example, AAV9, the standard conventional capsid for CNS diseases, has limited distribution in deep brain regions, which is important for diseases such as Alzheimer’s. Capsids that can adequately deliver their transgene to the CNS and promoters that can increase the magnitude with which the transgene is read could fill a large medical need in the treatment of neurodegenerative diseases.

Low level of cell-type specificity: Conventional capsids are unable to enter certain cell types, which is a requisite step to deliver the therapeutic transgene and promoter to the cell nucleus. This limits the diseases amenable to treatment with conventional capsids. Furthermore, most conventional promoters are not specific to cell types, which causes the therapeutic transgene to produce its protein ubiquitously in many cell types throughout the body. This has the potential to cause toxicity in cells where high protein expression is damaging, such as has been seen, for example, in the dorsal root ganglia, a complex of nerve cells. Promoters that provide cell-type specific regulation to silence transgene expression in the dorsal root ganglia could reduce potential toxicity.

Inability to titrate expression: Conventional promoters are typically in a perpetual “on-state”. However, this can be limiting in diseases where over-producing the protein is known to be harmful, such as Rett syndrome. In such diseases, promoters that can be induced, modulated or turned off with a tunable switch are desirable.

Low packaging efficiency: The amount of space available in a conventional AAV capsid for the therapeutic transgene, the promoter and any other genetic material, is approximately 4.7 kilobases. Conventional promoters are relatively large, leaving limited space for the therapeutic transgene. A commonly used promoter called chicken beta actin (CBA), for example, is 1.6 kilobases and leaves only 3.1 kilobases of space for the therapeutic transgene, which significantly restricts the number of addressable diseases. Being able to design small promoters or large synthetic capsids may enhance the packaging efficiency in the capsid and increase the number of diseases amenable to treatment with gene therapy.

Neutralization by preexisting antibodies: People are naturally exposed over time to conventional AAVs and develop neutralizing antibodies, an immune response, against them. As a result, these capsids tend to be less effective, especially in adult patients and if given systemically. Since neutralizing antibodies are specific to naturally occurring AAV capsid, we believe that rationally designed capsids that are more divergent from conventional ones are less likely to be neutralized by these antibodies and can expand the utility of gene therapies to new diseases and larger populations.

Low manufacturability: Current AAV gene therapy manufacturing is a highly specialized process and requires complex methods to generate, purify and characterize AAV products. Many current production processes were developed in academic research settings intended for small scale use leading to issues with scalability, low yields and sometimes inconsistent product quality which results in potential adverse events. For example, some manufacturing processes result in a product where a higher proportion of capsids do not contain the necessary therapeutic transgene, which can necessitate a higher dose and can increase the risk of toxicities. Increasing clinical and commercial demand for gene therapy manufacturing has resulted in limited available capacity for new clinical program development. The choice of capsid, the cell line in which it is produced and the manufacturing approach used are among the key factors that affect quality, yields and scalability. Methodical selection of capsid, cell lines and manufacturing approaches and investment in manufacturing capacity can significantly improve cost, timeliness and quality of product.

To date, the field has, perhaps as a matter of convenience and speed, turned to naturally occurring capsids such as AAV8 and AAV9, historically available promoters such as CBA and academic manufacturing approaches such as the triple transfection method in empiric cell lines. The first generation of gene therapies that have emerged, such as Luxturna and Zolgensma, are promising; however, we believe the limitations of conventional approaches are restricting the diseases to which gene therapy may be applied and holding the field back from realizing its full potential.

Our Solution

The Affinia Rationally-designed Therapies (ART) Platform

Advances in human biology research have elucidated the genetic cause of many rare and prevalent diseases over the past several decades. Still, limitations in the technology underlying gene therapy have left patients with a dire lack of effective treatment options. We created the ART platform leveraging recent technological advances to address the current limitations of the field and to fulfill the full promise of gene therapy. We are pioneering a new class of rationally designed gene therapies that treat both rare and prevalent diseases.

Our ART platform is versatile and modular, which enables us to build a deep pipeline of differentiated product candidates across multiple therapeutic areas and genetic modalities, including gene replacement, vectorized antibody, gene editing or RNA knockdown approaches. Similarly, our ART platform is designed to be applicable to any tissue of interest including the CNS, muscle, lung, heart, kidney or liver. The pillars and potential applications of our ART platform are shown in the figure below.

Our ART platform is highly versatile and broadly applicable across various modalities, tissue types and indications.

Our ART platform has been highly productive in generating product candidates. We believe we have developed a one-time dose solution to address the historical challenge of delivering proteins, such as enzymes and antibodies, to the CNS including deep brain regions. Similarly, we believe we have a unique liver de-targeting solution to address the risk of liver toxicity of systemically administered gene therapies, which is important, for example, for muscle diseases.

Key Pillars

Our ART platform is created to address the key limitations of conventional gene therapies. The ART platform consists of three pillars:

(i)	Novel capsids (cART): to enhance tissue targeting specificity, immunologic profile and manufacturability;

(ii)	Novel promoters (pART): to precisely modulate the expression of the therapeutic transgene in specific cell types; and

(iii)	Novel manufacturing approaches (mART): to improve quality, yields and scalability across multiple product candidates by using new processes, cell lines and transfection agents.

We believe our ART platform can offer meaningful advantages over existing gene therapy approaches as shown in the figure below and may also allow a lower dose of our gene therapy to be used.

We are leveraging recent technological developments including next-generation sequencing, single-cell analytics, and machine learning in our proprietary methodologies to build the structure-function maps of gene therapies. We are applying these methodologies to rationally design gene therapies with the aim of predictably providing the efficacy, safety and manufacturability desired for the particular disease.

cART Platform for Novel Capsids

The first pillar of our platform is novel capsids, which emerged from methods initially developed in the laboratories of our scientific co-founder, Luc Vandenberghe, Ph.D., an inventor of AAV9.

Prediction and reconstruction of novel putative ancestral capsids. We engineer novel capsids using ASR, a powerful computational approach, leveraging insights from the natural evolutionary path of AAVs. Our approach has enabled us to not only predict the protein sequences and structures of capsids, but also reconstruct AAVs that are putative ancestors of naturally occurring AAV capsids, which allows us to identify variants with favorable properties.

We design and manufacture these novel capsids and track them individually using unique DNA or RNA barcodes. Libraries of capsids are then tested in experiments where we rank order for performance on various parameters that include tissue targeting specificity, cell-type specific expression, packaging efficiency and manufacturing and cell type specificity, magnitude of transduction and expression, packaging efficiency, immunological profile and manufacturing yields. We generate terabytes of data on both the best and worst performing capsids using next-generation sequencing, which is the same technique used to map the human genome. Lastly, we apply comprehensive analyses to these data and leverage machine learning to identify both top performing capsids and correlates between performance and underlying capsid structure. The more experiments we perform, the more robust the structure-function maps we develop.

Our proprietary library

We believe our approach provides us with significant advantages. We use ASR as the basis for capsid library design and barcodes as unique identifiers for each capsid. This allows us to conduct multiparametric high-throughput screens where the entire library is interrogated across a series of experiments generating rich datasets. Our data analyses enable us to create proprietary structure-function maps for future rational design of capsids. As a result, in our proprietary library of approximately 38,000 synthetic AAV capsids, more than 80% are functional. More than 90% of our proprietary capsids are more than 5% divergent in structure from naturally occurring capsids. We believe that the 5% threshold may provide us with additional intellectual property protections while providing biological benefits. In published reports of other novel AAV capsid libraries, others have typically achieved less than 1% functional capsids and less than 1% structural divergence from naturally occurring capsids. We continue to expand our library to fulfill our vision of designing capsids that can become new standards for the gene therapy field. We anticipate developing one or two next-generation capsids for each major tissue in the next few years.

Our first library, called Anc80, computationally reconstructed the ancestral family tree for AAV2, AAV8 and AAV9 as shown in the figure below and was created by the Vandenberghe lab. AAV9 was chosen because of its CNS targeting. AAV8 and AAV2 were chosen because the former is liver-tropic and the latter less so. The aim was to understand the structural differences in the capsids that could explain their functional differences in liver and CNS targeting, to enable the design of better capsids.

Phylogeny of common AAVs was derived in order to create novel Anc libraries shown as blue nodes. The Anc80 library was constructed from the ancestral node for AAV2, AAV8 and AAV9, shown in green.

The imputed phylogenetic tree of these three AAV capsids was reconstructed in much the same way as human geneticists trace likely genetic lineages of families. In reconstructing the evolutionary path of the capsids, it was discovered that the majority of the sites in the capsid protein were highly conserved across the three AAV capsids, indicating that these sites were likely critical to viability of the overall capsid and thus evolutionarily conserved.

However, the genetic analyses could not predict the exact amino acid at eleven sites in the capsid protein, indicating that these sites might be important determinants of functional parameters such as CNS or liver targeting. To methodically determine the impact of toggling these sites, a library was constructed that collectively toggled each of these sites with one of two amino acids at each site as shown in the figure below.

Our Anc80 library was designed by comparing the genetic sequences of AAV 2, 8 and 9 and reconstructing their evolutionary path. Sites that were evolutionarily conserved, shown in grey, were believed to be necessary for survival and were retained in the library design. Eleven sites with potential variability, shown by arrows, were believed to be responsible for functional diversity and were varied two states per position, shown in blue and green, in the library design.

This initial library contains 211, or 2048, members. The library was manufactured incorporating a unique barcode in each capsid and was tested in experiments to identify top performing capsids for a number of parameters as well as to understand correlates between capsid structure and functional parameters.

Anc80L65, a next generation CNS capsid

We believe our cART platform has yielded a one-time dose solution to the historical challenge of delivering therapeutics such as enzymes and antibodies across the blood brain barrier. An initial screen identified a top performing capsid, Anc80L65, which is 101 amino acids, or 13.8%, divergent from AAV9, the current standard for CNS delivery of gene therapy as shown in the figure below.

Anc80L65 is 13.8% amino acids divergent from AAV9. Green bars represent the 101 amino acid sites that are different out of a total of 736 amino acids.

Anc80L65 shows improved CNS targeting as compared to AAV9. In multiple preclinical studies conducted by us and others, Anc80L65 has shown significantly improved CNS tissue targeting specificity, transduction and expression efficiency and immunological profile as compared to AAV9. Experiments were conducted by Eloise Hudry, Ph.D., an external investigator, who quantitatively evaluated the gene transfer efficiency of Anc80L65 versus AAV9 four weeks after intravenous injection. C57BL/6 mice were administered an intravenous injection of Anc80L65 or AAV9 at a dose of 4 x1013 gc/kg vector with green fluorescent protein (GFP) as the gene. No adverse events were reported. The study is published in the scientific journal Molecular Therapy - Methods and Clinical Development.

The group observed that Anc80L65 led to a statistically significant greater number of neuron and astrocyte cells positive for GFP in the cortex, the region of interest in the brain, than a similar construct with an AAV9 capsid as shown in the figure below. Neurons and astrocyte cells, which are non-neuronal cells in the nervous system, are two of the four major cell types in the CNS. These cell types are key cell types in many cortical CNS diseases.

In mice, Anc80L65 transduced a statistically significantly higher proportion of neurons and astrocytes than AAV9 at the same dose with systemic injection using GFP as the gene.

The Hudry group also studied the effects of the Anc80L65 and AAV9 capsids by injection into a chamber of the brain of mice using the GFP gene via intracerebroventricular (ICV) delivery. In this experiment, C57BL/6 mice were administered an ICV injection of Anc80L65 or AAV9 at a dose of 4.5 x1010 gc/injection site. There were three mice per group. No adverse events were reported.

The results showed that Anc80L65 led to greater transduction and expression in multiple brain regions as compared to AAV9, including in the cerebellum and the choroid plexus, as shown in the figure below.

Widespread distribution of Anc80L65 was seen as compared to AAV9 at the same dose after ICV injection using GFP as the gene. Images show the GFP fluorescence distribution in different brain regions: (A) the injection site (Inj), the ventricles (Vent), the cortex (Ctx), hippocampus (Hpc) and cerebellum and (B) the choroid plexus.

Anc80L65 shows improved transduction and expression efficiency. The Hudry group also conducted experiments of gene therapy using Anc80L65 and AAV9, to quantitatively and qualitatively determine the kinetics and localization of Anc80L65 versus AAV9 out to 42 days after intravenous injection. BALB/c mice were administered an intravenous injection of Anc80L65 or AAV9 at a dose of 2x1012 gc/kg with luciferase as the transgene. Luciferase is from a class of oxidative enzymes that produce bioluminescence. The mice were imaged at days 3, 7, 21 and 42 post injection. There were 5 mice per group. No adverse events were reported. This study was not powered for statistical significance.

The Hudry group observed that Anc80L65 led to approximately ten-fold higher bioluminescence at day three post-treatment when compared to AAV9. By day 21, the bioluminescence with Anc80L65 increased by approximately three-fold more while that with AAV9 remained constant as shown in the figure below. The magnitude and speed of transduction of a capsid and expression of a transgene are important factors determining its potential effectiveness in treating diseases.

Anc80L65 led to higher and faster gene transduction than AAV9 at the same dose after systemic injection in mice with luciferase as the gene. The blue bioluminescence shows expression of the luciferase enzyme. The head region of the mice is shown to demonstrate CNS effect. The graph shows quantified results. The panels show optical imaging. The limited blue color for AAV9 at day 7 is in the liver region and typical for AAV9.

Anc80L65 shows reduced cross-reactivity to neutralizing antibodies vs. conventional capsids. A limitation of conventional AAV capsids is that humans may have been exposed to similar capsids previously in nature, causing an immune response, and subsequent production of neutralizing antibodies against these capsids. This prior exposure and the resulting preexisting neutralizing antibodies could render a therapeutic utilizing similar capsids ineffective, especially when given systemically. It is believed that the external surface of a capsid is primarily responsible for this phenomenon.

The external surface of the synthetically designed capsid Anc80L65 is significantly distinct from conventional AAVs. An in vitro study was conducted by the Vandenberghe group, our scientific co-founder, to quantitatively evaluate the cross-reactivity of Anc80L65 versus conventional capsids. The study was conducted prior to the inception of our company. In this study, Anc80L65 was tested in vitro against antibodies raised in rabbit serum to be cross-reactive to other AAVs. Cross-reactivity of the rabbit serum reagent against Anc80L65 was not seen versus the structurally highly divergent capsids, AAV5 and rh32.33, while AAV2, AAV6.2 and AAV8, presumed descendants of Anc80L65, demonstrated low level cross-reactivity with between 16– and 1024–fold reduced neutralization as compared to the homologous virus. Among Anc80 lineage members, no cross-reactivity was observed above the limit of sensitivity for AAV9 and rh.10. The results are shown in the figure below. This study was not powered for statistical significance. The study is published in the scientific journal Cell Reports.

Designing novel capsids that are less cross-reactive with conventional AAVs may allow dosing of gene therapies in patients with preexisting AAV immunity, which is a current impediment to the utility of gene therapies in prevalent diseases. It may also allow re-dosing, for example, if a patient has a need for two different gene therapies for two different diseases.

Anc80L65 showed little to no cross-reactivity to neutralizing antibodies vs. conventional capsids. The y-axis is the cross-reactivity of Anc80L65 against a number of conventional capsids. The x-axis is the reciprocal of the dilution it takes to see cross-reactivity. Higher numbers denote more cross-reactivity. Grey bars are controls and green bars are the results for Anc80L65 vs. the conventional capsid tested.

We believe the results of these experiments in mice, as well as what we have observed in NHPs, demonstrate the potential of Anc80L65 to be the new standard for gene therapy in CNS tissues, and we are leveraging Anc80L65 for initial applications in CNS.

We are also identifying additional capsids for applications in deeper CNS regions, which we believe will allow us to address another wave of diseases.

Rationally Designing a Next Generation Muscle Capsid

The cART platform has also allowed us to rationally design capsids that de-target the liver and target the muscle, potentially meeting a significant need in muscle diseases. A key limitation of systemically administered gene therapies using conventional AAV capsids, for example, in muscle applications, is their high tropism, or propensity, for the liver. Not only does transduction of the liver lead to a reduced amount of therapy reaching targeted tissues such as the muscle, but high levels of liver transduction can also lead to hepatotoxicity. The use of AAV8 for example has limited utility in muscle diseases due to its liver-related fatalities in children. Also, the FDA label for Zolgensma, which uses a systemically-delivered AAV9, carries a black box warning for the risk of serious liver injury.

The Anc80 library was designed by the ASR method to elucidate the structure-function map for liver targeting with the goal that we could “turn off” this potential toxicity in future capsids via rational design techniques.

To analyze the structural determinants of liver targeting, the barcoded Anc80 library was administered systemically in preclinical animal models and the transduction efficiency was quantitatively analyzed in various tissues. An initial study in a mouse model was conducted by the Vandenberghe group, our scientific co-founder, prior to the inception of our company. C57BL/6 mice were administered an intravenous injection of the barcoded Anc80 library consisting of 2,048 different barcoded capsids with the readout being barcode counts in the liver using DNA 28 days after injection. Animals were euthanized 28 days post-injection, livers were collected and analyzed for the various barcodes to uncover any correlation between their underlying structure and their biological property of liver tropism. No adverse events were reported.

The Vandenberghe group then undertook a subsequent study with a similar design, to quantitatively screen the barcoded Anc80 library via intravenous injection in nonhuman primates. The study was conducted prior to the inception of our company. Rhesus macaques were administered an intravenous injection of the barcoded library consisting of 2,048 different barcoded capsids with the readout being barcode counts in the liver using DNA 28 days after injection. Animals were euthanized 28 days post-injection, livers were collected and analyzed for the various barcodes to uncover any correlation between their underlying structure and their biological property of liver tropism. No adverse events were reported.

In both the mouse and the NHP study, the analysis showed that changes in a single amino acid in one specific position led to significantly reduced ability of those capsids to transduce the liver. The ability to de-target the liver was observed in both the mouse model as shown in the first figure below, and in the NHP model as shown in the second figure below. The degree of liver de-targeting observed was also substantial. The fact that these findings were observed across both mouse and NHPs suggests that these effects may translate to humans.

Structure-function map for liver de-targeting in mouse model:

A single amino acid change, Alanine shown in blue versus Glycine shown in orange, at a specific position called Position 266 in the AAV sequence was correlated with lower levels of liver transduction. The y-axis represents the concentration in the liver for each member of the library as compared to the library that was injected as an index. The x-axis represents the number of capsids for each member of the library as compared to an index. The data is for the Anc80 library administered systemically in a mouse study with a day 28 DNA readout. Capsids with Glycine at Position 266 were more liver targeting than those with Alanine.

Structure-function map for liver de-targeting in an NHP model:

A single amino acid change, Alanine shown in blue versus Glycine shown in orange, at a specific position called Position 266 in the AAV sequence was correlated with lower levels of liver transduction. The y-axis represents the concentration in the liver for each member of the library as compared to the library that was injected as an index. The x-axis represents the number of capsids for each member of the library as compared to an index. The data is for the Anc80 library administered systemically in an NHP study with a day 28 DNA readout. Capsids with Glycine at Position 266 were more liver targeting than those with Alanine.

Applying the learnings of Anc library liver de-targeting to AAV9. We rationally designed and engineered this single amino acid change into a conventional AAV9 capsid to create a novel AAV which we called ATV-0002.

We conducted a study to qualitatively and quantitatively determine the transduction efficiency and biodistribution of an intravenous injection of ATV-0002 compared to AAV9 using GFP as the transgene in C57BL/6 mice. The study was performed at a contract research organization. Animals were injected intravenously at a dose of 2.37e12 vg/animal for AAV9 and 2.16e12 for ATV-0002. The study duration was 28 days and there were three mice per group. As a control, one mouse/group received an intravenous injection of a control called IOWA formulation buffer. The vector genome level was normalized to mouse genome copies X2. No adverse events were reported.

In this study, we observed that ATV-0002 effected an approximately 1,500-fold reduction in liver targeting in mice. Mice that were administered ATV-0002 containing the gene for GFP had statistically significantly lower fluorescence in the liver than those that received an identical dose of AAV9 GFP construct as shown in the figure below. This study was not powered for statistical significance.

ATV-0002, our rationally designed liver de-targeted capsid, showed significantly lower liver expression as compared to AAV9 at the same dose at day 28 after systemic injection in mice using GFP as the gene. GFP expression shows up as brown areas in the immunohistochemistry images (left) and mRNA expression is quantified in the graphs (right).

Following the mouse study, we conducted a similar study to qualitatively and quantitatively determine the biodistribution and expression of an intravenous injection of ATV-0002 compared to AAV9 using GFP as the gene in nonhuman primates. The study was performed at a contract research organization. Cynomolgus macaques were injected intravenously at a dose of 3x1013 gc/kg of vector. The study duration was 21 days and there were three animals per group, plus one animal that was given formulation buffer as a control. The mRNA expression level was normalized to a housekeeping gene x100. No adverse events were reported. The IHC and mRNA results of the NHP studies, shown below, recapitulated the results observed in the prior mouse studies. ATV-0002, our rationally designed liver de-targeted capsid, showed statistically significantly lower liver expression as compared to AAV9, with GFP expression showing as brown areas in the immunohistochemistry images (left) and mRNA expression quantified in the graphs (right). This study was not powered for statistical significance.

ATV-0002, our rationally designed liver de-targeted capsid, showed significantly (p<0.05) lower liver protein and mRNA expression than AAV9 at the same dose at day 21 after systemic injection in NHP using GFP as the gene. GFP expression shows up as brown areas in the immunohistochemistry images (left) and mRNA expression is quantified in the graphs (right).

Designing muscle targeting to our liver de-targeted capsid. The next step in the rational design of our liver de-targeted capsid was to improve muscle targeting to address muscle diseases. We have in-house expertise in the design and screening of peptide sequences attached to AAVs and their effects on tissue targeting specificity including the muscle. To enhance targeting of muscle, we engineered a short peptide, which we designed to be attached to the surface of a capsid. We believed this engineered peptide would better enable the capsid to enter muscle cells. To methodically test this hypothesis, we designed two new AAV capsids. The first novel capsid, ATV-0003, was a conventional AAV9 modified only with the peptide insertion. The second novel capsid, ATV-0024, added the peptide insertion to ATV-0002, the liver de-targeted capsid.

ATV-0024 shows liver de-targeting and enhanced muscle targeting. In studies that we conducted in mice, we observed that ATV-0024 retained the ability to de-target the liver while also enhancing the targeting of muscle.

In these studies, C57BL/6 mice were systemically administered either AAV9, ATV-0002, ATV-0003 or ATV-0024, each containing the gene for GFP. The study was performed at a contract research organization. Animals were injected intravenously with either 1x1013 gc/kg or 5x1013 gc/kg of vector. The study duration was 28 days and there were nine groups of mice, with two-to-three mice per group. No adverse events were reported. After 28 days, immunohistochemistry was used to assess tissue expression of GFP. Mice that received AAV9 had intense staining of the liver. Staining of the muscle in these mice was close to the background-level staining observed in mice that did not receive any AAV. In contrast, staining results indicated that administration of ATV-0002 led to significant de-targeting of the liver, consistent with prior experiments. ATV-0003 targeted the muscle as expected and showed concomitant staining of muscle, but because it lacked the genetic change to de-target the liver, the liver also showed intense staining. ATV-0024 demonstrated the combined features of both ATV-0002 and ATV-0003 showing strong staining of the muscle and greatly reduced staining of the liver compared to AAV9. The results are shown in the figure below. We believe that the demonstration of the additive effects of two structural changes to engineer a designer capsid with two desirable attributes for a disease is a first in the field.

ATV-0024, our rationally designed liver de-targeted plus muscle targeted capsid, showed significantly (p<0.05) lower liver protein and mRNA expression and significantly higher muscle protein and mRNA expression than AAV9 at the same dose at day 28 after systemic injection in mice using GFP as the gene. The functional parameters of ATV-0024 combined those of ATV-0002, our liver de-targeted capsid, and ATV-0003, our muscle targeted capsid. GFP expression shows up as brown areas in the immunohistochemistry images (left) and mRNA expression is quantified in the graphs for liver and muscle (right). The data shown for muscle is of the quadriceps, a leg muscle.

Following the mouse study, we conducted a study to quantitatively determine the biodistribution and expression of an intravenous injection of ATV-0024 compared to AAV9 using GFP as the transgene in nonhuman primates. The study was performed at a contract research organization. In this study, marmosets were used as the nonhuman primates. Marmosets were injected intravenously at a dose of 1x1014 gc/kg of vector. The study duration was 28 days and there were three animals per group, plus one animal that was given formulation buffer as a control. No adverse events were reported. The results of this nonhuman primate study, shown below, demonstrated that ATV-0024, our rationally designed liver de-targeted and muscle-targeted capsid, showed significantly lower liver transduction and significantly higher muscle expression as compared to AAV9. Analysis of additonal tissues is ongoing. We believe these results are the first in the field to demonstrate in a head-to-head nonhuman primate study a novel capsid with potentially superior liver de-targeting and muscle targeting versus a conventional capsid such as AAV9. We believe ATV-0024 may be a next-generation capsid suitable for many muscular diseases.

ATV-0024, our rationally designed liver de-targeted plus muscle targeted capsid, showed significantly lower liver transduction and higher muscle protein expression than AAV9 at the same dose at day 28 after systemic injection in nonhuman primates using GFP as the transgene. GFP expression shows up as brown areas in liver and biceps muscle in the immunohistochemistry images (left). Quantification of DNA transduction in the left and right liver lobes is shown in the graph on the left and percent of cells positive for GFP protein by immunohistochemistry in biceps muscle is shown in the graph on the right.

We are conducting additional screens of novel capsids and peptides to optimize the muscle targeting specificity for skeletal and heart muscle. Our goal is to engineer a set of next-generation capsids that meet the varying needs of specific muscular dystrophies such as Duchenne muscular dystrophy, myotonic dystrophies, limb girdle muscular dystrophies and other muscular dystrophies and myopathies.

Beyond CNS and muscle to heart, lung and kidney

We have additional screens underway and plan to generate structure-function maps to identify high performing capsids for other tissues, including the heart, lung and kidney. We are continuing to expand our capsid library to identify additional sites of genetic divergence from conventional capsids and to expand our peptide library to gain additional keys to muscle and other tissues.

pART Platform for Novel Promoters

The second pillar of our platform is novel promoters. Promoters are an integral part of AAV gene therapies. We believe that a limitation of current gene therapies is the use of non-specific promoters that are not optimized for expression in the desired cell types, leading to lower expression levels in the desired cells and the potential for adverse events due to off-target expression in other cell types. We are developing next-generation promoters in collaboration with our scientific co-founder, Botond Roska, M.D., Ph.D., who is a world leader in the field of promoters. Our efforts in promoter design are synergistic with our work in capsids because of shared methodologies and expertise, such as barcoding and high throughput screening.

Our pART promoter platform mirrors our cART capsid platform. We computationally design libraries of novel promoters leveraging existing data on natural promoters and cell type expression profiles. We use unique barcodes to track each promoter and make a gene construct with the promoter. We then manufacture and test each promoter in experiments, evaluating performance across various parameters and applying comprehensive analyses on the datasets generated to identify the top-performing promoters. We also develop structure-function maps, constructed by analyzing the performance of both the strong and poor performers as rulebooks to rationally design future promoters.

We are working with Dr. Roska via a multi-year sponsored research agreement we entered into in 2021 with the Institute of Clinical Ophthalmology Basel. The research focuses on extending the pioneering advances that Dr. Roska has demonstrated in the eye to the CNS. We believe there are significant synergies to be gained from leveraging the work done in the eye, as both the eye and CNS are tissues where there are multiple cell types and where cell type-specific promoters are important to achieve the desired transgene expression.

Dr. Roska has pioneered and published on the discovery of promoters that are selective for specific cell types in the eye, one of the most challenging tissues to develop promoters for given the myriad cell types that coordinate function to enable vision. For example, his group created a library of over 200 synthetic promoters derived from epigenetic analyses of retinal cell transcription, screened this library in mouse, NHP and human retinas and identified promoters that were highly selective for certain cell types including looking at performance across species. In particular, the Roska group tested the cell-specificity of the promoters in human tissue by keeping human retinas alive for up to 14 weeks postmortem using a specially developed culture protocol. Confocal imaging using immunostaining with marker for different cell types was used to determine the cell-specificity of the promoters. The study is published in the scientific journal, Nature Neuroscience. Some of the results are shown in the figure below.

Synthetic promoters, ProA33, ProC34, ProC29 and ProC17, show specific expression in different cell types, amacrine cells, ganglion cells and muller glia cells, in human retina using AAV capsids. Two fluorescent proteins, represented by the green and magenta colors in the image, highlight the specificity of the different promoters.

Our initial focus in the collaboration is designing promoters that improve magnitude and tunability of expression as well as cell-type specificity in different nerve cells. We are designing these promoters to be relatively small such that they do not severely restrict the size of therapeutic transgenes that we can deliver using our synthetic AAV capsids.

Magnitude of expression. We are engineering promoters that drive high levels of protein expression in the CNS. Our efforts in promoters to increase the magnitude of expression augment our efforts in capsids because once capsids deliver the transgene to the cell nucleus, the promoters can influence the magnitude to which the transgene is transcribed and the protein is expressed. Driving high levels of expression may also enable us to use a lower dose of the gene therapy, potentially reducing toxicity.

Cell type specificity. We are also designing promoters that preferentially target certain cell types, such as oligodendrocytes and glial cells, as well as those that de-target expression in off-target cells.

An example of the latter is silencing expression in the neurons of the dorsal root ganglia where toxicity is known to occur.

Tunable expression. In developing certain disease treatments, we have the ability to develop tunable expression, whereby a regulatory element similar to an “on-off” or dimmer switch is incorporated into the gene therapy. This would allow the expression of protein to be turned on, off or titrated with the administration of a small molecule medicine. We believe these promoters may provide a benefit in diseases where the therapeutic protein must be dosed in a certain range.

Beyond CNS. Whereas our initial efforts for promoter discovery with Dr. Roska are for CNS diseases, we plan to expand the work by ourselves or in collaboration with him to additional tissues including muscle, heart, lung and kidney, as we prioritize developing treatments for different diseases.

mART platform to improve manufacturing quality, yields and scalability

The third pillar of our ART platform is focused on manufacturing and improving quality and yields of our gene therapies.

Gene therapy manufacturing utilizes a number of raw materials, including reagents, genetic material called plasmids and cells called production cell lines, and a series of process steps called upstream process, downstream process and fill-finish as shown in the figure below.

Gene therapy manufacturing consists of three main steps: the upstream process, which is raw materials such as plasmids and transfection agent coming together in a production cell line to form the gene therapy, the downstream process, which is a series of purification steps resulting in the gene therapy being separated from extraneous material and the fill/finish steps, which is the formulation of the gene therapy in the appropriate solution and filling of the final product into vials that are then packaged and labelled.

The upstream process includes the assembly of the capsid, therapeutic transgene and promoter in production cell lines with the help of reagents called transfection agents and results in the harvesting of the gene therapy. The downstream process includes the purification of the packaged capsids that form the gene therapy from extraneous material and formulating it in the appropriate solution. The fill-finish step includes filling of the final purified gene therapy product in vial containers with appropriate packaging and labeling. Changes in the manufacturing process of a gene therapy can change the characteristics of the product, including efficacy and safety.

We believe that manufacturing approaches are as critical as efficacy and safety in gene therapy. We adopt a rational design approach to our manufacturing approach development for each program, to match our clinical and commercial strategy, including such factors as dose, patient weight, route of administration and number of patients. We aim to define and control an initial manufacturing process that we can sustain through the life cycle of each product candidate.

Develop novel manufacturing approaches to improve quality, yields and scalability. We operate through every step of our research and development with a focus on manufacturing quality, yields and scalability. Our selection of capsid, promoter, transgene and product candidate incorporates product yields, quality and scalability. A unique advantage of our cART platform over competing capsid discovery approaches is its ability to provide early indicators of yields as one of the initial screening parameters. We have generated structure-function maps that may enable us to design capsids with high yields.

We are developing novel manufacturing approaches that may improve the quality, yields and scalability across multiple product candidates including screening of production cell lines, optimizing transfection parameters, improving downstream processing steps, stabilizing capsids at various purification steps through formulation and plasmid design. Importantly, we use a robust set of assays to ensure consistency in the critical quality attributes of potency, identity and purity, including the degree with which capsids are empty, full or partial in packaging the transgene in the final product and the efficacy and immunologic profile in appropriate models.

Year to date in 2021, our in-house manufacturing of product to supply murine and NHP studies has already exceeded the amount required to supply a typical Phase 1 gene therapy trial by more than four times. Our efforts to-date have increased the yield of Anc80L65 by over four-fold through improvements in process development that we have achieved over this period as shown in the figure below.

Process development to-date increased the yields of Anc80L65 by greater than four-fold.

Build our own GMP manufacturing plant as a strategic asset. We believe that in-house process development, analytical science and manufacturing capacity provides a strategic advantage in gene therapy and we are investing in physical capacity and capabilities. We have our own state of the art process science and manufacturing-analytical science laboratories co-located with our discovery and translational capabilities to support integrated innovation in capsid design. Our current internal manufacturing scale is up to 250 liters. We plan to build our own GMP manufacturing plant, which we intend to initially scale for clinical supply and later commercial supply. Lonza, a leading manufacturer of cell and gene therapies, is a founding shareholder in our company and we have established with them in 2021 a multi-year, multi-product strategic manufacturing agreement for our initial programs, to meet clinical demand during the GMP manufacturing build out, and to provide flexible overflow capacity as well as redundancy for risk management once our in-house GMP plant is operational.

Key Advantages of Our ART Platform:

We have developed our ART platform with the aim of providing the efficacy, safety and manufacturability necessary for both rare and prevalent diseases and to improve the probability of success of our product candidates. Specifically, the three pillars of our ART platform, novel capsid, novel promoters and novel manufacturing approaches, have the potential to offer meaningful advantages over existing gene therapy approaches, including:

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A systematic, reproducible approach designed to develop potentially first-in-class and best-in-class gene therapy product candidates with higher probabilities of success. Our ART platform has been developed to rationally design capsids, promoters and manufacturing approaches that are tailor-made for each disease we seek to treat, with the following benefits:

•	Enhanced tissue targeting specificity: We design our capsids to target specific tissue to achieve adequate levels of distribution. We also de-target tissues that may pose a risk for toxicity.

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Improved cell-type specificity: We design our promoters to allow expression of the therapeutic transgene in specific cell types. In addition, we also design promoters to have a silencing effect in off-target cell types.

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Increased and tunable transgene expression: We apply our platform to find the right combination of capsid, for adequate cell entry, and promoter, for the strength with which the genetic code is read, to achieve a transformative clinical benefit. We also have the ability to develop promoters that precisely modulate transgene expression, which we believe is important for certain diseases.

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Versatility, modularity and applicability across therapeutic areas and modalities. Each pillar of our ART platform is a standalone asset, but it is our ability to bring these pillars together and realize the synergies created by combining them that further differentiates our efforts and bolsters our ability to bring transformative therapies to patients in need. We believe each pillar can be applied across tissues such as CNS, muscle, lung, heart, kidney, or liver and similarly, across genetic modalities such as gene replacement, vectorized antibody, gene editing or RNA knockdown approaches. We can draw on any of the assets from our platform one by one, or mix and match, to meet the bespoke needs of a particular disease. Furthermore, the same asset can be leveraged for our internal pipeline as for strategic partnerships in a different field of use, providing significant leverage.

•	Extensibility of gene therapy into additional indications and prevalent diseases.

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Scalability to supply larger patient populations: We methodically select our capsids, cell lines and manufacturing approaches to suit the needs of the product candidate’s target patient population. We consider manufacturing capacity a strategic asset and are investing in our own capabilities to ensure appropriate cost, timeliness, quality and supply of product.

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Potential to evade preexisting antibodies: Our capsids are significantly divergent from conventional AAV vectors. We screen all novel capsids for a reduced likelihood to be affected by neutralizing antibodies in the adult population, which could enable us to expand gene therapy utility to prevalent diseases.

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Ability to package larger transgenes to fit in the capsid: We are designing novel capsids and promoters that increase the packaging space available for the therapeutic transgene, expanding the number of diseases amenable to treatment with gene therapy.

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State of the art technological capability. We believe that our unique ASR, barcoding, multiparametric high-throughput screening and data analytical methods offer significant advantages over the methods used by others. We are mirroring these methods in our promoter and manufacturing pillars as applicable.

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Novelty: More than 80% of our capsids are functional as compared to published rates of less than 1% for competing approaches. More than 90% of our capsids exceed 5% genetic divergence from conventional AAVs such as AAV9 as compared to published rates of less than 1% for competing approaches. We believe that the 5% threshold may provide us with additional intellectual property protections while providing biological benefits.

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Multiparametric efficiency: We use our experience to foresee hurdles and purposefully select across multiple parameters to de-risk candidates earlier than with traditional approaches. By leveraging our unique barcode tracking system, we are able to prosecute our entire library of capsids and promoters and analyze their characteristics in various tissues in one single experiment. We track multiple parameters across species and collect all the data to perform comprehensive analyses in order to select the best candidates.

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Structure-function mapping: Our proprietary structure-function maps serve as a rulebooks for the rational design of gene therapies. We believe our structure-function mapping represents a similar developmental inflection opportunity driven by structure-activity relationships in small molecule and biologics many years ago.

We believe that together the three pillars of the ART platform have the potential to improve the efficacy, safety and manufacturability of our product candidates. We believe our ART platform provides us an engine for developing potentially best-in-class and first-in-class gene therapy product candidates.

Our Product Candidates

We are applying our ART platform to pioneer a new class of rationally designed gene therapies with potentially curative benefit in patients with both rare and prevalent devastating diseases.

We believe our ART platform has yielded a one-time dose solution to the historical challenge of delivering therapeutics such as enzymes and antibodies efficiently to the CNS with a one-time LP dose. Our initial focus is in the areas of neurological and neuro-oncological diseases. As we expand our pipeline, we intend to focus on therapies for which there is a high unmet medical need, a compelling scientific rationale for a gene therapy solution and where we believe that our ART platform enables us to generate product candidates that have clear advantages over existing therapies or therapies in development. Where possible, we design our development plans to incorporate biomarkers to provide early reads on the clinical profile of our gene therapy, enrich our first-in-human trial for patients more likely to demonstrate the effects of our product candidate and pursue an accelerated regulatory pathway.

Our pipeline of product candidates is constructed with the concept of gateway indications, meaning that success in a given indication may reduce development risks and accelerate timelines may open up a franchise addressing additional indications reliant on the same capsid or modality.

CNS Programs

Our first two programs leverage the Anc80L65 capsid and aim to demonstrate our ART platform’s one-time dose solution to the historical challenge of delivering therapeutics such as enzymes and antibodies efficiently to the CNS. We believe that these programs are gateways to franchises of additional indications for gene replacement and vectorized antibody approaches in the CNS.

Metachromatic leukodystrophy (MLD)

We are developing an Anc80L65-based gene therapy product candidate for the treatment of metachromatic leukodystrophy (MLD).

MLD disease overview. MLD is a rare, rapidly progressive and fatal genetic lysosomal storage disease caused by a mutation in the gene for an enzyme called ARSA. Patients with deficiency in functional ARSA enzyme experience the accumulation of toxic levels of sulfatides in the CNS and PNS, specifically in cells such as neurons, oligodendrocytes, Schwann cells and microglia. The accumulation of sulfatides leads to progressive demyelination and activation of neuroinflammatory pathways that ultimately leads to cell death. People with ARSA enzyme activity above 10-20% of normal levels do not develop manifestations of this disease.

Across all subtypes, we estimate that there are approximately 300 newly diagnosed cases of MLD every year and a population of approximately 5,300 people living with MLD in the United States, European Union and United Kingdom, representing a significant medical need. We estimate that there are 2,100 patients in the United States based on an analysis we carried out of healthcare claims. There are three subtypes of MLD based on the age at which symptoms appear: late-infantile MLD, with symptom onset before age 30 months; juvenile MLD, with symptom onset between the ages of 30 months and sixteen years; and adult MLD, with symptom onset on or after age sixteen. All subtypes ultimately affect both cognitive and motor function. Symptoms vary by subtype but can include difficulty talking or walking, seizures and behavior and personality changes. Late-infantile MLD, the most prevalent and severe form of the disease, represents approximately 50% to 60% of all MLD cases. Symptoms generally develop in the second year of life, when patients lose acquired speech, develop muscle weakness and lose the ability to walk, chew and swallow. Seizures can also occur and patients can lose sight and hearing. Death usually occurs before the age of eight years. In juvenile MLD, representing approximately 20-30% of all MLD cases, symptoms are similar to those in late-infantile MLD but with a somewhat slower rate of progression. Adult MLD is thought to represent up to 15% of MLD and is typically diagnosed based on cognitive, behavioral and psychiatric symptoms, which can be associated with alcohol or drug use. Patients with adult onset MLD can be stable for years before experiencing rapid disease progression. Potential biomarkers of all MLD subtypes include ARSA enzyme activity, sulfatide levels and magnetic resonance imaging (MRI) findings.

Limitations of current therapies for MLD. Most patients with MLD are treated with supportive therapies for seizures and pain as well as physical therapy and tube feeding when patients can no longer eat without assistance. Unfortunately, these treatments do not slow or reverse the progression of the underlying disease. A type of transplant called hematopoietic stem cell transplantation (HSCT) has been used for decades to treat patients with MLD. HSCT involves the replacement of the patient’s hematopoietic stem cells (HSCs) with donor HSCs that have the ability to produce native ARSA resulting in the generation of hematopoietic cells that help break down sulfatides. HSCT therapy for MLD has been shown to slow disease progression but is associated with serious limitations. The treatment itself requires the ablation of the patient’s existing HSCs using cytotoxic agents to allow the donor HSCs to engraft, a procedure with a high treatment-related morbidity and mortality rate. In addition to the time required to identify a suitable donor, the procedure can require up to three months for the donor HSCs to engraft in the patient, during which time the patient has a severely compromised immune system. As a result of these delays, the patient continues to develop largely irreversible neurologic impairments due to disease progression. For this reason, in order for HSCT therapy to be most effective, patients need to be identified before they develop symptoms. Although HSCT provides clinical validation of the biological concept that cells expressing wild-type ARSA can have therapeutic benefit, the procedure is rarely used. The Center for International Blood and Marrow Transplant Research recorded between four and eleven HSCT procedures a year for MLD between the years 2013 and 2017. HSCT has limited and variable efficacy in arresting disease progression and, as a result, is not considered to be the standard of care for this disease.

Libmeldy, an autologous HSCT gene therapy developed by Orchard Therapeutics, was approved in the European Union in December 2020 for the treatment of pre-symptomatic late-infantile MLD patients and early-symptomatic early juvenile MLD patients. Unfortunately, newborn screening for MLD is not standard practice in either the United States or the European Union, and, therefore, these pre-symptomatic and early-symptomatic patients are a small segment of patients. These patients are generally identified because they have an older sibling with MLD and are therefore screened at birth or shortly after. Libmeldy is created by isolating HSCs from patients with MLD, modifying the cells in the laboratory with a lentivirus carrying the gene for ARSA, and then administering the modified HSCs to the patient. Treatment with Libmeldy is an intensive procedure requiring myelosuppressive pre-conditioning and prolonged hospitalization. It was originally developed by the San Raffaele Telethon Institute for Gene Therapy in Milan, Italy. Currently, patients must travel to Milan to be treated with Libmeldy, where they are typically hospitalized. Libmeldy has not been approved by the FDA.

In an open-label clinical trial, nine pre-symptomatic late-infantile MLD, were treated with Libmeldy. In patients treated with Libmeldy, levels of ARSA in the cerebrospinal fluid (CSF) rose from below quantifiable levels before treatment to levels within the normal therapeutic range by six months post treatment. The gross motor function measure (GMFM) score, in these patients was significantly increased compared to historic controls at two years post-treatment. Most of these patients had reached or exceeded the age at which their control case had either died or was bedridden. Four of these patients had GMFM scores within the range reported for a healthy cohort of the same age. The other four patients had abnormal neurological findings at baseline and a lower GMFM score than the healthy cohort. This trial also enrolled early juvenile MLD patients, most of whom had early symptoms of MLD. Although the GMFM scores in these patients increased over baseline, the difference was not significant compared to historic controls.

Factors such as a limited label and relatively long treatment time for Libmeldy in the European Union, as well as a lack of newborn screening in both the United States and the European Union, leave a dire medical need in MLD. We believe that administration of an AAV-based gene therapy in MLD would maximize patient outcomes given the rapid and irreversible loss of neurons without intervention.

We believe an Anc80L65-based gene therapy represents the best potential treatment for MLD and this is an ideal first program for a platform company like ours because:

•	ARSA is a clinically validated biological target by other modalities, particularly HSCT and Libmeldy

•	ARSA enzyme activity and sulfatides are well established biomarkers that can provide early reads of efficacy

•	There is a clinical and regulatory precedent with the EMA approval of Libmeldy

•	Sufficient patient numbers in key countries and centers based on our trial enrollment feasibility outreach

•	The ART platform enables us to provide a strongly differentiated, potential best-in-class AAV-based therapeutic solution

•	Gateway to a franchise of additional CNS diseases using a gene replacement modality with Anc80L65 or another proprietary capsid

Our Solution: AFTX-001 or Anc80L65-ARSA, a rationally designed gene therapy product candidate for MLD. Our AFTX-001 program is a gene therapy that uses the Anc80L65 capsid to deliver a functional gene that encodes ARSA to the CNS. Our AFTX-001 product candidate is intended to be delivered via LP, a routine outpatient procedure. Unlike Libmeldy, which requires mobilization and isolation of patient HSCs and a myelosuppressive conditioning regimen, our product candidate can be administered shortly after patient identification without myelosuppressive preconditioning.

Our AFTX-001 product candidate has two additional distinguishing features:

First, we are using our Anc80L65 capsid to deliver the ARSA gene to the CNS, which potentially provides a number of advantages over other gene therapy approaches using conventional capsids, as observed in preclinical studies, including:

•	The efficiency of expression of genes with Anc80L65 is up to 40-fold higher than that of AAV9 in neurons;

•	Anc80L65 has a faster speed of onset of transgene expression than AAV9; and

•	Anc80L65’s efficiency supports LP, a more preferable route of administration to the CNS.

Second, our AFTX-001 product candidate delivers a novel ARSA transgene that has been rationally designed to have increased enzymatic activity. Wild-type human ARSA has relatively low enzymatic activity compared to ARSA from other mammalian species. Researchers at the University of Bonn engineered a proprietary variant of human ARSA (hmARSA) with five-fold increased enzymatic activity compared to wild-type human ARSA (hARSA). They compared hmARSA with hARSA in an ARSA knockout mouse model of MLD. Three mice were treated with recombinant hmARSA for four weeks with single doses of 20 mg enzyme per kg body weight each given in weekly intervals by intravenous injection. No significant decline in body weight or signs of discomfort were observed. hmARSA reduced sulfatide storage in brain three-fold more efficiently than hARSA. There were no detected changes in protein stability or immunogenicity. The study is published in the scientific journal, Human Molecular Genetics. We have an option to license the hmARSA transgene from the University of Bonn.

We have obtained an option right to license exclusively a proprietary transgene from the University of Bonn. The proprietary ARSA enzyme variant incorporated into the transgene in AFTX-001 has been tested in an ARSA knockout mouse model and found to be superior to native ARSA in terms of (left panel) demonstrating a 5-fold improvement in ARSA enzyme activity and (right panel) demonstrating a 3-fold reduction in storage of toxic sulfatides in mouse brain.

LP administration of Anc80L65 leads to higher transduction and expression. We plan to use our novel Anc80L65 capsid to deliver the ARSA gene using the LP route. LP is a routine, outpatient procedure and uses a relatively small dose of the gene therapy targeted to the CNS tissue with potential for less systemic toxicity. An alternate route used for some CNS diseases using conventional capsids is the systemic route, but this exposes multiple peripheral tissues and requires a large gene therapy dose to access the CNS, limiting its potential efficacy and posing risks. A much less commonly used route for gene therapies using conventional capsids, such as AAV9 or hu68, a capsid closely related to AAV9, that are unable to adequately distribute across the CNS is an injection between the cerebellum and medulla, referred to as intra-cisterna magna delivery (ICM), a route that requires anesthesia, is invasive and that has historically not been used in clinical practice due to the risk of damaging nerve tissue. Lumbar punctures do have side effects: about 25% of people develop a transient headache afterward that can last a few hours, or up to a week or more. Some individuals experience back discomfort or pain after the procedure, or mild bleeding near the puncture site. Nonetheless, complications from LP are mild in comparison to other injectable routes of administration such as systemic which have been associated with fatal liver toxicity, blood disorders and kidney toxicity.

Our selection of the LP route is based on a head-to-head comparison study of our novel capsid, Anc80L65, versus AAV9, the conventional capsid that has been the historical standard for CNS. We conducted the study to qualitatively and quantitatively determine the biodistribution and expression of Anc80L65 compared to AAV9 by either the ICM or LP route using GFP as the transgene in nonhuman primates, which are the closest species to humans. The study was performed at a contract research organization. Cynomolgus macaques were administered a total vector dose of 4x1013 gc/animal for either route of administration. The study duration was 14 days and there were 3 animals per group, plus one animal as control that was administered formulation buffer. The mRNA expression level was normalized to a housekeeping gene x100. No adverse events were reported.

We found that LP administration of Anc80L65 led to a higher level of transduced cells in CNS than did AAV9 administered by ICM or LP as shown in the figure below. We believe that this demonstrates the potential of Anc80L65 to effectively deliver the therapeutic transgene to the various tissues of CNS.

Anc80L65 led to higher expression of GFP in the cerebral cortex than an AAV9 vector when administered by ICM or LP in NHP.

We next looked at gene expression and determined that genes delivered using Anc80L65 are expressed also at the RNA level throughout the CNS. Expression was three-fold to 40-fold higher throughout the CNS with Anc80L65 administered by the LP route than observed with the same genes delivered by ICM or LP using AAV9 as shown in the figure below. This broad expression profile is highly desirable for many CNS diseases that affect multiple areas of the CNS such as the leukodystrophies and metastatic brain tumors.

Anc80L65 led to higher expression of GFP mRNA across multiple regions of the brain as compared to AAV9 in NHPs. The top graph shows different cortical regions of the brain. The bottom graph shows deeper regions of the brain. The y-axis in both graphs is the GFP expression as a percentage of another gene called RPP30 being used as an index.

We believe these findings are important for the development of our AFTX-001 and AFTX-002 product candidates and other CNS-targeting product candidates. First, it demonstrates the high level of Anc80L65 transduction efficiency in the CNS. Second, it provides guidance that our CNS-targeting product candidates can potentially be delivered using a relatively simple LP route, which we believe will increase its accessibility to a broader population of patients.

MLD IND-enabling preclinical studies. We are conducting preclinical studies in the standard MLD mouse model where the ARSA gene is knocked out. In our candidate selection study, AFTX-001, our lead product candidate, was administered at a dose of 5 x1010 gc/animal by the ICV route to the MLD mouse model. The study was performed at the animal care facility in our company. The study duration was four weeks and there were six animals in the treatment arm and four animals in the control arm with formulation buffer. The endpoints were expression of ARSA enzyme and reduction of toxic sulfatides. No adverse events were reported. AFTX-001 showed significant expression of ARSA mRNA and reduction in sulfatides. The reduction in sulfatides was observed both in the brain and in the spinal cord and for different sulfatide types such as lysosulfatide and C16 as shown in the figure below. We believe the reduction of these sulfatides in these regions is meaningful in this disease model.

AFTX-001, our product candidate for MLD, induced expression of ARSA enzyme as measured by mRNA (left) and reduction of sulfatides (right) at day 28 after ICV injection in the standard MLD mouse model. Lysosulfatide and C16 sulfatide are two types of sulfatides believed to play a role in the pathophysiology of MLD.

We sought and have completed an Initial Targeted Engagement for Regulatory Advice on CBER products (INTERACT) meeting with the FDA on topics related to manufacturing, analytics, and preclinical studies. An INTERACT meeting is an informal non-binding consultation with the Center for Biologics Evaluation and Research (CBER) at FDA to seek preliminary advice on development topics that are not yet at the pre-IND meeting phase. We believe our plans are in accordance with this advice.

We are conducting IND-enabling studies evaluating the effects of AFTX-001 in the standard MLD mouse model to support our planned Phase 1 clinical trial. Our IND-enabling studies will monitor ARSA protein and activity, sulfatides and functional measures such as mobility and strength.

We have planned a toxicology study of AFTX-001 in NHPs to evaluate safety, determine whether adequate levels of the vector reach key parts of the brain and PNS using LP and identify a range of doses that could be utilized for our future Phase 1 clinical trial.

We have completed two 50-liter manufacturing runs for AFTX-001 at our third-party manufacturing partner, Lonza, and plan to next run a 250-liter campaign to potentially support the NHP toxicology study. We have multiple manufacturing slots reserved in 2022 and have pre-ordered raw materials with potential long lead times for manufacturing the Phase 1 trial material. We anticipate engaging a second third-party manufacturing partner as contingency planning. We anticipate an IND submission in the first half of 2023.

MLD Phase 1 clinical trial. We plan to initially evaluate AFTX-001 in patients with late infantile and potentially early juvenile MLD due to the more rapid disease progression in these patients, with safety and tolerability in dose escalating cohorts being the primary objective. We anticipate measuring key disease biomarkers including ARSA activity as well as MRI and nerve conduction studies and functional measures such as the GMFM.

If our initial clinical data is supportive, we intend to expand our development plan to patients with all subtypes of MLD, including the prevalent population.

We believe that success in MLD would demonstrate our ability to effectively deliver functional enzymes to the CNS with a one-time LP dose and would serve as gateway to a franchise of additional CNS diseases leveraging a gene replacement modality using the Anc80L65 capsid or other proprietary capsid.

Brain metastases secondary to HER2+ breast cancer (BMBC)

We are developing an AAV gene therapy product candidate for the treatment of BMBC.

BMBC disease overview. Breast cancer is a prevalent disease and the most common cancer in women with a lifetime risk of 12.9%. The NIH estimates 281,550 women will be diagnosed with breast cancer in the United States alone in 2021 and an estimated 43,600 will die from the disease. The prognosis for women with an early diagnosis of localized breast cancer is very good with 99% surviving for at least five years, and as of 2018, the NIH estimated that almost 3.7 million American women were living with breast cancer. However, for women with disease that has metastasized, the five-year survival rate decreases to 29%.

The development of brain metastases has become a major limitation of life expectancy and quality of life for many patients with breast cancer. After lung cancer, breast cancer is the most common cancer associated with brain metastases in the United States. Approximately 15% of breast cancers overexpress human epidermal growth factor receptor 2 (HER2) and are considered to be more aggressive and more likely to metastasize to the brain than other breast cancer subtypes. Up to 50% of patients with metastatic HER2+ breast cancer will develop BMBC. We estimate that there are approximately 20,000 newly diagnosed cases of BMBC every year and approximately 58,000 prevalent patients in the United States, European Union and United Kingdom, which we believe represents a substantial market opportunity.

Evidence suggests that effective HER2-targeted therapies have increased patient survival by effectively treating tumors in the periphery. Unfortunately, most of these systemically administered therapies cannot penetrate the blood brain barrier to treat BMBC.

Limitations of current therapies for BMBC. The current standard-of-care for BMBC, which can include tumor resection, radiosurgery and systemic or intrathecal chemotherapy, are associated with significant toxicity and provide suboptimal survival benefits with a median survival of about eighteen months. In 2020, the FDA approved tucatinib, a small molecule tyrosine kinase inhibitor marketed as Tukysa by Seagen Inc., for the treatment of advanced or metastatic breast cancer in patients who have failed prior anti-HER2 based regimens. The addition of tucatinib to combination chemotherapy with trastuzumab and capecitabine is effective but leaves a dire medical need as 59.8% of the patients with intracranial disease did not meet the criteria for progression free survival at the end of one year. Furthermore, approximately 26% of patients experienced a severe adverse event and 21% of patients required a reduction in their tucatinib dose because of an adverse event. We believe that clinicians will continue to seek out therapeutic alternatives that have the potential to deliver better results for patients with BMBC.

Trastuzumab, a systemic therapy, is currently used in a large number of patients with HER2+ breast cancer. Trastuzumab is an anti-HER2 antibody that has made a remarkable difference in patient outcomes. However, trastuzumab is not effective in treating brain metastases because, like many antibodies, it cannot effectively cross the blood-brain barrier. Pharmacokinetic modeling analyses have shown that systemically administered trastuzumab does not significantly penetrate the CNS, with concentrations in the CSF 300-fold lower than serum concentrations. Typically, in order to deliver trastuzumab to the brain, neurosurgery is required to insert a reservoir deep into the brain to enable the frequent injections required to maintain sufficient trastuzumab levels. A number of preclinical studies and clinical trials have demonstrated the benefit of delivery of trastuzumab directly to the CSF to treat HER2+ metastases. An early case study reported that intrathecal administration of trastuzumab in a patient with refractory HER2+ BMBC eliminated metastatic cells in the CSF and stabilized growth of brain lesions. There is limited adoption of the therapy due to the potential risk of neuronal injury and infection associated with the procedure.

We believe that an Anc80L65-based gene therapy represents the best potential treatment for BMBC because:

•	HER2+ is a clinically validated biological target by other modalities, particularly trastuzumab;

•	Trastuzumab levels in the CSF, tumor size by MRI, and additional established biomarkers can provide early clinical reads of efficacy;

•	Clear medical need and a large patient population; and

•	The ART platform enables us to provide an asset that is potentially first-in-class: Oncology is a white space area for gene therapy.

Our Solution: AFTX-002 or Anc80L65-trastuzumab, a rationally designed gene therapy product candidate for BMBC. We are developing AFTX-002 as a gene therapy product candidate to deliver a gene encoding trastuzumab directly to the CNS. We believe that BMBC represents an area of dire need that could potentially be addressed by driving the expression and secretion of locally produced trastuzumab in the brain. We believe that high efficiency of gene transduction and expression, and the ease of the LP route, by Anc80L65 compared to AAV9 make it an attractive capsid to use for a therapy that has the potential to treat tens of thousands of patients with BMBC. Importantly, the biology of BMBC is well understood and there is clinical validation with trastuzumab in BMBC. Our pharmacokinetic modeling analysis showed that the levels of trastuzumab in the brain achieved by our gene therapy approach are up to 100 times higher than those typically achieved by current methods of administration. We believe our approach results in trastuzumab levels in the brain that are clinically sufficient to control BMBC and will result in transformative clinical benefit.

A proof-of-concept experiment in mice using AAV9-trastuzumab gene therapy published by researchers at the University of Pennsylvania in the journal Cancer Research in 2018 found that trastuzumab could be produced in the brain. The study was conducted by the Rothwell group, an external investigator associated with the Gene Therapy Program at the University of Pennsylvania, to quantitatively evaluate the effects of intervention with AAV9-trastuzumab on the survival of HER2+ tumor-bearing B6.129S7-Rag1tm1Mom/J (Rag1-/-) mice, a xenograft mouse model representing brain metastases of a HER2 overexpressing cancer. AAV9-trastuzumab is a gene therapy delivering the genetic code for trastuzumab using AAV9, a conventional capsid. Rag1-/- mice were administered AAV9-trastuzumab via the ICV route at a dose of 1x1011 gc/mouse three days after tumor implantation. The study included two controls: a group with no treatment and a group with a non-therapeutic vectorized antibody, AAV9.2.10.AmAb. There were a minimum of eight animals per group. Locally-produced trastuzumab was secreted into the CSF and was capable of binding to HER2+ tumor cells.

AAV9-trastuzumab administered by ICV injection prolonged the survival of mice compared to controls by four to five-fold as shown in the figure below. No adverse events related to vector administration were reported.

AAV9-trastuzumab led to prolonged survival in a mouse model of BMBC when given intrathecally as compared to two control arms. The black line represents AAV9-trastuzumab, the gene therapy delivering the genetic code for trastuzumab using AAV9, a conventional capsid. The red line represents AAV9.2.10.AmAb, a gene therapy control delivering a non-therapeutic antibody, 2.10.AmAb, also using AAV9. The blue line represents a control arm of no treatment.

The UPenn researchers showed that AAV-trastuzumab may be a beneficial strategy not only for the treatment strategy, but also for the prevention of metastases to the brain. A tumor prophylaxis study demonstrated that when doses of AAV9-trastuzumab were administered 2 weeks prior to tumor implantation, the mean volume of implanted tumors was smaller in the treated group when measured at 35 days post-implantation.

BMBC IND-enabling preclinical studies. We are studying candidate gene constructs in the standard BMBC mouse model, a RAG1-/- animal harboring HER2+ breast tumor cells xenografted into the brain.

We have shown in the BMBC mouse model that our candidate gene construct expresses trastuzumab in the brain, which localizes to the HER2+ tumor cells. In this study, HER2+ tumor cells were injected into the brain of eight RAG1-/- mice and allowed to grow for 45 days, at which time formulation buffer as control or the candidate gene construct was administered ICV at a dose of 1 x1011 gc/animal. Five days following the administration of vector, the brain and tumors were removed and analyzed for trastuzumab expression and localization by immunohistochemistry. The study was performed at the animal care facility in our company and no adverse events were reported. The gene construct showed widespread expression of trastuzumab in the brain including the forebrain, the midbrain and the cerebellum and localization of trastuzumab to the HER2+ tumor cells as shown in the figure below. We believe the widespread expression of trastuzumab and its localization to tumor cells in these brain regions is meaningful in this disease model.

Our gene construct candidate for BMBC resulted in expression of trastuzumab at day 5 after ICV injection in the standard BMBC mouse model. The brown stain shows trastuzumab localized to the membrane surface of HER2+ tumor cells and the blue stain shows cell nuclei. Arrows indicate trastuzumab localized to tumor cells. The inset shows formulation buffer control. The bottom image is a 40x magnification of the area boxed in red in the top image at 4x magnification.

We intend to further study the effects of AFTX-002 in the BMBC mouse model for longer time periods in both a treatment paradigm where the gene therapy is administered after the tumor growth as well as a prevention paradigm where the gene therapy is administered prior to the tumor. Our studies will monitor key biomarkers such as the measurement of the levels of trastuzumab as well as the inhibition of tumor growth and functional measures such as general clinical health and survival. We have also planned studies of AFTX-002 in NHPs to evaluate safety and trastuzumab biodistribution in brain and other tissues using LP and a range of doses we are exploring for our Phase 1 human trial. We anticipate an IND submission in the second half of 2023.

BMBC Phase 1 clinical trial. We plan to initially evaluate AFTX-002 in patients with BMBC who have already received the standard of care, including tucatinib. Some of these patients may have inadequately responded to, are intolerant to, or may be ineligible for, tucatinib. Safety and tolerability of our gene therapy in dose escalating cohorts would be the primary objective. We also anticipate measuring key disease biomarkers including levels of trastuzumab in the CSF as well as MRI of the brain to show inhibition of tumor growth. Functional measures will also be collected including cognition and survival.

If our initial trial is successful, we plan to expand the development plan for AFTX-002 to treat patients with BMBC not yet on tucatinib, and further to prevent brain metastases from occurring in patients with breast cancer who are at high risk of brain metastases, which is a much larger population as shown in the figure below.

Our development plan for AFTX-002 is initially focused on the treatment of BMBC and then expands to the prevention of BMBC in patients with invasive or metastatic breast cancer, a much larger population.

We believe a success in BMBC would demonstrate our ability to deliver antibodies to the CNS with a one-time LP dose and would serve as a gateway to a franchise of additional CNS diseases leveraging a vectorized antibody modality using the Anc80L65 capsid and others we are designing for deeper CNS regions, opening up a large opportunity in neurodegenerative diseases.

Muscle and Pulmonary Programs

In addition to our pipeline of internal programs, we are also engineering capsids for muscular and pulmonary applications, in particular for DMD, DM1 and CF via a multi-year collaboration that we entered into in 2020 with Vertex, a global biotechnology company. Under the terms of this arrangement, we are eligible to receive development, regulatory and sales-based milestone payments of up to $4.6 billion in the aggregate for all products and modalities. We are also eligible to receive tiered mid-single digit sales-based royalties for each licensed product, subject to customary offsets and deductions. We believe this collaboration with Vertex not only allows us to expand the therapeutic and modality footprint of our ART platform but also validates its potential.

Our rationally designed capsid ATV-0024, which is optimized for skeletal muscle, positions us well to develop a potential capsid candidate that could be applied to DMD and DM1. We are in various stages of identifying a number of potential capsids for CF.

Duchenne Muscular Dystrophy (DMD)

DMD is a genetic disease caused by a mutation in the gene for dystrophin, a structural protein essential to maintain proper muscle function. Patients with DMD experience muscle degeneration, loss of mobility and premature death. We estimate that there are approximately 20,000 patients with DMD in the United States and Europe.

Myotonic Dystrophy 1 (DM1)

DM1 is a genetic disease caused by a mutation in the myotonic dystrophy protein kinase (DMPK) gene. Patients with DM1 experience muscle degeneration and weakness and sometimes reduced life expectancy. We estimate that there are approximately 100,000 patients living with DM1 across the US, Europe and Japan.

Cystic Fibrosis (CF)

CF is a genetic disease affecting the lung and other organs caused by mutations in the cystic fibrosis transmembrane conductance regulator (CFTR) gene. Patients with CF experience trouble breathing, recurrent infections, gastrointestinal disturbances and reduced life expectancy. We estimate that there are approximately 83,000 people with CF in the United States, Europe, Canada and Australia. Approximately 10% of these people cannot benefit from treatment with CFTR modulators but benefit from genetic therapies.

Additional Programs

The modularity of our ART platform allows us to use initial programs as gateway indications, meaning that success in a given indication may reduce development risks and accelerate timelines for subsequent programs using the same capsid or modality. We plan to leverage the success in any of our initial programs in MLD, BMBC, DMD, DM1 or CF to pursue a wave of additional indications in CNS, muscle and lung tissues utilizing the same capsid or modality, while ensuring that the disease biology is well understood and preferably clinically validated.

We are in the late stages of identifying additional capsids for applications in deeper CNS regions, heart and kidney applications.

Our strategy to leverage gateway indications and capsids to unlock waves of indications is shown in the figure below.

We use initial programs as gateway indications to additional diseases leveraging the same capsid or modality. We leverage favorable results on capsids to unlock new waves of diseases we can pursue in additional tissue types.

Manufacturing

Our current manufacturing capabilities include internal process development and pilot plant capacity in our Waltham process science lab and third party GMP manufacturing support through our strategic collaboration with Lonza and ancillary supporting service agreements with other vendors and service providers. Our state-of-the-art process science and manufacturing-analytical science laboratories are co-located with our discovery and translational capabilities to support integrated innovation in capsid design and are outfitted with state-of-the-art equipment for research-grade AAV vector production.

The process science lab is equipped with up to 250-liter bioreactors, and downstream capability to process at these scales. We use third parties to provide manufacturing capacity for material for our toxicology studies and GMP material for our clinical trials until an internal GMP facility is built and commissioned. Additionally, we will be pursuing back-up capacity at other third-party CDMO providers to further reduce pipeline risk. We believe this capacity will be sufficient to meet the clinical demand for our full pipeline of product candidates.

We plan to initiate build of our own GMP manufacturing plant and have developed a comprehensive facility build strategy including pipeline and capacity planning assessment, site selection assessment, benchmarking and other strategic efforts related to the design and build. We intend initially to scale the plant for clinical supply, with a plan to expand later to support commercial supply.

Roska Consulting Agreement

We entered into a consulting agreement (Roska Consulting Agreement) with Dr. Roska on August 27, 2019, in consideration for the grant to Dr. Roska of founder’s restricted stock under the restricted stock agreement entered into with Company concomitantly on August 27, 2019. Under the Roska Consulting Agreement, Dr. Roska is to provide to us consulting services in relation to his expertise on the design and optimization of promoters and gene regulatory elements, with a time commitment of up to eight hours per month, and such continuous services are the basis for his vesting under the restricted stock agreement. There are no fees or other cash consideration being paid to Dr. Roska for his consulting services; the consideration is entirely in the form of 300,000 shares of founder’s restricted stock. The shares of restricted stock vest over a 4-year period commencing on August 27, 2019, and the Roska Consulting Agreement is renewable annually for 1-year periods, and is terminable by us for any reason. The Roska Consulting Agreement has standard intellectual property ownership terms for U.S.-style academic consulting agreements.

License Agreements

License Agreement with Massachusetts Eye and Ear Infirmary and Lonza

In September 2019, we entered into an exclusive license agreement (MEE/Lonza License Agreement) with Lonza Houston, Inc. (Lonza) and both Massachusetts Eye and Ear Infirmary and The Schepens Eye Research Institute, Inc. (together, MEE), pursuant to which Lonza and MEE granted us an exclusive, sublicensable, worldwide license under specified patents and know-how to research, develop, manufacture and commercialize products containing certain adeno-associated virus (AAV) capsids in all fields of use other than certain ultra-rare retinal diseases and hearing or balance disorders, and a non-exclusive, non-sublicensable, worldwide license under specified manufacturing related technology to manufacture and exploit such licensed products in such licensed fields. Under such agreement, the license rights do not include rights to exploit products for certain targets that are encumbered by existing contracts between MEE and Lonza and third parties, and may be subject to MEE’s right to negotiate (for itself or a third party collaborator), under certain limited conditions, the right in a limited ophthalmology field for targets that we are not developing or intending to develop, by itself or with a third party, subject to the first right of Company to pursue such targets if such negotiation right is triggered by MEE. We also have an option to expand the scope of the exclusive license to include certain additional patent rights arising from inventions generated under a certain sponsored research agreement between Lonza and MEE. We have an obligation to use commercially reasonable efforts to achieve specified funding, revenue, development, regulatory and commercial diligence milestone events within specified timeframes.

Under the MEE/Lonza License Agreement, we issued 3,500,000 shares of common stock in aggregate to Lonza and MEE. Additionally, we are obligated to make aggregate development and regulatory milestone payments of approximately $8.7 million upon achievement of certain development and regulatory milestone events for only one licensed product directed to each target or transgene, unless and until we or our affiliates (but not sublicensees) achieves a specified milestone event for a second licensed product directed to the same target or transgene, in which case all development and regulatory milestones will be payable retroactively for such second licensed product directed to such target or transgene. We are also obligated to make aggregate sales-based milestone payments of up to $35 million upon achievement of certain sales-based milestones for the first licensed product directed to each target or transgene. In addition, we will pay Lonza and MEE tiered royalties on net sales of licensed product sold by us and our affiliates ranging from the low-single digits to ten percent based on the amount of annual net sales and how many licensed products that have progressed beyond certain stages of development under the agreement, subject to customary offsets and deductions. We are also obligated to pay Lonza and MEE potential additional milestone payments based on activities by sublicensees and the financial terms of the applicable sublicense agreement, a percentage of royalty income received from sublicensees ranging as a percentage (in the low-double digits to mid-double digits) of the royalties received by us, and a percentage of specified non-royalty sublicensing income received from sublicensees ranging from the mid-single digits to the low twenties based on how many products have progressed beyond certain stages of development under the agreement, subject to customary exclusions and reductions. As of December 31, 2021, the aggregate amount we have paid under the MEE/Lonza License Agreement is $1.2 million.

The MEE/Lonza License Agreement will expire upon the expiration of the last royalty term, on a licensed product-by-licensed product and country-for-country basis. The royalty term, by licensed product and country, commences upon the first commercial sale and ends upon the later to occur of (i) the expiration of certain licensed patent rights covering such licensed product in such country and (ii) 10 years after the first commercial sale of such licensed product in such country. The last to expire patent licensed under the MEE/Lonza License Agreement is scheduled to expire in September 2040, not including any patent term adjustments or extensions. We have the right to terminate the MEE/Lonza License Agreement for convenience with advance written notice to us. MEE and Lonza have the right to terminate the MEE/Lonza License Agreement in the event of an uncured material breach by us, for specified bankruptcy or insolvency events of us and for specified patent challenges by us.

Manufacturing Services Agreement with Lonza

On April 30, 2021, we entered into a manufacturing service agreement with Lonza (Lonza Manufacturing Agreement), which was subsequently amended by a First Amendment which was effective on August 9, 2021, pursuant to which Lonza is obligated to manufacture and supply to us pre-clinical and clinical supply of our products. Under the Lonza Manufacturing Agreement as amended, Lonza will reserve two dedicated manufacturing slots per year for us for a five year initial term. We are responsible for reservation payments each contract year in exchange for such dedicated manufacturing slots, which reservation payments may be credited towards payments for the manufacturing services to be performed by Lonza. We will pay Lonza for its manufacturing services and reimburse Lonza for its out-of-pocket costs associated with purchasing raw materials, plus a customary handling fee. We were also granted a manufacturing credit equal to a specified percentage of the total amount invoiced by Lonza each calendar year, up to a specified maximum credit amount over the duration of the initial term.

Unless earlier terminated, the Lonza Manufacturing Agreement will remain in place for just over five years. Either party may terminate the Lonza Manufacturing Agreement at any time after the first anniversary of the effective date, with advance written notice. Additionally, each party has the right to terminate the Lonza Manufacturing Agreement in the event of an uncured material breach by the other party or for specified bankruptcy or insolvency events of the other party.

Strategic Collaboration and License Agreement with Vertex

On April 14, 2020, we entered into a Strategic Collaboration and License Agreement (Vertex Agreement) with Vertex Pharmaceuticals Incorporated (Vertex). Under the terms of the Vertex Agreement, we granted Vertex an exclusive, royalty-bearing license for certain AAV capsids and products comprising such capsids to treat DMD and DM1, and options to expand the field to include CF and a fourth undisclosed indication (collectively, Vertex Diseases). We are responsible for specified research and development activities related to DMD/DM1 and CF in two research programs during the first two years of the research term. Vertex also has the option to extend our obligations for additional one-year periods for each research program, for up to three additional years for each research program. We do not have an obligation to conduct any research activities related to the undisclosed indication. Vertex will be responsible for all other development and commercialization of any licensed product. The activities under the research programs are governed by a joint research committee.

Under the Vertex Agreement, Vertex paid us an upfront fee of $25.0 million for the exclusive license for certain AAV capsids for use in DMD and DM1. In addition, in June 2020, Vertex exercised its option to expand its license to include additional AAV capsids for use in DMD and DM1 in exchange for an additional fee of $2.0 million. In the event Vertex exercises its options for CF and the undisclosed indication in all three genetic therapy modalities (i.e., gene augmentation, gene editing and gene silencing/other), Vertex will be obligated to pay us option exercise fees of up to a total of $20.0 million. As of December 31, 2021, the aggregate amount we have received under the Vertex Agreement is $28.4 million.

Vertex is obligated to make aggregate research milestone payments to us of up to a total of $55.0 million upon the achievement of certain research milestones for the identified Vertex Diseases. Vertex is also obligated to make aggregate development and regulatory milestone payments to us of up to $1.8 billion upon achievement of certain development and regulatory milestones if products are developed in all four Vertex Diseases for all three genetic therapy modalities under the Vertex Agreement. Vertex is also obligated to pay us sales-based milestones of up to $2.85 billion upon achievement of certain sales-based milestones if products are commercialized in all four Vertex Diseases for all three genetic therapy modalities. Vertex is obligated to pay us royalties on net sales of each licensed product ranging in the mid-single digits, subject to customary offsets and deductions.

The Vertex Agreement will expire upon the expiration of the last royalty term, on a product-by-product and country-for-country basis. The royalty term, by product and country, commences upon the first commercial sale and ends upon the later to occur of (i) the expiration of our patent rights of a product candidate developed under the Vertex Agreement, (ii) 10 years after the first commercial sale, or (iii) expiration of all applicable regulatory exclusivity periods, including data exclusivity, in such country with respect to such product. The last to expire patent licensed under the Vertex Agreement is scheduled to expire in September 2040, not including any patent term adjustments or extensions. Vertex has the right to terminate the Vertex Agreement for convenience with advance written notice to us. We have the right to terminate the Vertex Agreement in the event of an uncured material breach by Vertex and Vertex has the right to terminate the Vertex Agreement for specified bankruptcy or insolvency events of us.

Collaboration Agreement and Option Agreement with U Bonn and UKB

In June 2021, we entered into a collaboration agreement (U Bonn/UKB Collaboration Agreement) and an option agreement (U Bonn/UKB Option Agreement) with Rheinische Friedrich-Wilhelms-Universität Bonn (U Bonn) and Universitätsklinikum Bonn (UKB). Pursuant to the U Bonn/UKB Collaboration Agreement, in consideration for payment of approximately €61,000 (approximately $74,000 based on the spot rate on the date of the transaction) by us, UKB delivered specified materials relating to mutated arylsulfatase A to us for performance of specified research activities, and UKB will consult and collaborate with us regarding the performance of such research activities. The ownership of arising sole and joint collaboration results that are unpatentable know-how and sole and joint collaboration results that are patentable inventions is described in the U Bonn/UKB Collaboration Agreement. The U Bonn/UKB Collaboration Agreement will continue for the duration of the specified collaboration activities. The parties currently contemplate that the collaboration activities under the U Bonn/UKB Collaboration Agreement will be completed around December 2022. Either party may terminate the U Bonn/UKB Collaboration Agreement if the project of the collaboration is infeasible or unsuccessful, as proven by supported data.

Pursuant to the U Bonn/UKB Option Agreement, UKB and U Bonn granted us an exclusive option to obtain an exclusive license to specified intellectual property rights as described in the U Bonn/UKB Option Agreement and the U Bonn/UKB Collaboration Agreement. Under the U Bonn/UKB Option Agreement, we paid UKB and U Bonn €67,000 (approximately $82,000 based on the spot rate on the date of the transaction) as an option fee and €25,000 (approximately $30,000 based on the spot rate on the date of the transaction) for the use of materials provided to us and we are responsible for patent prosecution costs during the option exercise period. If we elect to exercise our option, the parties will then negotiate a license agreement on common market conditions to be agreed upon by the parties. If the parties enter into an agreement based on the current terms agreed upon by the parties, the financial obligations would constitute: an initial license fee less than €0.5 million (approximately $0.6 million based on the spot rate at the date of the transaction); annual minimum license fees beginning on the third anniversary of the license effective date; development and regulatory milestone payments of up to €7.8 million (approximately $9.5 million based on the spot rate on the date of the transaction); commercial sales-based milestone payments of up to €0.9 million (approximately $1.1 million based on the spot rate on the date of the transaction); a low single-digit royalty on net sales of each licensed product; and a percentage in the mid-twenty percent range of specified sublicensing revenue received by us, in all cases with such payments reduced if the license does not include patentable inventions. The option is exercisable by us until May 30, 2022. The U Bonn/UKB Option Agreement will continue until the expiration of the option exercise period. Either party may terminate the U Bonn/UKB Option Agreement for specified bankruptcy or insolvency event of the other party or if a party fails to fulfill a contractual obligation within a specified time frame. We may also terminate the U Bonn/UKB Option Agreement upon notice for specified scientific or technical reasons.

Collaboration Agreement with IOB Research

In June 2021, we entered into a sponsored research collaboration agreement with The Institute of Molecular and Clinical Ophthalmology Basel (IOB). Under this agreement (IOB Research Collaboration Agreement), we are responsible to fully fund the research and discovery of novel promoters for use in the cortex of the brain. The initial estimate of the research budget is $2.1 million, to be paid quarterly based on actual research costs incurred by or on behalf of IOB.

Under the IOB Research Collaboration Agreement, we have option to obtain an exclusive license to inventions generated under such research program and the arising patents covering such inventions that are solely or jointly owned by IOB for use in the non-eye field on customary terms and conditions to be negotiated by the parties in good faith, which financial terms will be limited to: an initial license fee of $0.1 million; escalating annual maintenance fees beginning on the third anniversary of the license effective date; development and regulatory milestones of up to $0.2 million per licensed promoter and up to an additional $8.35 million per licensed product (subject to various specified maximum numbers of licensed products depending on the applicable milestone event); sales milestones of up to $8.5 million per licensed product (subject to reduction after each milestone has been achieved a specified number of times); a percentage, ranging from the high single-digits to low subteen double digits, of specified income received by us from sublicensees; reimbursement of patent costs; and a low fixed rate single-digit royalty on net sales of each licensed product in each country until the later of (i) expiration of regulatory exclusivity for such licensed product in such country or (ii) expiration of the last valid claim within the licensed patents covering such licensed product in such country.

The initial term of the IOB Research Collaboration Agreement is 28 months, with an option to extend for an additional one-year period with mutual consent of the parties. Either party may terminate the IOB Research Collaboration Agreement for the uncured material breach of the other party, if the principal investigator at IOB is unable to continue serving as the principal investigator and the parties cannot agree on a replacement, and for specified bankruptcy or insolvency events of the other party. We also have the right to terminate the IOB Research Collaboration Agreement at will upon written notice after the 18-month anniversary of the effective date.

Intellectual Property

We actively seek to protect our proprietary technology, inventions and other intellectual property that is commercially important to the development of our business by a variety of means, for example by seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. We also may rely on trade secrets and know-how relating to our proprietary technology platform, on continuing technological innovation and on in-licensing opportunities to develop, strengthen and maintain the strength of our position in the field of gene therapy that may be important for the development of our business. We also intend to seek patent protection or rely upon trade secret rights to protect other technologies that may be used to discover and validate targets, and that may be used to manufacture and develop novel gene therapy products. We are a party to license agreements that give us rights to use specific technologies in our gene therapy products and in manufacturing our products. Additional regulatory protection may also be afforded through data exclusivity, market exclusivity and patent term extensions where available. Our policy is to file patent applications to protect technology, inventions and improvements to inventions that may be commercially important to the development of our business.

Our ART platform and our lead product candidates are currently protected by patent families that we in-license from MEE, patent families that we wholly own, and a patent family that is jointly owned by us and MEE.

We currently in-license seven patent families that are wholly owned by MEE. Under the terms of our license agreement, we provide advice to MEE and its patent counsel on prosecuting the in-licensed patent families, which ensures that the subject matter being claimed provides exclusivity that is meaningful to us and to our sub-licensee.

The earliest-filed of the in-licensed patent families describes approximately 37,000 AAV capsids within nine ancestrally reconstructed AAV capsid libraries, including the Anc80L65 capsid used in our two lead product candidates. As of December 31, 2021, five patents have issued from this family in the United States, two patents have granted from this family in Europe, and patents have also been granted in Australia (three patents), Hong Kong (two patents), India (one patent) and Japan (three patents). Issued claims in the United States cover the Anc80 capsid library composition of matter, which provides generic composition of matter coverage of the Anc80L65 capsid, specific coverage for the Anc80L65 capsid composition of matter, and composition of matter coverage for capsids having 95% amino acid sequence identity to Anc80L65; composition of matter coverage of the Anc82 library; composition of matter coverage of the Anc126 library; and composition of matter coverage for the Anc81 library. Method of use claims have not yet issued in the United States. Granted claims in Europe cover the Anc80 library of capsids, the Anc80L65 capsid itself and capsids having 95% sequence identity to Anc80L65, all as compositions of matter, as well as for use in gene therapy. One European patent has been validated in Switzerland, Germany, Spain, Finland, France, Great Britain, Italy, the Netherlands, Norway and Sweden, and the second European patent has been validated in Austria, Belgium, Switzerland, Liechtenstein, Germany, Denmark, Spain, Finland, France, United Kingdom, Greece, Hungary, Ireland, Iceland, Italy, Lithuania, Luxembourg, Netherlands, Norway, Poland, Portugal, Sweden and Turkey. The claims granted in Japan cover the Anc80 library composition of matter, and Anc80L65 and capsids having 95% sequence identity to Anc80L65 as compositions of matter. Applications in this family are pending in nine jurisdictions—two applications pending in the United States, one in Australia, one in Canada, one in China, one in Europe, one in Hong Kong, one in India, one in Japan and five in New Zealand—and we intend to seek composition of matter, method of use and method of making claims in these pending applications and in future continuation and divisional applications that cover novel capsids that have features that are advantageous to gene therapy products. Patents in this family will expire on October 10, 2034, not including any patent term adjustments or extensions.

A second in-licensed patent family describes the capsids within the Anc110 ancestrally reconstructed library. One patent has issued in the United States, with claims covering the Anc110 capsid library composition of matter and method of use, one patent has granted in Canada with claims covering the Anc110 capsid library composition of matter and use, and applications are pending in nine jurisdictions: one application pending in the US, one in Australia, one in Canada, one in China, one in Europe, one in Hong Kong, one in India, two in Japan and two in New Zealand. Claims in the pending applications are drawn to the Anc110 capsid library composition of matter and method of use. Patents in this family will expire on July 29, 2036, not including any patent term adjustments or extensions.

A third in-licensed patent family describes a particular sequence motif within an AAV capsid protein that enables the assembly-activating protein (AAP)-dependence of the AAV to be modified. This sequence motif can be used to address and alleviate at least one of the bottlenecks encountered in the production of virus vectors. One patent has issued in the United States, with claims providing composition of matter coverage for capsids having 99% amino acid sequence identity to Anc82DI. Applications are pending in the United States, Australia, Canada, China, Europe, Hong Kong, India, Japan, and New Zealand. A single application is pending in each of these nine jurisdictions with composition of matter claims covering capsids having 95% amino acid sequence identity to Anc82DI and with claims drawn to methods of modifying the AAP-dependence of AAV capsids. Patents that issue in this family will expire on May 10, 2038, not including any patent term adjustments or extensions.

A fourth in-licensed patent family describes an AAV capsid sequence motif that alters virion tropism for liver cells, potentially addressing a known toxicity of systemically delivered AAV gene therapy vectors. Applications in this family are pending in the United States, Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, Japan, Korea, New Zealand and Saudi Arabia, with a single application pending in each of the jurisdictions, with claims covering AAV capsid compositions of matter, wherein the capsids comprise the sequence motif that alters virion tropism, and methods of altering virion tropism by inclusion or exclusion of the defined sequence motif. Patents that issue in this family will expire May 10, 2039, not including any patent term adjustments or extensions.

A fifth in-licensed patent family describes further AAV capsid sequence mutations that alter tropism for, and/or transduction efficiency of, liver cells. A single PCT international application is currently pending, with composition of matter claims covering virions containing an AAV capsid protein with the mutation that alters virion tropism and method claims covering the method of altering virion tropism. We intend to enter this PCT application into national stage examination in commercially relevant jurisdictions by the national phase entry deadline. Patents that issue in this family will expire September 9, 2040, not including any patent term adjustments or extensions.

A sixth in-licensed patent family describes compositions and methods for modulating AAV transduction efficiency by altering the capsid sequence in ways that change dependency on the GPR108 cellular receptor for transduction. Applications are pending in the United States, Australia, Europe and Japan (a single application in each jurisdiction) with composition of matter claims drawn to an AAV capsid with the modification that changes dependency on GPR108 and method claims drawn to the method of modulating AAV transduction efficiency by changing the GPR108 dependency. Patents that issue in this family will expire on August 21, 2039, not including any patent term adjustments or extensions.

A seventh in-licensed patent family covers compositions, methods and systems for constructing bar-coded libraries having defined variation in a contiguous functional genetic unit, such as an open reading frame, promoter, RNA species, or non-coding region. The disclosure covers bar-coded AAV capsid libraries. Two applications are pending ,one the United States and the other in Europe, with composition of matter claims drawn to the bar-coded library and method claims drawn to the method of constructing the bar-coded libraries. Patents that issue in this family will expire on April 5, 2039, not including any patent term adjustments or extensions.

We are co-owners with MEE of one patent family, not yet published, which provides an elegant off-the-shelf solution to the problem of systemic toxicity of AAV gene therapy products that are administered directly to CNS, such as by intracisternal magna injection, intracerebroventricular injection, or lumbar puncture, or that are administered directly to other non-systemic compartments. Claims are drawn to methods of reducing such systemic toxicity. One PCT international application and one Taiwanese application are currently pending in this patent family. Under our agreement with MEE, we are licensed under MEE’s joint ownership rights. Any patents that issue from this patent family will expire in 2041, not including any patent term adjustments or extensions

We are sole owners of four patent families, none of which has been published yet. One patent family, consisting of three provisional applications, covers our new capsids that have increased muscle tropism. Claims are drawn to the novel compositions of matter. The second patent family, consisting of four provisional applications and one PCT international application, covers methods of using our Anc80L65 capsid for CNS clinical indications, and includes composition of matter claims covering our Anc80L65-trastuzumab product candidate and its use for the treatment of brain metastases of breast cancer. The third patent family covers compositions and methods for treating a clinical indication that we have currently deprioritized. There is one provisional application in this patent family. The fourth patent family covers one lead product candidate, Anc80L65-ARSA, and its use for the treatment of MLD. There is one provisional patent application and one PCT international application in this patent family. We intend to file a PCT international application, and may file direct national applications in non-PCT countries, no later than the first anniversary of the filing of the first priority application in each of these families. Any patents that issue from these patent families will expire in 2042, not including any patent term adjustments or extensions.

We intend to continue to file new patent applications whenever we believe that our preclinical and clinical development efforts have led to novel and nonobvious inventions that may be important to our business. We also look for inventions that, like our invention jointly owned with MEE, would be of benefit to the entire gene therapy industry.

We also rely on trade secrets, know-how, continuing technological innovation and confidential information to develop and maintain our proprietary position and protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and others who may have access to proprietary information, under which they are bound to assign to us inventions made during the term of their employment or term of service. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Government Regulation

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of biologics such as those we are developing.

Biological products are subject to regulation under the Food, Drug, and Cosmetic Act (FDCA), and the Public Health Service Act (PHSA), and other federal, state, local and foreign statutes and regulations. We, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates.

U.S. Biologics Regulation

The process required by the FDA before biological product candidates may be marketed in the United States generally involves the following:

•	completion of extensive preclinical laboratory tests and animal studies performed in accordance with applicable regulations, including the GLP regulations;

•	submission to the FDA of an IND, which must become effective before clinical trials may begin;

•	approval by an independent institutional review board (IRB), or ethics committee at each clinical site before the trial is commenced;

•	performance of adequate and well-controlled human clinical trials to establish the safety, purity and potency of the proposed biological product candidate for its intended purpose;

•	preparation of and submission to the FDA of a biologics license application (BLA), after completion of all pivotal clinical trials;

•	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with current Good Manufacturing Practice requirements (cGMPs), and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigation sites to assess compliance with the FDA’s good clinical practices (GCPs);

•	satisfactory completion of an FDA Advisory Committee review, if applicable; and

•	FDA review and approval, or licensure, of a BLA to permit commercial marketing of the product for particular indications for use in the United States.

Preclinical and Clinical Development

Prior to beginning the first clinical trial with a product candidate, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol or protocols for preclinical studies and clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the product, chemistry, manufacturing and controls information, and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

In addition to the submission of an IND to the FDA before initiation of a clinical trial in the United States, certain human clinical trials involving recombinant or synthetic nucleic acid molecules are subject to oversight at the local level as set forth in the NIH Guidelines. Specifically, under the NIH Guidelines, supervision of human gene transfer trials includes evaluation and assessment by an Institutional Biosafety Committee (IBC), a local institutional committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment, and such review may result in some delay before initiation of a clinical trial. While the NIH Guidelines are not mandatory unless the research in question is being conducted at or sponsored by institutions receiving NIH funding of recombinant or synthetic nucleic acid molecule research, many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.

For purposes of BLA approval of a product candidate, human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1. For gene therapies, the investigational product is initially introduced into patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

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Phase 2. The investigational product is administered to a limited patient population to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks.

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Phase 3. The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

When these phases overlap or are combined, the trials may be referred to as Phase 1/2 or Phase 2/3.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies may be made a condition to approval of the BLA. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data and clinical study investigators. Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. The FDA or the sponsor or its data safety monitoring board may suspend a clinical study at any time on various grounds, including a finding that the research patients or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical study at its institution if the clinical study is not being conducted in accordance with the IRB’s requirements or if the biological product candidate has been associated with unexpected serious harm to patients. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Sponsors of clinical trials of FDA-regulated products, including biologics, are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov.

BLA Submission and Review

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. The submission of a BLA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies. The FDA has sixty days from the applicant’s submission of a BLA to either issue a refusal to file letter or accept the BLA for filing, indicating that it is sufficiently complete to permit substantive review.

Once a BLA has been accepted for filing, the FDA’s goal is to review standard applications within ten months after it accepts the application for filing, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent for its intended use, and whether the facility in which it is manufactured, processed, packed or held meets standards designed to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The FDA may convene an advisory committee to provide clinical insight on application review questions. Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be manufactured, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections, testing submitted product lots and/or reviewing proposed labeling. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification, which may include the potential requirement for additional clinical studies. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a Risk Evaluation and Mitigation Strategy (REMS), to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

Expedited Development and Review Programs

The FDA offers a number of expedited development and review programs for qualifying product candidates. The fast track program is intended to expedite or facilitate the process for reviewing new products that meet certain criteria. Specifically, new products are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a fast track product has opportunities for frequent interactions with the review team during product development and, once a BLA is submitted, the product may be eligible for priority review. A fast track product may also be eligible for rolling review, where the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.

A product intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product, including involvement of senior managers.

An RMAT is defined as cell therapies, therapeutic tissue engineering products, human cell and tissue products, and combination products using any such therapies or products. Gene therapies, including genetically modified cells that lead to a durable modification of cells or tissues may meet the definition of a Regenerative Medicine Therapy. A product candidate may be eligible for RMAT designation if it meets the following criteria: (1) it is an RMAT; (2) it is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (3) preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such a disease or condition. A new drug application or a BLA for an RMAT may be eligible for priority review or accelerated approval through (1) surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit or (2) reliance upon data obtained from a meaningful number of sites. Benefits of such designation also include early interactions with FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A Regenerative Medicine Therapy that is granted accelerated approval and is subject to post-approval requirements may fulfill such requirements through the submission of clinical evidence, clinical studies, patient registries, or other sources of real world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post-approval monitoring of all patients treated with such therapy prior to its approval.

Any marketing application for a biologic submitted to the FDA for approval, including a product with a fast track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition. For original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date.

Additionally, products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Fast track designation, breakthrough therapy designation, RMAT designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or 200,000 or more than individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusive approval (or exclusivity), which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the holder of the orphan drug exclusivity cannot assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Rare Pediatric Disease Designation and Priority Review Vouchers

Under the FDCA, as amended, the FDA incentivizes the development of drugs and biologics that meet the definition of a “rare pediatric disease,” defined to mean a serious or life-threatening disease in which the serious of life-threatening manifestations primarily affect individuals aged from birth to 18 years and the disease affects fewer than 200,000 individuals in the United States or affects 200,000 or more in the United States and for which there is no reasonable expectation that the cost of developing and making in the United States a drug for such disease or condition will be received from sales in the United States of such drug. The sponsor of a product candidate for a rare pediatric disease may be eligible for a voucher that can be used to obtain a priority review for a subsequent human drug or biologic application after the date of approval of the rare pediatric disease drug product, referred to as a priority review voucher (PRV). A sponsor may request rare pediatric disease designation from the FDA prior to the submission of its NDA or BLA. A rare pediatric disease designation does not guarantee that a sponsor will receive a PRV upon approval of its NDA or BLA. Moreover, a sponsor who chooses not to submit a rare pediatric disease designation request may nonetheless receive a PRV upon approval of their marketing application if they request such a voucher in their original marketing application and meet all of the eligibility criteria. If a PRV is received, it may be sold or transferred an unlimited number of times. Congress has extended the PRV program until September 30, 2024, with the potential for PRVs to be granted until September 30, 2026.

Post-Approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. After a BLA is approved for a biological product, the product also may be subject to official lot release. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency and effectiveness of biological products. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which the FDA assesses an annual program fee for each product identified in an approved BLA. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;

•	fines, warning or untitled letters or holds on post-approval clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;

•	product seizure or detention, or refusal of the FDA to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

Biosimilars and Reference Product Exclusivity

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, ACA), includes a subtitle called the Biologics Price Competition and Innovation Act (BPCIA), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-approved reference biological product. To date, a number of biosimilars have been licensed under the BPCIA, and numerous biosimilars have been approved in Europe. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars.

Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact and implementation of the BPCIA is subject to significant uncertainty.

Foreign Regulation

In order to market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety, and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable foreign regulatory authorities before we can commence clinical trials or marketing of the product in foreign countries and jurisdictions. Although many of the issues discussed above with respect to the United States apply similarly in the context of the European Union, the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Other Healthcare Laws and Compliance Requirements

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation: the U.S. federal Anti-Kickback Statute, the civil False Claims Act, HIPAA and similar foreign, federal and state fraud and abuse, transparency and privacy laws.

The U.S. federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under any federal healthcare program. The term remuneration has been interpreted broadly to include anything of value, including stock options. The U.S. federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers and others on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but they are drawn narrowly, and practices that involve remuneration, such as consulting agreements, that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the U.S. federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Our practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act.

Civil and criminal false claims laws, and civil monetary penalty laws, including the civil False Claims Act, which can be enforced through civil whistleblower or qui tam actions, prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment to the federal government, including federal healthcare programs, that are false or fraudulent. For example, the civil False Claims Act prohibits any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product.

HIPAA created additional federal civil and criminal liability for, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program, or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing, or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH), and their respective implementing regulations, impose certain requirements on HIPAA covered entities, which include certain healthcare providers, healthcare clearing houses and health plans, and individuals and entities that provide services on their behalf that involve individually identifiable health information, known as business associates, relating to the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

The U.S. federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to payments and other transfers of value made during the previous year to certain non-physician providers, including physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists and certified nurse midwives.

We are also subject to additional similar U.S. state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers, or that apply regardless of payor, state laws which require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, state and local laws which require pharmaceutical companies to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, state laws which require the reporting of information related to product pricing, state and local laws requiring the registration of pharmaceutical sales representatives, and state and foreign laws governing the privacy and security of health information which, in some cases, differ from each other in significant ways, and may not have the same effect, thus complicating compliance efforts. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply, we may be subject to penalties, including, without limitation, significant civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical or biological product for which we obtain regulatory approval. Sales of any product, if approved, depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement, if any, for such product by third-party payors. Decisions regarding whether to cover any of our product candidates, if approved, the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor.

Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover any product candidates we may develop could reduce physician utilization of such product candidates once approved and have a material adverse effect on our sales, results of operations and financial condition Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover any product candidates we may develop could reduce physician utilization of such product candidates once approved and have a material adverse effect on our sales, results of operations and financial condition.

For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization.

In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical or biological products, medical devices and medical services, in addition to questioning safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product that receives approval. Decreases in third-party reimbursement for any product or a decision by a third-party not to cover a product could reduce physician usage and patient demand for the product.

Outside the United States, ensuring adequate coverage and payment for any biological candidates we may develop will face challenges. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of regulatory marketing approval for a product and may require us to conduct a clinical trial that compares the cost effectiveness of any product candidates we may develop to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in our commercialization efforts. In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies (so called health technology assessments) in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states, and parallel trade (arbitrage between low-priced and high-priced member states), can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded healthcare programs, and increased governmental control of drug pricing.

The ACA, which was enacted in March 2010, substantially changed the way healthcare is financed by both governmental and private insurers in the United States, and significantly affected the pharmaceutical industry. The ACA contains a number of provisions of particular import to the pharmaceutical and biotechnology industries, including, but not limited to, those governing enrollment in federal healthcare programs, a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, and annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs. Since its enactment, there have been judicial, Congressional and executive branch challenges to certain aspects of the ACA. For example, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, which started on January 1, 2019, for not complying with ACA’s individual mandate to carry health insurance, delaying the implementation of certain ACA-mandated fees, and increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D. On June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the Affordable Care Act marketplace, which began on February 15, 2021 and remained open until August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional action is taken by Congress. However, pursuant to the Coronavirus Aid, Relief and Economic Security Act (CARES Act), these Medicare sequester reductions will be suspended from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic. Additionally, based on a recent executive order, the Biden administration expressed its intent to pursue certain policy initiatives to reduce drug prices.

Moreover, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and review the relationship between pricing and manufacturer patient programs. Based on a recent executive order, the Biden administration expressed its intent to pursue certain policy initiatives to reduce drug prices.

Facilities

Our principal executive office is located in Waltham, Massachusetts, where we lease a total of 31,590 square feet of office and laboratory space that we use for our administrative, research and development and other activities under a lease that currently expires in September 2032. We believe that our facilities are sufficient to meet our current needs and that suitable additional space will be available as and when needed.

Employees and Human Capital Resources

As of December 31, 2021, we had 63 full-time employees and no part-time employees. Of our 63 full- and part-time employees, 54 are engaged in research and development activities. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our employees. We believe our success depends on our ability to attract, retain, develop and motivate diverse highly skilled personnel. In particular, we depend upon the personal efforts and abilities of the principal members of our senior management to partner effectively as a team, and to provide strategic direction, develop our business, manage our operations and maintain a cohesive and stable work environment. We also rely on qualified managers and skilled employees, such as scientists, engineers and laboratory technicians, with technical expertise in operations, scientific knowledge, engineering skills and quality management experience in order to operate our business successfully.

Our compensation program is designed to retain, motivate and, as needed, attract highly qualified employees. Accordingly, we use a mix of competitive base salary, cash-based annual incentive compensation, performance-based equity compensation awards and other employee benefits.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently subject to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our current executive officers and directors, including their ages as of December 31, 2021:

Name	Age	Position(s)
Executive Officers
Rick Modi	53	Chief Executive Officer and Director
Thomas Leggett	45	Chief Financial Officer
Charles Albright, Ph.D.	64	Chief Scientific Officer
Paula Cobb	49	Chief Business Officer
Laura Richman, D.V.M., Ph.D., DACVP	58	Chief Development Officer
Petra Kaufmann, M.D.	56	Chief Medical Officer
Robert Aboud, J.D.	57	Chief Legal Officer
Robert May	54	Chief Technical Operations Officer
Non-Employee Directors
Sean P. Nolan(1)(2)(3)	53	Chairman of the Board of Directors
Carole Faig(1)(2)	60	Director
David Grayzel, M.D.(2)	53	Director
Ed Mathers(1)(3)	61	Director
Elliott Sigal, M.D. Ph.D.(3)	69	Director
Caroline Stout(4)	31	Director
Luc Vandenberghe, Ph.D.	45	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Ms. Stout will resign from our board of directors effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Executive Officers

Rick Modi     has served as our Chief Executive Officer since August 2019 and as a member of our board since December 2019. Before joining us, Mr. Modi was the chief business officer at AveXis, Inc. (AveXis), from February 2017 to July 2019. Prior to AveXis, he was the chief business officer at Catabasis Pharmaceuticals, Inc. from January 2015 to February 2017, and senior vice president in the commercial group at InterMune, Inc. until its acquisition by F. Hoffman-La Roche AG (Roche). Prior to that, Mr. Modi held roles of increasing responsibility at Medlmmune from 2008 to 2013, an affiliate of AstraZeneca plc and Centocor, Inc., an affiliate of Johnson & Johnson, ultimately serving as vice president, corporate strategy and portfolio management. Before joining the biopharmaceutical industry, Mr. Modi practiced as a clinical pharmacist in a hospital setting. Mr. Modi received an M.B.A. from The Wharton School and a B.S. in pharmacy from the University of Iowa. We believe that Mr. Modi is qualified to serve as a director based on his management experience and leadership with life sciences companies and his expertise in gene therapy.

Thomas Leggett     has served as our Chief Financial Officer since December 2021. Prior to joining us, he served as chief financial officer at Black Diamond Therapeutics from September 2019 to December 2021 and at Axcella Health from January 2017 to August 2019. Prior to that, Mr. Leggett served as treasurer and head of business development finance at Purdue Pharma from June 2015 to December 2016. Prior to joining the biopharmaceutical industry, he spent over a decade as an investment banker in the healthcare groups at J.P. Morgan Securities, Lazard Frères & Company and UBS Securities. He has also served on the board of directors of Clover Biopharmaceuticals, Ltd. since September 2021 and on the board of directors of Research Alliance Corp. II since February 2021. Mr. Leggett received a B.A. in economics from Columbia University and an M.B.A. in finance from the Wharton School at the University of Pennsylvania.

Charles Albright, Ph.D.     has served as our Chief Scientific Officer since January 2021. Prior to joining us, Dr. Albright was chief scientific officer at Editas Medicine from August 2016 to January 2021. Prior to his role at Editas Medicine, Inc., Dr. Albright held various positions at Bristol-Myers Squibb Company (BMS) from January 2005 to August 2016, most recently as vice president, genetically defined diseases, and genomics. Prior to his career in the industry, Dr. Albright held academic positions at Vanderbilt University and Whitehead Institute for Biomedical Research. Dr. Albright received a B.S. in chemical engineering and a Ph.D. in biology from the Massachusetts Institute of Technology.

Paula Cobb     has served as our Chief Business Officer since September 2020. Prior to joining us, Ms. Cobb served as chief operating officer of Decibel Therapeutics, Inc. from September 2016 to December 2019. Prior to that, Ms. Cobb worked at Biogen Inc. (Biogen) for over 13 years, in roles of increasing responsibility across new product planning, program management and franchise management, most recently as senior vice president of the rare disease group. Ms. Cobb is a current board member of Prothena Corporation plc and was a board member of Nightstar Therapeutics plc from September 2018 to June 2019, until its acquisition by Biogen. Ms. Cobb received a B.A. in political science and English from Amherst College and an M.B.A. from Harvard Business School.

Laura Richman, D.V.M., Ph.D., DACVP     has served as our Chief Development Officer since April 2020. Prior to joining us, Dr. Richman was a senior vice president of R&D at Arcellx, Inc. from April 2018 to April 2020. Before her time at Arcellx, Dr. Richman was the executive director of the University of Pennsylvania’s Gene Therapy Program from May 2016 to April 2018. Prior to that, she was vice president, translational sciences, at MedImmune, LLC. Dr. Richman is a veterinary pathologist and molecular virologist by training, with a D.V.M. from the University of Wisconsin, Madison, and a Ph.D. from Johns Hopkins School of Medicine.

Petra Kaufmann, M.D.     has served as our Chief Medical Officer since February 2021. Prior to joining us, Dr. Kaufmann served as senior vice president and head of clinical development, analytics and translational medicine at Novartis Gene Therapies, Inc. (Novartis) from May 2020 to February 2021 and vice president, R&D translational medicine at AveXis, Inc. from February 2018 to May 2020, prior to its acquisition by Novartis. Prior to that, Dr. Kaufmann spent many years in academia, most recently as director of the Office of Rare Diseases Research at the National Institutes of Health (NIH) from September 2015 to February 2018. Dr. Kaufmann earned an M.Sc. in biostatistics at Columbia University, where she also trained in neurology and served as a tenured faculty member. She received an M.D. at the University of Bonn.

Rob Aboud, J.D.     has served as our Chief Legal Officer since August 2019. Prior to joining us, he was Of Counsel and then Principal from November 2013 to August 2019 at the law firm Faber Daeufer & Itrato PC. Prior to that, Mr. Aboud was vice president, head of business strategy for GlaxoSmithKline’s (GSK) Center of Excellence for External Drug Discovery from July 2010 to June 2013, and prior to that was assistant general counsel at GSK from January 2001 to July 2010. Earlier in his career, Mr. Aboud held multiple roles including biotech patent attorney at Akin, Gump, Strauss, Hauer & Feld LLP as a registered patent attorney, and research biochemist in Bioprocess R&D at Merck & Co., Inc. Mr. Aboud received a B.S. in biochemistry from Albright College, an M.S. in biochemistry from Rutgers University, and a J.D. from Temple University.

Robert May     has served as our Chief Technical Operations Officer since June 2020. Prior to joining us, Mr. May was a vice president at AveXis, Inc. (AveXis) from January 2018 to June 2020. He served as the U.S. head of technical development operations at Novartis Vaccines and Diagnostics, Inc. until its acquisition by Glaxosmithkline Vaccines S.R.L. (GSK) in March 2016, and subsequently held the same role at GSK from March 2016 to January 2018. Mr. May received a B.A. in biology from the University of California, Berkeley.

Non-Employee Directors

Sean P. Nolan     has served as the Chairman of our board since December 2019. Mr. Nolan has served as the president of Nolan Capital, LLC, an investment fund, since October 2019. He most recently served as president, chief executive officer and a member of the board of directors of AveXis, a gene therapy company, from June 2015 to May 2018 until its acquisition by Novartis International AG. Mr. Nolan has served on the board of directors of Ventas, Inc., a healthcare real estate investment trust company, since July 2019 and Taysha Gene Therapies, Inc., a pharmaceutical company, since March 2020. He previously served on the board of directors of Neoleukin Therapeutics, Inc., a biopharmaceutical company, from February 2015 to June 2020. Mr. Nolan serves on the board of directors of several privately held companies including chairman of Encoded Therapeutics and executive chairman of Jaguar Gene Therapy, LLC and Istari Oncology. Mr. Nolan earned a B.S. in biology from John Carroll University. We believe that Mr. Nolan is qualified to serve as a director based upon his more than 29 years of broad leadership and management experience in the biopharmaceutical industry.

Carole Faig    has served as a member of our board since September 2021. Prior to her retirement from Ernst & Young LLP (EY) in July 2021, she served as leader of EY’s United States-West Region Health Sciences and Wellness market segment. In this role, Ms. Faig spearheaded EY’s efforts to bring the full strength of its services including assurance, tax, M&A, and business consulting to health and life sciences companies across the region. From 2018 to 2020, Ms. Faig served as leader of EY’s Health Sector in the U.S. where she was responsible for developing and driving EY’s strategy to grow its health care practice in a rapidly changing environment. Over the course of her 38-year career with EY, Ms. Faig served as an audit partner to both public and private companies in the health industry. Ms. Faig currently serves as a board member for Cue Health Inc. Ms. Faig received a bachelor’s degree in Business Administration in Accounting from Sam Houston State University and is a certified public accountant. We believe that Ms. Faig is qualified to serve as a director based on her extensive audit and public accounting experience in the health industry.

David Grayzel, M.D.    has served as a member of our board since March 2020. Dr. Grayzel joined Atlas Venture Inc. in June 2010 and has been a partner since April 2014. Dr. Grayzel co-founded and served as chief executive officer of Arteaus Therapeutics, LLC from June 2011 until it was acquired by Eli Lilly and Company in January 2014, served as co-founder and chief executive officer of Annovation Biopharma, Inc. from May 2011 until it was acquired by The Medicines Company in February 2015, served as a founding board member of Delinia, Inc. from September 2015 until it was acquired by Celgene Corporation in January 2017, and served as a co-founder and a member of the board of directors of Cadent Therapeutics, Inc., until it was acquired by Novartis in December 2020. Dr. Grayzel is currently a co-founder and board member of Surface Oncology, a publicly traded biotechnology company, and served as its chief executive officer from April 2014 to May 2015 and as chairman of its board of directors from April 2014 to January 2017, and is also a co-founder and board member of Q32 Bio Inc. He also serves as a board member of Xilio Therapeutics, Inc. and Aerovate Therapeutics, Inc., and as a board observer at Day One Biopharmaceuticals. Dr. Grayzel serves on the board of directors of Acera School, Inc. (The Massachusetts School for Science, Creativity, and Leadership). He also serves as an advisor to several organizations including Memorial Sloan Kettering Cancer Center’s (MSKCC) Technology Development Fund, the American Heart Association’s One Brave Idea, and is on the Scientific Advisory Board of the Tri-TDI that includes Rockefeller University, MSKCC, and Cornell University. Dr. Grayzel received a B.A. in psychology from Stanford University, an M.D. from Harvard Medical School, and completed his internship and residency training in internal medicine at Massachusetts General Hospital. We believe that Dr. Grayzel is qualified to serve as a director based on his services on the boards of directors of life sciences companies and his experience working in the venture capital industry.

Ed Mathers    has served as a member of our board since March 2020. Mr. Mathers has served as a General Partner at New Enterprise Associates, Inc. (NEA), a private venture capital firm focusing on technology and healthcare investments, since November 2019 and served as partner at NEA from August 2008 to October 2019. Prior to joining NEA, Mr. Mathers served as executive vice president, corporate development and venture at MedImmune, Inc., a biopharmaceutical company, and led its venture capital subsidiary, MedImmune Ventures, Inc. Mr. Mathers currently serves on the boards of directors of Akouos, Inc. (Akouos), Inozyme Pharma, Inc., Mirum Pharmaceuticals, Inc., ObsEva SA, Rhythm Pharmaceuticals, Inc., Synlogic, Inc. (formerly known as Mirna Therapeutics, Inc.), Reneo Pharmaceuticals, Inc., and Trevi Therapeutics, Inc., all public companies, and he previously served on the board of directors of Liquidia Technologies, Inc., a public life sciences company, from April 2009 to May 2019 and Ra Pharmaceuticals, Inc., a public pharmaceutical company, from February 2010 to April 2020. Mr. Mathers received a B.S. in chemistry from North Carolina State University. We believe that Mr. Mathers is qualified to serve as a director based on his experience investing in and advising life sciences companies, as well as his experience as a director of public and private companies in the life sciences industry.

Elliott Sigal, M.D., Ph.D.    has served as a member of our board since June 2020. Dr. Sigal formerly served as executive vice president and member of the board of directors of BMS. He joined BMS in 1997 as head of applied genomics, went on to head discovery research followed by clinical development and ultimately served as chief scientific officer and president of R&D from 2004 until 2013. Dr. Sigal currently serves as a board member for Adaptimmune Therapeutics plc, Vir Biotechnology, Inc., Surface Oncology, Inc. and the Melanoma Research Alliance, and previously served as board member of Spark Therapeutics and Mead Johnson Nutrition Company. He also serves as a venture partner and senior advisor to the healthcare team of NEA and consults for several biotechnology companies. Dr. Sigal holds an M.D. from the University of Chicago and trained in internal medicine and pulmonary medicine at the University of California, San Francisco, where he was on faculty from 1988 to 1992. He also holds a B.S., M.S, and Ph.D. in engineering from Purdue University. We believe that Dr. Sigal is qualified to serve as a director based on his extensive experience in the pharmaceutical industry and his leadership roles as a director and executive officer with life sciences companies.

Caroline Stout    has served as a member of our board since April 2021. Ms. Stout has been serving as chief investment officer of Panacea Acquisition Corp. since July 2020, and joined EcoR1 Capital, LLC (EcoR1), in 2014, where she currently serves as a partner. At EcoR1, she focuses on investing in private and public biotechnology companies and has led several of EcoR1’s investments in the biotechnology sector. Prior to that, Ms. Stout worked as an investment banking analyst at Credit Suisse Securities (USA) LLC. Ms. Stout received a B.A. in economics from Georgetown University. We believe that Ms. Stout is qualified to serve as a director based on her experience investing in and advising life sciences companies. Ms. Stout will resign from our board of directors effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Luc Vandenberghe, Ph.D.    has served as a member of our board since February 2019. Dr. Vandenberghe has been the Grousbeck Family Chair in Gene Therapy and director of the Grousbeck Gene Therapy Center at Massachusetts Eye and Ear since January 2014, and an associate professor of ophthalmology at Harvard Medical School since September 2018, where he was previously an assistant professor since April 2013. He is also co-founder of the gene therapy companies Akouos, Odylia Therapeutics Inc. (Odylia) and Albamunity, Inc. and serves on the board of directors of Odylia and Addgene Inc., a nonprofit plasmid repository. Dr. Vandenberghe holds a M.S. in cellular and genetic biotechnology and a Ph.D. in molecular medicine from Katholieke Universiteit Leuven. We believe that Dr. Vandenberghe is qualified to serve as a director based on his expertise in gene therapy research and development and his experience with life sciences companies.

Board Composition

Our business and affairs are managed under the direction of our board of directors, which currently consists of eight members. Our directors were elected to, and currently serve on, the board pursuant to a voting agreement among us and all of our stockholders and voting rights granted by our current amended and restated certificate of incorporation. The voting agreement will terminate upon the closing of this offering, after which there will be no further contractual obligations regarding the election of our directors.

In accordance with our amended and restated certificate of incorporation that will be in effect upon the closing of this offering, our board of directors will be divided into three classes, each of which will consist, as nearly as possible, of one-third of the total number of directors constituting our entire board and which will serve staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	Class I, which will consist of Sean Nolan, Ed Mathers and Luc Vandenberghe, and their terms will expire at our first annual meeting of stockholders to be held after the closing of this offering;

•	Class II, which will consist of Rick Modi and David Grayzel, and their terms will expire at our second annual meeting of stockholders to be held after the closing of this offering; and

•	Class III, which will consist of Carole Faig and Elliott Sigal, and their terms will expire at our third annual meeting of stockholders to be held after the closing of this offering.

Our amended and restated bylaws, which will become effective upon the closing of this offering, will provide that the authorized number of directors may be changed only by resolution approved by a majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control.

Director Independence

Applicable Nasdaq rules (Nasdaq Listing Rules), require a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, the Nasdaq Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act. The Nasdaq independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees, that neither the director nor any of his family members has engaged in various types of business dealings with us and that the director is not associated with the holders of more than 5% of our common stock. In addition, under applicable Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our board of directors has determined that all of our directors other than Rick Modi and Dr. Luc Vandenberghe, representing six of our eight directors, are “independent directors” as defined under applicable Nasdaq rules. In making such determination, our board of directors considered the current and prior relationships that each such director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

There are no family relationships among any of our directors or executive officers.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Following the completion of this offering, we intend for our audit committee to have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements.

Board Committees

Our board of directors has established an audit committee, compensation committee and a nominating and corporate governance committee, each of which operate pursuant to a committee charter. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below.

Audit Committee

Upon the completion of this offering, our audit committee will consist of Carole Faig, Ed Mathers and Sean P. Nolan, with Carole Faig serving as chair of the audit committee. Our board of directors has determined that each of these individuals meets the independence requirements of Rule 10A-3 under the Exchange Act, and the applicable listing standards of Nasdaq. Each member of our audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements. Our board of directors has also determined that Carole Faig qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Listing Rules. In arriving at these determinations, the board has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

The functions of this committee include, among other things:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	discussing the scope and results of the audit with the independent registered public accounting firm,

•	and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related person transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and

•	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

We believe that the composition and functioning of our audit committee will comply with all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Upon the completion of this offering, our compensation committee will consist of Sean P. Nolan, David Grayzel and Carole Faig, with Sean P. Nolan serving as chair of the compensation committee. Each of these individuals is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director,” as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended (Code). Our board of directors has determined that each of these individuals is ‘‘independent’’ as defined under the applicable listing standards of Nasdaq, including the standards specific to members of a compensation committee. The functions of this committee include, among other things:

•	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•	making recommendations to the full board of directors regarding the compensation and other terms of employment of our executive officers;

•

reviewing and making recommendations to the full board of directors regarding performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

•

evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

•	reviewing and making recommendations to the full board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

•

establishing policies with respect to votes by our stockholders to approve executive compensation to the extent required by Section 14A of the Exchange Act and, if applicable, determining our recommendations regarding the frequency of advisory votes on executive compensation;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

•

reviewing and making recommendations to the full board of directors regarding the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•

reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

•	preparing the report that the SEC requires in our annual proxy statement; and

•	reviewing and evaluating on an annual basis the performance of the compensation committee and the compensation committee charter.

We believe that the composition and functioning of our compensation committee will comply with all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Upon the completion of this offering, our nominating and corporate governance committee will consist of Ed Mathers, Sean P. Nolan and Elliott Sigal, with Ed Mathers serving as chair of the nominating and corporate governance committee. Our board of directors has determined that each of these individuals is ‘‘independent’’ as defined under the applicable listing standards of Nasdaq and SEC rules and regulations. The functions of this committee include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our board of directors;

•	determining the minimum qualifications for service on our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	considering and assessing the independence of members of our board of directors;

•	developing a set of corporate governance policies and principles and recommending to our board of directors any changes to such policies and principles;

•	reviewing and making recommendations to the board of directors with respect to management succession planning;

•	considering questions of possible conflicts of interest of directors as such questions arise; and

•	reviewing and evaluating on an annual basis the performance of the nominating and corporate governance committee and the nominating and corporate governance committee charter.

We believe that the composition and functioning of our nominating and corporate governance committee will comply with all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

None of our directors who serve as a member of our compensation committee is, or has at any time during the past year been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics (Code of Conduct), to be effective upon the closing of this offering, applicable to all of our employees, executive officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. Following the closing of this offering, the full text of the Code of Conduct will be available on our website at www.affiniatx.com. We intend to post on our website all disclosures that are required by law or the listing standards of the Nasdaq Stock Market concerning any amendments to, or waivers from, any provision of the Code of Conduct. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Non-Employee Director Compensation

The following table shows information concerning the compensation that our non-employee directors earned during the last completed fiscal year ended December 31, 2021. A director who is also our employee receives no additional compensation for his or her services as a director.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(4)	Option Awards ($)(3)(4)	All Other Compensation ($)	Total ($)
Sean P. Nolan	30,000	—	289,620	—	319,620
Carole Faig(5)	11,667	—	398,094	—	409,760
David Grayzel, M.D.	—	—	—	—	—
Ed Mathers	—	—	—	—	—
Elliott Sigal, M.D., Ph.D.	30,000	—	310,015	—	340,015
Caroline Stout	—	—	—	—	—
Luc Vandenberghe, Ph.D.(6)	—	—	—	150,500	150,500
Robert Weisskoff, Ph.D.(7)	—	—	—	—	—

(1)

Represents actual fees paid in fiscal year 2021. For each of Mr. Nolan and Dr. Sigal, this includes annual retainer fee of $30,000. For Ms. Faig, this includes partial year annual retainer fee of $9,723 and committee Chair fee of $1,944. Dr. Grayzel, Mr. Mathers, Ms. Stout, Dr. Vandenberghe and Dr. Weisskoff did not receive cash compensation for their service to us as non-employee directors in fiscal year 2021.

(2)	Restricted stock awards in this column are reported at the aggregate grant date fair value in accordance with FASB ASC Topic 718.
(3)	Option awards in this column are reported at the aggregate grant date fair value in accordance with FASB ASC Topic 718. Option awards under this column are discussed in greater detail below.
(4)	As of December 31, 2021, our non-employee directors held the following stock and option awards:

		Option Awards				Stock Awards
Name	Grant Date	Unexercisable	Exercisable	Exercise Price	Expiration Date	Vested	Unvested
Sean P. Nolan	12/6/2019	42,500	42,500	$0.02	12/5/2029	—	—
	6/10/2020	93,094	72,406	$1.24	6/9/2030	—	—
	6/10/2020	94,000	—	$1.24	6/9/2030	—	—
	6/3/2021	51,675	—	$1.24	6/2/2031	—	—
Carole Faig	9/7/2021	136,240	—	$4.35	9/6/2031	—	—
David Grayzel, M.D.	—	—	—	—	—	—	—
Ed Mathers	—	—	—	—	—	—	—

		Option Awards				Stock Awards
Name	Grant Date	Unexercisable	Exercisable	Exercise Price	Expiration Date	Vested	Unvested
Elliott Sigal, M.D., Ph.D.	6/10/2020	90,625	59,375	$1.24	6/9/2030	—	—
	6/3/2021	22,500	—	$2.62	6/2/2031	—	—
Caroline Stout	—	—	—	—	—	—	—
Luc Vandenberghe, Ph.D.	12/10/2020	—	—	$0.74	—	75,000	225,000
Robert Weisskoff, Ph.D.	—	—	—	—	—	—	—

(5)	Carole Faig was appointed to our Board effective September 7, 2021.
(6)

Dollar amounts under the “All Other Compensation” column for Dr. Vandenberghe reflect an aggregate of $150,500 paid to him in fiscal year 2021 pursuant to his amended and restated consulting agreement. The amended and restated consulting agreement with Dr. Vandenberghe is discussed in greater detail below under “Consulting Agreement with Dr. Vandenberghe.”

(7)	Robert Weisskoff, Ph.D. resigned from our Board effective July 20, 2021.

Stock Option Awards

Certain of our non-employee members of our board of directors received stock option awards during 2020 and 2021. On June 10, 2020, Sean P. Nolan received a grant of 165,500 stock options, with a vesting start date of March 12, 2020, and a separate grant of 94,000 stock options, with a future vesting start date of March 18, 2021. In addition, on June 10, 2020, Elliott Sigal received a grant of 150,000 stock options, with a vesting start date of May 20, 2020. On June 3, 2021, Sean P. Nolan and Elliott Sigal each received a grant of 51,675 and 22,500 stock options, respectively, with a vesting start date of June 3, 2021. In addition, on September 7, 2021, Carole Faig received a grant of 136,240 stock options, with a vesting start date of September 7, 2021. The stock options granted to Messrs. Nolan and Sigal and Ms. Faig vest and become exercisable with respect to 25% of the underlying shares on the first anniversary of the vesting start date and thereafter in equal monthly installments over three years.

Consulting Agreement with Dr. Vandenberghe

On December 10, 2020, we entered into an amended and restated consulting agreement with Dr. Vandenberghe, one of our founders and a current non-employee member of our board of directors, pursuant to which Dr. Vandenberghe would provide consulting and advisory services to us through December 10, 2024, which may be mutually extended for additional one (1) year periods. Pursuant to Dr. Vandenberghe’s amended and restated consulting agreement, in exchange for consultation regarding our corporate, research and product development and marketing activities, Dr. Vandenberghe would be paid an hourly consulting fee of $500 per hour, subject to an aggregate minimum payment of $48,000 and an aggregate maximum payment of $100,000. In the fiscal year ended December 31, 2021, Dr. Vandenberghe was paid an aggregate of $150,500 in consulting fees pursuant to his amended and restated consulting agreement.

On August 27, 2019, we previously granted Dr. Vandenberghe 17,500 shares of common stock (which, pursuant to a stock-split as part of our Series A financing, is now 175,000 shares), which, together with the original 100,000 shares issued to him upon our formation (which is now equal to 1,000,000 shares), represented 1,175,000 shares at the time Dr. Vandenberghe entered into his amended and restated consulting agreement. On April 3, 2020, we issued Dr. Vandenberghe an additional 400,000 shares of our common stock, 100,000 of which we repurchased and the remaining 300,000 of which is subject to vesting in accordance with the terms and conditions of that certain Stock Repurchase and Amendment Agreement, dated as of December 10, 2020, 75,000 of which have vested as of December 31, 2021 and the remaining shares will vest in 36 equal monthly installments thereafter.

EXECUTIVE COMPENSATION

Our named executive officers for the fiscal year ended December 31, 2021, consisting of our principal executive officer and the next two most highly compensated executive officers, were:

•	Rick Modi, who currently serves as our Chief Executive Officer and as a member of our board of directors;

•	Thomas Leggett, who currently serves as our Chief Financial Officer; and

•	Charles Albright, Ph.D., who currently serves as our Chief Scientific Officer.

Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by and paid to our named executive officers with respect to the year ended December 31, 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
Rick Modi	2021	439,875	—	—	2,474,423	252,928	—	3,167,226
Chief Executive Officer and Director
Thomas Leggett	2021	27,397	231,800	—	2,616,810	—	—	2,876,007
Chief Financial Officer
Dr. Charles Albright	2021	394,534	100,000	755,820	224,648	156,729	—	1,631,731
Chief Scientific Officer

(1)

For Mr. Leggett, reflects the amount of a full bonus for 2021 in addition to the amount of a sign-on bonus, each pursuant to the terms of his employment agreement. For Dr. Albright, reflects the amount of a sign-on bonus pursuant to the terms of his employment agreement.

(2)

Stock and option awards in these columns are reported at the aggregate grant date fair value in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 9 to our audited consolidated financial statements included in this registration statement.

(3)

Non-equity incentive plan compensation amounts represent actual amounts earned during 2021, but paid in 2022. The amount paid to each named executive officer is equal to the executive’s target annual bonus pursuant to the applicable employment agreement.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information about outstanding equity awards granted to our named executive officers that were outstanding as of December 31, 2021.

			Option Awards(1)					Stock Awards
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date	Number of Shares of Stock That Have Not Vested		Market Value of Shares of Stock That Have Not Vested(2)
Rick Modi	6/10/2020	3/12/2020	535,454	688,441	(3)	$1.24	6/9/2030	—		$—
Chief Executive Officer	6/10/2020	3/18/2021	—	899,586	(4)	1.24	6/9/2030	—		—
	6/3/2021	6/3/2021	—	485,493	(5)	2.62	6/2/2031	—		—
	8/27/2019	—	—	—		—	—	249,692	(6)	1,325,865
Thomas Leggett
Chief Financial Officer	12/8/2021	12/6/2021	—	733,000	(7)	5.31	12/7/2031	—		—
Dr. Charles Albright	6/3/2021	6/3/2021	—	125,000	(8)	2.62	6/2/2031	—		—
Chief Scientific Officer	—	—	—	—		—	—	—		—
	2/10/2021	1/18/2021	—	—		—	—	470,000	(9)	2,495,700
	2/10/2021	3/18/2021	—	—		—	—	176,000	(10)	934,560

(1)

All of the option awards and stock awards were granted under the 2019 Plan. All of the option awards were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant.

(2)

There was no public market for our common stock as of December 31, 2021. The fair market value of our common stock as of December 31, 2021 used in these calculations was determined by our board in reliance on an independent valuation.

(3)

25% of the total shares subject to this option will vest one year after the vesting commencement date, and the remaining shares vest in 36 equal monthly installments thereafter, subject to continuous service through each applicable vesting date. All unvested shares will vest immediately prior to the consummation of a change in control of the Company.

(4)

25% of the total shares subject to this option will vest one year after the vesting commencement date, and the remaining shares vest in 36 equal monthly installments thereafter, subject to continuous service through each applicable vesting date. All unvested shares will vest immediately prior to the consummation of a change in control of the Company. As of December 31, 2021, zero shares have vested.

(5)

25% of the total shares subject to this option will vest one year after the vesting commencement date, and the remaining shares vest in 36 equal monthly installments thereafter, subject to continuous service through each applicable vesting date. In the event that we terminate Mr. Modi’s employment without cause or Mr. Modi resigns for good reason within 12 months following the effective date of a change in control, all unvested shares will vest. As of December 31, 2021, zero shares have vested.

(6)

Mr. Modi subscribed for an aggregate of 1,175,000 shares of restricted stock pursuant to a Restricted Stock Agreement, dated as of August 27, 2019 (Restricted Stock Agreement). Under the Restricted Stock Agreement, we have the right to purchase the restricted stock from Mr. Modi in the event that he ceases to be employed by us for any reason prior to the third anniversary of the date of the License Agreement (as defined below). Our purchase right with respect to the restricted shares will lapse, and the restricted shares become vested, as follows: (i) 5% vest upon the commencement of Mr. Modi’s employment with us (i.e., August 27, 2019), (ii) 10% vest upon the consummation by us of a financing that results in us receiving gross proceeds of not less than $5,000,000, and (iii) the remaining 85% of restricted shares vest in equal monthly installments commencing on the date of execution of that certain Exclusive License Agreement (License Agreement) by and between us, Lonza Houston, Inc., Massachusetts Eye and Ear Infirmary, Inc. and The Schepens Eye Research Institute, Inc. On September 6, 2019 and November 21, 2021, Mr. Modi transferred the shares subject to this award to two trusts for the benefit of his children.

(7)

25% of the total shares subject to this option will vest one year after the vesting commencement date, and the remaining shares vest in 36 equal monthly installments thereafter, subject to continuous service through each applicable vesting date. As of December 31, 2021, zero shares have vested.

(8)

25% of the total shares subject to this option will vest one year after the vesting commencement date, and the remaining shares vest in 36 equal monthly installments thereafter, subject to continuous service through each applicable vesting date. In the event that we terminate the participant’s employment without cause or the participant resigns for good reason within 12 months following the effective date of a change in control, all unvested shares will vest. As of December 31, 2021, zero shares have vested.

(9)

1/4th of the total shares subject to this restricted stock award will vest on the one-year anniversary of the vesting commencement date, and 1/48th of the total shares will vest each month thereafter on the same day of the month as the vesting commencement date (or if there is no corresponding day, on the last day of the month), subject to Dr. Albright’s continuous service through each applicable vesting date. In the event that we terminate Dr. Albright’s employment without cause or he resigns for good reason within 12 months following the effective date of a change of control, all unvested shares will vest. As of December 31, 2021, zero shares have vested.

(10)

1/4th of the total shares subject to this restricted stock award will vest on the one-year anniversary of the vesting commencement date, and 1/48th of the total shares will vest each month thereafter on the same day of the month as the vesting commencement date (or if there is no corresponding day, on the last day of the month), subject to Dr. Albright’s continuous service through each applicable vesting date. In the event that we terminate Dr. Albright’s employment without cause or he resigns for good reason within 12 months following the effective date of a change of control, all unvested shares will vest. As of December 31, 2021, zero shares have vested.

Employment Agreement with Named Executive Officers and Potential Payments and Benefits Upon Termination or Change in Control

We have entered into employment agreements with certain of our named executive officers. The agreements generally provide for employment without any specific term and set forth the named executive officer’s base salary, bonus potential, eligibility for employee benefits and severance benefits upon a qualifying termination of employment, subject to certain confidentiality, non-solicitation and non-competition provisions. Any potential payments and benefits due upon a qualifying termination of employment or a change in control are further described below.

Employment Agreements with our Named Executive Officers

Rick Modi

On August 27, 2019, Rick Modi entered into an employment agreement with us to serve as the Chief Executive Officer for a one-year term, which automatically renews on annual basis for subsequent one-year periods. Pursuant to Mr. Modi’s employment agreement, we paid him an initial salary at a weekly rate of $455. Mr. Modi’s current annual base salary for 2022 is $455,271 and he is eligible for an annual target bonus of 50% of his base salary. In addition, in connection with Mr. Modi’s employment, we granted him 117,500 restricted shares (which, pursuant to a stock-split as part of our Series A financing, is now 1,175,000 shares), which vest as follows: 5% vest upon the commencement of Mr. Modi’s employment with us, 10% vest upon the consummation by us of a financing that results in us receiving gross proceeds of not less than $5,000,000, and the remaining 85% of restricted shares will vest in equal monthly installments commencing on the date of execution of a certain license agreement. Mr. Modi will also be eligible to receive additional equity grants in the form of options or capital stock from time to time as determined by our board of directors.

Mr. Modi is entitled to certain severance benefits to be paid in the event of an employment termination in certain circumstances and is subject to certain post-termination restrictive covenants, which are described below under “—Payments upon Termination of Change in Control.”

Thomas Leggett

On November 16, 2021, we entered into an employment agreement with Mr. Leggett effective December 6, 2021, pursuant to which Mr. Leggett serves as our Chief Financial Officer and as an at-will employee. Under his employment agreement, Mr. Leggett is entitled to an initial annual base salary of $400,000, less applicable payroll deductions and tax withholdings, with such annual base salary being subject to adjustment pursuant to our employee compensation policies in effect from time to time. Additionally, Mr. Leggett is eligible to earn an annual discretionary bonus, including a full annual bonus for 2021. The amount of his annual bonus, if any, will be determined in our sole discretion based on objective and/or subjective criteria established by our Chief Executive Officer and our board of directors. Mr. Leggett’s annual bonus target amount is equal to 35% of his then-current base salary. In addition, Mr. Leggett’s employment agreement provides for a one-time signing bonus to be advanced to Mr. Leggett within 30 days of the start of his employment with us in the amount of $75,000, less applicable payroll deductions and tax withholdings. The signing bonus will be deemed earned on December 6, 2022, provided that, prior to such date, Mr. Leggett’s employment with us is not terminated by him for good reason (as defined in his employment agreement) or by us for cause (as defined in his employment agreement), and in the event of such termination, Mr. Leggett is obligated to repay a prorated portion of the net, after-tax amount of the signing bonus based on the number of days he was employed by us prior to such termination. In consideration for his compliance with the non-competition provisions of our standard invention assignment, non-disclosure and business protection agreement, we awarded Mr. Leggett a one-time welcome grant of an option to purchase 733,000 shares of our common stock, which vest as follows: 25% vest on December 6, 2022, and the remaining 75% vest monthly over the next 36 months thereafter. Mr. Leggett is also eligible to receive future equity awards under our 2019 Plan, as determined within the discretion of the compensation committee of our board of directors. Any such awards, including the welcome grant, will be subject in all respects to the terms and conditions of our then-current equity incentive plan and stock option agreement, including vesting requirements.

Mr. Leggett is also entitled to certain severance benefits to be paid in the event of an employment termination in certain circumstances and is subject to certain post-termination restrictive covenants, which are described below under “—Payments upon Termination or Change in Control.”

Charles Albright

On December 20, 2020, we entered into an employment agreement with Dr. Albright effective January 18, 2021, pursuant to which, Dr. Albright serves as our Chief Scientific Officer and as an at-will employee. Under his employment agreement, Dr. Albright is entitled to an initial annual base salary of $415,000, less applicable payroll deductions and tax withholdings, with such annual base salary being subject to adjustment pursuant to our employee compensation policies in effect from time to time. Additionally, Dr. Albright is eligible to earn an annual discretionary bonus. The amount of his annual bonus, if any, will be determined in our sole discretion based on objective and/or subjective criteria established by our Chief Executive Officer and our board of directors. Dr. Albright’s annual bonus target amount is equal to 35% of his then-current base salary. In addition, Dr. Albright’s employment agreement provides for a one-time signing bonus to be advanced to Dr. Albright within 30 days of the start of his employment with us in the amount of $100,000, less applicable payroll deductions and tax withholdings. The signing bonus will be deemed earned on January 18, 2022, provided that, prior to such date, Dr. Albright’s employment with us is not terminated by him for good reason (as defined in his employment agreement) or by us for cause (as defined in his employment agreement), and in the event of such termination, Dr. Albright is obligated to repay a prorated portion of the net, after-tax amount of the signing bonus based on the number of days he was employed by us prior to such termination. In consideration for his compliance with the non-competition provisions of our standard invention assignment, non-disclosure and business protection agreement, we awarded Dr. Albright (1) a one-time welcome grant of 470,000 restricted shares, which vest as follows: 25% vest on January 18, 2022, and the remaining 75% vest monthly over the next 36 months thereafter and (2) a one-time grant of 176,000 restricted shares, which vest as follows: 25% vest on March 18, 2022, and the remaining 75% vest monthly over the next 36 months thereafter. Dr. Albright is also eligible to receive future equity awards under our 2019 Plan, as determined within the discretion of the compensation committee of our board of directors. Any such awards, including the welcome grant, will be subject in all respects to the terms and conditions of our then-current equity incentive plan and stock option agreement, including vesting requirements.

Dr. Albright is entitled to certain severance benefits to be paid in the event of an employment termination in certain circumstances and is subject to certain post-termination restrictive covenants, which are described below under “—Payments upon Termination of Change in Control.”

Potential Payments Upon Termination of Employment or Change in Control

Rick Modi

Pursuant to Mr. Modi’s employment agreement, in the event of Mr. Modi’s termination of employment for any reason other than for “cause,” including a non-renewal of the employment agreement by us, subject to Mr. Modi’s execution of a general release of claims, he is entitled to the following: (i) accrued but unpaid benefits, (ii) any earned but unpaid annual bonus, (iii) base salary continuation for 12 months and (iv) reimbursement for continuation of medical benefits for 12 months. Mr. Modi is also subject to certain post-termination restrictive covenants, including a three-year non-disparagement covenant and certain non-competition covenants for at least 12 months following termination.

Thomas Leggett and Charles Albright

Pursuant to Mr. Leggett’s and Dr. Albright’s respective employment agreements, if we terminate the executive’s employment without “cause” or the executive resigns for “good reason,” in each case, in the absence of a “change in control,” and provided that such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h), then in addition to receiving any accrued but unpaid benefits, subject to execution of a general release of claims, the executive is entitled to the following: (i) an amount equal to the equivalent of the executive’s then-current base salary for nine months and (ii) subject to timely election of continued coverage under COBRA, payment of COBRA premiums until the earlier of (A) nine months following termination, (B) the date when the executive becomes eligible for substantially equivalent health insurance coverage under a new employer and (C) the date the executive ceases to be eligible for COBRA continuation coverage. In the event we terminate the executive’s employment without “cause,” or the executive resigns for “good reason,” in each case, within 12 months following a “change in control,” then, in addition to the foregoing benefits, any outstanding, unvested equity awards will accelerate and vest and any reacquisition or repurchase rights will lapse. Mr. Leggett and Dr. Albright are also subject to certain post-termination restrictive covenants, including perpetual confidentiality, 12-month non-competition (unless terminated without “cause” or laid off) and 12-month non-solicitation covenants. The 12-month non-competition covenant may be extended to 24 months if, after termination of the executive’s employment, the executive breaches a fiduciary duty to us or unlawfully takes, physically or electronically, property belonging to us.

Retirement Benefits and Other Compensation

Our named executive officers are eligible to participate in our employee benefits, including health insurance and group life insurance benefits, on the same basis as our other employees. In addition, we maintain a 401(k) profit sharing plan pursuant to Section 401(k) of the Code covering all eligible employees. We make profit sharing contributions to qualifying participants pursuant to a discretionary formula. We generally do not provide other perquisites or personal benefits except in limited circumstances, and we did not provide any such perquisites or personal benefits to our named executive officers in 2020.

Equity Incentive Plans

2022 Equity Incentive Plan

Our board of directors has adopted the 2022 Equity Incentive Plan (2022 Plan), that will become effective on the date of the underwriting agreement related to this offering. Our 2022 Plan will come into existence upon its adoption by our board of directors, but no grants will be made under our 2022 Plan prior to its effectiveness. Once our 2022 Plan becomes effective, no further grants will be made under our 2019 Plan.

Types of Awards.    Our 2022 Plan provides for the grant of incentive stock options (ISOs), nonstatutory stock options (NSOs), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based awards and other awards, or collectively, awards. ISOs may be granted only to our employees, including our officers, and the employees of our affiliates. All other awards may be granted to our employees, including our officers, our non-employee directors and consultants and the employees and consultants of our affiliates.

Authorized Shares.    The maximum number of shares of common stock that may be issued under our 2022 Plan is      shares, which is the sum of: (i)                  new shares, plus (ii) up to                 shares of our common stock subject to awards granted under our 2019 Plan that, after the effective date of our 2022 Plan, expire or otherwise terminate without having been exercised in full or are forfeited to or repurchased by us. The number of shares of common stock reserved for issuance under our 2022 Plan will automatically increase on January 1 of each year, beginning on January 1, 2023, and continuing through and including January 1, 2032, by     % of the aggregate number of shares of common stock of all classes issued and outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors prior to the applicable January 1. The maximum number of shares that may be issued upon the exercise of ISOs under our 2022 Plan is                  shares.

Shares issued under our 2022 Plan will be authorized but unissued or reacquired shares of common stock. Shares subject to awards granted under our 2022 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our 2022 Plan. Additionally, shares issued pursuant to awards under our 2022 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations to an award, will become available for future grant under our 2022 Plan.

The maximum number of shares of common stock subject to stock awards granted under the 2022 Plan or otherwise during any calendar year beginning in 2023 to any non-employee director, taken together with any cash fees paid by us to such non-employee director during such calendar year for service on the board of directors, will not exceed $     in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes), or, with respect to the calendar year in which a non-employee director is first appointed or elected to our board of directors, $    .

Plan Administration.    Our board of directors, or a duly authorized committee of our board, may administer our 2022 Plan. Our board of directors has delegated concurrent authority to administer our

2022 Plan to the compensation committee under the terms of the compensation committee’s charter. We sometimes refer to the board of directors, or the applicable committee with the power to administer our equity incentive plans, as the administrator. The administrator may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified awards, and (2) determine the number of shares subject to such awards.

The administrator has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of awards, if any, the number of shares subject to each award, the fair market value of a share of common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2022 Plan.

In addition, subject to the terms of the 2022 Plan, the administrator also has the power to modify outstanding awards under our 2022 Plan, including the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any materially adversely affected participant.

Stock Options.    ISOs and NSOs are granted pursuant to stock option agreements adopted by the administrator. The administrator determines the exercise price for a stock option, within the terms and conditions of the 2022 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2022 Plan vest at the rate specified in the stock option agreement as specified in the stock option agreement by the administrator.

The administrator determines the term of stock options granted under the 2022 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that either an exercise of the option or an immediate sale of shares acquired upon exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO and (5) other legal consideration approved by the administrator.

Options may not be transferred to third-party financial institutions for value. Unless the administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Tax Limitations on ISOs.    The aggregate fair market value, determined at the time of grant, of common stock with respect to ISOs that are exercisable for the first time by an option holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will be treated as NSOs. No ISOs may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations, unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards.    Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the administrator. Restricted stock awards may be granted in consideration for cash, check, bank draft or money order, services rendered to us or our affiliates or any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested may be forfeited or repurchased by us upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards.    Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights.    Stock appreciation rights are granted pursuant to stock appreciation right grant agreements adopted by the administrator. The administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2022 Plan vests at the rate specified in the stock appreciation right agreement as determined by the administrator.

The administrator determines the term of stock appreciation rights granted under the 2022 Plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provide otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards.    Our 2022 Plan permits the grant of performance-based stock and cash awards. The compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the common stock.

The performance goals may be based on any measure of performance selected by the board of directors. The compensation committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, the compensation committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Awards.    The administrator may grant other awards based in whole or in part by reference to common stock. The administrator will set the number of shares under the award and all other terms and conditions of such awards.

Changes to Capital Structure.    In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2022 Plan; (2) the class and maximum number of shares by which the share reserve may increase automatically each year; (3) the class and maximum number of shares that may be issued upon the exercise of ISOs and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding awards.

Corporate Transactions.    The following applies to stock awards under the 2022 Plan in the event of a corporate transaction, unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the administrator at the time of grant. Under the 2022 Plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our assets, (2) a sale or other disposition of at least 50% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

In the event of a corporate transaction, any stock awards outstanding under the 2022 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction. In addition, the plan administrator may also provide, in its sole discretion, that the holder of a stock award that will terminate upon the occurrence of a corporate transaction if not previously exercised will receive a payment, if any, equal to the excess of the value of the property the participant would have received upon exercise of the stock award over the exercise price otherwise payable in connection with the stock award.

A stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control as may be provided in an applicable award agreement or other written agreement, but in the absence of such provision, no such acceleration will occur.

Transferability.    A participant may not transfer awards under our 2022 Plan other than by will, the laws of descent and distribution or as otherwise provided under our 2022 Plan.

Plan Amendment or Termination.    Our board has the authority to amend, suspend or terminate our 2022 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board adopted our 2022 Plan. No awards may be granted under our 2022 Plan while it is suspended or after it is terminated.

2022 Employee Stock Purchase Plan

Our board of directors has adopted the 2022 Employee Stock Purchase Plan (ESPP), that will become effective immediately prior to and contingent upon the date of the underwriting agreement related to this offering. The purpose of our ESPP will be to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our ESPP will include two components. One component will be designed to allow eligible U.S. employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component will permit the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the U.S. while complying with applicable foreign laws.

Authorized Shares.    The maximum aggregate number of shares of common stock that may be issued under our ESPP is     shares. The number of shares of common stock reserved for issuance under our ESPP will automatically increase on January 1 of each calendar year, beginning on

January 1, 2023 and continuing through and including January 1, 2032, by the lesser of (1)     % of the aggregate number of shares of common stock of all classes issued and outstanding on December 31 of the preceding calendar year, (2)                  shares and (3) a number of shares determined by our board. Shares subject to purchase rights granted under our ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our ESPP.

Plan Administration.    Our board, or a duly authorized committee thereof, will administer our ESPP. Our board has delegated concurrent authority to administer our ESPP to the compensation committee under the terms of the compensation committee’s charter. The ESPP is implemented through a series of offerings with specific terms approved by the administrator and under which eligible employees are granted purchase rights to purchase shares of common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of common stock will be purchased for our eligible employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, with a maximum dollar amount as designated by the board. Unless otherwise determined by the administrator, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of common stock on the first date of an offering or (b) 85% of the fair market value of a share of common stock on the date of purchase. For the initial offering, which we expect will commence upon the execution and delivery of the underwriting agreement relating to this offering, the fair market value on the first day of the initial offering will be the price at which shares are first sold to the public.

Limitations.    Our employees, including executive officers, or any of our designated affiliates may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by the administrator: (1) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year, or (2) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under our ESPP if such employee (1) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of common stock, or (2) holds rights to purchase stock under our ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

Changes to Capital Structure.    In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights and (4) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions.    In the event of certain corporate transactions, including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of 50% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction, and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of common stock within 10 business days (or such other period specified by the board) prior to such corporate transaction, and such purchase rights will terminate immediately.

Under the ESPP, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, and (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

ESPP Amendment or Termination.    The administrator has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

2019 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2019 Plan in November 2019. No further stock awards will be granted under our 2019 Plan on or after the effectiveness of our 2022 Plan; however, awards outstanding under our 2019 Plan will continue to be governed by their existing terms.

Types of Awards.    Our 2019 Plan allows us to grant ISOs, NSOs, stock appreciation rights, restricted stock awards, restricted stock units and other awards to eligible employees, directors, officers and consultants of ours and any parent or subsidiary of ours.

Authorized Shares.    An aggregate of 11,312,006 shares of our common stock were reserved for issuance under our 2019 Plan. As of September 30, 2021, options to purchase 8,041,020 shares of our common stock and 946,000 shares of restricted stock remained outstanding under our 2019 Plan. In the event that an outstanding option, restricted stock award or other award for any reason expires or is canceled, the shares allocable to such award shall be added to the number of shares then available for issuance under our 2022 Plan once adopted by our board of directors and approved by our stockholders.

Plan Administration.    Our board of directors or a committee of our board administers our 2019 Plan. Our board of directors has delegated concurrent authority to administer our 2019 Plan to the compensation committee under the terms of the compensation committee’s charter. Subject to the provisions of the 2019 Plan, the administrator has the full authority and discretion to take any actions it deems necessary or advisable for the administration of the 2019 Plan. All decisions, interpretations and other actions of the administrator are final and binding on all participants in the 2019 Plan.

Options.    Stock options have been granted under our 2019 Plan. Subject to the provisions of our 2019 Plan, the administrator determines the term of an option, the number of shares subject to an option, and the time period in which an option may be exercised. The term of an option is stated in the applicable award agreement, but the term of an option may not exceed 10 years from the grant date. The administrator determines the exercise price of options, which generally may not be less than 100%

of the fair market value of our common stock on the grant date. However, an ISO granted to an individual who directly or by attribution owns more than 10% of the total combined voting power of all of our classes of stock or of any our parent or subsidiary may have a term of no longer than five years from the grant date and will have an exercise price of at least 110% of the fair market value of our common stock on the grant date. In addition, to the extent that the aggregate fair market value of the shares with respect to which ISOs are exercisable for the first time by an employee during any calendar year (under all our plans and any parent or subsidiary) exceeds $100,000, such options will be treated as NSOs. The administrator determines how a participant may pay the exercise price of an option, and the permissible methods are generally set forth in the applicable award agreement. If a participant’s “continuous service” (as defined in our 2019 Plan) terminates, that participant may exercise the vested portion of his or her option for the period of time stated in the applicable award agreement. Vested options generally will remain exercisable for three months or such longer period of time as set forth in the applicable award agreement if a participant’s continuous service terminates for a reason other than death, disability or for “cause.” If a participant’s continuous service terminates due to disability or death, then vested options generally remain exercisable for 12 months or 18 months, respectively, from the date of termination (or such longer period as set forth in the applicable award agreement). In no event will an option remain exercisable beyond its original term. If a participant does not exercise his or her option within the time specified in the award agreement, the option will terminate. Except as described above, the administrator has the discretion to determine the post-termination exercisability periods for an option.

Restricted Stock.    Restricted stock awards have been granted under our 2019 Plan. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested may be forfeited or repurchased by us upon the participant’s cessation of continuous service for any reason.

Certain Adjustments.    In the event of any change that is made in, or other events that occur with respect to, the common stock subject to the 2019 Plan without the receipt of consideration by us through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restricting transaction (but excluding the conversion of any convertible securities of us), the administrator will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the 2019 Plan, (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of ISOs and (iii) the class(es) and number of securities and price per share of stock subject to outstanding awards.

Corporate Transactions.    The following applies to awards under the 2019 Plan in the event of a corporate transaction, unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the administrator at the time of grant. Under the 2019 Plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our assets, (2) a sale or other disposition of at least 50% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

In the event of a corporate transaction, our administrator may take one or more of the following actions, contingent upon the closing or completion of such corporate transaction: (i) arrange for the surviving corporation or acquiring corporation (or parent company) to assume or continue the award or substitute a similar award, (ii) arrange for the assignment of any reacquisition or repurchase rights, (iii) accelerate the vesting, in whole or in part, of the stock award to a date prior to the effective time of such corporate transaction as our administrator determines (or, if such date is not determined, to a date that is five days prior to the effective date of the corporate transaction), (iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights, (v) cancel or arrange for the cancellation of the award, to the extent not vested or exercised prior to the effective time of the corporate transaction, in exchange for cash consideration (including no consideration) as our administrator may consider appropriate and (vi) make a payment, in such form as may be determined by our administrator, equal to the excess, if any, of (A) the value of the property the participant would have received upon exercise of the award immediately prior to the effective time of the corporate transaction over (B) any exercise price payable.

Transferability of Awards.    Unless our administrator provides otherwise, our 2019 Plan generally does not allow for the transfer or assignment of awards, except by will or by the laws of descent and distribution. Shares issued upon exercise or settlement of an award will be subject to such terms and conditions as the administrator may determine, including rights of first refusal and other transfer restrictions.

Amendment; Termination.    Our board of directors may amend, suspend or terminate our 2019 Plan at any time, provided that such action does not impair a participant’s rights under outstanding awards without such participant’s written consent. As noted above, in connection with this offering, our 2019 Plan will be terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

Limitations on Liability and Indemnification Matters

Upon the closing of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect upon the closing of this offering will provide that we are required to indemnify our directors to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that, upon satisfaction of certain conditions, we are required to advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board.

We have entered into indemnification agreements with each of our directors and expect to enter into indemnification agreements with each of our executive officers prior to the closing of this offering. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under such plans would be prohibited by the lock-up agreement that the director or officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since our inception in February 2019 to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than 5% of our voting securities, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described under “Executive Compensation.”

Our Relationship with Lonza and Massachusetts Eye and Ear Infirmary

Massachusetts Eye and Ear Infirmary and Lonza License Agreement

In September 2019, we entered into the MEE/Lonza License Agreement with Lonza, a beneficial owner of more than 5% of our capital stock, and MEE. Under the MEE/Lonza License Agreement, we issued 3,500,000 shares of common stock in aggregate to Lonza and MEE. Additionally, we are obligated to make aggregate development and regulatory milestone payments of approximately $8.7 million upon achievement of certain development and regulatory milestone events for only one licensed product directed to each target or transgene, unless and until we or our affiliates (but not sublicensees) achieves a specified milestone event for a second licensed product directed to the same target or transgene, in which case all development and regulatory milestones will be payable retroactively for such second licensed product directed to such target or transgene. We are also obligated to make aggregate sales-based milestone payments of up to $35 million upon achievement of certain sales-based milestones for the first licensed product directed to each target or transgene. In addition, we will pay Lonza and MEE tiered royalties on net sales of licensed product sold by us and our affiliates ranging from low-single digit to low-double digit based on the amount of annual net sales and how many licensed products that have progressed beyond certain stages of development under the agreement, subject to customary offsets and deductions. We are also obligated to pay Lonza and MEE potential additional milestone payments based on activities by sublicensees and the financial terms of the applicable sublicense agreement, a percentage of royalty income received from sublicensees ranging as a percentage (in the low double-digits to mid-double digits) of the royalties received by us, low double-digits and a percentage of specified non-royalty sublicensing income received from sublicensees ranging from the mid-single digits to the mid-double digits based on how many products have progressed beyond certain stages of development under the agreement, subject to customary exclusions and reductions. See “Business—License Agreement with Massachusetts Eye and Ear Infirmary and Lonza” for additional information.

Lonza manufacturing services agreement

In April 2021, we entered into the Lonza Manufacturing Agreement with Lonza, which was subsequently amended by a First Amendment effective August 2021, pursuant to which Lonza is obligated to manufacture and supply to us pre-clinical and clinical supply of our products. Under the Lonza Manufacturing Agreement as amended, Lonza will reserve two dedicated manufacturing slots per year for us for a five-year initial term. We are responsible for reservation payments per contract year in exchange for such dedicated manufacturing slots, which reservation payments may be credited towards payments for the manufacturing services to be performed by Lonza. we will pay Lonza for its manufacturing services and reimburse Lonza for its out-of-pocket costs associated with purchasing raw materials, plus a customary handling fee. We were also granted a manufacturing credit equal to a specified percentage of the total amount invoiced by Lonza each calendar year, up to a specified maximum credit amount over the duration of the initial term.

In August 2021, at the time of execution of the First Amendment, we initiated the first statement of work under the Lonza Manufacturing Agreement. See “Business—Manufacturing Services Agreement with Lonza” for additional information.

Private Placements of Our Securities

Convertible Promissory Notes

In October 2019, we issued and sold convertible promissory notes (Convertible Notes), in the aggregate principal amount of $8,350,000. The Convertible Notes accrued interest at a rate of 6% per annum. The following table sets forth the aggregate principal amount of the Convertible Notes issued to our directors, officers and holders of more than 5% of our capital stock and their affiliates.

Name	Aggregate Principal Amount ($)
F-Prime Capital Partners Life Sciences Fund VI LP(1)	2,000,000
New Enterprise Associates 17, L.P.(2)	2,000,000
Lonza Houston, Inc.(3)	1,400,000
Rick Modi	500,000
Sean P. Nolan	250,000
Luc Vandenberghe	200,000

(1)	F-Prime Capital Partners Life Sciences Fund VI LP holds more than 5% of our capital stock prior to this offering.
(2)

Entities affiliated with New Enterprise Associates 17, L.P (NEA) collectively hold more than 5% of our capital stock prior to this offering. Mr. Mathers, a member of our board of directors and a General Partner at NEA has voting and dispositive power with regard to shares held by NEA. In addition, Mr. Mathers disclaims beneficial ownership of above-referenced shares held by entities affiliated with NEA except to the extent of his actual pecuniary interest therein.

(3)	Lonza Houston, Inc. holds more than 5% of our capital stock prior to this offering.

Series A and A-1 Preferred Stock Financing

In March 2020, we entered into a redeemable convertible Series A preferred stock purchase agreement (Series A Purchase Agreement) with certain investors, including certain of our officers, directors and their affiliates, and beneficial owners of greater than 5% of our capital stock, pursuant to which we issued and sold to such investors an aggregate of 11,740,918 shares of our redeemable convertible Series A preferred stock, par value $0.0001 per share (Series A Preferred Stock), at a purchase price of $2.56 per share for aggregate gross proceeds of $30.3 million, and, in connection with the conversion of the Convertible Notes, issued 3,706,187 shares of our redeemable convertible Series A-1 preferred stock upon conversion of the Convertible Notes to the holders thereof.

Under the Series A Purchase Agreement, such investors were required to purchase additional shares of our Series A Preferred Stock upon our achievement of certain milestones related to the development of our product candidates. Moreover, such investors had the right, in their sole discretion, to purchase any or all of such additional shares whether or not we achieved the specified milestones.

In October 2020, we entered into an amendment to the Series A Purchase Agreement pursuant to which we issued and sold to such investors an aggregate of 127,194 shares of our Series A Preferred Stock at a purchase price of $2.56 per share for aggregate gross proceeds of $0.3 million.

In March 2021, upon the achievement and waiver of certain milestones, we issued and sold to such investors an aggregate of 11,868,111 shares of Series A Preferred Stock at a purchase price of $2.56 per share for aggregate gross proceeds of $30.3 million.

The table below sets forth the aggregate number of shares of Series A Preferred Stock issued to our related parties in this financing:

Name	Series A Preferred Stock (#)	Aggregate Purchase Price ($)
Atlas Venture Fund XI, L.P.(1)	6,457,506	16,500,000
F-Prime Capital Partners Life Sciences Fund VI LP(2)	4,696,368	12,000,000
Entities affiliated with New Enterprise Associates(3)	9,001,371	22,999,997
Lonza Houston, Inc.(4)	1,956,820	5,000,000
Robert Aboud, J.D.	97,841	250,000
Sigal Family Investments, LLC(5)	97,841	250,000

(1)

Atlas Venture Fund XI, L.P. holds more than 5% of our capital stock prior to this offering. Atlas Venture Associates XI, LP (AVA XI LP) is the general partner of Fund XI and Atlas Venture Associates XI, LLC (AVA XI LLC) is the general partner of AVA XI LP. David Grayzel, Kevin Bitterman, Bruce Booth, Jean-Francois Formela and Jason Rhodes are each a member of AVA XI LLC. David Grayzel is a member of our board of directors.

(2)	F-Prime Capital Partners Life Sciences Fund VI LP holds more than 5% of our capital stock prior to this offering.
(3)

Entities affiliated with New Enterprise Associates (NEA) collectively hold more than 5% of our capital stock prior to this offering. Mr. Mathers, a member of our board of directors and a General Partner at NEA has voting and dispositive power with regard to shares held by NEA. In addition, Mr. Mathers disclaims beneficial ownership of above-referenced shares held by entities affiliated with NEA except to the extent of his actual pecuniary interest therein.

(4)	Lonza Houston, Inc. holds more than 5% of our capital stock prior to this offering.
(5)	Elliott Sigal, a member of our board of directors, shares voting and investment power in Sigal Family Investments, LLC as manager.

Series B Preferred Stock Financing

In April 2021, we entered into a redeemable convertible Series B preferred stock purchase agreement (Series B Purchase Agreement) with certain investors, including beneficial owners of greater than 5% of our capital stock and affiliates of certain members of our board of directors, pursuant to which we issued and sold to such investors an aggregate of 20,813,930 shares of our redeemable convertible Series B preferred stock at a purchase price of $5.29 per share for aggregate gross proceeds of $110.0 million.

The table below sets forth the aggregate number of shares of redeemable convertible Series B preferred stock issued to our related parties in this financing:

Name	Series B Preferred Stock (#)	Aggregate Purchase Price ($)
Atlas Venture Fund XI, L.P.(1)	1,040,696	5,499,995
F-Prime Capital Partners Life Sciences Fund VI LP(2)	851,479	4,499,998
Lonza Houston, Inc.(3)	662,261	3,499,996
New Enterprise Associates 17, L.P.(4)	1,986,784	10,499,995

(1)

Atlas Venture Fund XI, L.P. holds more than 5% of our capital stock prior to this offering. Atlas Venture Associates XI, LP (AVA XI LP) is the general partner of Fund XI and Atlas Venture Associates XI, LLC (AVA XI LLC) is the general partner of AVA XI LP. David Grayzel, Kevin Bitterman, Bruce Booth, Jean-Francois Formela and Jason Rhodes are each a member of AVA XI LLC. David Grayzel is a member of our board of directors.

(2)	F-Prime Capital Partners Life Sciences Fund VI LP holds more than 5% of our capital stock prior to this offering.
(3)	Lonza Houston, Inc. holds more than 5% of our capital stock prior to this offering.
(4)

Entities affiliated with New Enterprise Associates (NEA) collectively hold more than 5% of our capital stock prior to this offering. Mr. Mathers, a member of our board of directors and a General Partner at NEA has voting and dispositive power with regard to shares held by NEA. In addition, Mr. Mathers disclaims beneficial ownership of above-referenced shares held by entities affiliated with NEA except to the extent of his actual pecuniary interest therein.

Stockholders’, Management Rights and Co-Sale Agreements

In connection with our convertible preferred stock financings, we entered into stockholders’, management rights and right of first refusal and co-sale agreements containing registration rights, information rights, rights of first offer, voting rights and rights of first refusal, among other things, with certain holders of our capital stock. The holders of more than 5% of our capital stock that are party to these agreements are entities associated with New Enterprise Associates (which are affiliates of Ed Mathers, a member of our board of directors), Atlas Venture Fund XI, L.P. (which is an affiliate of David Grayzel, M.D., a member of our board of directors), F-Prime Capital Partners Life Sciences Fund VI LP, and Lonza Houston, Inc. In addition, Rick Modi, our Chief Executive Officer and member of our board of directors, Robert Aboud, our Chief Legal Officer, Sean Nolan, a member of our board of directors, Luc Vandenberghe, a member of our board of directors, and Charles Albright, our Chief Scientific Officer, are also parties to our stockholders’ agreement and right of first refusal and co-sale agreement, as well as certain entities under the control of the foregoing persons or for their benefit. Sigal Family Investments, LLC, a related party of Elliott Sigal, a member of our board of directors, is party to our stockholders’ agreement and/or right of first refusal agreement in its capacity as our investor. Certain related parties of Dr. Vandenberghe, including members of Dr. Vandenberghe’s immediate family, are party to our stockholders’ agreement and/or right of first refusal agreement in their capacity as our investors. Certain related parties of Mr. Modi, including the Rajen R. Modi 2019 Irrevocable Trust u/t/a dated September 6, 2019 and the Janaya R. Modi 2019 Irrevocable Trust u/t/a dated September 6, 2019, are party to our stockholders’ agreement and/or right of first refusal agreement in their capacity as our stockholders.

These foregoing stockholder agreements will terminate upon the closing of this offering, except for the registration rights granted under our stockholders’ agreement, which will terminate upon the earlier of: (1) five years after the completion of this offering; and (2) with respect to any particular stockholder, such time as such stockholder can sell all of its shares under Rule 144 of the Securities Act or another similar exemption during any three-month period and such stockholder holds less than one percent of our outstanding capital stock. For a description of the registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Consulting Agreements

We have entered into consulting agreements with certain of our non-employee directors. For more information regarding our consulting agreements with our non-executive directors, see “Management—Non-Employee Director Compensation.”

Employment Arrangements

We have entered into employment agreements or offer letter agreements with certain of our executive officers. For more information regarding our employment agreements with our named executive officers, see “Executive Compensation.”

Indemnification Agreements

Our amended and restated certificate of incorporation that will be in effect upon the closing of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board.

In addition, we have entered into indemnification agreements with each of our directors, and we expect to enter into indemnification agreements with each of our executive officers prior to the closing of this offering. For more information regarding these agreements, see “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Related Person Transaction Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. In connection with this offering, we have adopted a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions, which policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction will be a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director will not be covered by this policy. A related person will be any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our Code of Conduct that we expect to adopt prior to the closing of this offering, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy will require that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

All of the transactions described in this section were entered into prior to the adoption of this policy. Although we have not had a written policy for the review and approval of transactions with related persons, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest in the agreement or transaction were disclosed to our board of directors. Our board of directors took this information into account when evaluating the transaction and in determining whether such transaction was fair to us and in the best interest of all our stockholders.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of December 31, 2021:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and therefore it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2021, to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of common stock before this offering on 57,808,228 shares of common stock outstanding as of December 31, 2021, which includes 48,256,340 shares of common stock resulting from the conversion of all outstanding shares of preferred stock immediately upon the closing of this offering, as if this conversion had occurred as of December 31, 2021, and includes 1,941,942 shares of unvested restricted common stock. Percentage ownership of common stock after this offering assumes the sale of             shares of common stock in this offering and no exercise of the underwriters’ option to purchase additional shares of common stock from us.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Affinia Therapeutics Inc., 43 Foundry Avenue, Suite 120, Waltham, MA 02453.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Principal Stockholders:		Before Offering	After Offering
Entities affiliated with New Enterprise Associates(1)	11,875,866	20.5%	%
Atlas Venture Fund XI, L.P.(2)	7,498,202	13.0
F-Prime Capital Partners Life Sciences Fund VI LP and its affiliates(3)	5,722,418	9.9
Lonza Houston, Inc.(4)	4,990,478	8.6
Directors and Named Executive Officers:
Rick Modi(5)	808,376	1.4
Thomas Leggett	—	*
Charles Albright(6)	646,000	1.1
Sean P. Nolan(7)	236,306	*
Carole Faig	—	*
David Grayzel, M.D.	—	*
Ed Mathers(8)	11,856,298	20.5
Elliott Sigal, M.D., Ph.D.(9)	163,466	*

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Principal Stockholders:		Before Offering	After Offering
Caroline Stout	—	*
Luc Vandenberghe, Ph.D.(10)	1,563,771	2.7
All directors and executive officers as a group	17,091,902	28.9%	%

*	Represents beneficial ownership of less than 1%.
(1)

Consists of (a) 11,856,298 shares held by New Enterprise Associates 17, L.P. (NEA 17), consisting of (i) 887,711 shares of our common stock issuable upon conversion of Series A-1 convertible preferred stock, (ii) 8,981,803 shares of our common stock issuable upon conversion of Series A convertible preferred stock and (iii) 1,986,784 shares of our common stock issuable upon conversion of Series B convertible preferred stock and (b) 19,568 shares held by NEA Ventures 2019, L.P. (NEA Ventures), consisting of 19,568 shares of our common stock issuable upon conversion of Series A convertible preferred stock. The shares directly held by NEA 17 are indirectly held by NEA Partners 17, L.P. (NEA Partners 17), the sole general partner NEA 17, NEA 17 GP, LLC (NEA 17 LLC). The individual managers of NEA 17 LLC (collectively, the NEA 17 Managers) are Forest Baskett, Ali Behbahani, Carmen Chang, Rick Yang, Edward Mathers (a member of our board of directors), Paul Walker, Liza Landsman, Anthony A. Florence, Jr., Mohamad Makhzoumi, Scott D. Sandell and Peter Sonsini. The shares directly held by NEA Ventures are indirectly held by Karen P. Welsh, the general partner of NEA Ventures. NEA 17, NEA Partners 17, NEA 17 LLC and the NEA 17 Managers share voting and dispositive power with regard to our securities directly held by NEA 17. Ms. Welsh shares voting and dispositive power with regard to our securities directly held by NEA Ventures. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares, except to the extent of their actual pecuniary interest therein. Mr. Mathers, a general partner at New Enterprise Associates, Inc., is a member of our board of directors but does not have voting or dispositive power with respect to the shares held by NEA Ventures and he disclaims beneficial ownership of all shares held by NEA 17 and NEA Ventures, except to the extent of his pecuniary interest therein. The address for these entities is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

(2)

All of the shares are held by Atlas Venture Fund XI, L.P. (Fund XI). Consists of (a) 6,457,506 shares of our common stock issuable upon conversion of Series A convertible preferred stock and (b) 1,040,696 shares of our common stock issuable upon conversion of Series B convertible preferred stock. Atlas Venture Associates XI, LP (AVA XI LP) is the general partner of Fund XI and Atlas Venture Associates XI, LLC (AVA XI LLC) is the general partner of AVA XI LP. David Grayzel, Kevin Bitterman, Bruce Booth, Jean-Francois Formela and Jason Rhodes are each a member of AVA XI LLC. David Grayzel is a member of our board of directors. Each of Fund XI, AVA XI LP, AVA XI LLC and the members disclaim beneficial ownership of the shares, except to the extent of their proportionate pecuniary interest therein, if any. The business address of each of Fund XI, AVA XI LP and AVA XI LLC is 300 Technology Square, 8th Floor, Cambridge, MA 02139.

(3)

Consists of (a) 3,539,557 shares held by F-Prime Capital Partners Life Sciences Fund VI LP (F-Prime VI), consisting of (i) 2,688,078 shares of our common stock issuable upon conversion of Series A convertible preferred stock and (ii) 851,479 shares of our common stock issuable upon conversion of Series B convertible preferred stock, (b) 2,139,421 shares held by Impresa Fund IV LLC, consisting of (i) 1,483,625 shares of our common stock issuable upon conversion of Series A convertible preferred stock and (ii) 655,796 shares of our common stock issuable upon conversion of Series A-1 convertible preferred stock and (c) 43,440 shares held by F-Prime Capital Partners Life Sciences Advisors Fund VI LP consisting of (i) 30,124 shares of our common stock issuable upon conversion of Series A convertible preferred stock and (ii) 13,316 shares of our common stock issuable upon conversion of Series A-1 convertible preferred stock. F-Prime Capital Partners Life Sciences Advisors Fund VI LP is the general partner of F-Prime VI.

F-Prime Capital Partners Life Sciences Advisors Fund VI LP is solely managed by Impresa Management LLC, the managing member of its general partner and its investment manager. Impresa Fund IV LLC is solely managed by Impresa Management LLC, its general partner and its investment manager. Impresa Management LLC is owned, directly or indirectly, by various shareholders and employees of FMR LLC. Impressa Management LLC is managed on a day-to-day basis by its President, B. Lane MacDonald, and as such, Mr. MacDonald may be deemed to have voting and dispositive power with respect to all shares held by F-Prime VI, F-Prime Capital Partners Life Sciences Advisors Fund VI LP and Impresa Fund IV LLC. The individual and each of the entities listed above expressly disclaims beneficial ownership of the securities listed above not directly held by such individual or entity. The address of the above entities is 245 Summer Street, Boston, Massachusetts 02210.
(4)

All of the shares are held by Lonza Houston, Inc (Lonza). Consists of (a) 1,750,000 shares of our common stock, (b) 621,397 shares of our common stock issuable upon conversion of Series A-1 convertible preferred stock, (c) 1,956,820 shares of our common stock issuable upon conversion of Series A convertible preferred stock and (d) 662,261 shares of our common stock issuable upon conversion of Series B convertible preferred stock. Lonza is subject to the ultimate control of Lonza Group AG, a publicly traded company. The address for Lonza is 412 Mount Kemble Avenue, Suite 200S, Morristown, NJ 07960.

(5)

Consists of (a) 221,927 shares of our common stock issuable upon conversion of Series A-1 convertible preferred stock held by Rick Modi, (b) 586,449 shares of our common stock issuable upon exercise of outstanding stock options held by Rick Modi exercisable within 60 days of December 31, 2021. Shares of common stock are subject to a right of repurchase in favor of us at the original purchase price of the unvested shares that lapses in accordance with such vesting schedule. Mr. Modi does not have voting or dispositive power with respect to (a) 587,500 shares of common stock held by Janaya R. Modi Irrevocable Trust u/t/a dated September 6, 2019 (Janaya Trust), of which 124,846 shares of common stock are unvested and (b) 587,500 shares of common stock held by Rajen R. Modi 2019 Irrevocable Trust u/t/a dated September 6, 2019 (Rajen Trust), of which 124,846 shares of common stock are unvested. In addition, Mr. Modi disclaims beneficial ownership of all shares held by Janaya Trust and Rajen Trust, except to the extent of his pecuniary interest therein.

(6)

Consists of 646,000 shares of common stock. Shares are subject to a right of repurchase in favor of us at the lower of the original purchase price or the fair market value of the unvested shares on the date of repurchase that lapses in accordance with such vesting schedule. All of Mr. Albright’s shares are unvested. No shares subject to Mr. Albright’s outstanding stock options will be exercisable within 60 days of December 31, 2021.

(7)

Consists of (a) 110,963 shares of our common stock issuable upon conversion of Series A-1 convertible preferred stock and (b) 125,343 shares of our common stock issuable upon exercise of outstanding stock options exercisable within 60 days of December 31, 2021.

(8)

Consists of shares held by NEA 17 described under footnote (1) above, over which Mr. Mathers shares voting and dispositive power. Mr. Mathers, a member of our board of directors and a General Partner at New Enterprise Associates, Inc. (NEA) has no voting or dispositive power with regard to any shares held by NEA Ventures. In addition, Mr. Mathers disclaims beneficial ownership of above-referenced shares held by entities affiliated with NEA described in footnote (1) except to the extent of his actual pecuniary interest therein.

(9)

Consists of (a) 97,841 shares of our common stock issuable upon conversion of Series A convertible preferred stock held by Sigal Family Investments, LLC, over which Elliott Sigal shares voting and investment power as manager and (b) 65,625 shares of our common stock issuable upon exercise of outstanding stock options held by Elliott Sigal exercisable within 60 days of December 31, 2021.

(10)

Consists of (a) 88,771 shares of our common stock issuable upon conversion of Series A-1 convertible preferred stock and (b) 1,475,000 shares of common stock. Shares of common stock are subject to a right of repurchase in favor of us at the original purchase price of the unvested shares that lapses in accordance with such vesting schedule. 618,230 of Dr. Vandenberghe’s shares of common stock are unvested.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock, certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as each will be in effect following the completion of this offering, and certain provisions of Delaware law are summaries. You should also refer to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to                shares of common stock, $0.0001 par value per share, and                shares of preferred stock, $0.0001 par value per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time.

As of September 30, 2021, we had outstanding 9,551,435 shares of common stock, including 2,284,544 shares of unvested restricted common stock, held by 13 stockholders of record. As of September 30, 2021, after giving effect to the conversion of all of the outstanding shares of our preferred stock, including shares of our Series A and A-1 preferred stock and Series B preferred stock, into 48,256,340 shares of common stock, there would have been 57,807,775 shares of common stock issued and outstanding, held by 43 stockholders of record.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified board, the size of our board, removal of directors, director liability, vacancies on our board, special meetings, stockholder notices, actions by written consent and exclusive forum.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the right of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

As of September 30, 2021, there were 48,256,340 shares of preferred stock outstanding. We issued an aggregate of 27,442,410 shares of Series A and A-1 preferred stock and 20,813,930 shares of Series B preferred stock. All currently outstanding shares of preferred stock will be converted into an aggregate of 48,256,340 shares of common stock upon the closing of this offering.

Following the closing of this offering, our board of directors will have the authority under our amended and restated certificate of incorporation, without further action by our stockholders, to issue up to                shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock.

We have no present plans to issue any shares of preferred stock following completion of this offering.

Options

As of September 30, 2021, there were options to purchase 8,041,020 shares of common stock outstanding. For additional information regarding the terms of our 2019 Equity Incentive Plan, see “Executive Compensation — Equity Incentive Plans.”

Registration Rights

We, the holders of our existing preferred stock and certain holders of our existing common stock have entered into an amended and restated investors’ rights agreement. The registration rights provisions of this agreement provide those holders with demand, piggyback and Form S-3 registration rights with respect to the shares of common stock currently held by them and issuable to them upon conversion of our preferred stock in connection with our initial public offering. These shares are collectively referred to herein as registrable securities.

Demand Registration Rights

At any time beginning 180 days following the effective date of the registration statement of which this prospectus is a part, the holders of a majority of registrable securities then outstanding have the right to demand that we file a registration statement covering registrable securities then outstanding having an aggregate offering price in excess of $20.0 million certain selling expenses. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Upon such a request, we are required to effect the registration as soon as practicable, but in any event no later than 60 days after the receipt of such request. An aggregate of                shares of common stock will be entitled to these demand registration rights.

Piggyback Registration Rights

If we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of registrable securities will each be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under specified circumstances. An aggregate of                 shares of common stock will be entitled to these piggyback registration rights.

Registration on Form S-3

At any time after we become eligible to file a registration statement on Form S-3, the holders of registrable securities then outstanding will each be entitled to request to have such shares registered by us on a Form S-3 registration statement. These Form S-3 registration rights are subject to other specified conditions and limitations, including the condition that the anticipated aggregate offering price, net of certain selling expenses, is at least $2.5 million. Upon receipt of this request, the holders of registrable securities will each be entitled to participate in this registration. An aggregate of                 shares of common stock will be entitled to these Form S-3 registration rights.

Expenses of Registration

We are required to pay all expenses, including fees and expenses of one counsel to represent the selling stockholders (up to $50,000 total), relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, stock transfer taxes and any additional fees of counsel for the selling stockholders, subject to specified conditions and limitations. We are not required to pay registration expenses if a demand registration request is withdrawn at the request of a majority of holders of registrable securities to be registered, unless holders of a majority of the registrable securities agree to forfeit their right to one demand registration.

The amended and restated investors’ rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the applicable registration statement attributable to us, and the selling stockholders are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them, subject to certain limitations.

Termination of Registration Rights

The registration rights granted under the investors’ rights agreement will terminate with respect to any particular stockholder upon the earlier of (a) the closing of a deemed liquidation event or a qualified SPAC transaction, as defined in our certificate of incorporation, (b) the fifth anniversary of the closing of this offering or a SPAC transaction, as defined in our certificate of incorporation, and (c) with respect to each stockholder, at such time such stockholder is able to sell all of its shares pursuant to Rule 144 or another similar exemption under the Securities Act during a three-month period without registration.

Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation or any direct or indirect majority-owned subsidiary of the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder (in one transaction or a series of transactions);

•

subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested stockholder;

•

any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering, or our restated certificate, will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our restated certificate and our amended and restated bylaws to be effective upon the completion of this offering, or our restated bylaws, will also provide that directors may be removed by the stockholders only for cause upon the vote of 66 2/3% or more of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

Under our restated certificate of incorporation and amended and restated bylaws our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Our restated certificate and restated bylaws will also provide that all stockholder actions must be effected at a duly called meeting of stockholders and will eliminate the right of stockholders to act by written consent without a meeting. Our restated bylaws will also provide that only our Chairman of the board, Chief Executive Officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

Our restated bylaws will also provide that stockholders seeking to present proposals before a meeting of stockholders to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and will specify requirements as to the form and content of a stockholder’s notice.

Our restated certificate and restated bylaws will provide that the stockholders cannot amend many of the provisions described above except by a vote of 66 2/3% or more of our outstanding common stock.

As described in “—Preferred Stock” above, our restated certificate will give our board of directors the authority, without further action by our stockholders, to issue up to                shares of preferred stock in one or more series, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the state of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate, or our amended and restated bylaws; or

•	any action asserting a claim against us that is governed by the internal affairs doctrine.

The provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.

Our amended and restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                . The transfer agent’s address is                .

Listing

We have applied for listing of our common stock on the Nasdaq Global Market under the trading symbol “AFTX .”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of September 30, 2021, upon the closing of this offering and assuming no exercise of the underwriters’ option to purchase additional shares,                  shares of common stock will be outstanding, assuming no outstanding options are exercised. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining 55,523,231 shares of common stock held by existing stockholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 promulgated under the Securities Act or another available exemption.

As a result of the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, the shares of common stock that will be deemed restricted securities after this offering will be available for sale in the public market as follows:

•	none of the existing shares will be eligible for immediate sale upon the completion of this offering; and

•

55,523,231 shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, non-affiliate persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates (subject to certain exceptions);

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting. Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                  shares immediately after the completion of this offering based on the number of shares outstanding as of September 30, 2021; or

•

the average weekly trading volume of our common stock on the stock exchange on which our shares are listed during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our equity plans. We expect to file the registration statement covering shares offered pursuant to our stock plans as soon as practicable after the closing of this offering, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144 and expiration or release from the terms of the lock-up agreements described above.

Lock-Up Agreements

We, our executive officers and directors and substantially all of the holders of our common stock outstanding on the date of this prospectus have entered into lock-up agreements with the underwriters or otherwise agreed, subject to certain exceptions, that we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our shares of common stock, any options or warrants to purchase shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock, without the prior written consent of Goldman Sachs & Co. LLC, Jefferies LLC and Piper Sandler & Co. for a period of 180 days from the date of this prospectus.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into an agreement with the holders of our preferred stock that contains market stand-off provisions imposing restrictions on the ability of such security holders to sell or otherwise transfer or dispose of any registrable securities for a period of 180 days following the date of this prospectus.

Registration Rights

Upon the closing of this offering, the holders of 55,523,231 shares of our common stock, including common stock issuable upon the conversion of our preferred stock, or their transferees, will be entitled to specified rights with respect to the registration of their registrable shares under the Securities Act, subject to certain limitations and the expiration, waiver or termination of the lock-up agreements. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration. See “Description of Capital Stock—Registration Rights” for additional information.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following summary describes certain material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the acquisition, ownership and disposition of our common stock acquired in this offering. The summary below is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (Code), and Treasury Regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested and will not request a ruling from the U.S. Internal Revenue Service (IRS), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, and does not address Non-U.S. or U.S. state and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. This summary also does not address the alternative minimum tax, the Medicare contribution tax on net investment income, the special tax accounting rules under Section 451(b) of the Code, or the rules regarding qualified small business stock within the meaning of Section 1202 of the Code. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, corporations organized outside of the United States, any state thereof and the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, persons who acquire our common stock through the exercise of an option or otherwise as compensation, persons that hold more than 5% of our outstanding common stock, directly or indirectly during the applicable testing period (except to the extent specifically set forth below), “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by one or more qualified foreign pension funds, persons deemed to sell our common stock under the constructive sale provisions of the Code, partnerships and other pass-through entities or arrangements, and investors in such pass-through entities or arrangements. Non-U.S. Holders are urged to consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership (or entity or arrangement treated as partnership for U.S. federal income tax purposes) will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PERSONS CONSIDERING THE PURCHASE OF OUR COMMON STOCK PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME, ESTATE AND OTHER TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES.

For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation) that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

Distributions, if any, made on our common stock to a Non-U.S. Holder to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. federal income tax purposes. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a tax-free return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any remaining excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a properly executed IRS Form W-8BEN (in the case of individuals) or W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under such income tax treaty). This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically.

Dividends paid to a Non-U.S. Holder that are treated as effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), are generally exempt from the 30% U.S. federal withholding tax described above if the Non-U.S. Holder delivers to us (or, if stock is held through a financial institution or other agent, to such agent) a properly executed IRS Form W-8ECI, stating that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net-income basis at the regular rates applicable to U.S. persons (as defined in the Code). A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and does not timely file the required certification, the Non-U.S. Holder may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaties.

Sale or Other Taxable Disposition

Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless:

•

the gain is effectively connected with a trade or business of such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States);

•

the Non-U.S. Holder is a nonresident alien individual and is treated, for U.S. federal income tax purposes, as present in the United States for a period or periods aggregating to 183 or more days in the taxable year of the disposition and certain other conditions are met; or

•

we are, or have been at any time during the five-year period preceding such disposition (or the Non-U.S. Holder’s holding period, if shorter), a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market (as defined under applicable Treasury Regulations) and the Non-U.S. Holder held no more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the five year period ending on the date of the disposition or the period that the Non-U.S. Holder held our common stock. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then the Non-U.S. Holder generally will be taxed on its net gain derived from the disposition generally in the manner as gain that is effectively connected with the conduct of a trade or business in the United States, at the U.S. federal income tax rates applicable to U.S. persons (as defined in the Code), except that the branch profits tax generally will not apply. Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rule described above.

A Non-U.S. Holder described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates, and corporate Non-U.S. Holders described in the first bullet point above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain described in second bullet point above will be subject to U.S. federal income tax at a flat 30% rate, which gain may be offset by certain U.S.-source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting Requirements and Backup Withholding

Generally, we must report annually information to the IRS and to each Non-U.S. Holder the gross amount of the distributions we pay on our common stock (even if the payments are exempt from withholding), including the amount of any such distributions, the name and address of the recipient and the amount, if any, of tax withheld.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding (currently at a rate of 24%). U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-ECI (as applicable), or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the withholding agent has actual knowledge, or reason to know, that the holder is a U.S. person (as defined in the Code) who is not an exempt recipient.

U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through a U.S. office of any broker, U.S. or foreign, unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Non-U.S. Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities of the country in which the Non-U.S. Holder’s resides or is incorporated. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Foreign Accounts

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid on, and (subject to the proposed Treasury Regulations discussed below) the gross proceeds from the sale or other disposition of, our common stock paid to a non-U.S. financial institution (as specifically defined by applicable rules) unless (i) if the non-U.S. entity is a “foreign financial institution,” such non-U.S. entity undertakes certain due diligence, reporting, withholding and certification obligations, (ii) if the non-U.S. entity is not a “foreign financial institution,” such non-U.S. entity identifies certain of its U.S. investors, if any or (iii) the non-U.S. entity is otherwise exempt under FATCA. However, the U.S. Treasury released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In the preamble to such proposed regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Under certain circumstances, a Non-U.S. Holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Jefferies LLC and Piper Sandler & Co. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Jefferies LLC
Piper Sandler & Co.
Chardan Capital Markets LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters have an option to buy up to an additional                  shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to                 additional shares from us.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                  per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms.

The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We and our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC, Jefferies LLC and Piper Sandler & Co. See the section of this prospectus titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our common stock on the Nasdaq Global Market under the trading symbol “AFTX.”

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                  million. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $                  .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no offer of shares of our common stock may be made to the public in that Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

•

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented,

acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged in with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies

(Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (SFA)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (FIEA). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This offering document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This offering document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This offering document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (FINMA), as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (CISO), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described in this prospectus and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Cooley LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Goodwin Procter LLP, Boston, Massachusetts. As of the date of this prospectus, GC&H Investments, LLC, an entity consisting of current and former partners and associates of Cooley LLP, beneficially holds an aggregate of 58,704 shares of our common stock on an as-converted basis.

EXPERTS

The consolidated financial statements of Affinia Therapeutics Inc. as of December 31, 2019 and 2020, and for the period from February 27, 2019 (date of inception) through December 31, 2019 and for the year ended December 31, 2020, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at www.sec.gov.

We also maintain a website at www.affiniatx.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

AFFINIA THERAPEUTICS INC.

Index to Financial Statements

Index to Financial Statements for the Period February 27, 2019 (inception) through December 31, 2019 and the Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2019 and 2020	F-3

Consolidated Statements of Operations for the Period February 27, 2019 (inception) through December 31, 2019 and the Year Ended December 31, 2020	F-4

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the Period February 27, 2019 (inception) through December 31, 2019 and the Year Ended December 31, 2020	F-5

Consolidated Statements of Cash Flows for the Period February 27, 2019 (inception) through December 31, 2019 and the Year Ended December 31, 2020	F-6

Notes to Consolidated Financial Statements	F-8

Index to Unaudited Financial Statements as of and for the nine months ended September 30, 2020 and 2021

Condensed Consolidated Balance Sheets as of December 31, 2020 and September 30, 2021	F-43

Condensed Consolidated Statements of Operations for the nine months ended September 30, 2020 and 2021	F-44

Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the nine months ended September 30, 2020 and 2021	F-45

Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2020 and 2021	F-46

Notes to Condensed Consolidated Financial Statements	F-48

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Affinia Therapeutics Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Affinia Therapeutics Inc. and its subsidiary (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows, for the period from February 27, 2019 (inception) to December 31, 2019 and the year ended December 31, 2020, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for the period from February 27, 2019 (inception) to December 31, 2019 and the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

September 7, 2021

We have served as the Company’s auditor since 2020.

AFFINIA THERAPEUTICS INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of December 31,
	2019	2020
ASSETS
Current assets:
Cash and cash equivalents	$6,102	$43,225
Unbilled accounts receivable	—	835
Prepaid expenses and other current assets	245	694

Total current assets	6,347	44,754
Non-current assets:
Restricted cash	100	1,009
Right-of-use asset	—	312
Property and equipment, net	1,746	4,653

Total assets	$8,193	$50,728

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK & STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$881	$1,194
Accrued expenses and other current liabilities	1,001	3,549
Deferred revenue	—	14,840
Operating lease liability, current portion	—	331
Convertible notes payable	8,446	—

Total current liabilities	10,328	19,914

Non-current liabilities:
Other liabilities	22	295
Long-term deferred revenue	—	8,668
Preferred tranche obligation	—	14,123

Total liabilities	$10,350	$43,000

Commitments and contingencies (Note 12)
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $0.0001 par value, 23,736,223 shares authorized, and 11,868,112 shares issued and outstanding (liquidation preference of $30,325) as of December 31, 2020	—	23,814
Series A-1 redeemable convertible preferred stock, $0.0001 par value, 3,706,187 shares authorized and 3,706,187 shares issued and outstanding (liquidation preference of $8,523) as of December 31, 2020	—	7,486
Stockholders’ deficit:
Common stock, $0.0001 par value, 10,000,000 and 45,000,000 shares authorized and 4,898,541 and 6,189,269 shares issued and outstanding as of December 31, 2019 and 2020, respectively	—	1
Additional paid-in-capital	84	421
Accumulated deficit	(2,241)	(23,994)

Total stockholders’ deficit	(2,157)	(23,572)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$8,193	$50,728

The accompanying notes are an integral part of these consolidated financial statements.

AFFINIA THERAPEUTICS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIOD FEBRUARY 27, 2019 (INCEPTION) THROUGH DECEMBER 31, 2019 AND THE YEAR ENDED DECEMBER 31, 2020

(In thousands, except share and per share data)

	2019	2020
Collaboration revenue	$—	$4,327
Operating expenses:
Research and development	610	13,745
General and administrative	1,525	5,598

Total operating expenses	2,135	19,343

Loss from operations	(2,135)	(15,016)
Other expense:
Change in fair value of preferred tranche obligation	—	(7,952)
Change in fair value of convertible notes payable	—	1,036
Other income	57	250
Interest expense	(163)	(71)

Total other expense, net	(106)	(6,737)

Net loss before income taxes	(2,241)	(21,753)
Provision for income taxes	—	—

Net loss	$(2,241)	$(21,753)

Net loss per share—basic and diluted	$(1.50)	$(3.89)

Weighted-average common shares outstanding—basic and diluted	1,489,131	5,596,879

The accompanying notes are an integral part of these consolidated financial statements.

AFFINIA THERAPEUTICS INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share data)

	Series A Preferred Stock		Series A-1 Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Outstanding Shares	Amount	Outstanding Shares	Amount	Outstanding Shares	Amount
February 27, 2019 (Inception)	—	$—	—	$—	—	$—	$—	$—	$—
Issuance of common stock	—	—	—	—	3,500,000	—	84	—	84
Vesting of restricted common stock subject to repurchase	—	—	—	—	1,398,541	—	—	—	—
Net loss	—	—	—	—	—	—	—	(2,241)	(2,241)

December 31, 2019	—	$—	—	$—	4,898,541	$—	$84	$(2,241)	$(2,157)

Issuance of Series A redeemable convertible preferred stock, net of issuance costs of $340 and preferred tranche obligation of $6,171	11,868,112	23,814	—	—	—	—	—	—	—
Conversion of Notes into redeemable convertible Series A-1 preferred stock	—	—	3,706,187	7,486	—	—	—	—	—
Vesting of restricted common stock subject to repurchase	—	—	—	—	1,290,728	1	—	—	1
Stock-based compensation expense	—	—	—	—	—	—	337	—	337
Net loss	—	—	—	—	—	—	—	(21,753)	(21,753)

December 31, 2020	11,868,112	$23,814	3,706,187	$7,486	6,189,269	$1	$421	$(23,994)	$(23,572)

The accompanying notes are an integral part of these consolidated financial statements.

AFFINIA THERAPEUTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FEBRUARY 27, 2019 (INCEPTION) THROUGH DECEMBER 31, 2019 AND THE YEAR ENDED DECEMBER 31 2020

(Amounts in thousands)

	2019	2020
Cash flows from operating activities:
Net loss	$(2,241)	$(21,753)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	1	574
Stock-based compensation expense	—	337
Non-cash research and development expense	84	—
Change in fair value of preferred tranche obligation	—	7,952
Change in fair value of convertible notes	—	(1,036)
Non-cash interest	96	76
Non-cash lease expense	—	338
Changes in operating assets and liabilities:
Accounts receivable	—	(835)
Prepaid expenses and other current assets	(245)	(482)
Accounts payable	328	861
Accrued expenses and other current liabilities	581	2,037
Other liabilities	22	295
Operating lease liability	—	(317)
Deferred revenue	—	23,508

Net cash (used in) provided by operating activities	(1,374)	11,555

Cash used in investing activities:
Purchases of property and equipment	(774)	(3,508)

Cash used in investing activities:	(774)	(3,508)

Cash provided by financing activities:
Proceeds from issuances of Series A redeemable convertible preferred stock, net of issuance costs	—	29,985
Proceeds from issuance of convertible notes	8,350	—

Net cash provided by financing activities:	8,350	29,985

Net change in cash, cash equivalents and restricted cash	$6,202	$38,032

Cash, cash equivalents and restricted cash at beginning of year	—	6,202

Cash, cash equivalents and restricted cash at end of year	$6,202	$44,234

	As of December 31,
	2019	2020
Cash and cash equivalents	$6,102	$43,225
Restricted cash	100	1,009

Total cash, cash equivalents and restricted cash	$6,202	$44,234

Noncash investing and financing activities:
Conversion of notes payable and accrued interest into redeemable convertible Series A-1 preferred stock	$—	$7,486

Series A redeemable convertible preferred stock proceeds allocated to tranche obligation	$—	$6,171

Increase (decrease) in accounts payable and accrued expenses for purchases of property and equipment	$973	$(27)

Issuance of common stock in exchange for research and development license	$84	$—

The accompanying notes are an integral part of these consolidated financial statements.

AFFINIA THERAPEUTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD FEBRUARY 27, 2019 (INCEPTION) THROUGH DECEMBER 31, 2019, AND THE YEAR ENDED DECEMBER 31, 2020

1. Description of Business

Affinia Therapeutics Inc. (the Company) was incorporated in February 2019 under the laws of the State of Delaware and is headquartered in Waltham, Massachusetts. It is pioneering a new class of rationally designed gene therapies with potentially curative benefit in patients with both rare and prevalent devastating diseases. The Company is led by a team of seasoned executives with extensive experience in advancing transformational gene therapy technologies from discovery and approval through commercialization. The Company created its proprietary Affinia Rationally-designed Therapies (ART) platform to develop novel capsids, promoters and manufacturing approaches. Its goal is to realize the full promise of gene therapy by addressing key limitations of conventional gene therapies. The ART platform is versatile and modular and enables the Company to build a deep pipeline of differentiated product candidates across multiple therapeutic areas and genetic modalities, including gene replacement, vectorized antibody, gene editing and RNA knockdown approaches. The Company is focused on helping patients with a dire medical need and where its platform can have a transformative advantage. The Company intends for the success of its initial programs to translate into the efficient development of additional gene therapy candidates and allow it to build portfolios in neurological, neuro-oncological, neuromuscular and pulmonary diseases.

On March 12, 2020, the Company amended and restated its certificate of incorporation to effect a 1-for-10 reverse stock split of the Company’s common stock. The par value and authorized shares of the common stock were not adjusted as a result of the reverse stock split. All issued and outstanding common stock, options to purchase common stock, early exercised restricted shares, and per share amounts contained in the financial statements have been retroactively adjusted to give effect to the reverse stock split for all periods presented.

Going Concern

In accordance with Accounting Standards Codification (ASC) 205-40, Going Concern, the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. As of December 31, 2020, the Company had an accumulated deficit of $24.0 million. During the period February 27, 2019 (inception) through December 31, 2019 and the year ended December 31, 2020, the Company incurred net losses of $2.2 million and $21.8 million. The Company expects to continue to generate operating losses in the foreseeable future. The Company expects that its cash and cash equivalents of $43.2 million as of December 31, 2020, along with the gross proceeds received from its sale of $140.3 million of redeemable convertible preferred stock in March and April 2021 (see Note 14), will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next 12 months from issuance of the consolidated financial statements.

In addition, the Company expects that it will seek additional funding through public or private financings, debt financing, collaboration agreements or government grants. The inability to obtain funding, as and when needed, could have a negative impact on the Company’s financial condition and ability to pursue its business strategies, which may include amending, delaying, limiting, reducing, or terminating planned activities related to its product candidates.

Impact of COVID-19

In December 2019, COVID-19 was first reported to the World Health Organization (WHO), and in January 2020, the WHO declared the outbreak to be a public health emergency. In March 2020, the

WHO characterized COVID-19 as a pandemic. Since then, the COVID-19 pandemic (Pandemic) and efforts to control its spread, including through vaccination efforts, have significantly curtailed the movement of people, goods, and services worldwide. The duration and extent of the Pandemic depend on future developments that are highly uncertain and cannot be accurately predicted at this time. It has already had an adverse effect on the global economy, and the ultimate societal and economic impact of the Pandemic remains unknown. Concerns over the economic impact of the Pandemic have caused volatility in financial and other capital markets, which may adversely affect the Company’s ability to access capital markets in the future.

To date, the Company has not experienced significant delays or disruptions in its development activities as a result of the Pandemic but may in the future as the outbreak progresses and some of the Company’s service providers continue to be impacted. The Company’s scientists complied with the Stay-at-Home order issued by the Governor of the Commonwealth of Massachusetts in March 2020, but its research and development operations resumed at a reduced capacity after a two-week initial shut down and the Company substantially resumed full operations by September 2020. The Company will continue to monitor developments as it addresses the disruptions, delays and uncertainties relating to the Pandemic.

2. Summary of Significant Accounting Policies

Basis of presentation

The Company has prepared the financial statements and accompanying notes in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of Affinia Therapeutics Inc. and its wholly-owned subsidiary, Affinia Therapeutics Securities Corporation. All intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, assumptions, and estimates that affect the amounts reported in the financial statements and accompanying notes. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and adjusts when the facts and circumstances dictate. All revisions to accounting estimates are recognized in the period in which the estimates are revised. Significant estimates reflected in the Company’s financial statements include, but are not limited to, revenue recognition, research and development expenses, the fair value of convertible notes payable, the fair value of the Company’s preferred stock tranche obligations, and stock-based compensation.

Segment information

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company has determined that its chief operating decision maker is its Chief Executive Officer. The Company’s chief operating decision maker reviews the Company’s financial information on an aggregated basis for purposes of allocating resources and assessing financial performance.

Loss contingencies

The Company may be involved in legal proceedings, claims and regulatory, tax or governmental inquiries and investigations that arise in the ordinary course of business resulting in loss contingencies.

Loss contingencies are accrued for when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. The Company does not accrue for contingent losses that, in its judgment, are considered to be reasonably possible, but not probable; however, the range of such reasonably possible losses would be disclosed. Loss contingencies considered remote are generally not disclosed. The Company had no loss contingencies accrued for the period February 27, 2019 (inception) through December 31, 2019, and the year ended December 31, 2020.

Cash and cash equivalents

The Company considers all short-term, highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist of cash deposited with banks and funds invested in readily available money market accounts. The carrying amount of cash equivalents invested in money market funds was $13.5 million of the total $43.2 million cash and cash equivalents on hand as of December 31, 2020. There were no investments in money market funds as of December 31, 2019. The money market account is valued using quoted market prices with no valuation adjustments applied and is categorized as a Level 1 financial asset.

Restricted cash

As of December 31, 2019 and 2020, the Company had approximately $0.1 million and $1.0 million, respectively, of restricted cash deposited with a financial institution. Restricted cash represents the cash held to secure letters of credit associated with the lessors of the Company’s facility leases.

Concentration of credit risk and significant suppliers

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company has not experienced any credit losses on its cash or cash equivalents. The Company maintains its cash and cash equivalents at a high-quality financial institution. Management believes that such funds are not exposed to any significant credit or concentration risk.

The Company is dependent on third-party contract research organizations (CROs), contract development and manufacturing organizations (CDMOs), and contract manufacturing organizations (CMOs) to supply certain intellectual property and services for research activities in its product candidates. In particular, the Company relies and expects to continue to rely on a small number of these organizations to supply it with its requirements for key raw materials related to these programs. These product candidates could be adversely affected by a significant interruption in the supply of key raw materials.

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated useful life
Computers and software	3 years
Machinery and equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of the remaining lease term or the estimated life of the asset (5 years)

Upon the sale or disposal of property and equipment, the cost and related accumulated depreciation are removed from the balance sheet and any resulting gain or loss is reflected in general and administrative expense in the statements of operations. There were no gains or losses related to the sale or disposal of property and equipment recognized during the period February 27, 2019 (inception) through December 31, 2019, and the year ended December 31, 2020. Expenditures for repairs and maintenance are charged to the statements of operations as incurred, while expenditures for major renewals and betterments that extend the useful life of an asset or provide additional utility are capitalized.

Impairment of long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the future undiscounted cash flows expected to be generated by the asset or asset group. The Company did not recognize any impairment losses on long-lived assets during the period February 27, 2019 (inception) through December 31, 2019, and the year ended December 31, 2020.

Leases

Prior to January 1, 2020, the Company accounted for leases in accordance with ASC 840, Leases. At lease inception, the Company determined if an arrangement was an operating or capital lease. For operating leases, the Company recognized rent expense, inclusive of rent escalation, holidays and lease incentives, on a straight-line basis over the lease term. The difference between rent expense recorded and the amount paid was recorded as a deferred rent liability in the accompanying balance sheets. The Company presented lease incentives as deferred rent and amortized the incentives as a reduction to rent expense on a straight-line basis over the lease term. The Company classified deferred rent as current and noncurrent liabilities based on the portion of the deferred rent that was scheduled to mature within twelve months.

Effective January 1, 2020, the Company accounts for its leases in accordance with ASC 842, Leases. At contract inception, the Company determines if an arrangement is or contains a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If determined to be or contain a lease, the lease is assessed for classification as either an operating or finance lease at the lease commencement date, defined as the date on which the leased asset is made available for use by the Company, based on the economic characteristics of the lease. For each lease with a term greater than twelve months, the Company records a right-of-use asset and lease liability.

A right-of-use asset represents the economic benefit conveyed to the Company by the right to use the underlying asset over the lease term. A lease liability represents the obligation to make lease payments arising from the lease. The Company elected the practical expedient to not separate lease and non-lease components, for all underlying asset types, and therefore measures each lease payment as the total of the fixed lease and associated non-lease components. Lease liabilities are measured at lease commencement and calculated as the present value of the future lease payments in the contract using the rate implicit in the contract, when available. If an implicit rate is not readily determinable, the Company will use an incremental borrowing rate measured as the rate at which the Company could borrow, on a fully collateralized basis, a commensurate loan in the same currency over a period consistent with the lease term at the commencement date. Right-of-use assets are measured as the lease liability plus initial direct costs and prepaid lease payments, less lease incentives granted by the lessor. The lease term is measured as the noncancelable period in the contract, adjusted for any options to extend or terminate when it is reasonably certain the Company will extend the lease term via such options based on an assessment of economic factors present as of the lease commencement date. The Company elected the practical expedient to not recognize leases with an initial lease term of twelve months or less.

Fair value measurements

Certain assets and liabilities are carried at fair value under U.S. GAAP. Fair value is defined as the price that the Company would receive for an asset or pay to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial assts and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1 Inputs—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Inputs—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Inputs—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.

Financial instruments are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the investment. The Company’s convertible notes and preferred tranche obligation were carried at fair value, determined according to Level 3 inputs in the fair value hierarchy described above (see Note 3). The fair value of financial instruments included in cash and cash equivalents is valued using Level 1 inputs and the carrying value approximates fair value. The carrying value of the Company’s other financial instruments included in current assets and liabilities approximate their fair value principally due to the short-term maturities of these instruments.

Fair value option

As permitted under ASC 825, Financial Instruments (ASC 825), the Company elected the fair value option to account for its convertible promissory notes (convertible notes or Notes). In accordance with ASC 825, the Company recorded these convertible notes at fair value with changes in fair value recorded as a component of other expense in the consolidated statements of operations. As a result of applying the fair value option, direct costs and fees related to the convertible notes were expensed as incurred and were not deferred.

Preferred tranche obligation

The Company classifies the redeemable convertible preferred stock tranche obligation (tranche obligation) for the future purchase, and option to purchase, series A redeemable convertible preferred stock (Series A) as a liability on its balance sheet as the tranche obligation is a freestanding instrument that may require the Company to transfer equity instruments upon the achievement of specified milestone events or upon waiver and approval from the board of directors. The Company recorded a tranche obligation liability initially at fair value upon the date of issuance and subsequently remeasured the liability to fair value at each reporting date. Changes in the fair value of the tranche obligation liability were recognized as a component of other expense in the consolidated statements of operations.

Classification of redeemable convertible preferred stock

The Company has classified redeemable convertible preferred stock, referred to as preferred stock, as temporary equity in the accompanying consolidated balance sheets due to terms that allow for redemption of the shares in cash upon certain change in control events that are outside of the Company’s control, including sale or transfer of control of the Company as holders of the preferred stock could cause redemption of the shares in these situations. The Company did not accrete the carrying values of the preferred stock to the redemption values since a liquidation event was not considered probable during the year ended December 31, 2020. Subsequent adjustments of the carrying values to the ultimate redemption values will be made only when it becomes probable that such a liquidation event will occur.

Revenue recognition

Revenue recognition for license and collaboration agreements

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (ASC 606). This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. The adoption had no impact as the Company entered into its first collaboration agreement in April 2020 with Vertex Pharmaceuticals Incorporated (Vertex) and adopted ASC 606 with the execution of this agreement.

Under ASC 606, the Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract or contracts with a customer; (ii) identify the performance obligations of the Company within the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, the Company satisfies a performance obligation.

The Company only applies the five-step analysis to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract, determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company’s current arrangement with Vertex contains multiple performance obligations that include disease-specific licenses to the Company’s novel adeno-associated virus (AAV) capsid (virus protein shell) patents and research related to the identification of capsids meeting disease-specific criteria. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company enters into licensing arrangements that are within the scope of ASC 606 under which it may exclusively license to third parties certain rights to develop, manufacture, and commercialize its capsids or product candidates. The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, upfront license fees;

reimbursement of research and development costs; development, regulatory and sales milestone payments; and royalties on net sales of licensed products. For costs that were not paid upfront, the payment terms under the Company’s licensing agreements are generally 45 days. Amounts are recorded as accounts receivable when the Company’s right to consideration is unconditional.

In determining the amount of revenue to be recognized as the Company fulfills its obligations, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the assessment of the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations, and (v) recognition of revenue when, or as, the Company satisfies each performance obligation. As part of the accounting for arrangements under ASC 606, the Company must use significant judgment to determine the performance obligations, the transaction price, and the standalone selling price (SSP) for each performance obligation identified in the contract for the allocation of the transaction price. The Company also uses judgment to determine whether milestones or other variable consideration, except for royalties and sales-based milestones, should be included in the transaction price.

The SSP is the price at which an entity would sell a promised good or service separately to a customer. Management estimates the SSP of each of the identified performance obligations, maximizing the use of observable inputs. Because the Company has not sold the same goods or services in its contracts separately to any customers on a standalone basis, the Company utilizes similar observable transactions in the marketplace or estimates the standalone selling price of each performance obligation in its customer arrangements based on its estimate of costs to be incurred to fulfill its obligations associated with the performance obligation, plus a reasonable margin. The Company allocates the transaction price to each performance obligation in proportion to its SSP.

The Company has determined that its only contract liability under ASC 606 is deferred revenue related to amounts received prior to revenue recognition. These amounts are recorded as deferred revenue in the balance sheets. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as the current portion of deferred revenue. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as long-term deferred revenue in the consolidated balance sheets. The Company does not incur commission or other costs to fulfill customer contracts and as such, no capitalized contract costs are recorded on the consolidated balance sheets.

Exclusive licenses

If the license granted in the arrangement is determined to be distinct from the other promises or performance obligations identified in the arrangement, which generally include research and development services, the Company recognizes revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. In assessing whether a license is distinct from the other promises, the Company considers relevant facts and circumstances of each arrangement, including the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether the collaboration partner can benefit from the license for its intended purpose without the receipt of the remaining promises, whether the value of the license is dependent on the unsatisfied promises, whether there are other vendors that could provide the remaining promises, and whether it is separately identifiable from the remaining promises.

For licenses that are combined with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition. The measure of progress, and the resulting periods over which revenue should be recognized, are subject to estimates by management and may change over the course of the arrangement. Such a change could have a material impact on the amount of revenue the Company records in future periods. Under the Company’s existing license and collaboration agreement, the Company has concluded the research and development services and the intellectual property and promises to which those services relate, are combined into performance obligations (see Note 11) and that the transfer of control to the customer with respect to those performance obligations occurs over the time period that the research and development services are to be provided by the Company. The cost-to-cost method is, in management’s judgement, the best measure of progress towards satisfying the performance obligations in its existing arrangements.

Research and development services

The promises under the Company’s collaboration and license agreements generally include research and development services to be performed by the Company on behalf of the collaboration partner. Payments or reimbursements resulting from the Company’s research and development efforts are estimated at the outset of the arrangement and considered part of the transaction price that is subsequently recognized as revenue because the Company is the principal in the arrangement for such efforts.

Customer options

The Company’s arrangements may provide a customer with the right to certain optional purchases, such as the right to license a target either at the inception of the arrangement or within a predefined option period. Under these agreements, fees may be due to the Company at the inception of the arrangement as an upfront fee or payment or upon the exercise of an option to acquire a license. If an arrangement is determined to contain customer options that allow the customer to acquire additional goods or services, the Company evaluates the customer options to determine if they are material rights at the outset of each arrangement. If the goods and services underlying the customer options are not determined to be material rights, these customer options are not considered to be performance obligations at the outset of the arrangement, as they are contingent upon exercise of the option. If the customer options are determined to represent a material right, the material right is recognized as a separate performance obligation at the outset of the arrangement. The Company allocates the transaction price to material rights based on the relative standalone selling price.

Milestone payments

At the inception of each arrangement that includes research, development or regulatory milestone payments, the Company will evaluate whether the milestones are considered likely to be met and estimate the amount to be considered for inclusion in the transaction price using the most-likely-amount method. If it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur, the associated milestone value is included in the transaction price. For milestone payments due upon events that are not within the control of the Company or the licensee, such as regulatory approvals, the Company is not able to assert that it is likely that the regulatory approval will be granted and that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur until those approvals are received. In making this assessment, the Company evaluates factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the particular milestone. There is considerable judgment involved in determining whether it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur. At the end of each subsequent reporting period, the Company reevaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price of the arrangement. Any such adjustments are recorded on a cumulative catch-up basis, which would affect the amount of revenue and earnings in the period of adjustment. As of December 31, 2020, no milestones under the 2020 Vertex Agreement (see Note 11) were included in the transaction price as no milestones had been deemed likely to be achieved or had been achieved.

Royalties

For arrangements that include sales-based royalties, including milestone payments based on a level of sales, that are the result of a customer-vendor relationship and for which the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied or partially satisfied. To date, the Company has not recognized any royalty revenue resulting from any of its licensing arrangements.

For a complete discussion of accounting for collaboration revenues, see Note 11, License and Collaboration Agreement.

Research and development costs

Research and development costs include (i) employee-related expenses, including salaries, benefits, travel- and stock-based compensation expense; (ii) external research and development expenses incurred under arrangements with third parties, such as CRO and CMO agreements and consultants; (iii) costs associated with pre-clinical activities and (iv) lab supplies, lab expenses and an allocation of rent and utilities expense. Costs incurred in connection with research and development activities are expensed as incurred. Costs incurred in obtaining technology licenses through asset acquisitions are charged to research and development expense if the licensed technology has not reached technological feasibility and has no alternative future use.

The Company enters into consulting, research, and other agreements with external parties for the provision of goods and services. Such arrangements are generally cancelable upon reasonable notice and payment of costs incurred. Costs are considered incurred based on an evaluation of the progress to completion of specific tasks under each contract using information and data provided by the Company’s preclinical sites and vendors. These costs consist of direct and indirect costs associated with specific projects, as well as fees paid to various entities that perform certain research on behalf of the Company. Depending upon the timing of payments to the service providers, the Company recognizes prepaid expenses or accrued expenses related to these costs. These accrued or prepaid expenses are based on management’s estimates of the work performed under service agreements, milestones achieved, and experience with similar contracts. The Company monitors each of these factors and adjusts estimates accordingly.

Patent-related costs

Patent-related costs incurred in connection with patent applications are expensed as incurred. Amounts incurred are classified as general and administrative expenses in the accompanying consolidated statements of operations.

General and administrative costs

General and administrative costs consist primarily of payroll and employee-related costs, including salaries, bonuses, benefits and stock-based compensation, as well as allocated rent and utilities, infrastructure, corporate insurance, office expenses and professional fees.

Stock-based compensation

The Company measures all stock options and other stock-based awards granted to employees, nonemployees, and directors based on the fair value on the date of the grant. For awards with service conditions only, the Company uses the straight-line method to allocate compensation costs to reporting periods over each award’s requisite service period, which is generally the vesting period. For awards with both performance and service conditions, the Company recognizes expense based on the fair value of the performance awards over the estimated service period to the extent the achievement of the related performance criteria is estimated to be probable. At each reporting date, the Company evaluates whether any performance conditions related to a performance-based award have changed. The effect of any change in performance conditions is recognized as a cumulative catch-up adjustment in the period such change occurs, and any remaining unrecognized compensation expense would be recognized using the accelerated attribution method over the remaining requisite service period. The Company’s policy is to account for forfeitures when they occur.

The Company classifies stock-based compensation expense in its consolidated statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipients’ service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. For any awards that are not “plain-vanilla” options, the Company estimates the expected term based on its best estimate at the date of grant. The risk-free interest rate is determined by reference to the US Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is zero because the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The fair value of each restricted common stock award is estimated on the date of grant based on the fair value of the Company’s common stock.

In determining the exercise prices for options granted, the Company has considered the estimated fair value of the underlying common stock as of the measurement date. The estimated fair value of the common stock has been determined at each grant date based upon a variety of factors, including the illiquid nature of the common stock, arm’s-length sales of the Company’s capital stock (including convertible preferred stock), the effect of the rights and preferences of the preferred shareholders, and the prospects of a liquidity event. Among other factors are the Company’s financial position and historical financial performance, forecasted future operations of the Company, an evaluation or benchmark of the Company’s competition, and the current business climate in the marketplace. Significant changes to the key assumptions underlying the factors used could result in different fair values of common stock at each valuation date.

Income taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more likely than not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties. The Company had no amounts accrued for interest and penalties on its consolidated balance sheets as of December 31, 2019 and 2020.

Comprehensive Loss

Comprehensive loss represents net loss for the period plus the results of certain other changes in stockholders’ deficit. The Company’s comprehensive loss was equal to its net loss for the period February 27, 2019 (inception) through December 31, 2019, and the year ended December 31, 2020.

Loss per share

Basic loss per share is computed by dividing net loss attributable to common stockholders by the basic weighted average number of shares outstanding. Diluted loss per share is calculated to give effect to all potentially dilutive common shares that were outstanding during the reporting period. The dilutive effect of outstanding equity-based compensation awards is reflected in diluted loss per share by application of the treasury stock method, only in periods in which such effect would have been dilutive for the period.

Recent accounting pronouncements adopted

In April 2012, the Jump-Start Our Business Startups Act (the JOBS Act) was enacted into law. The JOBS Act contains provisions that reduce certain reporting requirements for an emerging growth company. As an emerging growth company, the Company may elect to adopt new or revised accounting standards when they become effective for non-public companies, which typically is later than the date when public companies must adopt the newly issued accounting standards. The Company has complied with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies to date, but may take advantage of the extended transition period provided by the JOBS Act in future periods. As a result of this election, the Company’s consolidated financial statements may not be comparable to companies that comply with public company effective dates.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes nearly all existing revenue recognition guidance under U.S GAAP. The Company early adopted ASC 606 on February 27, 2019 (inception), which had no impact as the Company entered into its first collaboration agreement in April 2020.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718) Improvements to Nonemployee Share-Based Payment Accounting. The amendments in this update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The guidance was early adopted on February 27, 2019 (inception) and did not have a material impact on the Company’s financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), as subsequently amended (collectively, “ASC 842”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors), and replaces the existing guidance in ASC 840, Leases (ASC 840). In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842), which added an optional transition method that allows companies to adopt the standard as of the beginning of the year of adoption as opposed to the earliest comparative period presented. This guidance is effective for the Company for annual periods beginning after December 15, 2021, including interim periods within that fiscal year with early adoption permitted.

The Company early adopted the new leasing standard effective January 1, 2020, using the modified retrospective transition approach and utilizing the effective date as the date of initial application. As a result, prior periods are presented in accordance with the previous guidance in ASC 840. The Company has elected to apply the package of practical expedients requiring no reassessment of whether any expired or existing contracts are or contain leases, the lease classification of any expired or existing leases, or the capitalization of initial direct costs for any existing leases. In connection with the adoption of ASC 842, the Company recorded a lease liability of $0.6 million related to its existing office lease, with a corresponding right-of-use asset. Existing deferred rent and prepaid rent amounts were removed from the consolidated balance sheets at the date of adoption. The adoption of the standard did not have a material impact to the Company’s consolidated statements of operations or statements of cash flows.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (ASC 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13). ASU 2018-13 removes certain disclosures, modifies certain disclosures, and adds additional disclosures. ASU 2018-13 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. Early adoption is permitted. The Company early adopted the standard on February 27, 2019 (inception) and the adoption did not have a material impact on the financial statements.

Recently issued accounting pronouncements not yet adopted

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13). ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets. In November 2019, the FASB issued ASU 2019-10 to modify the effective date for ASU 2016-13 for other public business entities including smaller reporting companies, as defined by the SEC. This guidance will become effective for the Company beginning the first quarter of 2023. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-13 will have on its consolidated financial statements but does not expect the impact to be material.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. The standard eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The new standard will be effective for the Company on January 1, 2022. The Company is currently evaluating the potential impact that this standard may have on its financial position and results of operations but does not expect the impact to be material.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. ASU 2020-06 was issued to reduce the complexity associated with accounting for certain financial instruments with characteristics of liabilities and equity. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock and improves the disclosures for convertible instruments and related earnings per share guidance. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity and improves and amends the related earnings per share guidance. For public entities that qualify as a filer with the Securities and Exchange Commission, excluding entities eligible to be smaller reporting companies, ASU 2020-06 is effective for fiscal annual periods beginning after December 15, 2021, including interim periods within those fiscal years. For nonpublic entities, ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. ASU 2020-06 must be adopted as of the beginning of its annual fiscal year. ASU 2020-06 may be adopted through either a modified retrospective method of transition or a fully retrospective method of transition. The Company is currently evaluating the potential impact that the adoption of this standard may have on its consolidated financial statements and related disclosures but does not expect the impact to be material.

3. Fair Value Measurements

The financial instruments measured at fair value on a recurring basis in the accompanying consolidated balance sheets consist of the following (in thousands):

	Fair value measurement as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Liabilities:
Convertible notes	$—	$—	$8,446	$8,446

Total	$—	$—	$8,446	$8,446

	Fair value measurement as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$13,533	$—	$—	$13,533

Total	$13,533	$—	$—	$13,533

Liabilities:
Preferred stock tranche obligation	$—	$—	$14,123	$14,123

Total	$—	$—	$14,123	$14,123

There have been no transfers between fair value levels during the period February 27, 2019 (inception) through December 31, 2019, and the year ended December 31, 2020.

The money market funds are highly liquid investments that are valued based on quoted market prices, which represents a Level 1 measurement within the fair value hierarchy.

Preferred tranche obligation

The fair value of the preferred tranche obligation recognized in connection with the Company’s issuance of Series A in March 2020 (See Note 7) was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The fair value hierarchy was estimated based on results of third-party valuations performed. The Company determined that the valuations represented the fair value of the liability at issuance and subsequent reporting dates. The future value of the Series A was determined through a probability-weighted present value model. In determining the fair value of the tranche obligation, estimates and assumptions impacting fair value included the estimated future values of the Company’s Series A shares, discount rates, estimated time to liquidity and probability of the second tranche closing.

This tranche obligation is remeasured prior to the issuance of subsequent preferred stock tranches and at each subsequent reporting period. As such, the proceeds from the Series A financing were allocated between the Series A tranche obligation and Series A shares using the residual method, with the Series A tranche obligation being recorded at its fair value and the Series A shares at the residual value.

The fair value of the tranche obligation is determined using a combination of the Black-Scholes option pricing model and the probability weighted expected return method, which incorporates assumptions and estimates to value the tranche obligation. The Company determined the fair value of the underlying tranche obligation as of December 31, 2020 based on third-party valuations using the following key assumptions:

Significant valuation inputs
Estimated future value of Series A per share	4.05
Discount rate	15%
Time to liquidity	0.19 years
Probability of tranche achievement	57.4%

At issuance, the fair value of the tranche obligation was $6.2 million. The Company remeasured the fair value of the tranche obligation at December 31, 2020. The fair value of the Series A tranche obligation was determined to be $14.1 million, and the $8.0 million change in fair value was recognized in other expense, net within the consolidated statements of operations.

Convertible Notes

The Company elected the fair value option to account for its Notes, which were issued in October 2019. The fair value of the Company’s Notes as of December 31, 2019 was determined to be $8.4 million based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

As the Notes were initially and subsequently measured at fair value, they were carried at fair value plus accrued interest immediately prior to their conversion (extinguishment). The Company determined the fair value of the convertible notes based on the proceeds received for the convertible notes, the terms of the convertible notes, and determined at conversion that the fair value of the Notes was equal to the then fair value of the Company’s redeemable convertible series A-1 preferred stock (Series A-1) of $2.30 per share.

The change in fair value from issuance to December 31, 2019 solely related to the accrued interest due to the brief period the Notes were outstanding and lack of significant change in the underlying business. At the closing of the Series A in March 2020, the fair value of the convertible notes was determined to be $7.5 million. The carrying value of the Notes was written down to its fair value, which changed as a result of the holders’ agreement to adjust the conversion rate, with a corresponding $1.0 million gain due to the change in fair value recorded within other expense, net in the consolidated statements of operations.

The following table presents the changes in the Company’s Level 3 fair valued instruments for the period February 27, 2019 (inception) through December 31, 2019, and the year ended December 31, 2020 (in thousands):

	Convertible Notes	Preferred Stock Tranche Obligation
Balance as of February 27, 2019 (inception)	$—	$—
Issuances	8,350	—
Accrued interest	96	—

Balance as of December 31, 2019	$8,446	$—
Issuances	—	6,171
Accrued interest	76	—
Change in fair value included in other expense, net	(1,036)	7,952
Settlements	(7,486)	—

Balance as of December 31, 2020	$—	$14,123

4. Balance Sheet Components

Prepaid expenses and other current assets as of December 31, 2019 and 2020, consisted of the following (in thousands):

	2019	2020
Prepaid personnel expenses	$33	$159
Prepaid other	60	129
Prepaid software and subscriptions	95	99
Payroll tax receivable	57	307

Total prepaid expenses and other current assets	$245	$694

Accrued expenses and other current liabilities as of December 31, 2019 and 2020, consisted of the following (in thousands):

	2019	2020
Accrued employee compensation expenses	$136	$1,673
Accrued research and development expenses	415	1,509
Accrued legal and professional fees	440	367
Deferred rent	10	—

Total accrued expenses and other current liabilities	$1,001	$3,549

5. Property and Equipment, Net

Property and equipment, net as of December 31, 2019 and 2020, consisted of the following (in thousands):

	2019	2020
Lab equipment	$1,723	$5,116
Computers	24	111

	1,747	5,227
Less: accumulated depreciation	(1)	(574)

Property and equipment, net	$1,746	$4,653

Depreciation expense was approximately $1,000 and $0.6 million for the period February 27, 2019 (inception) through December 31, 2019, and the year ended December 31, 2020, respectively.

6. Convertible Promissory Notes

In October 2019, the Company entered into a Note Purchase Agreement with various investors. As part of the Note Purchase Agreement, the Company issued the Notes totaling $8.4 million. The Notes were scheduled to mature on October 21, 2020 and bore interest on outstanding borrowings at a rate of 6% per annum.

The Company elected the fair value option to account for the Notes, whereby the Company recognized the Notes as a liability at fair value, with subsequent changes in the fair value recognized in other expense, net on the consolidated statements of operations. At issuance, the fair value of the Notes was determined to be $8.4 million. The Company incurred an immaterial amount in fees related to the issuance of the Notes, which was expensed in other expense, net on the consolidated statements of operations. The Company determined that there was no change in fair value of the Notes from issuance to December 31, 2019 other than the accrual of interest due to the short time period elapsed and lack of significant change in the business.

In March 2020, the Company entered into a Series A Preferred Stock Purchase Agreement (Series A Agreement). As part of the Series A issuance, the Company settled the outstanding Notes and accrued interest of $8.5 million through the issuance of 3,706,187 shares of Series A-1. Under the terms of the Note Purchase Agreement, the Notes were to be converted into the Company’s preferred stock at a price per share equal to 80% of the price per share of preferred stock. In connection with the closing of the preferred stock financing, the investors elected to modify the conversion discount on the Notes to 90% of the price per share of preferred stock, which was determined to be a modification of the outstanding Notes. The fair value of the convertible notes upon modification was determined to be $7.5 million, and the Company recognized a $1.0 million gain on the change in fair value in other expense, net on the consolidated statements of operations. The $7.5 million fair value of the Notes was settled in the form of Series A-1 preferred shares.

The Company had no long-term debt outstanding as of December 31, 2020.

7. Redeemable Convertible Preferred Stock

As of December 31, 2020, the authorized capital stock of the Company includes 27,442,410 shares of preferred stock, of which 23,736,223 shares are designated Series A and 3,706,187 shares are designated Series A-1, collectively known as preferred stock.

Issuances of preferred stock

In March 2020, the Company entered into the Series A Agreement with investors by authorizing the issuance of 23,481,837 Series A shares and 3,706,187 Series A-1 shares, both with a par value of $0.0001. The Series A was originally structured to close in two tranches; the first tranche closed in March 2020, and the Company issued 11,740,918 shares of Series A at $2.56 per share for cash proceeds of $30.0 million, net of issuance costs of $0.3 million. As part of the Series A issuance, the Company settled outstanding Notes and accrued interest through the issuance of 3,706,187 shares of Series A-1 for no consideration.

In October 2020, the Company amended the Series A Agreement to increase the Series A shares authorized for issuance to 23,736,223 and include an extension closing with investors. In October 2020, the Company issued 127,194 shares of Series A at $2.56 per share for gross cash proceeds of $0.3 million in the second closing of the first tranche. Subsequently, in March 2021, the Company issued the second and final tranche of the Series A (see Note 15).

Tranche milestones

In connection with the initial issuance of the Series A in March 2020, the purchasers received the right to purchase, and the Company had the obligation to sell, additional shares of Series A at $2.56 per share upon achieving certain milestones related to the Company’s research and clinical development.

Upon completion of the Series A tranche milestones, investors would be required to purchase an additional 11,868,111 shares of Series A at $2.56 per share. The Series A tranche milestone is the occurrence, as determined by the Company’s Board of Directors, of completion of certain research activities as defined in the Series A Agreement.

Once the tranche milestones are met, if the investor fails to purchase the full number of shares that such investor is obligated to purchase (Defaulting Purchaser), each share of Series A, held immediately prior to the tranche closing, by such Defaulting Purchaser, shall automatically be converted, effective upon, and subject to and concurrently with, the consummation of the tranche closing, into fully paid and nonassessable shares of common stock at the conversion rate then in effect.

The Company determined that the tranche obligation met the definition of a freestanding financial instrument because the tranche obligation is legally detachable and separately exercisable from the initial Series A shares issued (see Note 3), and was measured at fair value. At the initial issuance of the Series A in March 2020, the Company recognized a tranche obligation of $6.2 million as a liability on its consolidated balance sheet. The Company recorded the remaining proceeds from issuance of $24.2 million, net of issuance costs, as Series A.

The Company remeasured the fair value of the tranche obligation at December 31, 2020. The fair value of the Series A tranche obligation as of December 31, 2020 was determined to be $14.1 million. The change in fair value of $8.0 million was recorded in other expense, net on the consolidated statements of operations.

As of December 31, 2020, preferred stock consisted of the following (in thousands, except share amounts):

	As of December 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Value
Series A	23,736,223	11,868,112	$23,814	$30,325
Series A-1	3,706,187	3,706,187	7,486	8,523

	27,442,410	15,574,299	$31,300	$38,848

Rights and privileges of preferred stock

The rights and privileges of the preferred stock are as follows:

Voting rights

The holders of each series of preferred stock are entitled to vote on all matters and shall have the number of votes equal to the number of shares of common stock into which the preferred stock is convertible.

Dividends

The holders of the preferred stock are entitled to receive noncumulative cash dividends in an amount equal to $0.204 per share for Series A and $0.184 per share for Series A-1, when, and if declared by the Company’s board of directors. As of December 31, 2020, no dividends have been declared or paid.

The holders of preferred stock have preference over holders of common stock. If the Company declares a dividend on more than one class or series of capital stock, the holders of preferred stock shall be entitled to the dividend that would result in the highest amount based on either the preferred stock dividend rate or on an as converted to common stock basis. The preferred stockholders do not share in any additional dividends declared on common stock.

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of shares of preferred stock will receive, in preference to any distribution to the holders of common stock an amount per share equal to the greater of (i) the applicable original issue price of such series of preferred stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding-up, or deemed liquidation event. If upon any such liquidation, dissolution, or winding-up of the Company or deemed liquidation event, the assets available for distribution to the Company’s stockholders are not sufficient to pay the holders of preferred stock the full amount to which they shall be entitled, the holders of preferred stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts, which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event of a deemed liquidation event, if the Company does not effect a dissolution within 90 days after such deemed liquidation event, each holder of preferred stock has the right to require the redemption of such shares, and if voting together as a majority, has the right to require redemption of all outstanding preferred stock in accordance with the liquidation preferences afforded to holders of the preferred stock. Any shares of preferred stock that are redeemed or otherwise acquired by the Company or any of its subsidiaries be automatically and immediately canceled and retired and shall not be reissued, sold, or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of preferred stock following redemption. A Deemed Liquidation Event shall include a merger or consolidation (other than one in which the capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent a majority by voting power of the capital stock of the surviving corporation) or a sale, lease, transfer, exclusive license, or other disposition of all or substantially all of the assets of the Company.

Conversion

Conversion Ratio

Each share of preferred stock shall be convertible, at the option of the holder thereof, at any time into such number of fully paid and nonassessable shares of common stock as is determined by dividing the applicable original issue price by the applicable conversion price (Series A original issue price and applicable conversion price is $2.56 per share and Series A-1 original issue price and applicable conversion price is $2.30 per share), subject to adjustment in the case of termination or fractional shares.

Mandatory Conversion

All outstanding shares of convertible preferred stock are automatically convertible based upon either (a) the closing of a firm-commitment underwritten public offering in which the aggregate gross proceeds to the Company of at least $50,000,000 of gross proceeds to the Company or (b) the vote or written consent of holders of at least a majority of the convertible preferred stock outstanding at that time with respect to the conversion of the preferred stock then all outstanding shares of convertible preferred stock shall automatically be converted into shares of common stock at the then effective conversion rate and such shares may not be reissued.

Special Mandatory Conversion

In the event that a holder of shares of preferred stock becomes a Defaulting Purchaser, then each share of convertible preferred stock held by such holder and each of its affiliates shall automatically be converted into shares of common stock at the applicable conversion price of such series of convertible preferred stock in effect immediately prior to the consummation of the applicable Tranche closing.

Redemption

The preferred stock is not subject to redemption. The preferred stockholders have deemed liquidation rights in certain situations that are not solely within the control of the Company that lead to its classification in temporary equity.

8. Common Stock

The Company’s certificate of incorporation, as amended and restated, authorizes the Company to issue 45,000,000 shares of common stock, $0.0001 par value. As of December 31, 2019 and 2020, there were 8,800,000 shares and 8,850,000 shares, respectively, legally issued and outstanding, which includes 3,901,459 and 2,660,731 shares of unvested restricted stock, respectively. The Company’s unvested restricted stock is not considered outstanding for accounting purposes until the award vests, but legally, the unvested restricted common stock is outstanding.

Common stock issued

In September 2019, the Company issued 3,500,000 shares of common stock in aggregate to licensors for intellectual property rights (see Note 12). Since there is an absence of a public trading market for the Company’s common stock, the valuation of the common stock issued was performed using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The estimated fair value of the Company’s common stock was determined with the assistance of a third-party specialist using an Option-Pricing Method (“OPM”). Under the OPM, the Company estimated the enterprise value, considering any value-generating events that may have occurred between February 27, 2019 (inception) and the date the common shares were issued. A discount for lack of marketability (“DLOM”) of 35.0% was applied to calculate the enterprise value. The DLOM used was derived from estimates of the time to a liquidity even made by the Company’s board of directors, with input from the Company’s senior management. The estimates are based, in part, on subjective assumptions. The fair value of the Company’s common stock was determined to be $0.02 per share, which was recorded as in-process research and development expense on the Company’s consolidated statements of operations, as the underlying intellectual property does not have future alternative use in its current form.

Common stock reserved

The number of shares of common stock that have been reserved for the potential conversion of preferred stock, and outstanding stock options granted and stock options available for grant under the Company’s 2019 Stock Incentive Plan (2019 Plan) as of December 31, 2019 and 2020, are as follows:

	2019	2020
Conversion of Series A	—	11,868,112
Future tranches of Series A	—	11,868,111
Outstanding common stock options	204,500	4,844,581
Conversion of Series A-1	—	3,706,187
Common stock options available for grant	995,500	2,467,425

	1,200,000	34,754,416

Restricted common stock

In August 2019, the Company issued an aggregate 5,300,000 shares of restricted common stock under restricted stock agreements with the chief executive officer, founders, and non-employee advisors (founder shares).

The fair value of the founder shares at issuance was determined to be equal to par value, which was paid upon issuance by the founders. In general, the founder shares vest over a three or four-year period. The Company’s restricted stock remains subject to repurchase at cost until such time they have vested. The proceeds related to unvested restricted common stock are recorded as a deposit liability until the stock vests, at which point they are reclassified to additional paid-in capital. On October 6, 2020, the Company modified the award of founder shares to one of its founders, and 250,000 unvested shares were repurchased by the Company in connection with a founder’s employment being terminated as a result of the founder’s relocation to outside the U.S. due to the Pandemic. This transaction was accounted for as a modification to the existing terms and recorded as a reduction to the deposit liability on the consolidated balance sheet. The remaining 337,500 unvested shares remained outstanding with vesting terms subject to continuous service as a consultant to the Company and certain performance-related conditions that were deemed not probable of achievement as of December 31, 2020. The fair value of the shares at modification was determined to be $1.17 per share, which will be used to recognize expense on this award once the underlying remaining vesting criteria are deemed probable of achievement.

On April 3, 2020, the Company issued 400,000 shares of restricted common stock under a restricted stock agreement in connection with an employment offer to an existing founder for $0.74 per share, which was determined to be fair value at issuance. On December 10, 2020, the Company and the founder terminated the existing offer letter and restated the existing consulting agreement as a result of the founder’s relocation to outside the U.S. due to the Pandemic. In connection with the termination of the offer letter, the Company modified the grant and repurchased 100,000 of the unvested shares, with the remaining 300,000 shares to the founder to vest over a four-year period, subject to the founder’s continuous service as a consultant to the Company. The fair value of the shares at re-issuance was determined to be $1.17 per share, and the Company recognizes expense based on this fair value over the requisite service period. Expense for this award was insignificant for the year ended December 31, 2020.

A summary of restricted stock activity during the period February 27, 2019 (inception) through December 31, 2019, and the year ended December 31, 2020, is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value (per share)
Unvested restricted stock at inception	—
Granted	5,300,000	$0.0001
Vested	(1,398,541)	0.0001
Repurchased	—

Unvested restricted stock as of December 31, 2019	3,901,459	$0.0001

Granted	400,000	0.7400
Vested	(1,290,728)	0.0001
Repurchased	(350,000)	0.2121

Unvested restricted stock as of December 31, 2020	2,660,731	$0.2804

9. Stock-Based Compensation

2019 Equity Incentive Plan

The Company’s 2019 Plan, as amended, provides for the Company to sell, or issue common stock or restricted common stock or to grant incentive stock options or nonqualified stock options for the purchase of common stock, to employees, members of the board of directors, and consultants of the Company. The 2019 Plan is administered by the board of directors or at the discretion of the board of directors by the compensation committee of the board. The exercise prices, vesting periods, and other restrictions are determined at the discretion of the compensation committee of the board of directors, except that the exercise price per share of stock options may not be less than 100% of the fair market value of the share of common stock on the date of grant and the contractual term of stock option may not be greater than ten years. Stock options granted to date typically vest over four years. The Company’s board of directors determines the fair value of the Company’s common stock, taking into consideration its most recent available valuation of common stock performed by third parties as well as additional factors which may have changed since the most recent valuation.

The number of shares initially reserved for issuances under the 2019 Plan was 1,200,000 shares. In March 2020, the Company’s board of directors increased the number of shares of common stock reserved for issuance under the plan to 5,862,006. In October 2020, the Company’s board of directors increased the number of shares of common stock reserved for issuance under the plan from 5,862,006 to 7,312,006 shares. Accordingly, there were a total of 7,312,006 shares of common stock authorized for issuance under the 2019 Plan as of December 31, 2020. Shares of unused common stock that covers awards that expire or lapse or are terminated, surrendered, or cancelled without having been fully exercised are forfeited and will again be available for grant of awards under the 2019 Plan. As of December 31, 2020, there were 2,467,425 shares remaining available for future grant under the 2019 Plan.

Performance and service-based stock options

In 2019, the Company’s board of directors granted 204,500 options to purchase common stock, which vest according to service-based criteria. In 2020, the Company’s board of directors granted 2,962,395 options to purchase common stock, which vest according to service-based criteria.

In June, September, and December of 2020, the Company’s board of directors granted options to purchase common stock to employees that will commence vesting upon the achievement of a certain financing milestone and once achieved, generally vest monthly over 48 months (Performance Awards). The Company has issued 1,682,686 Performance Awards to date with an exercise price of $1.24 per share and a contractual term of ten years. These awards have fair values ranging from $0.81 per share to $0.83 per share.

The Company determined that achievement of the financing milestone was not probable as of December 31, 2020, and therefore no stock-based compensation expense for the year ended December 31, 2020 was recognized for the Performance Awards. In the event the performance conditions are met, the Company expects to recognize approximately $1.4 million in stock-based compensation expense under the accelerated attribution method over the four year service-based vesting period of the awards. Unrecognized compensation expense for the Performance Awards was $1.4 million, which will be recognized over the service-based vesting period once the conditions of vesting are deemed probable. The remaining contractual life of the Performance Awards was 9.6 years as of December 31, 2020.

Stock option valuation

The assumptions used to determine the fair values of stock options granted to employees and directors during the year ended December 31, 2020 are presented as follows:

2020
Fair value of option	$0.48 - 0.83
Dividend yield	0%
Volatility	73.82% - 75.67%
Risk-free interest rate	0.35% - 0.55%
Expected term (years)	5.95 - 6.46

Summary of option activity

The Company’s stock option activity regarding employees, directors, and nonemployees for the period February 27, 2019 (inception) through December 31, 2019, and the year ended December 31, 2020, is summarized as follows:

	Shares	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Life (years)	Weighted Average Grant Date Fair Value (per share)
February 27, 2019 (inception)	—	$—
Granted	204,500	0.02		$0.01
Exercised	—	—
Cancelled/forfeited	—	—

Outstanding as of December 31, 2019	204,500	$0.02	9.92
Granted	4,645,081	1.19		$0.78
Exercised	—	—
Cancelled/forfeited	(5,000)	0.02

Outstanding as of December 31, 2020	4,844,581	$1.14	9.51

Exercisable as of December 31, 2020	53,205	$0.02	8.91

There were no stock options exercised during the period February 27, 2019 (inception) through December 31, 2019, and the year ended December 31, 2020. The aggregate intrinsic value of outstanding options as of December 31, 2020 is $0.5 million. The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock.

As of December 31, 2020, total unrecognized compensation cost related to the unvested service-based awards to employees, directors, and nonemployees is $3.2 million, which is expected to be recognized over a weighted-average period of 3.62 years.

Stock-based compensation

Stock-based compensation was immaterial for the period February 27, 2019 (inception) through December 31, 2019. During the year ended December 31, 2020, the Company recorded stock-based compensation expense regarding its employees, directors, and nonemployees as follows (in thousands):

2020
General and administrative expense	$239
Research and development expense	98

Total	$337

10. Net loss per share

Basic and diluted net loss per share was calculated as follows (in thousands, except share and per share amounts) for the period February 27, 2019 (inception) through December 31, 2019 and the year ended December 31, 2020:

	2019	2020
	(in thousands, except share and per share amounts)
Numerator:
Net loss	$(2,241)	$(21,753)

Net loss attributable to common stockholders—diluted	$(2,241)	$(21,753)

Denominator:
Weighted-average common stock outstanding—basic	1,489,131	5,596,879

Net loss per share attributable to common stockholders
Net loss per share attributable to common stockholders—basic and diluted	$(1.50)	$(3.89)

The Company’s potential dilutive securities have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	2019	2020
Series A (as converted to common stock)	—	11,868,112
Series A-1 (as converted to common stock)	—	3,706,187
Stock options to purchase common stock	204,500	4,844,581
Unvested restricted common stock	3,901,459	2,660,731

	4,105,959	23,079,611

11. License and Collaboration Agreement

Vertex Strategic Collaboration and License Agreement

In April 2020, the Company entered into a Strategic Collaboration and License Agreement (Vertex Agreement) with Vertex Pharmaceuticals Incorporated (Vertex). The Company began research efforts under the Vertex Agreement in September 2020. Under the terms of the Vertex Agreement, the Company granted Vertex an exclusive, royalty-bearing license for certain adeno-associated virus (AAV) capsids and products comprising such capsids to treat Duchenne Muscular Dystrophy (DMD) and Myotonic Dystrophy Type 1 (DM1), and options to expand the field to include Cystic Fibrosis (CF) and a fourth undisclosed indication (collectively, Vertex Diseases). The Company is responsible for specified research and development activities related to DMD/DM1 and CF in two research programs during the first two years of the research term. Vertex also has the option to extend the Company’s obligations for additional one-year periods for each research program, for up to three additional years for each research program. The Company does not have an obligation to conduct any research activities related to the undisclosed indication. Vertex will be responsible for all other development and commercialization of any licensed product. The activities under the research programs are governed by a joint research committee (JRC).

Under the Vertex Agreement, Vertex paid the Company an upfront fee of $25.0 million for the exclusive license for certain AAV capsids for use in DMD and DM1. In addition, in June 2020, Vertex exercised its option to expand its license to include additional AAV capsids for use in DMD and DM1 in exchange for an additional fee of $2.0 million. In the event Vertex exercises its options for CF and the undisclosed indication in all three genetic therapy modalities (i.e., gene augmentation, gene editing and gene silencing/other), Vertex will be obligated to pay the Company option exercise fees of up to a total of $20.0 million.

Vertex is obligated to make aggregate research milestone payments to the Company of up to a total of $55.0 million upon the achievement of certain research milestones for the identified Vertex Diseases. Vertex is also obligated to make aggregate development and regulatory milestone payments to the Company of up to $1.8 billion upon achievement of certain development and regulatory milestones if products are developed in all four Vertex Diseases for all three genetic therapy modalities under the Vertex Agreement. Vertex is also obligated to pay the Company sales-based milestones of up to $2.85 billion upon achievement of certain sales-based milestones if products are commercialized in all four Vertex Diseases for all three genetic therapy modalities. Vertex is obligated to pay the Company tiered royalties on net sales of each licensed product ranging in the mid-single digits, subject to customary offsets and deductions.

The Vertex Agreement will expire upon the expiration of the last royalty term, on a product-by-product and country-for-country basis. The royalty term, by product and country, commences upon the first commercial sale and ends upon the later to occur of (i) the expiration of the Company’s patent rights of a product candidate developed under the Vertex Agreement, (ii) 10 years after the first commercial sale, or (iii) expiration of all applicable regulatory exclusivity periods, including data exclusivity, in such country with respect to such product. The last to expire patent licensed under the Vertex Agreement is scheduled to expire in September 2040, not including any patent term adjustments or extensions. Vertex has the right to terminate the Vertex Agreement for convenience with advance written notice to the Company. The Company has the right to terminate the Vertex Agreement in the event of an uncured material breach by Vertex and Vertex has the right to terminate the Vertex Agreement for specified bankruptcy or insolvency events of the Company.

The Company evaluated the Vertex Agreement under ASC 606 as the transactions underlying the agreement were determined to be transactions with a customer. The Company identified the following promises under the arrangement: (i) exclusive license to AAV capsids for use with DMD and DM1, (ii) initial licensed technology transfer of all licensed know-how pertaining to AAV capsids for use with DMD and DM1 and any other capsid that is necessary or reasonably likely to be useful, (iii) research activities for DMD and DM1, (iv) research activities for CF, and (v) participation in the JRC.

The Company determined that the exclusive license and related technology transfer to research, develop, manufacture, and commercialize the AAV capsids for use in DMD and DM1 were not distinct from the related DMD and DM1 research activities to be provided by the Company. Vertex is unable to benefit from the license individually or with other resources reasonably available in the marketplace because the license to the Company’s intellectual property requires significant specialized capabilities in order to be further developed, the research services necessary to develop the capsids are highly specialized, and the Company’s proprietary technology is a key capability of that development. The Company determined that costs associated with the participation in the JRC had an immaterial impact on the accounting model and does not represent a separate performance obligation under the agreement that requires allocation of consideration. Accordingly, the Company determined that the exclusive DMD/DM1 license, related technology transfer, library expansion, and DMD/DM1 research activities should be combined into a single performance obligation (DMD/DM1 Performance Obligation). The Company determined the CF research activities are distinct within the context of the contract (CF Performance Obligation), and that the option to license CF (CF Material Right) is priced at a substantial discount, resulting in a material right. The Company determined there were three distinct performance obligations at the outset of the Vertex Agreement, including the DMD/DM1 Performance Obligation, the CF Performance Obligation, and the CF Material Right.

The Company determined that the $25.0 million upfront payment and $2.0 million library expansion fee represents the entirety of the consideration to be included in the transaction price at the outset of the arrangement. The $2.0 million library expansion option was exercised prior to the contract term commencing for accounting purposes, and as such, this was considered to be part of the upfront fee. The potential milestone payments were initially excluded from the transaction price at inception as all research, development and regulatory milestone payments did not meet the criteria for inclusion and the Company recognizes revenue for sales-based milestones and royalties when the related sales occur. As of December 31, 2020, no milestones or royalties have been deemed likely to be achieved or have been achieved.

The Company recognizes revenue for the DMD/DM1 Performance Obligation as the research and development services are provided using an input method, based on the cumulative costs incurred compared to the total estimated costs expected to be incurred to satisfy the DMD/DM1 Performance Obligation. The transfer of control to the customer occurs over the time period that the research and development services are to be provided by the Company, and management has determined the cost-to-cost method to be the best measure of progress toward satisfying the performance obligation. The Company allocated $19.2 million of the initial transaction price to the DMD/DM1 Performance Obligation at inception of the contract based on the standalone selling price of the performance obligation.

The CF research activities were determined to be a separate, distinct performance obligation within the context of the contract. The Company estimated the standalone selling price using the expected cost-plus margin approach and allocated $5.7 million of the transaction price to the CF research activities at inception of the contract. The Company recognizes revenue as the research activities are provided using an input method based on the cumulative costs incurred compared to the total estimated costs expected to be incurred. The transfer of control to the customer occurs over the time period that the research and development services are to be provided by the Company, and this cost-to-cost method is considered by management to be the best measure of progress toward satisfying the performance obligation.

The CF Material Right was determined to be a separate, distinct performance obligation within the contract due to the significant discount offered to Vertex with regard to licensing CF. The Company allocated $2.0 million of the transaction price to the CF Material Right which will be deferred until Vertex exercises the option to license CF or the option expires.

The Company reevaluates the transaction price and the total estimated costs expected to be incurred to satisfy the performance obligations at the end of each reporting period and as uncertain events, such as changes to the expected timing and cost of certain research and development activities that the Company is responsible for, are resolved or other changes in circumstances occur, and, if necessary, the Company will adjust its estimate of the transaction price and total estimated costs expected to be incurred.

In November 2020, Vertex exercised a research study option under the Vertex Agreement to fund a validation study. Such option was exercised for a transaction price of $1.6 million and is considered a promise separate from the DMD/DM1 and CF research activities. The Company recognizes revenue under the research study as the activities are performed using an input method based on the cumulative costs incurred compared to the total estimated costs expected to be incurred. The transfer of control to the customer occurs over the time period that the research and development services are to be provided by the Company, and this cost-to-cost method is considered by management to be the best measure of progress toward satisfying the performance obligation. The transaction price for this performance obligation will be billed to Vertex on a quarterly basis as the activities are performed.

During the year ended December 31, 2020, there were no significant changes in the transaction price or the total estimated costs to be incurred to satisfy performance obligations under the Vertex Agreement.

The Company recognized $4.3 million for the year ended December 31, 2020, of collaboration revenue under the Vertex Agreement.

The following table represents disaggregated revenue by performance obligation under the Vertex Agreement (in thousands):

Year Ended December 31, 2020
DMD/DM1 Research and License	$2,696
Cystic Fibrosis Research	796
Research study	835

Total	$4,327

The aggregate amount of the transaction price allocated to the remaining performance obligations as of December 31, 2020 was $23.5 million. The Company will recognize revenues for these performance obligations as they are satisfied, which is expected to occur over a period of 1.75 years from December 31, 2020.

Contract Asset

As of December 31, 2020, the Company recorded as a contract asset unbilled accounts receivable of $0.8 million within the consolidated balance sheet. The contract asset relates to revenues earned under the research study option that were not billed to the customer as of year-end.

Contract Liability

As of December 31, 2020, the Company recorded as a contract liability deferred revenue of $14.8 million, within current liabilities and $8.7 million within long-term liabilities in the accompanying consolidated balance sheet.

Changes in deferred revenue for the year ended December 31, 2020 were as follows (in thousands):

Year Ended December 31, 2020
Beginning balance	$—
Revenues deferred during the period	27,000
Revenues recognized during the period	(3,492)

Ending balance	$23,508

12. Commitments and Contingencies

Leases

In September 2019, the Company entered into an operating lease for laboratory and office space located in Waltham, Massachusetts. The lease commenced in October 2019, and provided for escalating monthly rental payments, with a termination date of December 31, 2021. The Company has a letter of credit in relation to this lease, which is recorded in restricted cash on its consolidated balance sheets. The Company terminated the lease in May 2021. A termination payment equal to $0.1 million was paid upon the execution of the termination agreement.

The Company recognizes lease costs on a straight-line basis over the remaining lease term, except for variable lease payments that are expensed when the events determining the amount of variable consideration to be paid have occurred.

The components of lease cost under ASC 842 for the year ended December 31, 2020 were as follows (in thousands):

Operating lease cost	$391
Short-term lease cost	—
Variable lease cost	—

Total lease cost	$391

Supplemental disclosure related to leases for the year ended December 31, 2020, was as follows (in thousands, except lease term and discount rate data):

Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating lease	$370
Right-of-use assets obtained in exchange for new operating lease liabilities	—
Remaining lease term—operating lease	0.83
Discount rate—operating lease	10.90%

The following table summarizes the maturity of the Company’s operating lease liabilities as of December 31, 2020 (in thousands):

Year ending December 31:
2021	$345
Thereafter	—

Total lease payments	345
Less: interest	(14)

Present value of lease liabilities	$331

In September 2020, the Company became party to a 138-month non-cancellable lease for a laboratory and office facility comprising 31,590 of rentable square feet located in Waltham, Massachusetts. The lease commenced in March 2021, after the Landlord completed the build-out of its general improvements, with a non-cancellable term through September 30, 2032. The lease provides the Company with two renewal options of five years each that the Company is not reasonably certain to exercise. The Company has a letter of credit amounting to $0.9 million in relation to this lease. The lease agreement provides for escalating monthly rental payments totaling approximately $25.9 million over the lease term, which is not included in the maturity table above.

Under the prior lease accounting guidance, the Company recorded rent expense of $0.1 million for the period February 27, 2019 (inception) through December 31, 2019. Future minimum lease payments relating to the Company’s facility operating lease under the terms and conditions existing as of December 31, 2019, were $0.7 million, with $0.4 million and $0.3 million of payments scheduled for the years ending December 31, 2020 and 2021, respectively.

Massachusetts Eye and Ear Infirmary and Lonza License Agreement

In September 2019, the Company entered into an exclusive license agreement (MEE/Lonza License Agreement) with Lonza Houston, Inc. (Lonza) and both Massachusetts Eye and Ear Infirmary and The Schepens Eye Research Institute, Inc. (together, MEE), pursuant to which Lonza and MEE granted the Company an exclusive, sublicensable, worldwide license under specified patents and know-how to research, develop, manufacture and commercialize products containing certain adeno-associated virus (AAV) capsids in all fields of use other than certain ultra-rare retinal diseases and hearing or balance disorders, and a non-exclusive, non-sublicensable, worldwide license under specified manufacturing related technology to manufacture and exploit such licensed products in such licensed fields. Under such agreement, the license rights do not include rights to exploit products for certain targets that are encumbered by existing contracts between MEE and Lonza and third parties, and may be subject to MEE’s right to negotiate (for itself or a third party collaborator), under certain limited conditions, the right in a limited ophthalmology field for targets that the Company is not developing or intending to develop, by itself or with a third party, subject to the first right of Company to pursue such targets if such negotiation right is triggered by MEE. The Company also has an option to expand the scope of the exclusive license to include certain additional patent rights arising from inventions generated under a certain sponsored research agreement between Lonza and MEE. The Company has an obligation to use commercially reasonable efforts to achieve specified funding, revenue, development, regulatory and commercial diligence milestone events within specified timeframes.

Additionally, the Company is obligated to make aggregate development and regulatory milestone payments of approximately $8.7 million upon achievement of certain development and regulatory milestone events for only one licensed product directed to each target or transgene, unless and until the Company or its affiliates (but not sublicensees) achieves a specified milestone event for a second licensed product directed to the same target or transgene, in which case all development and regulatory milestones will be payable retroactively for such second licensed product directed to such target or transgene. The Company is also obligated to make aggregate sales-based milestone payments of up to $35 million upon achievement of certain sales-based milestones for the first licensed product directed to each target or transgene. In addition, the Company will pay Lonza and MEE tiered royalties on net sales of licensed product sold by the Company and its affiliates ranging from low-single digit to low-double digit based on the amount of annual net sales and how many licensed products that have progressed beyond certain stages of development under the agreement, subject to customary offsets and deductions. The Company is also obligated to pay Lonza and MEE potential additional milestone payments based on activities by sublicensees and the financial terms of the applicable sublicense agreement, a percentage of royalty income received from sublicensees ranging as a percentage (in the low double-digits to mid-double digits) of the royalties received by the Company, low double-digits and a percentage of specified non-royalty sublicensing income received from sublicensees ranging from the mid-single digits to the mid-double digits based on how many products have progressed beyond certain stages of development under the agreement, subject to customary exclusions and reductions.

Under the MEE/Lonza License Agreement, the Company issued 3,500,000 shares of common stock in aggregate to Lonza and MEE, which was recorded at fair value as in-process research and development expense in the Company’s consolidated statements of operations, as the underlying intellectual property does not have a future alternative use in its current form. The Company recorded $0.1 million of expense related to these shares in 2019. Refer to Note 8 for the assumptions used to determine the fair value of the underlying common stock that was issued.

The MEE/Lonza License Agreement will expire upon the expiration of the last royalty term, on a licensed product-by-licensed product and country-for-country basis. The royalty term, by licensed product and country, commences upon the first commercial sale and ends upon the later to occur of (i) the expiration of certain licensed patent rights covering such licensed product in such country and (ii) 10 years after the first commercial sale of such licensed product in such country. The last to expire patent licensed under the MEE/Lonza License Agreement is scheduled to expire in September 2040, not including any patent term adjustments or extensions. The Company has the right to terminate the MEE/Lonza License Agreement for convenience with advance written notice to the Company. MEE and Lonza have the right to terminate the MEE/Lonza License Agreement in the event of an uncured material breach by the Company, for specified bankruptcy or insolvency events of the Company and for specified patent challenges by the Company.

Legal proceedings

The Company is not currently a party to any material legal proceedings. At each reporting date, the Company evaluates whether a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to its legal proceedings.

Indemnification agreements

As permitted under Delaware law, the Company indemnifies its officers, directors, and employees for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The term of the indemnification is for the officer’s or director’s lifetime. Further, in the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. The maximum potential amounts of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, however, the Company has not incurred any material costs as a result of such indemnifications nor experienced any losses related to them. As of December 31, 2019 and 2020, the Company was not aware of any claims under indemnification arrangements and does not expect significant claims related to these indemnification obligations and, consequently, concluded that the fair value of these obligations is negligible; therefore, no related reserves were established.

13. Income Taxes

The Company accounts for income taxes under ASC 740, Income Taxes (ASC 740). The Company recorded no income tax provision or benefit for the net loss incurred for the period February 27, 2019 (inception) through December 31, 2019, or the year ended December 31, 2020. The following tables reconciles the federal statutory income rate to the Company’s effective income tax rate:

	2019	2020
Federal income tax rate	21.0%	21.0%
State taxes, net of federal benefit	6.42	3.46
Permanent items	(0.44)	(6.80)
Tax credits	0.0	0.43
Valuation allowance	(26.98)	(18.09)

	0.0%	0.0%

Significant components of the Company’s deferred tax assets as of December 31, 2019 and 2020, are included in the table below (in thousands):

	2019	2020
Deferred tax assets (liabilities)
Net operating loss carryforwards	$582	$3,608
Accrued expenses and other	(32)	608
Tax credits	55	318
Lease liability	—	83
Right-of-use asset	—	(78)

Deferred tax assets before valuation allowance	605	4,539
Valuation allowance	(605)	(4,539)

Net deferred tax assets (liability)	$—	$—

As of December 31, 2020, the Company had federal and state net operating loss carryforwards of approximately $14.5 million and $9.1 million, respectively. As a result of the Tax Cuts and Jobs Act (the Act), federal net operating losses (NOLs) generated in tax years ending after December 31, 2017 are limited to a deduction of 80% of the taxpayer’s taxable income and are subject to an indefinite carryforward period. Therefore, $14.5 million of federal NOLs generated after December 31, 2017 may be carried forward indefinitely. As it pertains to the state NOLs generated, not all states have conformed to The Act. Therefore, $9.1 million of state NOLs will expire, if not utilized, between 2039 and 2040.

As of December 31, 2020, the Company had federal research and development and state tax credits of approximately $0.1 million and $0.3 million, respectively, which may be used to offset future federal and state tax liabilities. The federal research and development tax credit carryforward will expire, if not utilized, in 2040. Approximately, $0.1 million of the state tax credits will expire, if not utilized, between 2034 and 2035, and $0.2 million are subject to an indefinite carryforward period.

Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2019 and 2020, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance as of December 31, 2019 and 2020.

Under Internal Revenue Code Section 382, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income may be limited. The Company has not completed a study to assess whether an “ownership change” has occurred or whether there have been multiple ownership changes since the Company became a “loss corporation” as defined in Section 382. Future changes in the Company’s stock ownership, which may be outside of the Company’s control, may trigger an “ownership change.” In addition, future equity offerings or acquisitions that have equity as a component of the purchase price could result in an “ownership change.” If an “ownership change” has occurred or does occur in the future, utilization of the NOL carryforwards or other tax attributes may be limited, which could potentially result in increased future tax liability to the Company.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in the United States. The CARES Act provides numerous tax provisions and other stimulus measures, including temporary changes regarding the prior and future utilization of net operating losses, temporary suspension of certain payment requirements for the employer portion of Social Security taxes, technical corrections from prior tax legislation for tax depreciation of certain qualified improvement property, and the creation of certain refundable employee retention credits. The Company evaluated the provisions of the CARES Act and does not anticipate the associated impacts, if any, will have a material effect on the Company’s provision for income taxes for the year ended December 31, 2020.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations for both federal taxes and the many states in which the Company operates or does business in. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

The Company records uncertain tax positions as liabilities in accordance with ASC 740 and adjust these liabilities when the Company’s judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. As of December 31, 2019 and 2020, the Company has not recorded any uncertain tax positions in its consolidated financial statements.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations. As of December 31, 2019 and 2020, no accrued interest or penalties are recorded in the consolidated balance sheet.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company’s tax years since inception in 2019 are still open under statute. The resolution of tax matters is not expected to have a material effect on the Company’s consolidated financial statements.

14. Related Party Transactions

In August 2019, the Company entered into a consulting agreement with a stockholder and member of the board of directors of the Company to provide corporate, research and development, and marketing guidance to the Company. As of December 31, 2020, the stockholder owned 1,563,771 of the Company’s outstanding common shares, which represented 6.40% of the Company’s outstanding ownership. The Company paid consulting fees of $0.2 million to this stockholder during the year ended December 31, 2020. Additionally, this stockholder is affiliated with the Mass Eye and Ear Infirmary, Inc., which is also considered a related party of the Company.

In September 2019, the Company entered into an exclusive license agreement with an investor, Mass Eye and Eye Infirmary, Inc. (MEE), for which the Company shall reimburse the related party for 100% of the patent expenses incurred per the terms of the agreement (see Note 12). As of December 31, 2020, the investor owned 1,750,000 of the Company’s outstanding common shares. The Company owed less than $0.1 million and $0.1 million to MEE as of December 31, 2019 and 2020, respectively.

In September 2019, the Company entered into an exclusive license agreement with an investor, Lonza Houston, Inc. (Lonza) for outsourced manufacturing services (see Note 12). As December 31, 2020, Lonza owned 1,750,000 shares of the Company’s outstanding common shares, 621,397 shares of Series A-1 and 978,410 shares of Series A. Lonza also purchased 978,410 shares of Series A in March 2021 and 662,261 shares of Series B in April 2021. The Company paid $2.6 million to the related party during the year ended December 31, 2020. There were no amounts due to Lonza as of December 31, 2019. As of December 31, 2020, there was $0.9 million due to Lonza, of which $0.5 million was included in accounts payable and $0.4 million of which was included in accrued expenses and other current liabilities. Additionally, in April 2021, the Company entered into a manufacturing service agreement with Lonza to reserve two dedicated manufacturing slots per year for the Company (see Note 15).

The Company also issued $1.4 million in Notes to Lonza in October 2019 (see Note 6), which were converted into 621,397 shares of Series A-1 in March 2020.

15. Subsequent Events

For its annual financial statements as of December 31, 2020 and for the year then ended, the Company evaluated subsequent events through September 7, 2021, the date on which those financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Issuance and sale of Series A

In March 2021, the Company issued 11,868,111 shares of Series A in a third closing of Series A for gross cash proceeds in the amount of $30.3 million. The rights and preferences of the Series A issued in the second closing are consistent with those of the Series A and A-1.

Increase in authorized number of shares of common stock and preferred stock

In April 2021, the Company’s Board approved an amended and restated certificate of incorporation to increase the number of shares of the number of authorized $0.0001 par value preferred stock to 48,256,340 shares, of which 20,813,930 shares are designated as redeemable convertible Series B preferred stock (Series B), 23,736,223 shares are designated Series A, and 3,706,187 shares are designated Series A-1. The Company’s authorized shares of $0.0001 par value common stock were increased to 71,524,263 shares.

Increase in shares reserved for issuance under the 2019 Plan

In April 2021, the 2019 Plan was amended to increase the number of shares of common stock reserved under the plan from 7,312,006 to 11,312,006 shares.

Issuance and sale of Series B

In April 2021, the Company issued 20,813,930 shares of Series B for gross cash proceeds in the amount of $110.0 million.

The rights and preferences of the Series B are substantially consistent with those of the Series A and A-1 (See Note 7), except for the issuance price per share and conversion factor, which are $5.29 per share for the Series B, and the order of liquidation preferences. In addition, in connection with the Series B financing, the definition of a qualifying initial public offering requiring automatic conversion of all shares of outstanding preferred stock into common stock was amended to be the closing of a firm commitment public offering of common stock at a price at least $5.29 per share (subject to appropriate adjustment in the event of stock dividend, stock split, combination, or other similar capitalization), resulting in at least $75.0 million of gross proceeds to the Company.

Grants of equity awards under the 2019 Plan

In February 2021, the Company issued an aggregate of 1,323,500 equity awards, in the form of restricted common stock and options to purchase common stock. The options were granted at an exercise price of $1.24 per share. In June 2021, the Company granted options for the purchase of an aggregate of 2,162,646 common stock, at an exercise price of $2.62 per share. The aggregate grant-date fair value of the options is expected to be recognized as stock-based compensation expense over a weighted-average four-year term.

Lonza manufacturing services agreement

In April 2021, the Company entered into a manufacturing services agreement with Lonza (Lonza Manufacturing Agreement), which was subsequently amended by a First Amendment which was effective in August 2021, pursuant to which Lonza is obligated to manufacture and supply to the Company pre-clinical and clinical supply of the Company’s products. Under the Lonza Manufacturing Agreement as amended, Lonza will reserve two dedicated manufacturing slots per year for the Company for a five-year initial term. The Company is responsible for reservation payments of up to $1.0 million per contract year in exchange for such dedicated manufacturing slots, which reservation payments may be credited towards payments for the manufacturing services to be performed by Lonza. The Company will pay Lonza for its manufacturing services and reimburse Lonza for its out-of-pocket costs associated with purchasing raw materials, plus a customary handling fee. The Company was also granted a manufacturing credit equal to a specified percentage of the total amount invoiced by Lonza each calendar year, up to a specified maximum credit amount over the duration of the initial term.

In August 2021, at the time of execution of the First Amendment, the Company initiated the first statement of work under the Lonza Manufacturing Agreement.

Unless earlier terminated, the Lonza Manufacturing Agreement will remain in place for just over five years. Either party may terminate the Lonza Manufacturing Agreement at any time after the first anniversary of the effective date, with advance written notice. Additionally, each party has the right to terminate the Lonza Manufacturing Agreement in the event of an uncured material breach by the other party or for specified bankruptcy or insolvency events of the other party.

IOB Research Collaboration Agreement

In June 2021, the Company entered into a sponsored research collaboration agreement with The Institute of Molecular and Clinical Ophthalmology Basel (IOB). Under this agreement (IOB Research Collaboration Agreement), the Company is responsible to fully fund the research and discovery of novel promoters for use in the cortex of the brain. The initial estimate of the research budget is $2.1 million, to be paid quarterly based on actual research costs incurred by or on behalf of IOB.

Under the IOB Research Collaboration Agreement, the Company has an option to obtain an exclusive license to inventions generated under such research program and the arising patents covering such inventions that are solely or jointly owned by IOB for use in the non-eye field on customary terms and conditions to be negotiated by the parties in good faith, which financial terms will be limited to: an initial license fee of $0.1 million; escalating annual maintenance fees beginning on the third anniversary of the license effective date; development and regulatory milestones of up to $0.2 million per licensed promoter and up to an additional $8.35 million per licensed product (subject to various specified maximum numbers of licensed products depending on the applicable milestone event); sales-based milestones of up to $8.5 million per licensed product (subject to reduction after each milestone has been achieved a specified number of times); a percentage, ranging from the high single-digits to low subteen double digits, of specified income received by the Company from sublicensees; reimbursement of patent costs; and a low fixed rate single-digit royalty on net sales of each licensed product in each country until the later of (i) expiration of regulatory exclusivity for such licensed product in such country or (ii) expiration of the last valid claim within the licensed patents covering such licensed product in such country.

The initial term of the IOB Research Collaboration Agreement is 28 months, with an option to extend for an additional one-year period with mutual consent of the parties. Either party may terminate the IOB Research Collaboration Agreement for the uncured material breach of the other party, if the principal investigator at IOB is unable to continue serving as the principal investigator and the parties cannot agree on a replacement, and for specified bankruptcy or insolvency events of the other party. The Company also has the right to terminate the IOB Research Collaboration Agreement at will upon written notice after the 18-month anniversary of the effective date.

U Bonn and UKB Collaboration Agreement and Option Agreement

In June 2021, the Company entered into a collaboration agreement (U Bonn/UKB Collaboration Agreement) and an option agreement (U Bonn/UKB Option Agreement) with Rheinische Friedrich-Wilhelms-Universität Bonn (U Bonn) and Universitätsklinikum Bonn (UKB). Pursuant to the U Bonn/ UKB Collaboration Agreement, UKB transferred specified materials to the Company for performance of specified research activities and UKB and U Bonn will consult and collaborate with the Company regarding the performance of such research activities. The U Bonn/UKB Collaboration Agreement will continue for the duration of the specified collaboration activities.

Pursuant to the U Bonn/UKB Option Agreement, UKB and U Bonn granted the Company an option to obtain a license to specified background inventions and related know-how of UKB and U Bonn and to certain inventions and results generated under the U Bonn/UKB Collaboration Agreement on conditions to be agreed upon by the parties. The U Bonn/UKB Option Agreement will continue until the expiration of the option period.

AFFINIA THERAPEUTICS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

(unaudited)

	December 31, 2020	September 30, 2021
ASSETS
Current assets:
Cash and cash equivalents	$43,225	$149,270
Unbilled accounts receivable	835	—
Prepaid expenses and other current assets	694	1,416

Total current assets	44,754	150,686
Non-current assets:
Restricted cash	1,009	1,008
Right-of-use assets	312	15,091
Property and equipment, net	4,653	10,058
Deferred offering costs	—	1,072

Total assets	$50,728	$177,915

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK & STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable	$1,194	$3,162
Accrued expenses and other current liabilities	3,549	4,455
Deferred revenue	14,840	17,490
Operating lease liability, current portion	331	395

Total current liabilities	19,914	25,502

Non-current liabilities
Operating lease liability, net of current portion	—	14,498
Long-term deferred revenue	8,668	2,085
Preferred tranche obligation	14,123	—
Other liabilities	295	1,023

Total liabilities	$43,000	$43,108

Commitments and contingencies (Note 12)
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $0.0001 par value, 23,736,223 shares authorized, 11,868,112 and 23,736,223 shares issued and outstanding (liquidation preference of $30,325 and $60,650) as of December 31, 2020 and September 30, 2021, respectively	23,814	73,924
Series A-1 redeemable convertible preferred stock, $0.0001 par value, 3,706,187 shares authorized, issued and outstanding (liquidation preference of $8,523) as of December 31, 2020 and September 30, 2021, respectively	7,486	7,486
Series B redeemable convertible preferred stock, $0.0001 par value, 0 and 20,813,930 shares authorized, issued and outstanding (liquidation preference of $110,000) as of December 31, 2020 and September 30, 2021, respectively	—	109,772
Stockholders’ deficit:
Common stock, $0.0001 par value, 45,000,000 and 71,524,263 shares authorized, 6,189,269 and 7,266,891 shares issued and outstanding as of December 31, 2020 and September 30, 2021, respectively	1	1
Additional paid-in capital	421	2,162
Accumulated deficit	(23,994)	(58,538)

Total stockholders’ deficit	(23,572)	(56,375)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$50,728	$177,915

The accompanying notes are an integral part of these condensed consolidated financial statements.

AFFINIA THERAPEUTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

(unaudited)

	Nine Months Ended September 30,
	2020	2021
Collaboration revenue	$799	$4,528
Operating expenses:
Research and development	7,717	25,975
General and administrative	3,570	7,334

Total operating expenses	11,287	33,309

Loss from operations	(10,488)	(28,781)
Other expense:
Change in fair value of preferred tranche obligation	(7,002)	(5,697)
Change in fair value of convertible notes payable	1,036	—
Other expense, net	—	(87)
Interest expense	(81)	—
Interest income	7	21

Total other expense, net	(6,040)	(5,763)

Net loss before income taxes	(16,528)	(34,544)
Provision for income taxes	—	—

Net loss	$(16,528)	$(34,544)

Net loss per share—basic and diluted	$(3.04)	$(5.15)

Weighted-average common shares outstanding—basic and diluted	5,436,129	6,714,007

The accompanying notes are an integral part of these condensed consolidated financial statements.

AFFINIA THERAPEUTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share data)

(unaudited)

	Series A Redeemable Convertible Preferred Stock		Series A-1 Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Number of Shares	Carrying Value	Number of shares	Carrying Value	Shares	Amount
December 31, 2019	—	$—	—	$—	4,898,541	$—	$84	$(2,241)	$(2,157)
Issuance of Series A redeemable convertible preferred stock, net of issuance costs of $327 and preferred tranche obligation of $6,171	11,740,918	23,501	—	—	—	—	—	—	—
Conversion of notes into redeemable convertible Series A-1 preferred stock	—	—	3,706,187	7,486	—	—	—	—	—
Vesting of restricted common stock subject to repurchase	—	—	—	—	1,023,126	1	—	—	1
Stock-based compensation expense	—	—	—	—	—	—	182	—	182
Net loss	—	—	—	—		—	—	(16,528)	(16,528)

September 30, 2020	11,740,918	$23,501	3,706,187	$7,486	5,921,667	$1	$266	$(18,769)	$(18,502)

	Series A Redeemable Convertible Preferred Stock		Series A-1 Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Number of Shares	Carrying Value	Number of shares	Carrying Value	Number of Shares	Carrying Value	Shares	Amount
December 31, 2020	11,868,112	$23,814	3,706,187	$7,486	—	$—	6,189,269	$1	$421	$(23,994)	$(23,572)
Issuance of Series A redeemable convertible preferred stock, net of issuance costs of $35 and reclassification of preferred tranche obligation of $19,820	11,868,111	50,110	—	—	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $228	—	—	—	—	20,813,930	109,772
Vesting of restricted common stock subject to repurchase	—	—	—	—	—	—	1,022,187	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	55,435	—	19	—	19
Stock-based compensation expense	—	—	—	—	—	—	—	—	1,722	—	1,722
Net loss	—	—	—	—	—	—	—	—	—	(34,544)	(34,544)

September 30, 2021	23,736,223	$73,924	3,706,187	$7,486	20,813,930	$109,772	7,266,891	$1	$2,162	$(58,538)	$(56,375)

The accompanying notes are an integral part of these condensed consolidated financial statements.

AFFINIA THERAPEUTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	For the Nine Months ended September 30,
	2020	2021
Cash flows from operating activities:
Net loss	$(16,528)	$(34,544)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	372	1,151
Stock-based compensation expense	182	1,722
Change in fair value of preferred tranche obligation	7,002	5,697
Change in fair value of convertible notes	(1,036)	—
Non-cash interest	76	—
Non-cash lease expense	250	666
Changes in operating assets and liabilities:
Unbilled accounts receivable	—	835
Prepaid expenses and other current assets	(371)	(706)
Accounts payable	2,045	1,824
Accrued expenses and other liabilities	1,724	761
Operating lease liability	(224)	(883)
Deferred revenue	26,201	(3,933)

Net cash provided by (used in) operating activities	19,693	(27,410)

Cash used in investing activities:
Purchases of property and equipment	(2,266)	(7,178)

Cash used in investing activities:	(2,266)	(7,178)

Cash provided by financing activities:
Proceeds from issuances of Series A redeemable convertible preferred stock, net of issuance costs	29,673	30,290
Proceeds from issuances of Series B redeemable convertible preferred stock, net of issuance costs	—	109,772
Proceeds from issuance of restricted stock awards	—	801
Repurchase of unvested restricted stock awards	—	(74)
Payments of deferred offering costs	—	(160)
Proceeds from exercise of stock options	—	3

Net cash provided by financing activities:	29,673	140,632

Net change in cash, cash equivalents and restricted cash	$47,100	$106,044

Cash, cash equivalents and restricted cash at beginning of year	6,202	44,234

Cash, cash equivalents and restricted cash at end of year	$53,302	$150,278

The accompanying notes are an integral part of these condensed consolidated financial statements.

	For the Nine Months Ended September 30,
	2020	2021
Cash and cash equivalents	$52,293	$149,270
Restricted cash	1,009	1,008

Total cash, cash equivalents and restricted cash	$53,302	$150,278

Noncash investing and financing activities:
Deferred offering costs included in accounts payable and accrued expenses	$—	$912

Decrease in accounts payable and accrued expenses for purchases of property and equipment	$(674)	$(622)

Conversion of notes payable and accrued interest into redeemable convertible Series A-1 preferred stock	$7,486	$—

Series A redeemable convertible preferred stock proceeds allocated to tranche obligation	$6,171	$(19,820)

Right-of-use assets obtained in exchange for operating lease liabilities	$—	$15,445

Receivable for exercise of option to purchase common stock	$—	$16

The accompanying notes are an integral part of these condensed consolidated financial statements.

AFFINIA THERAPEUTICS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Description of Business

Affinia Therapeutics Inc. (the Company) was incorporated in February 2019 under the laws of the State of Delaware and is headquartered in Waltham, Massachusetts. The Company is focused on helping patients with a dire medical need and where its platform can have a transformative advantage. The Company intends for the success of its initial programs to translate into the efficient development of additional gene therapy candidates and allow it to build portfolios in neurological, neuro-oncological, neuromuscular and pulmonary diseases.

Going Concern

In accordance with Accounting Standards Codification (ASC) 205-40, Going Concern, the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the condensed consolidated financial statements are issued. As of September 30, 2021, the Company had an accumulated deficit of $58.5 million.

During the nine months ended September 30, 2020 and 2021, the Company incurred net losses of $16.5 million and $34.5 million, respectively. The Company expects to continue to generate operating losses in the foreseeable future. The Company expects that its cash and cash equivalents of $149.3 million as of September 30, 2021, will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next 12 months from issuance of the condensed consolidated financial statements.

In addition, the Company expects that it will seek additional funding through public or private financings, debt financing, collaboration agreements or government grants. The inability to obtain funding, as and when needed, could have a negative impact on the Company’s financial condition and ability to pursue its business strategies, which may include amending, delaying, limiting, reducing, or terminating planned activities related to its product candidates.

Impact of COVID-19

The COVID-19 pandemic (Pandemic) and efforts to control its spread, including through vaccination efforts, have significantly curtailed the movement of people, goods, and services worldwide. The duration and extent of the Pandemic depend on future developments that are highly uncertain and cannot be accurately predicted at this time. It has already had an adverse effect on the global economy, and the ultimate societal and economic impact of the Pandemic remains unknown. Concerns over the economic impact of the Pandemic have caused volatility in financial and other capital markets, which may adversely affect the Company’s ability to access capital markets in the future.

To date, the Company has not experienced significant delays or disruptions in its development activities as a result of the Pandemic but may in the future as the outbreak progresses and some of the Company’s service providers continue to be impacted. The Company’s scientists complied with the Stay-at-Home order issued by the Governor of the Commonwealth of Massachusetts in March 2020, but its research and development operations resumed at a reduced capacity after a two-week initial shut down and the Company substantially resumed full operations by September 2020. The Company will continue to monitor developments as it addresses the disruptions, delays and uncertainties relating to the Pandemic.

In response to the Pandemic, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020. The CARES Act, among other things, includes tax provisions relating to refundable payroll tax credits, deferment of employer’s social security payments, net operating loss utilization and carryback periods, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act has not had a material impact on the Company’s income tax provision for the nine months ended September 30, 2020 and 2021.

2. Summary of Significant Accounting Policies and Basis of Presentation

Basis of presentation

The Company has prepared the financial statements and accompanying notes in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying condensed consolidated financial statements include the accounts of Affinia Therapeutics Inc. and its wholly-owned subsidiary, Affinia Therapeutics Securities Corporation. All intercompany transactions and balances have been eliminated.

Significant accounting policies

The Company’s significant accounting policies are disclosed in Note 2, “Summary of Significant Accounting Policies,” in the audited consolidated financial statements for the period February 27, 2019 (inception) through December 31, 2019 and the year ended December 31, 2020, included elsewhere in this prospectus. Since the date of those consolidated financial statements, there have been no changes to its significant accounting policies except for the items noted below.

Unaudited interim financial information

The accompanying interim condensed consolidated balance sheet as of September 30, 2021, the condensed consolidated statements of operations and comprehensive loss, condensed consolidated statements of redeemable convertible preferred stock and stockholders’ deficit, and condensed consolidated statements of cash flows for the nine months ended September 30, 2020 and 2021, and the related disclosures, are unaudited. Certain information and footnote disclosures normally included in the Company’s annual financial statements have been condensed or omitted. In management’s opinion, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position and the results of its operations and cash flows in accordance with U.S. GAAP. The results for the nine months ended September 30, 2021 are not necessarily indicative of the results expected for the full fiscal year or any other interim period.

Recent accounting pronouncements adopted

In August 2020, the Financial Accounting Standards Board (“FASB’) issued Accounting Standards Update (“ASU’) 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06’). ASU 2020-06 eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, ASU 2020-06 modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS computation. The amendments in ASU 2020-06 are effective for smaller reporting companies as defined by the SEC for fiscal years beginning after December 15,

2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The Company adopted ASU 2020-06 as of January 1, 2021, which did not have an impact on its condensed consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13). ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets. In November 2019, the FASB issued ASU 2019-10 to modify the effective date for ASU 2016-13 for other public business entities including smaller reporting companies, as defined by the SEC. This guidance will become effective for the Company beginning the first quarter of 2023. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-13 will have on its condensed consolidated financial statements but does not expect the impact to be material.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. The standard eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The new standard will be effective for the Company on January 1, 2022. The Company is currently evaluating the potential impact that this standard may have on its financial position and results of operations but does not expect the impact to be material.

Deferred offering costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process financings as deferred offering costs within non-current assets on the condensed consolidated balance sheets, until such time the financings are consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds from the offering, either as a reduction to the carrying value of the preferred stock or, for the issuances of common stock, in stockholder’s deficit as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the condensed consolidated statements of operations.

3. Fair Value Measurements

The financial instruments measured at fair value on a recurring basis in the accompanying condensed consolidated balance sheets consist of the following (in thousands):

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$13,533	$—	$—	$13,533

Total	$13,533	$—	$—	$13,533

Liabilities:
Preferred stock tranche obligation	$—	$—	$14,123	$14,123

Total	$—	$—	$14,123	$14,123

	September 30, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$119,747	$—	$—	$119,747

Total	$119,747	$—	$—	$119,747

There have been no transfers between fair value levels during the year ended December 31, 2020, and the nine months ended September 30, 2021. The preferred tranche obligation outstanding as of December 31, 2020 was settled in March 2021 as part of the issuance of the second tranche of Series A.

The money market funds are highly liquid investments that are valued based on quoted market prices, which represents a Level 1 measurement within the fair value hierarchy.

Preferred tranche obligation

The fair value of the preferred tranche obligation recognized in connection with the Company’s issuance of Series A in March 2020 (See Note 6) was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The fair value hierarchy was estimated based on results of third-party valuations performed. The Company determined that the valuations represented the fair value of the liability at issuance and at subsequent reporting dates. The future value of the Series A was determined through a probability-weighted present value model. In determining the fair value of the tranche obligation, estimates and assumptions impacting fair value included the estimated future values of the Company’s Series A shares, discount rates, estimated time to liquidity and probability of the second tranche closing.

This tranche obligation was remeasured prior to the issuance of subsequent preferred stock tranches and at each subsequent reporting period. As such, the proceeds from the Series A financing were allocated between the Series A tranche obligation and Series A shares using the residual method, with the Series A tranche obligation being recorded at its fair value and the Series A shares at the residual value.

At issuance, the fair value of the tranche obligation was $6.2 million. The fair value of the tranche obligation was determined using a combination of the Black-Scholes option pricing model and the probability weighted expected return method, which incorporated assumptions and estimates to value the tranche obligation.

The Company determined the fair value of the underlying tranche obligation as of December 31, 2020 based on third-party valuations using the following key assumptions:

Significant valuation inputs
Estimated future value of Series A per share	4.05
Discount rate	15%
Time to liquidity	0.19 years
Probability of tranche achievement	57.4%

The fair value of the Series A tranche obligation was determined to be $14.1 million as of December 31, 2020. In March 2021, the preferred stock tranche obligation was settled in connection with the issuance of the second and final tranche of the Series A shares (Note 6). The Company remeasured the fair value of the tranche obligation at settlement, determined the fair value to be $19.8 million, and recognized the $5.7 million change in fair value as other expense, net within the condensed consolidated statements of operations. The fair value of the tranche obligation was determined using a combination of the Black-Scholes option pricing model and the probability weighted expected return method, which incorporated assumptions and estimates to value the tranche obligation.

The following table presents the changes in the Company’s Level 3 fair value instruments for the nine months ended September 30, 2020 and 2021 (in thousands):

Preferred Stock Tranche Obligation
Balance as of December 31, 2019	$—
Issuance of preferred tranche obligation	6,171
Change in fair value included in other expense, net	7,002

Balance as of September 30, 2020	$13,173

Balance as of December 31, 2020	$14,123
Change in fair value included in other expense, net	5,697
Settlements	(19,820)

Balance as of September 30, 2021	$—

Convertible Notes

The Company elected the fair value option to account for its Notes, which were issued in October 2019. The fair value of the Company’s Notes as of December 31, 2019 was determined to be $8.4 million based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

As the Notes were initially and subsequently measured at fair value, they were carried at fair value plus accrued interest immediately prior to their conversion (extinguishment). The Company determined the fair value of the convertible notes based on the proceeds received for the convertible notes, the terms of the convertible notes, and determined at conversion that the fair value of the Notes was equal to the then fair value of the Company’s redeemable convertible series A-1 preferred stock (Series A-1) of $2.30 per share.

The change in fair value from issuance to December 31, 2019 solely related to the accrued interest due to the brief period the Notes were outstanding and lack of significant change in the underlying business. At the closing of the Series A in March 2020, the fair value of the convertible notes was determined to be $7.5 million. The carrying value of the Notes was written down to its fair value, which changed as a result of the holders’ agreement to adjust the conversion rate, with a corresponding $1.0 million gain due to the change in fair value recorded within other expense, net in the condensed consolidated statements of operations.

4. Balance Sheet Components

Prepaid expenses and other current assets as of December 31, 2020 and September 30, 2021, consisted of the following (in thousands):

	December 31, 2020	September 30, 2021
Prepaid personnel expenses	$159	$253
Prepaid research and development costs	—	466
Prepaid software and subscriptions	99	152
Payroll tax receivable	307	307
Prepaid other and other current assets	129	238

Total prepaid expenses and other current assets	$694	$1,416

Accrued expenses and other current liabilities as of December 31, 2020 and September 30, 2021, consisted of the following (in thousands):

	December 31, 2020	September 30, 2021
Accrued employee and compensation expenses	$1,673	$1,649
Accrued research and development expenses	1,509	855
Accrued legal and professional fees	367	1,853
Other	—	98

Total accrued expenses and other current liabilities	$3,549	$4,455

5.	Property and Equipment, Net

Property and equipment, net as of December 31, 2020 and September 30, 2021 consisted of the following (in thousands):

	December 31, 2020	September 30, 2021
Lab equipment	$5,116	$11,381
Computers	111	183
Leasehold improvements	—	154
Furniture and fixtures	—	65

	5,227	11,783
Less: accumulated depreciation	(574)	(1,725)

Property and equipment, net	$4,653	$10,058

Depreciation expense was approximately $0.4 million and $1.2 million for the nine months ended September 30, 2020 and 2021, respectively.

6. Redeemable Convertible Preferred Stock

As of September 30, 2021, the authorized capital stock of the Company includes 48,256,340 shares of redeemable convertible preferred stock, referred to herein as preferred stock, of which 23,736,223 shares are designated as Series A, 3,706,187 shares are designated as Series A-1, and 20,813,930 shares are designated Series B.

Issuances of preferred stock

In March 2020, the Company entered into the Series A Agreement with investors by authorizing the issuance of 23,481,837 Series A shares and 3,706,187 Series A-1 shares, both with a par value of $0.0001. The Series A was originally structured to close in two tranches; the first tranche closed in March 2020, and the Company issued 11,740,918 shares of Series A at $2.56 per share for cash proceeds of $30.0 million, net of issuance costs of $0.3 million. As part of the Series A issuance, the Company settled its outstanding convertible promissory notes (Notes) and accrued interest through the issuance of 3,706,187 shares of Series A-1 for no consideration.

In October 2020, the Company amended the Series A Agreement to increase the Series A shares authorized for issuance to 23,736,223 and include an extension closing with investors. In October 2020, the Company issued 127,194 shares of Series A at $2.56 per share for gross cash proceeds of $0.3 million in the second closing of the first tranche.

In March 2021, the Company issued 11,868,111 shares of Series A in the second and final tranche of the Series A for cash proceeds of $30.0 million, net of issuance costs of $0.3 million. The rights and preferences of the Series A issued in the second tranche are consistent with those of the Series A and Series A-1.

In April 2021, the Company’s board of directors approved an amended and restated certificate of incorporation to increase the number of authorized $0.0001 par value preferred stock to 48,256,340 and subsequently issued 20,813,930 shares of Series B at $5.29 per share for cash proceeds in the amount of $109.8 million, net of issuance costs of $0.2 million.

In connection with the Series B financing, the definition of a qualifying initial public offering requiring automatic conversion of all shares of outstanding preferred stock into common stock was amended to reflect the closing of a firm commitment public offering of common stock at a price per share of at least $5.29 (subject to appropriate adjustment in the event of stock dividend, stock split, combination, or other similar capitalization), resulting in at least $75.0 million of gross proceeds to the Company.

Tranche milestones

In connection with the initial issuance of the Series A in March 2020, the purchasers received the right to purchase, and the Company had the obligation to sell, an additional 11,868,111 shares of Series A at $2.56 per share upon achieving certain milestones (“Milestone Shares”) related to the Company’s research and clinical development.

At the initial issuance of the Series A in March 2020, the Company recognized a tranche obligation of $6.2 million as a liability on its consolidated balance sheet. The Company recorded the remaining proceeds from issuance of $24.2 million, net of issuance costs, as Series A.

The Company remeasured the fair value of the tranche obligation on December 31, 2020. The fair value of the Series A tranche obligation as of December 31, 2020 was determined to be $14.1 million. The change in fair value of $8.0 million was recorded in other expense, net on the consolidated statements of operations for the year ended December 31, 2020.

In the first quarter of 2021, the preferred tranche obligation was settled in connection with the issuance of the second tranche of the Series A shares. There were no defaulting investors as part of this issuance. The Company remeasured the fair value of the tranche obligation immediately prior to settlement and determined the fair value to be $19.8 million, with the $5.7 million change in fair value recognized in other expense, net within the condensed consolidated statements of operations.

As of December 31, 2020 and September 30, 2021, preferred stock consisted of the following (in thousands, except share amounts):

	As of December 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Value
Series A	23,736,223	11,868,112	$23,814	$30,325
Series A-1	3,706,187	3,706,187	7,486	8,523

	27,442,410	15,574,299	$31,300	$38,848

	As of September 30,2021
	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Value
Series A	23,736,223	23,736,223	$73,924	$60,650
Series A-1	3,706,187	3,706,187	7,486	8,523
Series B	20,813,930	20,813,930	109,772	110,000

	48,256,340	48,256,340	$191,182	$179,173

Rights and privileges of preferred stock

The rights and privileges of the preferred stock are as follows:

Voting rights

The holders of each series of preferred stock are entitled to vote on all matters and shall have the number of votes equal to the number of shares of common stock into which the preferred stock is convertible.

Dividends

The holders of the preferred stock are entitled to receive noncumulative cash dividends in an amount equal to $0.204 per share for Series A, $0.184 per share for Series A-1, and $0.423 per share for Series B, when, and if, declared by the Company’s board of directors. As of September 30, 2021, no dividends have been declared or paid.

The holders of preferred stock have preference over holders of common stock. If the Company declares a dividend on more than one class or series of capital stock, the holders of preferred stock shall be entitled to the dividend that would result in the highest amount based on either the preferred stock dividend rate or on an as converted to common stock basis. The preferred stockholders do not share in any additional dividends declared on common stock.

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of shares of preferred stock will receive, in preference to any distribution to the holders of common stock an amount per share equal to the greater of (i) the applicable original issue price of such series of preferred stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding-up, or deemed liquidation event. If upon any such liquidation, dissolution, or winding-up of the Company or deemed liquidation event, the assets available for distribution to the Company’s stockholders are not sufficient to pay the holders of preferred stock the full amount to which they shall be entitled, the holders of preferred stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts, which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event of a deemed liquidation event, if the Company does not effect a dissolution within 90 days after such deemed liquidation event, each holder of preferred stock has the right to require the redemption of such shares, and if voting together as a majority, has the right to require redemption of all outstanding preferred stock in accordance with the liquidation preferences afforded to holders of the preferred stock. Any shares of preferred stock that are redeemed or otherwise acquired by the Company or any of its subsidiaries be automatically and immediately canceled and retired and shall not be reissued, sold, or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of preferred stock following redemption. A Deemed Liquidation Event shall include a merger or consolidation (other than one in which the capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent a majority by voting power of the capital stock of the surviving corporation) or a sale, lease, transfer, exclusive license, or other disposition of all or substantially all of the assets of the Company.

Conversion

Conversion Ratio

Each share of preferred stock shall be convertible, at the option of the holder thereof, at any time into such number of fully paid and nonassessable shares of common stock as is determined by dividing the applicable original issue price by the applicable conversion price (Series A original issue price and applicable conversion price is $2.56 per share, Series A-1 original issue price and applicable conversion price is $2.30 per share, and Series B original issue price and applicable conversion price is $5.29), subject to adjustment in the case of termination or fractional shares.

Mandatory Conversion

All outstanding shares of convertible preferred stock are automatically convertible based upon either (a) the closing of a firm-commitment underwritten public offering in which the aggregate gross proceeds to the Company of at least $75,000,000 of gross proceeds to the Company or (b) the vote or written consent of holders of at least a majority of the convertible preferred stock outstanding at that time with respect to the conversion of the preferred stock then all outstanding shares of convertible preferred stock shall automatically be converted into shares of common stock at the then effective conversion rate and such shares may not be reissued.

Special Mandatory Conversion

In the event that a holder of shares of preferred stock fails to purchase the amount of shares in the additional tranche closing that such holder is obligated to purchase (becomes a “Defaulting Purchaser”), then each share of convertible preferred stock held by such holder and each of its affiliates shall automatically be converted into shares of common stock at the applicable conversion price of such series of convertible preferred stock in effect immediately prior to the consummation of the applicable tranche closing.

Redemption

The preferred stock is not subject to redemption. The preferred stockholders have deemed liquidation rights in certain situations that are not solely within the control of the Company that lead to its classification in temporary equity.

7. Common Stock

The Company’s certificate of incorporation, as amended and restated, authorizes the Company to issue 71,524,263 shares of common stock, $0.0001 par value. As of December 31, 2020 and September 30, 2021 there were 8,850,000 shares and 9,551,435 shares, respectively, legally issued and outstanding, which includes 2,660,731 and 2,284,544 shares of unvested restricted stock, respectively. The Company’s unvested restricted stock is not considered outstanding for accounting purposes until the award vests, but legally, the unvested restricted common stock is outstanding.

Common stock reserved

The number of shares of common stock that have been reserved for the potential conversion of preferred stock, and outstanding stock options granted and stock options available for grant under the Company’s 2019 Stock Incentive Plan (2019 Plan) as of December 31, 2020 and September 30, 2021, are as follows:

	December 31, 2020	September 30, 2021
Conversion of Series A	11,868,112	23,736,223
Future tranches of Series A	11,868,111	—
Conversion of Series A-1	3,706,187	3,706,187
Conversion of Series B	—	20,813,930
Outstanding common stock options	4,844,581	8,041,020
Common stock options available for grant	2,467,425	2,269,551

	34,754,416	58,566,911

Restricted common stock

The proceeds related to unvested restricted common stock are recorded as a deposit liability until the stock vests, at which point the amounts received are reclassified to additional paid-in capital. The deposit liability is presented as other liabilities on the condensed consolidated balance sheets as of December 31, 2020 and September 30, 2021.

In October 2020, the Company modified one of its founder awards and repurchased 250,000 shares of unvested common stock in connection with a termination of employment plans upon the founder’s relocation outside the U.S. due to the Pandemic. This transaction was accounted for as a modification to the existing terms and recorded as a reduction to the deposit liability on the condensed consolidated balance sheet. The remaining 337,500 unvested shares remained outstanding with vesting terms subject to continuous service as a consultant to the Company and certain performance-related conditions that were deemed not probable of achievement as of December 31, 2020. The fair value of the shares at modification was determined to be $1.17 per share, which was used to recognize expense in the second quarter of 2021 when two of the three performance criteria were achieved, resulting in $0.3 million of expense for this award for the nine months ended September 30, 2021. As of September 30, 2021, only one performance-based criterion remains for the restricted stock award. The unrecognized compensation cost is $0.1 million.

In February 2021, the Company issued 646,000 shares of restricted common stock under two separate restricted stock agreements with the Chief Scientific Officer for a purchase price of $1.24 per share, which was paid upon issuance and recorded as a deposit liability. 470,000 shares of restricted common stock vest over a four-year service period. The remaining 176,000 shares are subject to continuous service as an employee of the Company and a performance-related condition which was achieved in March 2021. The shares vest over a four-year service period from the date of achievement of the performance condition. The Company’s restricted stock remains subject to repurchase at cost until such time they have vested, at which point the deposit liability is reclassified to additional paid-in capital. The fair value of the shares at issuance was determined to be $1.17 per share. The fair value of this award, which was all unvested as of September 30, 2021, is $0.8 million.

A summary of restricted stock activity during the nine months ended September 30, 2021 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value (per share)
Unvested restricted stock as of December 31, 2020	2,660,731	$0.28
Granted	646,000	1.17
Vested	(1,022,187)	0.25
Repurchased	—	—

Unvested restricted stock as of September 30, 2021	2,284,544	$0.55

8. Stock-Based Compensation

2019 Equity Incentive Plan

The Company’s 2019 Plan, as amended, provides for the Company to sell, or issue common stock or restricted common stock or to grant incentive stock options or nonqualified stock options for the purchase of common stock, to employees, members of the board of directors, and consultants of the Company. The 2019 Plan is administered by the board of directors or at the discretion of the board of directors by the compensation committee of the board. The exercise prices, vesting periods, and other restrictions are determined at the discretion of the compensation committee of the board of directors, except that the exercise price per share of stock options may not be less than 100% of the fair market value of the share of common stock on the date of grant and the contractual term of stock option may not be greater than ten years. Stock options granted to date typically vest over four years. The Company’s board of directors determines the fair value of the Company’s common stock, taking into consideration its most recent available valuation of common stock performed by third parties as well as additional factors which may have changed since the most recent valuation.

In April 2021, the 2019 Plan was amended to increase the number of shares of common stock reserved under the plan from 7,312,006 to 11,312,006 shares. As of September 30, 2021, there were 2,269,551 shares remaining available for future grant under the 2019 Plan.

Performance and service-based stock options

In February 2021, the Company issued options to purchase an aggregate of 677,500 shares of common stock at an exercise price of $1.24 per share. In June 2021, the Company granted options to purchase an aggregate of 2,162,646 shares of common stock, at an exercise price of $2.62 per share. In September 2021, the Company granted options to purchase an aggregate of 653,004 shares of common stock at an exercise price of $4.35 per share. The aggregate grant date fair value of the options is expected to be recognized as stock-based compensation expense over a four-year term.

As of December 31, 2020, there were 1,682,686 performance-based options outstanding and the achievement of the performance-based condition was not considered probable. In March 2021, the performance condition for the options was considered probable and subsequently met upon the closing of the final tranche of the Series A financing, resulting in the recognition of $0.3 million in stock-based compensation on a cumulative catch-up basis for the achievement of the performance criteria. Total stock-based compensation expense of $0.6 million was recognized for the nine months ended September 30, 2021 for these performance-based awards. The awards will continue to vest based on service-based conditions only, and the remaining expense of $0.7 million will be recognized over the service-based vesting period using an accelerated attribution method.

Stock option valuation

The weighted-average assumptions used to determine the fair values of stock options granted to employees and directors during the nine months ended September 30, 2021 are as follows:

September 30, 2021
Fair value of option	$0.79 - $2.92
Dividend yield	0%
Volatility	77.64% - 80.31%
Risk-free interest rate	0.63% - 1.09%
Expected term (years)	5.95 - 6.13

Summary of option activity

The Company’s stock option activity regarding employees, directors, and nonemployees for the nine months ended September 30, 2021, is summarized as follows:

	Shares	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Life (years)	Weighted Average Grant Date Fair Value (per share)
Outstanding as of December 31, 2020	4,844,581	$1.14	9.51
Granted	3,493,150	2.68		$1.81
Exercised	(55,435)	0.33
Cancelled/forfeited	(241,276)	1.53

Outstanding as of September 30, 2021	8,041,020	$1.80	9.14

Exercisable as of September 30, 2021	1,044,327	$1.11	8.69	$0.66

During the nine months ended September 30, 2021, there were 55,435 stock options exercised. The aggregate intrinsic value of outstanding options as of September 30, 2021 is $20.5 million. The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock.

As of September 30, 2021, total unrecognized compensation cost related to the unvested service-based awards to employees, directors, and nonemployees is $8.0 million, which is expected to be recognized over a weighted-average period of 3.29 years.

Stock-based compensation

The Company recorded the following stock-based compensation expense regarding its employees, directors, and nonemployees for the nine months ended September 30, 2020 and 2021, respectively (in thousands):

	For the Nine months ended September 30,
	2020	2021
General and administrative expense	$129	$1,113
Research and development expense	53	609

Total	$182	$1,722

9. Net loss per share

Basic and diluted net loss per share was calculated as follows (in thousands, except share and per share amounts) for the nine months ended September 30, 2020 and 2021:

	2020	2021
Net loss	$(16,528)	$(34,544)

Net loss attributable to common stockholders—basic and diluted	$(16,528)	$(34,544)

Denominator:
Weighted-average common stock outstanding—basic and diluted	5,436,129	6,714,007

Net loss per share attributable to common stockholders—basic and diluted	$(3.04)	$(5.15)

The Company’s potential dilutive securities have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	As of September 30,
	2020	2021
Series A (as converted to common stock)	11,740,918	23,736,223
Series A-1 (as converted to common stock)	3,706,187	3,706,187
Series B (as converted to common stock)	—	20,813,930
Stock options to purchase common stock	3,891,581	8,041,020
Unvested restricted common stock	3,278,334	2,284,544

	22,617,020	58,581,904

10. License and Collaboration Agreement

Vertex Strategic Collaboration and License Agreement

In April 2020, the Company entered into a Strategic Collaboration and License Agreement (Vertex Agreement) with Vertex Pharmaceuticals Incorporated (Vertex). The Company began research efforts under the Vertex Agreement in September 2020. For further details regarding the Vertex Agreement, refer to Note 11, “License and Collaboration Agreement” in the audited financial statements for the period February 27, 2019 (inception) through December 31, 2019 and the year ended December 31, 2020 included elsewhere in this prospectus. Since the date of those financial statements, there have been no changes to the Vertex Agreement except for the items noted below.

The following table represents disaggregated revenue by performance obligation under the Vertex Agreement for the nine months ended September 30, 2020 and 2021, respectively (in thousands):

	For the nine months ended September 30,
	2020	2021
DMD/DM1 Research and License	$617	$3,036
Cystic Fibrosis Research	182	897
Research study	—	595

Total	$799	$4,528

The aggregate amount of the transaction price allocated to the remaining performance obligations as of September 30, 2021 was $19.6 million. $2.1 million of the remaining performance obligations relates to the CF material right which is deferred until the Cystic Fibrosis (CF) option is exercised or Vertex’s option with respect to the CF option expires and is recorded within long-term deferred revenue within the condensed consolidated balance sheet. The Company will recognize the remaining $17.5 million allocated to these performance obligations as they are satisfied, which is expected to occur over a period of 1 year from September 30, 2021.

Contract Asset

As of December 31, 2020, the Company recorded unbilled accounts receivable of $0.8 million as a contract asset within the condensed consolidated balance sheet. The contract asset relates to revenue earned under the research study option that was not billed to the customer as of year-end. As of September 30, 2021, there was no unbilled accounts receivable.

Contract Liability

As of December 31, 2020, the Company recorded deferred revenue of $14.8 million as a contract liability within current liabilities and $8.7 million as a contract liability within long-term liabilities in the accompanying condensed consolidated balance sheet.

As of September 30, 2021, the Company recorded deferred revenue of $17.5 million as a contract liability within current liabilities and $2.1 million within long-term liabilities in the accompanying condensed consolidated balance sheet.

Changes in deferred revenue during the nine months ended September 30, 2021, were as follows (in thousands):

Nine months ended September 30, 2021
Beginning balance	$23,508
Revenues deferred during the period	—
Revenues recognized during the period	(3,933)

Ending balance	$19,575

11. Commitment and Contingencies

Leases

In September 2019, the Company entered into an operating lease for laboratory and office space located in Waltham, Massachusetts. The lease commenced in October 2019, and provided for escalating monthly rental payments, with a termination date of December 31, 2021. The Company had a letter of credit in relation to this lease, which was recorded in restricted cash on its condensed consolidated balance sheets as of December 31, 2020. In March 2021, the Company entered into an amendment to terminate the lease with an effective date of May 31, 2021. A termination payment equal to $0.1 million was paid upon the execution of the termination agreement, which was recorded as an additional lease cost. The restricted cash associated with the letter of credit was not returned to the Company until the fourth quarter of 2021, and as such, was still restricted as of September 30, 2021.

In September 2020, the Company became party to a 138-month non-cancellable lease for a laboratory and office facility comprising 31,590 of rentable square feet located in Waltham, Massachusetts. The lease commenced in March 2021, after the Landlord completed the build-out of its general improvements, with a non-cancellable term through September 30, 2032. The lease provides the Company with two renewal options of five years each that the Company is not reasonably certain to exercise. The Company has a letter of credit amounting to $0.9 million in relation to this lease, which is recorded as restricted cash in the Company’s condensed consolidated balance sheet as of September 30, 2021. The lease agreement provides for escalating monthly rental payments totaling approximately $25.9 million over the lease term.

The Company recognizes lease costs on a straight-line basis over the remaining lease term, except for variable lease payments that are expensed when the events determining the amount of variable consideration to be paid have occurred.

The components of lease cost under ASC 842 were as follows (in thousands):

	Nine months ended September 30,
	2020	2021
Operating lease cost	$293	$1,361
Variable lease cost	—	64

Total lease cost	$293	$1,425

Supplemental disclosure related to leases for the nine months ended September 30, 2020 and 2021, was as follows (in thousands, except lease term and discount rate data):

	Nine months ended September 30,
	2020	2021
Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	$268	$1,578
Weighted-average remaining lease term (in years)—operating leases	1.08	10.93
Weighted-average discount rate—operating leases	10.90%	9.22%

The following table summarizes the maturity of the Company’s operating lease liabilities as of September 30, 2021 (in thousands):

September 30, 2021
2021 (remainder of the year)	$417
2022	1,772
2023	2,027
2024	2,079
2025	2,133
Thereafter	15,835

Total lease payments	24,263
Less: interest	(9,370)

Present value of lease liabilities	$14,893

Lonza Manufacturing Services Agreement

In April 2021, the Company entered into a manufacturing services agreement with Lonza (Lonza Manufacturing Agreement), which was subsequently amended in August 2021 (First Amendment), pursuant to which Lonza is obligated to manufacture and supply the Company’s preclinical and clinical materials. Under the First Amendment, Lonza reserved two dedicated manufacturing slots per year for the Company for a five-year initial term. The Company is responsible for capacity reservation payments of $0.5 million per dedicated manufacturing slot per year (two of which were reserved for in 2022 and will be paid for in 2021 for an aggregate of $1.0 million). Reservation payments may be credited towards payments for the manufacturing services to be performed by Lonza. The Company will pay Lonza for its manufacturing services and reimburse Lonza for its out-of-pocket costs associated with purchasing raw materials, plus a customary handling fee. The Company was also granted a manufacturing credit equal to a specified percentage of the total amount invoiced by Lonza each calendar year, up to a specified maximum credit amount over the duration of the initial term.

In August 2021, at the time of execution of the First Amendment, the Company initiated the first statement of work under the Lonza Manufacturing Agreement. The Company subsequently entered into a second statement of work under the Lonza Manufacturing Agreement in September 2021. During the nine months ended September 30, 2021, $0.5 million was incurred under the statements of work and is included in accounts payable in the condensed consolidated balance sheet.

Unless earlier terminated, the Lonza Manufacturing Agreement will remain in place for just over five years. Either party may terminate the Lonza Manufacturing Agreement at any time after the first anniversary of the effective date, with advance written notice. Additionally, each party has the right to terminate the Lonza Manufacturing Agreement in the event of an uncured material breach by the other party or for specified bankruptcy or insolvency events of the other party.

IOB Research Collaboration Agreement

In June 2021, the Company entered into a sponsored research collaboration agreement with The Institute of Molecular and Clinical Ophthalmology Basel (IOB). Under this agreement (IOB Research Collaboration Agreement), the Company is responsible to fully fund the research and discovery activities of IOB in search of novel promoters for use in the cortex of the brain. The initial estimate of the IOB research budget is $2.1 million, to be paid by the Company quarterly based on actual research costs incurred by or on behalf of IOB. The Company incurred $0.2 million under the agreement during the nine months ended September 30, 2021 and included such amount in accrued expenses and other current liabilities in the condensed consolidated balance sheet. All costs incurred under the IOB Research Collaboration Agreement are recognized as research and development within the condensed consolidated statements of operations.

Under the IOB Research Collaboration Agreement, the Company has an option to obtain an exclusive license to inventions generated under such research program and the arising patents covering such inventions that are solely or jointly owned by IOB for use in the non-eye field on customary terms and conditions to be negotiated by the parties in good faith, which financial terms will be limited to: an initial license fee of $0.1 million; escalating annual maintenance fees beginning on the third anniversary of the license effective date; development and regulatory milestones of up to $0.2 million per licensed promoter and up to an additional $8.35 million per licensed product (subject to various specified maximum numbers of licensed products depending on the applicable milestone event); sales-based milestones of up to $8.5 million per licensed product (subject to reduction after each milestone has been achieved a specified number of times); a percentage, ranging from the high single-digits to low subteen double digits, of specified income received by the Company from sublicensees; reimbursement of patent costs; and a low fixed rate single-digit royalty on net sales of each licensed product in each country until the later of (i) expiration of regulatory exclusivity for such licensed product in such country or (ii) expiration of the last valid claim within the licensed patents covering such licensed product in such country.

The initial term of the IOB Research Collaboration Agreement is 28 months, with an option to extend for an additional one-year period with mutual consent of the parties. Either party may terminate the IOB Research Collaboration Agreement for the uncured material breach of the other party, if the principal investigator at IOB is unable to continue serving as the principal investigator and the parties cannot agree on a replacement, and for specified bankruptcy or insolvency events of the other party. The Company also has the right to terminate the IOB Research Collaboration Agreement at will upon written notice after the 18-month anniversary of the effective date.

U Bonn and UKB Collaboration Agreement and Option Agreement

In June 2021, the Company entered into a collaboration agreement (U Bonn/UKB Collaboration Agreement) and an option agreement (U Bonn/UKB Option Agreement) with Rheinische Friedrich-Wilhelms-Universität Bonn (U Bonn) and Universitätsklinikum Bonn (UKB). Pursuant to the U Bonn/UKB Collaboration Agreement, in consideration for payment of approximately €61,000 (approximately $74,000 based on the spot rate on the date of the transaction) by the Company, UKB delivered specified materials relating to mutated arylsulfatase A to the Company for performance of specified research activities, and UKB will consult and collaborate with the Company regarding the performance of such research activities. The ownership of arising sole and joint collaboration results that are unpatentable know-how and sole and joint collaboration results that are patentable inventions is described in the U Bonn/UKB Collaboration Agreement. The U Bonn/UKB Collaboration Agreement will continue for the duration of the specified collaboration activities. The parties currently contemplate that the collaboration activities under the U Bonn/UKB Collaboration Agreement will be completed around December 2022. Either party may terminate the U Bonn/UKB Collaboration Agreement if the project of the collaboration is infeasible or unsuccessful, as proven by supported data.

Pursuant to the U Bonn/UKB Option Agreement, UKB and U Bonn granted the Company an exclusive option to obtain an exclusive license to specified intellectual property rights as described in the U Bonn/UKB Option Agreement and the U Bonn/UKB Collaboration Agreement. Under the U Bonn/UKB Option Agreement, the Company paid UKB and U Bonn €67,000 (approximately $82,000 based on the spot rate on the date of the transaction) as an option fee and €25,000 (approximately $30,000 based on the spot rate on the date of the transaction) for the use of materials provided to the Company and the Company is responsible for patent prosecution costs during the option exercise period. If the

Company elects to exercise its option, the parties will then negotiate a license agreement on common market conditions to be agreed upon by the parties. If the parties enter into an agreement based on the current term sheet agreed upon by the parties, the financial obligations would constitute: an initial license fee less than €0.5 million (approximately $0.6 million based on the spot rate at the date of the transaction); annual minimum license fees beginning on the third anniversary of the license effective date; development and regulatory milestone payments of up to €7.8 million (approximately $9.5 million based on the spot rate on the date of the transaction); commercial sales-based milestone payments of up to €0.9 million (approximately $1.1 million based on the spot rate on the date of the transaction); a low single-digit royalty on net sales of each licensed product; and a percentage in the mid-twenty percent range of specified sublicensing revenue received by the Company, in all cases with such payments reduced if the license does not include patentable inventions. The option is exercisable by the Company until May 30, 2022. The U Bonn/UKB Option Agreement will continue until the expiration of the option exercise period. Either party may terminate the U Bonn/UKB Option Agreement for specified bankruptcy or insolvency event of the other party or if a party fails to fulfill a contractual obligation within a specified time frame. The Company may also terminate the U Bonn/UKB Option Agreement upon notice for specified scientific or technical reasons.

Massachusetts Eye and Ear Infirmary and Lonza License Agreement

In September 2019, the Company entered into an exclusive license agreement (MEE/Lonza License Agreement) with Lonza Houston, Inc. (Lonza) and both Massachusetts Eye and Ear Infirmary and The Schepens Eye Research Institute, Inc. (together, MEE), pursuant to which Lonza and MEE granted the Company an exclusive, sublicensable, worldwide license under specified patents and know-how to research, develop, manufacture and commercialize products containing certain adeno- associated virus (AAV) capsids in all fields of use other than certain ultra-rare retinal diseases and hearing or balance disorders, and a non-exclusive, non-sublicensable, worldwide license under specified manufacturing related technology to manufacture and exploit such licensed products in such licensed fields. Under such agreement, the license rights do not include rights to exploit products for certain targets that are encumbered by existing contracts between MEE and Lonza and third parties, and may be subject to MEE’s right to negotiate (for itself or a third party collaborator), under certain limited conditions, the right in a limited ophthalmology field for targets that the Company is not developing or intending to develop, by itself or with a third party, subject to the first right of Company to pursue such targets if such negotiation right is triggered by MEE. The Company also has an option to expand the scope of the exclusive license to include certain additional patent rights arising from inventions generated under a certain sponsored research agreement between Lonza and MEE. The Company has an obligation to use commercially reasonable efforts to achieve specified funding, revenue, development, regulatory and commercial diligence milestone events within specified timeframes.

Additionally, the Company is obligated to make aggregate development and regulatory milestone payments of approximately $8.7 million upon achievement of certain development and regulatory milestone events for only one licensed product directed to each target or transgene, unless and until the Company or its affiliates (but not sublicensees) achieves a specified milestone event for a second licensed product directed to the same target or transgene, in which case all development and regulatory milestones will be payable retroactively for such second licensed product directed to such target or transgene. The Company is also obligated to make aggregate sales-based milestone payments of up to $35 million upon achievement of certain sales-based milestones for the first licensed product directed to each target or transgene. In addition, the Company will pay Lonza and MEE tiered royalties on net sales of licensed product sold by the Company and its affiliates ranging from the low-single digits to ten percent based on the amount of annual net sales and how many licensed products that have progressed beyond certain stages of development under the agreement, subject to customary offsets and deductions. The Company is also obligated to pay Lonza and MEE potential additional milestone payments based on activities by sublicensees and the financial terms of the applicable sublicense agreement, a percentage of royalty income received from sublicensees ranging as a percentage (in the low-double digits to mid-double digits) of the royalties received by the Company, low double-digits and a percentage of specified non-royalty sublicensing income received from sublicensees ranging from the mid-single digits to the mid-double digits based on how many products have progressed beyond certain stages of development under the agreement, subject to customary exclusions and reductions.

The MEE/Lonza License Agreement will expire upon the expiration of the last royalty term, on a licensed product-by-licensed product and country-for-country basis. The royalty term, by licensed product and country, commences upon the first commercial sale and ends upon the later to occur of (i) the expiration of certain licensed patent rights covering such licensed product in such country and (ii) 10 years after the first commercial sale of such licensed product in such country. The last to expire patent licensed under the MEE/Lonza License Agreement is scheduled to expire in September 2040, not including any patent term adjustments or extensions. The Company has the right to terminate the MEE/Lonza License Agreement for convenience with advance written notice to the Company. MEE and Lonza have the right to terminate the MEE/Lonza License Agreement in the event of an uncured material breach by the Company, for specified bankruptcy or insolvency events of the Company and for specified patent challenges by the Company.

The Company incurred $0.3 million in patent reimbursement costs under the MEE/Lonza License Agreement to date and paid these expenses during the nine months ended September 30, 2021.

Legal proceedings

The Company is not a party to any material legal proceedings. At each reporting date, the Company evaluates whether a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

Indemnification agreements

As permitted under Delaware law, the Company indemnifies its officers, directors, and employees for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The term of the indemnification is for the officer’s or director’s lifetime.

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. The maximum potential amounts of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications nor experienced any losses related to them. As of September 30, 2021, the Company was not aware of any claims under indemnification arrangements and does not expect significant claims related to these indemnification obligations and, consequently, concluded that the fair value of these obligations is negligible; therefore, no related reserves were established.

12. Income Taxes

The Company did not record a federal or state or income tax provision or benefit for the nine months ended September 30, 2020 or 2021 due to the expected loss before income taxes to be incurred, as well as the Company’s continued maintenance of a full valuation allowance against its net deferred tax assets.

Deferred tax assets and deferred tax liabilities are recognized based on temporary differences between the financial reporting and tax bases of assets and liabilities using statutory rates. Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are comprised principally of net operating loss carryforwards and research and development credits. Under the applicable accounting standards, management has considered the Company’s history of losses and concluded that it is more likely than not that the Company will not recognize the benefits of federal and state deferred tax assets. Accordingly, a full valuation allowance has been established against the Company’s otherwise recognizable net deferred tax assets.

13. Related Party Transactions

In August 2019, the Company entered into a consulting agreement with a stockholder and member of the board of directors of the Company to provide corporate, research and development, and marketing guidance to the Company. As of December 31, 2020 and September 30, 2021, the stockholder owned 1,563,771 of the Company’s outstanding common shares. Additionally, this stockholder is affiliated with MEE, which is also considered a related party of the Company.

In September 2019, the Company entered into an exclusive license agreement with MEE for which the Company shall reimburse the related party for 100% of the patent expenses incurred per the terms of the agreement (see Note 11). As of September 30, 2020 and 2021, the investor owned 1,750,000 of the Company’s outstanding common shares.

In September 2019, the Company entered into an exclusive license agreement with Lonza (see Note 11). Lonza owned 1,750,000 shares of the Company’s outstanding common shares as of December 31, 2020 and September 30, 2021. Further, Lonza owns 621,397 shares of Series A-1, 1,956,820 shares of Series A, and 662,261 shares of Series B.

In 2020, the Company entered into a consulting agreement with an investor, former Chief Operating Officer. As of September 30, 2021, the investor owned 925,000 of the Company’s outstanding common shares and 110,963 shares of the Company’s outstanding Series A-1.

The Company has the following balances due to related parties within the condensed consolidated balance sheets as of December 31, 2020 and September 30, 2021 (in thousands):

	December 31, 2020	September 30, 2021
Accounts payable	$525	$540
Accrued expenses	532	91

Total	$1,057	$631

The Company’s results from transactions with related parties within the condensed consolidated statements of operations for the nine months ended September 30, 2020 and 2021, are as follows (in thousands):

	September 30, 2020	September 30, 2021
Research and development	$1,562	$2,878
General and administrative	165	379

Total	$1,727	$3,257

14. Subsequent Events

For its interim condensed consolidated financial statements as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021, the Company evaluated subsequent events through November 24, 2021, the date on which these financial statements are available to be issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the interim condensed consolidated financial statements.

In November 2021, the Company entered into a change order to Statement of Work A-1 with Lonza pursuant to the Manufacturing Services Agreement dated April 30, 2021, as amended in August 2021, to execute an engineering batch to ensure readiness to proceed to execution of manufacturing. The Company will pay a fixed fee of $2.2 million, plus an estimated materials cost, with fifty percent of the fixed fee due upon execution of the change order, and the remainder due upon completion. Material costs will be invoiced monthly and include a 10% handling fee.

            Shares

Common Stock

Goldman Sachs & Co. LLC	Jefferies	Piper Sandler

Chardan

Through and including                , 2022 (the 25th day after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq Global Market initial listing fee.

Amount
SEC registration fee		$9,270	*
FINRA filing fee		15,500	*
Nasdaq Global Market initial listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue sky fees and expenses		*
Transfer agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*	To be provided by amendment

Item 14. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and bylaws to be in effect upon the closing of this offering will provide that: (i) we are required to indemnify our directors to the fullest extent permitted by the Delaware General Corporation Law; (ii) we may, in our discretion, indemnify our officers, employees and agents as set forth in the Delaware General Corporation Law; (iii) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors in connection with certain legal proceedings; (iv) the rights conferred in the bylaws are not exclusive; and (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

In connection with this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements will also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. We intend to enter into similar indemnification agreements with our executive officers prior to the completion of this offering. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

In addition, the underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise. Our amended and restated investor rights agreement with certain investors also provides for cross-indemnification in connection with the registration of our common stock on behalf of such investors.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities sold by us since our inception through the date of the prospectus that forms a part of this registration statement.

Issuances of Common Stock

In September 2019, we issued an aggregate of 3,500,000 shares of our common stock to two accredited investors at a purchase price of $0.0001 per share, as consideration for entering into a collaboration and license agreement.

Issuances of Preferred Stock

In March 2020, we issued an aggregate of 11,740,918 shares of our redeemable convertible Series A preferred stock to eight investors at a purchase price of $2.56 per share, for aggregate consideration of $11.7 million.

In March 2020, we issued an aggregate of 3,706,187 shares of our redeemable convertible Series A-1 preferred stock to 14 investors at a purchase price of $2.30 per share, for aggregate consideration of $3.7 million.

In October 2020, we issued an aggregate of 127,194 shares of our redeemable convertible Series A preferred stock to three investors at a purchase price of $2.56 per share, for aggregate consideration of $0.3 million.

In March 2021, we issued an aggregate of 11,868,111 shares of our redeemable convertible Series A preferred stock to 10 investors at a purchase price of $2.56 per share, for aggregate consideration of $30.3 million.

In April 2021, we issued an aggregate of 20,813,930 shares of our redeemable convertible Series B preferred stock to 22 investors at a purchase price of $5.29 per share, for aggregate consideration of $110.0 million.

Founders Stock

In August 2019, we issued 5,300,000 shares of restricted common stock at a price of $0.0001 per share to certain of our founders (Initial Founders Stock). In April 2020, we issued 400,000 shares of restricted common stock (together with the Initial Founders Stock, the Founders Stock) under a restricted stock agreement in connection with an employment offer to an existing founder for $0.74 per share, which was determined to be fair value at issuance. In December 2020, we and the founder terminated the existing offer letter and restated the existing consulting agreement as a result of the founder’s relocation to outside the United States due to the COVID-19 pandemic. In connection with the termination of the offer letter, we modified the grant and repurchased 100,000 of the unvested shares, with the remaining 300,000 shares to the founder to vest over a four-year period, subject to the founder’s continuous service as a consultant to us. The fair value of the shares at re-issuance was determined to be $1.17 per share, and we recognize expense based on this fair value over the requisite service period. As of September 30, 2021, 1,638,545 shares of Founders Stock were subject to vesting conditions.

Issuances Pursuant to our Equity Plans

From February 27, 2019 (the date of our inception) through the date of this registration statement, we granted options under our 2019 Equity Incentive Plan to purchase an aggregate of 9,914,405 shares of common stock, at a weighted-average exercise price of $2.30 per share, to our employees, directors and consultants. Of these, 55,888 shares have been issued upon the exercise of options for aggregate consideration of $18,522 and options for the purchase of 289,191 shares of common stock have been forfeited, expired or cancelled.

In 2021, we issued 646,000 restricted common shares under our 2019 Equity Incentive Plan to our Chief Scientific Officer in conjunction with his employment, at a purchase price of $1.24 per share. 470,000 of these shares vest monthly over a four-year service term with a one-year cliff vest from date of employment, and 176,000 shares contain the same service-based vesting, but with a vesting commencement date contingent upon the issuance of the final tranche of the Series A, which occurred in March 2021.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits listed below are filed as part of this registration.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1	Second Amended and Restated Certificate of Incorporation of the Registrant (as amended and currently in effect)

3.2	Amended and Restated Bylaws of the Registrant (currently in effect)

3.3*	Form of Third Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)

3.4*	Form of Second Amended and Restated Bylaws of the Registrant (to be effective upon the closing of this offering)

4.1*	Form of Common Stock Certificate of the Registrant

4.2	Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain of its stockholders, dated April 20, 2021

5.1*	Opinion of Cooley LLP

10.1†	Exclusive License Agreement, by and among the Registrant, Massachusetts Eye and Ear Infirmary, the Schepens Eye Research Institute, Inc. and Lonza Houston, Inc., dated September 9, 2019

10.2†	Strategic Collaboration and License Agreement by and between the Registrant and Vertex Pharmaceuticals Incorporated., dated as of April 14, 2020

10.3†	Collaboration Agreement by and among the Registrant and Rheinische Friedrich-Wilhelms-Universität Bonn and Universitätsklinikum Bonn, dated as of June 11, 2021

10.4†	Option Agreement by and among the Registrant and Rheinische Friedrich-Wilhelms-Universität Bonn and Universitätsklinikum Bonn, dated as of June 11, 2021

10.5†	Sponsored Research Collaboration Agreement by and between the Registrant and The Institute of Molecular and Clinical Ophthalmology Basel, dated as of June 22, 2021

10.6†	Manufacturing Services Agreement by and between the Registrant and Lonza Houston, Inc., dated as of April 30, 2021, as amended on August 9, 2021

10.7+	2019 Equity Incentive Plan and Forms of Option Grant Notice and Agreement, Exercise Notice, Early Exercise Notice and Restricted Stock Award Notice (as amended)

10.8+*	2022 Stock Incentive Plan and Forms of Stock Option Grant Notice, Stock Option Agreement, Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement

10.9+*	2022 Employee Stock Purchase Plan

10.10+*	Form of Indemnification Agreement with Executive Officers and Directors

10.11+	Employment Agreement by and between the Registrant and Rick Modi, dated as of August 27, 2019.

10.12+	Offer Letter by and between the Registrant and Charles Albright, dated as of December 20, 2020.

10.13+	Offer Letter by and between the Registrant and Thomas Leggett, dated as of November 16, 2021.

21.1	List of Subsidiaries

Exhibit Number	Description of Exhibit

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm

23.2*	Consent of Cooley LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

+	Indicates management contract or compensatory plan.
†	Portions of this exhibit (indicated by asterisks) have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv).
*	To be filed by amendment.

(b) Financial Statement Schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Waltham, Massachusetts, on this 4th day of January, 2022.

AFFINIA THERAPEUTICS INC.

By:	/s/ Rick Modi
Rick Modi
Chief Executive Officer and Director

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Rick Modi as his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Rick Modi Rick Modi	Chief Executive Officer and Director (Principal Executive Officer)	January 4, 2022

/s/ Thomas Leggett Thomas Leggett	Chief Financial Officer (Principal Financial and Accounting Officer)	January 4, 2022

/s/ Sean P. Nolan Sean P. Nolan	Director and Chair of the Board	January 4, 2022

/s/ Carole Faig Carole Faig	Director	January 4, 2022

/s/ David Grayzel, M.D. David Grayzel, M.D.	Director	January 4, 2022

/s/ Ed Mathers Ed Mathers	Director	January 4, 2022

Signature	Title	Date

/s/ Elliott Sigal, M.D., Ph.D. Elliott Sigal, M.D., Ph.D.	Director	January 4, 2022

/s/ Caroline Stout Caroline Stout	Director	January 4, 2022

/s/ Luc Vandenberghe, Ph.D. Luc Vandenberghe, Ph.D.	Director	January 4, 2022